As filed with the Securities and Exchange Commission on December 19, 2023.
Registration No. 333-275404
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
The Fortegra Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	82-4654674
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
(866) 961-9529
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
Richard S. Kahlbaugh
President and Chief Executive Officer
The Fortegra Group, Inc.
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
(866) 961-9529
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Michael Littenberg William Michener Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Richard Truesdell Jr. Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated December 19, 2023.
Shares
The Fortegra Group, Inc.
Common Stock

This is an initial public offering of shares of common stock of The Fortegra Group, Inc. All of the     shares of common stock are being sold by us.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $     . We have applied for listing on the New York Stock Exchange under the symbol “TFG”.
See "Risk Factors" on page 19 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See the section entitled “Underwriting” for additional information regarding underwriting compensation.
To the extent that the underwriters sell more than     shares of common stock, the underwriters have the option to purchase up to an additional     shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2024.

Goldman Sachs & Co. LLC	J.P. Morgan	Jefferies
Barclays

JMP Securities A CITIZENS COMPANY	Keefe, Bruyette & Woods A Stifel Company	Piper Sandler	Raymond James

Prospectus dated     , 2024.

FORTEGRA®

FORTITUDE + INTEGRITY

CONSISTENT
GROWTH

CONSISTENT
RISK MANAGEMENT

CONSISTENT
PROFITABILITY

Neither we, the underwriters, Tiptree, nor Warburg has authorized anyone to provide you with information that is different. This document may only be used in jurisdictions where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or such other date set forth in this document, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering may only be accurate as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.
For investors outside the United States: Neither we, the underwriters, Tiptree, nor Warburg have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.
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BASIS OF PRESENTATION AND OTHER INFORMATION
Unless the context otherwise requires, all references to “The Fortegra Group,” “Fortegra,” the “Company,” “we,” “us,” “our” or similar terms refer (i) prior to June 21, 2022, to The Fortegra Group, LLC and its subsidiaries and (ii) on or after June 21, 2022, to The Fortegra Group, Inc., a Delaware corporation, together with its consolidated subsidiaries taken as a whole. References to “Tiptree” refer to Tiptree Inc., our indirect parent and its consolidated subsidiaries, other than Fortegra and its consolidated subsidiaries.
MARKET, INDUSTRY AND OTHER DATA
This prospectus includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this prospectus, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
TRADEMARKS
We own or otherwise have rights to the trademarks, service marks, copyrights and trade names, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes trademarks, which are protected under applicable intellectual property laws and are our property and the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks, service marks, trade names and copyrights referred to in this prospectus may appear without the ®,™,℠ or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.
KEY PERFORMANCE METRICS AND NON-GAAP FINANCIAL MEASURES
We refer in this prospectus to the following key performance metrics and non-GAAP financial measures:
Key Performance Metrics:
1.Gross Written Premiums and Premium Equivalents (“GWPPE”)
Represents total gross written premiums and premium equivalents from insurance policies and warranty service contracts issued during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of warranty service and administrative contract volumes to gross written premiums.
2.Net Written Premiums
Net written premiums are gross written premiums less ceded written premiums. Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Ceded written premiums are the amounts of gross written premiums ceded to reinsurers. The
ii

volume of our ceded written premiums is impacted by the volume of our gross written premiums and any decision we make to increase or decrease retention levels, policy limits and co-participations.
3.Combined Ratio, Loss Ratio, Acquisition Ratio, Underwriting Ratio and Operating Expense Ratio
Combined ratio is an operating measure, which equals the sum of the underwriting ratio and the operating expense ratio. Loss ratio is the ratio of the GAAP line items net losses and loss adjustment expenses and member benefit claims to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Acquisition ratio is the ratio of the GAAP line items commission expense (less ceding fees and ceding commissions) to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Underwriting ratio is the combination of the loss ratio and the acquisition ratio. Operating expense ratio is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees (excluding ceding fees) and other revenue (excluding cash and cash equivalent interest income).
4.Return on Average Equity (“ROAE”)
Represents net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholders’ equity during the period.
Non-GAAP Financial Measures:
1.Underwriting and Fee Revenues
Represents total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses), ceding fees, ceding commissions and cash and cash equivalent interest income as reported in other income.
2.Underwriting and Fee Margin
Represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), cash and cash equivalent interest income, employee compensation and benefits, other expenses, interest expense and depreciation and amortization.
3.Adjusted Net Income
Represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
4.Adjusted Return on Average Equity
Represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholder’s equity during the period.
These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles in the United States, or GAAP. They are supplemental financial measures of our performance only, and should not be considered substitutes for earned premiums, net income or any other measure derived in accordance with GAAP. For a discussion of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.” In addition, for a description of our revenue recognition policies, see Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision.
The Fortegra Group, Inc.
Who We Are
We are a growing, consistently profitable and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, we have a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. We are an underwriting-focused company, with deep expertise within the admitted and excess and surplus (“E&S”) insurance lines and capital light fee-based services markets. We target moderate risk limits and utilize a sophisticated reinsurance strategy to reduce volatility and protect our capital. We believe we win through our differentiated go-to-market strategy, our expertise in customized underwriting solutions and the value-added services we offer to our distribution partners. Our financial success is demonstrated through our GWPPE compound annual growth rate (“CAGR”) of 25%, average combined ratio of 91%, average ROAE of 15% and average adjusted ROAE of 21%, each measured since 2019 through September 30, 2023.
Our business mix is the result of a focus on building a diversified and complementary portfolio. When our current Chief Executive Officer, Rick Kahlbaugh, joined Fortegra in 2003 as Chief Operating Officer, our business was oriented as a monoline insurance company with a narrow geographic footprint. Through strategic and focused decisions over the last 20 years, we have grown into a consistently profitable, diversified and scaled multinational specialty insurer with $2.6 billion GWPPE for the twelve months ended September 30, 2023. Our balanced business mix allows us to opportunistically allocate capital as market conditions change and utilize the cash flows generated through our capital light, fee-based businesses to partially fund the growth capital required across our insurance businesses. We have proven our ability to opportunistically take advantage of market dynamics throughout our history, and we believe we are well positioned to benefit from an increasingly complex world leading to secular growth in the specialty property & casualty (“P&C”) market.
We underwrite our business through distinct, specialty programs which we define as a common set of bespoke risks that provide for a more nuanced approach to underwriting, claims and administration. We distribute our products in these specialty programs primarily through managing general agents (“MGAs”), retail agents and other distributors, collectively referred to as our distribution partners. We believe this agent-centric specialty focus provides us with a competitive advantage and enables us to provide our distribution partners with value-added services to improve their underwriting and operating performance, driving our high agent retention. We believe this “one-to-many” distribution model is more efficient for the types of specialty risks we underwrite while enabling us to leverage our agents’ specialization in a particular market as well as their extensive retail network. To align our economic interests, our distribution partners receive variable forms of commission based on underwriting performance which support the consistency and stability of our underwriting results. We believe our agent-centric distribution model is positioned for success given the continued growth of MGAs as a distribution channel and the differentiated approach we take in this market.
We are led by a proven and visionary executive management team, with an average of over 25 years of insurance experience. Our leadership is supported by a deep team with extensive skillsets across specialty underwriting, program administration, claims, distribution, and technology. We foster a culture of excellence, collaboration, continuous improvement and growth, which is the foundation of our value to distribution partners.

Our goal is to continue to grow our business and generate consistent, attractive returns over the long-term. Our proven track record of success in doing so is illustrated by:
–GWPPE growth from $1.1 billion for the year ended December 31, 2019 to $2.6 billion for the twelve months ended September 30, 2023, a CAGR of approximately 25%.

Market Expertise Has Fueled Consistent GWPPE Growth ($m)

–Combined ratio for the nine months ended September 30, 2023 of 90.5% and average combined ratio for the years ended December 31, 2019 through December 31, 2022 of 91.0%.

Historical Combined Ratios – The Fortegra Group vs. Industry Average

__________________
(1) Commercial Lines Industry based on data from A.M. Best’s Market Segment Report – March 7, 2023
–Net income growth from $27 million to $82 million and adjusted net income from $33 million to $107 million for the year ended December 31, 2019 to the twelve months ended September 30, 2023, a CAGR of approximately 34% and 37%, respectively.
–ROAE and Adjusted ROAE of 22.9% and 30.3%, respectively, for the nine months ended September 30, 2023 and averages since the year ended December 31, 2019 of 14.7% and 21.2%, respectively.

Operational and Talent Focus Contributes to Consistent Profitability

For reconciliation of adjusted net income and adjusted return on average equity for the nine months ended September 30, 2023 and the years ended December 31, 2019 through December 31, 2022, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Reconciliation of Non-GAAP Financial Metrics.” For reconciliation of adjusted net income and adjusted return on average equity for the twelve months ended September 30, 2023, see the section entitled “Business – Who We Are.”
Our Business
We underwrite and administer multiple lines of business generating both underwriting and fee-based revenue. We offer both insurance (E&S and admitted risks) and services (capital light fee-based risks) products. We are focused on lines of business where our underwriters have extensive experience, allowing us to compete effectively and earn attractive risk-adjusted returns. The totality of our portfolio of risks produced $2.0 billion of GWPPE for the nine months ended September 30, 2023.

YTD 9M 2023 GWPPE Breakdown

Our specialty programs typically provide limited delegated underwriting authority to our distribution partners to underwrite risk on our behalf within specifically agreed-upon underwriting guidelines, that are established by our internal underwriting teams. We believe there are multiple benefits to our business from this distribution approach, including our partners’ bespoke product expertise in specialty niches, their vast retail distribution networks, and operational efficiencies, reducing non-value-added administrative functions. Our differentiated go-to-market strategy has facilitated our continued success in growing our business profitably and winning with our distribution partners. We believe the key attributes driving our competitive advantage in the market include:
1.Superior underwriting expertise including through the use of value-added technology integration as well as data and analytics tools to provide real-time reporting and improve program performance for our agents;
2.Seamless, efficient execution and significant capacity through our reinsurance strategy where we provide our agents with the necessary balance sheet capital while also retaining meaningful risk to align our collective interests;
3.Strong economic alignment and risk sharing with our distribution partners through sliding scale commission structures where agent compensation increases with underwriting outperformance.
This strategy is deployed across all our specialty programs and products, creating a holistic approach to the management of program business, generating superior agent retention, highlighted by our five-year annual average agent retention of greater than 95%.
We distribute our products in these specialty programs primarily through MGAs, retail agents and other distributors, collectively referred to as our distribution partners.

We have a highly diverse set of programs designed to limit concentration risk to our distribution partners, with our largest distribution partners each representing 6% of our GWPPE for the nine months ended September 30, 2023.

Overall Fortegra Group Partner Distribution

We hire experienced underwriters with a proven track record of underwriting profitability. This approach often accelerates and de-risks our entry into or expansion within particular business lines. We benefit from the underwriter’s prior experience within a particular line of business without the cost and volatility associated with carriers solely reliant on unproven, blue-sky initiatives.
We have invested in technology to complement and enhance our underwriting, actuarial, and claims expertise, including systems, data science and engineering, and artificial intelligence (“AI”) and machine learning. These investments have strengthened our overall operational framework, improving scalability and profitability for both us and our distribution partners. Core system enhancements afford better claims adjudication, inform precise claims data capture, and provide improved customer service. Data engineering connects existing systems to reduce human intervention throughout the process. The enrichment of claims data enhances underwriting knowledge and actuarial assessments with extensive integrated data science tools.
We utilize an active reinsurance strategy to efficiently manage capital, minimize exposure, and strengthen our relationships with our distribution partners. For example, a portion of our specialty insurance programs are reinsured through a whole account quota share reinsurance treaty, whereby a panel of high-quality reinsurers assume 60% of subject gross written premium. This quota share arrangement enables us to better execute on opportunities in the marketplace, as we are able to efficiently provide increased capacity to our distribution partners. We also have reinsurance relationships with third-party captives, used by many of our distribution partners and their customers, in which we perform the administrative functions while reinsuring the underwriting risk to the third-party captives. In these arrangements, we retain over 100% collateral against the receivables.
We maintain a conservative balance sheet including a high-quality and liquid investment portfolio. Our investment portfolio is mainly comprised of cash and cash equivalents and investment grade fixed maturity securities (91% as of September 30, 2023). As of September 30, 2023, 95% of our fixed maturity securities were rated “A” or better by Standard & Poor’s (“S&P”) and the average duration of our investment portfolio is 2.4 years. We have an “A-” (Excellent) Financial Strength Rating from A.M. Best with a stable outlook as of September 30, 2023.

Our Competitive Strengths
We believe that our competitive strengths include:
Highly diversified and complementary business mix with an exclusive focus on underserved specialty insurance markets requiring distinct industry expertise. We have a highly diverse set of specialty programs, focused on classes of business where our underwriters have extensive experience. Our exclusive focus on programs that we believe are frequently underserved in the market provides us a distinct competitive advantage. For example, we often target smaller limit lines of business that we believe are consistently profitable with significant growth potential but have been overlooked by traditional insurance carriers. Our dedicated underwriters have specific expertise in their given specialty markets, and we will only enter a new market segment after extensive analysis and assessment.
Track record of profitable growth driven by disciplined strategic actions. We have had a GWPPE CAGR of 25%, net income CAGR of 32% and an adjusted net income CAGR of 37%, each measured from January 1, 2019 through September 30, 2023, while increasing our return on equity over that time, highlighted by our September 30, 2023 year to date ROAE of 23% and adjusted ROAE of 30%. Our growth has been driven by our deliberate strategy in building our platform. We target and hire underwriters with strong reputations in their areas of expertise and empower them to source specialty programs from their proprietary networks. Once onboarded, our platform is dedicated to improving our agents’ performance through aligned incentives, underwriting and structural expertise, technology and data analytics, and ancillary services (e.g. claims). We have thoughtfully expanded the platform into new lines of business and geographies, all while maintaining a disciplined approach to risk selection. Our growth has been supported by multiple industry tailwinds in recent years, including the continued trend of insurance distribution through MGAs, the secular migration of risks into the U.S. E&S market, the need for reliable carrier capacity as traditional insurance carriers, reinsurance providers and alternative capital solutions have experienced dislocation and the persistent U.S. P&C insurance hard-market environment.
Stable and highly predictable underwriting results driven by differentiated expertise, rigorous data driven approach to risk selection and a fully aligned distribution network. We have a long-standing track record of consistent underwriting results that have experienced limited volatility, which is the result of a deliberate organizational design. Our underwriting track record is demonstrated through our average combined ratio of 91.0% from 2019 through 2022 and 90.5% for the nine months ended September 30, 2023. We take a disciplined approach to program selection, due diligence, pricing and structuring led by long-tenured, specialty insurance underwriting and actuarial experts, with active input from our compliance, information technology and legal teams. We do not write commoditized, longer-tail classes of business which can experience periods of volatility such as workers compensation or commercial auto. The stability of our financial results is also driven by our intense data driven underwriting approach, which is enhanced by AI and machine learning to constantly refine our pricing and risk appetite. Lastly, our selected group of distribution partners are fully aligned with us as our programs have variable commission structures which support the consistency and stability of our underwriting results.
Agent-centric and highly efficient operating platform driven by scalable and proprietary data, analytics and technology stack. We complement underwriting expertise with robust technology platforms supported by highly trained data science and engineering teams to improve the scale and profitability of our programs. Our platform allows us to launch new programs and grow our top-line without significant incremental upfront expenses. Our technology delivers low-cost, automated administrative services to our partners, enabling us to automate core business processes, reduce our operating costs, increase our operating efficiency and secure high agent retention, highlighted by our five year annual average agent retention of greater than 95%. We use the data that we collect to quickly analyze claims, which feeds into our underwriting and actuarial teams and their decision making. We also use our data and technology capabilities to monitor existing program performance, implement necessary underwriting action and if appropriate, exit programs which do not meet our standards. We believe that our technology platform provides us with an advantage in partnering with and delivering value-added capabilities to our distribution network.
Dynamic capital allocator with a sophisticated reinsurance program to optimize risk and return while maintaining a conservative financial profile. We actively manage our capital to ensure disciplined, profitable growth across cycles. Our complementary business mix allows us to pivot rapidly as market conditions change. We have intentionally designed our business mix to have a balance of risk-bearing and capital light, fee-based earnings, which we believe provides a significant diversification benefit and allows us to allocate our capital and focus as market conditions change. Additionally, our diverse business mix enables us to use the cash flows generated through our capital light, fee-based businesses to help fund the growth capital required in our insurance businesses. We utilize a sophisticated reinsurance strategy to optimize our capital deployed and reduce volatility while generating attractive economics. This strategy is further augmented by our conservative balance sheet and highly liquid fixed income investment portfolio which has an average S&P rating of AA.
Visionary, proven, and deep leadership team with a collaborative culture. Our executive management team is comprised of highly experienced professionals with an average of over 25 years of industry experience. Our team includes a deep bench of seasoned underwriters who have expertise in their designated specialization driving our underwriting performance. We have a highly collaborative culture focused on continuous improvement across underwriting, claims, technology and operations to ensure enterprise-wide connectivity as we scale. We are led by Rick Kahlbaugh, our Chief Executive Officer, who has been in executive leadership positions with the Company for over 20 years. We prioritize attracting and investing in the best talent in the industry to continue to drive profitable growth. The interests of our executive management team are closely aligned with our stockholders through a combination of a long-term incentive plan and management bonus pool tied to operating results.
Our Strategy
We will seek to continue to execute upon our strategy, which focuses on providing specialty programs to underserved markets where we have significant expertise. We believe this approach will enable us to continue to generate profitable growth and attractive returns on capital. The core drivers of our strategy include:
Leveraging our deep expertise and efficient distribution to continue driving profitable growth. Our core strategy centers on our deep expertise in underserved markets and a distinctive approach to program business. We expect to actively pursue new specialty program opportunities through:
–Continuing to successfully recruit and hire talented specialty underwriters that have a favorable track record, sector expertise and strong agent following;
–Leveraging our distribution partner network to enter new specialty programs where we have underwriting expertise;
–Partnering with reinsurers who are looking for highly experienced specialty program managers like Fortegra that can deliver a breadth of services and favorable underwriting results;
–Working with reinsurance intermediaries that are seeking to move their business away from the fronting/hybrid model to a fully integrated specialty insurance company model;
–Expanding into new geographies including the specialty insurance and warranty markets in Europe; and
–Deepening our auto warranty footprint through dealership expansion and build-out of our direct salesforce.
Our new program selection process is thorough and meticulous, aligning us exclusively with distribution partners that boast a long-dated and proven track record of underwriting success. For instance, through September 30, 2023 year-to-date we have entered 13 new programs while declining over 240 potential programs for our specialty commercial P&C lines of business. Rooted in our entrepreneurial and meritocratic culture, our disciplined approach ensures a rigorous evaluation of underwriting quality and returns. This approach fosters full economic alignment with our distribution partners, resulting in consistent and profitable performance.
Utilizing technology to strengthen our operational scalability and continue to refine our underwriting performance. At the core of our strategic vision is a profound commitment to technology as a driving force behind our success. The scalability and adaptability of our technology seamlessly align with our expanding business landscape. This dynamic technological infrastructure empowers us through the integration of data tools across claims, underwriting, and actuarial functions, granting us a significant competitive edge and contributing to our low expense ratio. We also leverage our technology and data capabilities to enhance agent experience and performance through elevated service, improved underwriting insights, and streamlined claims processes. Our technology and data also generate underwriting-qualified leads for our distribution partners, while ensuring the business remains within the boundaries of our risk parameters. We designed our scalable technology platform to support our continued growth while necessitating minimal incremental investment.
Empowering partners for enhanced performance through our differentiated underwriting approach. Our distinctive underwriting approach involves the recruitment of experienced underwriters which are typically very well known to us and have established networks of experienced distribution partners. These partners play a pivotal role in identifying attractive, smaller programs that align within our risk parameters. Our alignment of interests with our partners empowers them through access to pricing, underwriting, and robust risk management processes, which enhance our collective financial performance. Our organizational culture is rooted in sound underwriting practices that have enabled us to achieve our targeted growth objectives while consistently delivering desired profitability.
Sustaining a highly disciplined underwriting approach with focus on profitability. We regularly assess the risks in our portfolio to assure sound pricing and risk management in accordance with our underwriting guidelines with the goal of increasing returns and maintaining the stability of our combined ratio. We will not sacrifice our underwriting integrity or risk selection for the sake of top-line growth. As we assess market pricing, to the extent it is below our underwriting return objectives, we will not put our capital at risk for top-line growth.
Maintaining a high-quality balance sheet with strong ratings. We have and seek to maintain a strong and conservative balance sheet, supported by our comprehensive risk management program and reflected by our financial strength ratings of “A-” (Excellent) (Outlook Stable) from A.M. Best. We have a short duration, liquid and high-quality investment portfolio, with 91% invested in cash and investment grade fixed income securities, which have an average S&P rating of AA, as of September 30, 2023. We have highly rated and well capitalized reinsurance partners and retain excess collateral where applicable to support our outstanding reinsurance recoverables.
Favorable Industry Dynamics
Over our history, we have opportunistically taken advantage of market dynamics to drive consistent, profitable growth in our business. The current market back-drop is no different, with the specialty P&C sector presenting a tailwind to our business.
Increasing prominence of MGAs: The P&C insurance value chain has become increasingly disaggregated in recent years, with the distribution, underwriting, and binding of policies increasingly done by disparate providers. As such, MGAs, who receive delegated authority to underwrite from carriers, have grown their share of P&C insurance premium volume at an approximately 14% annualized rate from 2012 to 2022, per Dowling & Partners and have doubled their market share over the same period. MGAs are a key distribution partner for our specialty P&C insurance lines, which have benefited from this increasing growth. Given our agent-centric focus, underwriting expertise, and deep experience partnering with MGAs, we are a preferred partner to the MGA market.

MGA Direct Premiums Written CAGR Relative to P&C Industry (2012 – 2022)
2012 - 2022 DPW CAGRs

E&S market premium growth outpacing broader P&C: The E&S or surplus lines market focuses on harder-to-place risks that standard lines insurers do not underwrite. Insureds are facing increasingly complex risks, which are often best served by E&S products given the freedom of rate and form, leading to attractive growth dynamics in the E&S market. According to A.M. Best, the U.S. E&S market has experienced a CAGR of 21% between 2019 and 2022. Our underwriting expertise has positioned us well to meet this demand, and an increasing portion of our business is focused on the E&S market. We entered the E&S market in 2020. In the nine months ended September 30, 2023, E&S accounted for 38% of our insurance gross written premiums. The E&S marketplace has grown its share of commercial lines direct premiums written (“DPW”) from 13% in 2012 to 22% in 2022.

E&S Industry Direct Premiums Written ($ in billions)

Demand for reliable and stable capacity: As traditional insurance carriers, reinsurance providers and alternative capital solutions have experienced dislocation in recent years, the need for strong, reliable capacity is increasingly prevalent. We continue to receive multiple new opportunities presented to us by our core distribution partners and reinsurers where a reliable, customized solution is required by an insurer with aligned economics and interests. We are an underwriting-focused company and retain risk on nearly every line of business, making us an attractive source of capacity to both our distribution partners and reinsurers.
P&C insurance hard-market environment: Global commercial P&C lines have delivered strong performance in recent years and, despite the impact of the COVID-19 pandemic and resulting supply chain disruptions, premiums have been driven by year-on-year risk-adjusted rate hardening, characterized by higher insurance premiums, more stringent underwriting criteria, less carrier competition and reduced capacity. According to A.M. Best, the annual premium growth rate for U.S. commercial P&C lines has ranged from 7% to 13% between 2019 and 2022.
Our Products and Services
We have one reportable segment, which includes a broad array of insurance and service products. To provide a clear view of our business, we have presented our detailed lines of business split between insurance and services. Although we believe this is helpful when comparing our business to other insurance competitors, our executive management team makes business decisions at both the enterprise level and within the functional lines presented.
Business and Product Mix by Gross Written Premiums and Premium Equivalents

($ in millions)	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021	2020	2019
Property and short-tail	$360	$189	$264	$100	$48	$17
Contractual liability	296	266	352	348	251	201
General liability	273	256	305	182	124	64
Alternative risks	242	273	364	410	324	346
Professional liability	185	68	82	32	9	1
Europe	104	88	125	96	48	32
Commercial lines	$1,460	$1,140	$1,492	$1,168	$804	$661
Personal lines	284	317	398	433	367	354
Insurance	$1,744	$1,457	$1,890	$1,601	$1,171	$1,015
Auto and consumer goods warranty	242	237	319	286	223	37
Other services	38	43	55	50	35	38
Services	$280	$279	$374	$335	$258	$75
Total	$2,024	$1,737	$2,263	$1,936	$1,430	$1,090
Insurance (86% of GWPPE for the nine months ended September 30, 2023): We classify insurance as our lines of business that pertain to coverages written or reinsured, on an admitted or E&S basis, through one of our licensed and regulated insurance entities. Additionally, our Europe line of business includes auto and consumer goods warranty products, as they are regulated insurance products in their locally-issued countries. We further present our insurance lines of business as those providing benefits to commercial entities, and those which provide personal coverage benefits to end consumers. We give limited delegated underwriting authority to our distribution partners, allowing them authority to quote, bind and issue policies within specifically agreed-upon underwriting guidelines. Our distribution partners do not establish the policy pricing and terms or place reinsurance on our behalf and in most instances do not manage claims on our behalf. To align our economic interests in both commercial and personal lines of business, our distribution partners receive variable forms of commission based on underlying losses and program underwriting performance, which supports the consistency and stability of our underwriting results.
Commercial (72% of GWPPE for the nine months ended September 30, 2023): Through our network of partner MGAs, wholesale agents, retail agents, and brokers, we cultivate bespoke admitted and E&S coverages, ultimately benefiting commercial insureds. We offer general liability, professional liability, property and other short-tail coverages, contractual liability protection, and alternative risks products. We continue to experience favorable trends in the E&S market in the U.S. while broadening our reach globally, including throughout Europe. Our E&S insurance business launched in 2020 and has grown to more than $650 million of GWPPE for the nine months ended September 30, 2023. By scaling our operations to support international growth, we are able to capitalize on commonalities across geographies and leverage our shared services platform to drive cost efficiencies. Primarily, we offer:
–General Liability, including but not limited to, general and occurrence-basis other liability; commercial multi-peril liability;

–Professional Liability, including but not limited to, professional and claims-made other liability; miscellaneous errors & omissions; cyber liability;
–Property and Other Short-Tail, including but not limited to, commercial auto physical damage; commercial property; earthquake; homeowners; and inland marine;
–Contractual Liability Protection (“CLIP”), within portions of our auto & consumer goods warranty services lines, we provide embedded CLIP). In these cases, the issuing party separately buys an insurance policy, called a “contractual liability insurance policy” (CLIP) from an insurance company to insure the financial obligations assumed by the issuing company;
–Alternative Risks, including our credit insurance products designed to offer lenders protection from events that limit a borrower’s ability to make payments on outstanding loan balances. Our collateral protection products are designed to primarily protect the commercial entity from losses to collateral pledged to secure an installment loan. In most instances, these products offer lenders the option to protect collateral from a comprehensive loss due to fire, wind, flood and theft. Additionally, if the collateral is an automobile, the coverage protects against collision losses.
Within our commercial insurance business, we utilize a quota share reinsurance program, through which we retain 40% of the risk on of our general liability, professional liability, and selected programs of our property and other short-tail lines of business.
Personal (14% of GWPPE for the nine months ended September 30, 2023): In addition to commercial products, our distribution partners also offer a range of products which insure consumers, including credit protection surrounding loan payments. These products offer consumers the option to protect loan balance repayment in the event of death, involuntary unemployment or disability Additionally, while we have strategically and intentionally deemphasized non-standard auto coverage, we continue to offer these products on a limited basis through select partners.
Services (14% of GWPPE for the nine months ended September 30, 2023): We classify services as our lines of business that generate service fees and other sources of income (excluding investment related income) through non-insurance services entities. We further present our services lines of business as those servicing auto warranty contracts and all other services. To align our economic interests with partners and reduce the volatility of our underwriting results related to various auto warranty, consumer warranty and motor club administration products, our distribution partners receive variable forms of commission based on underlying losses and overall program performance. In addition, we typically cede a substantial portion of the underwriting risk via third-party captive reinsurance arrangements.
–Auto & Consumer Warranty: Through our network of partner MGAs, wholesale agents, retail agents, brokers, and mobile device retailers, many of which also distribute our insurance products, we provide various auto warranty programs (including but not limited to, vehicle service contracts, guaranteed asset protection (“GAP”), and other ancillary products), and consumer goods warranty programs (including but not limited to, mobile devices, consumer electronics, appliances, furniture, etc.). Within auto and consumer warranty offerings, we earn service fee income for providing a combination of administrator and/or obligor services, both within the U.S. and Europe. Where we provide a CLIP on auto or consumer warranty products, the related premiums are included within insurance as contractual liability.
–Other Services: We administer multiple forms of motor club programs marketed by our producers, which are complementary to, and typically embedded within, other insurance or services programs. As part of our expansion into Europe, we also provide regulatory support and compliance services to the retail automotive sector in the U.K. included in our vertically integrated insurance and services offerings, we also generate additional sources of fee income through value-add services, including but not limited to, premium or warranty contract financing, lead generation support, and business process outsourcing.

Summary Risk Factors
Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business and our ability to leverage our strengths that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:
•Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may have a material adverse effect on our business, results of operations and financial condition.
•Performance of our investment portfolio is subject to a variety of investment risks, and any shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results.
•We could be forced to sell investments to meet our liquidity requirements.
•A downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
•Our failure to accurately pay claims in a timely manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.
•If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
•We may seek to acquire other businesses and start up additional complementary businesses, and may need to raise additional capital or refinance our indebtedness to pursue these acquisitions, which could require significant management attention, disrupt our business, dilute stockholder value and have a material adverse effect on our results of operations, financial condition and cash flows.
•New lines of business, new products and services or new geographic markets may subject us to additional risks.
•If we fail to manage future growth effectively, our business, results of operations, financial condition and cash flows would be harmed.
•The effects of emerging claim and coverage issues on our business are uncertain.
•Catastrophic events could significantly impact our business.
•Our international operations expose us to investment, political and economic risks, including foreign currency and credit risk.
•We use artificial intelligence, machine learning and statistical models to assist our decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risk, but actual results could differ materially from the model outputs and related analyses.
•We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
•Adverse economic factors could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
•Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our business, results of operations, financial condition or cash flows.
•We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•We are dependent on independent financial institutions, lenders, distribution partners, agents and retailers for distribution of our products and services, and the loss of these distribution sources, or their failure to sell our products and services, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
•Failure of our distribution partners to properly market, underwrite or administer policies could adversely affect us.
•Due to the structure of some of our commissions, we are exposed to risks related to the creditworthiness of some of our independent agents and program partners.
•Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business, results of operations, financial condition and cash flows.
•Competition for business in our industry is intense.
•Cybersecurity attacks, technology breaches or failures of our or our third-party service providers’ information systems could disrupt our operations and result in the loss of critical and personally identifiable information, which could result in the loss of our reputation and customers, reduce our profitability, subject us to fines, penalties and litigation and have a material adverse effect on our business, results of operations, financial condition and cash flows.
•Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.
•Compliance with existing and new regulations affecting our business, including statutory and capital reserve requirements, and increasing regulatory focus on privacy issues may increase costs, expose us to increased liability and limit our ability to pursue business opportunities.
•Tiptree and Warburg will hold in the aggregate     % and     %, respectively, of the voting power of our capital stock following the completion of this offering and will have significant consent rights under a stockholders’ agreement, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
Corporate Information
Fortegra’s business was founded in 1978. Fortegra was incorporated in Delaware on June 21, 2022. Our principal executive offices are located at 10751 Deerwood Park Blvd., Suite 200, Jacksonville, Florida 32256, and our telephone number is (866) 961-9529. Our website address is www.fortegra.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in our common stock.

Our Organizational Structure
The diagram below depicts our current ownership on an as-converted basis:
Assuming         shares of our common stock offered in this offering, immediately following the completion of this offering, Tiptree will own approximately       % of our common stock, Warburg will own approximately      % of our common stock,     % will be owned by the management and the remaining      % will be held by public stockholders.
The diagram below depicts our organizational structure immediately following this offering on an as-converted basis:

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional common stock in full).

Common stock outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional common stock in full).

Option to purchase additional common stock
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to an additional         shares of common stock at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds
We estimate the net proceeds to us from this offering will be approximately $        million, based on an assumed public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to execute our growth strategy and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our Board of Directors considers relevant. See “Dividend Policy.”

Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to        % of the common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common stock offered by this prospectus. See “Underwriting.”

Principal stockholders
Upon completion of this offering, Tiptree will own approximately        % (or        % if the underwriters exercise their option to purchase additional common stock in full) of the voting power of our outstanding capital stock and Warburg will own approximately     % (or     % if the underwriters exercise their option to purchase additional common stock in full). Tiptree and Warburg will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Principal Stockholders” and “Description of Capital Stock” for additional information.

The New York Stock Exchange (“NYSE”) symbol	“TFG.”

Risk factors	See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after completion of this offering is based on 66,449,061 shares of common stock outstanding as of September 30, 2023. The number of shares outstanding as of September 30, 2023 excludes 3,457,832 shares of common stock issuable upon vesting of granted but unvested options and restricted stock units, 8,889 of vested yet unexercised options, and 1,421,245 shares of common stock reserved for future grants under our 2022 Equity Incentive Plan (the “Incentive Plan”).
Unless we specifically state otherwise, all information in this prospectus assumes:
•the conversion of 5,333,333 shares of preferred stock into common stock upon consummation of the offering, subject to a five-year make-whole provision;
•no exercise of the option to purchase additional common stock by the underwriters;
•an initial offering price of $        per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;
•the adoption of our amended and restated certificate of incorporation and amended and restated bylaws.
•no exercise of warrants owned by Warburg to purchase 3,520,000 shares of our common stock that are outstanding as of September 30, 2023 with an exercise price of $15.00 per share (subject to adjustment);
•no exercise of warrants owned by Warburg to purchase 1,712,511 shares of our common stock and that are outstanding as of September 30, 2023 with an exercise price of $0.01 per share that forfeit based on achievement of specified return thresholds; and
•no exercise of warrants owned by Tiptree to purchase 1,712,511 shares of our common stock and that are outstanding as of September 30, 2023 with an exercise price of $0.01 per share that vest based on achievement of specified return thresholds; see “Certain Relationships and Related Party Transactions” for more information on the terms of the warrants.

Summary Consolidated Financial Information and Other Data
The following table sets forth a summary of our historical consolidated financial data as of and for the periods indicated. The financial data as of and for the nine months ended September 30, 2023 and 2022 are derived from our unaudited condensed consolidated financial statements set forth elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The financial data as of and for the year ended December 31, 2022, 2021 and 2020 are derived from our audited consolidated financial statements set forth elsewhere in this prospectus, which have been prepared in accordance with GAAP.
Our summary of historical consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Capitalization.”
In addition to GAAP results, management uses certain key performance metrics, ratios and non-GAAP financial measures. These non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net, income before taxes, net income or any other measure derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.”

($ in millions)	Nine Months Ended September 30,		Year Ended December 31,
	2023 (Unaudited)	2022 (Unaudited)	2022	2021	2020	2019 (Unaudited)
Gross written premiums and premium equivalents	$2,024	$1,737	$2,263	$1,936	$1,430	$1,090
Net written premiums	936	844	1,089	895	544	537
Earned premiums, net	826	662	905	686	478	499
Service and administrative fees	290	233	321	261	187	106
Total revenues	1,160	903	1,249	984	691	635
Income before taxes	86	39	68	70	27	37
Net income attributable to The Fortegra Group, Inc.	63	27	46	49	23	27
Adjusted net income(1)	$83	$60	$84	$67	$43	$33

Key Ratios:
Loss ratio	40.3%	37.7%	37.7%	35.1%	36.2%	28.7%
Acquisition ratio	36.3%	39.2%	39.0%	38.7%	36.9%	47.0%
Underwriting ratio	76.6%	76.9%	76.7%	73.8%	73.1%	75.7%
Operating expense ratio	13.9%	13.8%	13.7%	16.5%	17.9%	16.6%
Combined ratio	90.5%	90.7%	90.4%	90.3%	91.0%	92.3%
Return on average equity	22.9%	12.1%	14.6%	17.1%	8.1%	10.7%
Adjusted return on average equity(1)	30.3%	25.8%	26.1%	22.2%	15.2%	12.3%

Pro forma earnings per share of common stock (Unaudited)(2):
Basic	$0.94	$0.46	$0.77
Diluted	$0.91	$0.46	$0.76
Pro forma weighted-average shares of common stock outstanding (Unaudited):
Basic	61,165,408	54,420,174	56,122,795
Diluted	68,547,048	54,601,481	56,708,367
__________________
(1)Adjusted net income and adjusted return on average equity are non-GAAP financial measures. For a discussion of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial

Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.” In addition, for a description of our revenue recognition policies, see Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”
(2)See “Selected Consolidated Financial and Other Data” for reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share of common stock. The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, The Fortegra Group, LLC was a single member LLC. Accordingly, earnings per unit is not presented.

($ in millions)	As of September 30,	As of December 31,
	2023 (Unaudited)	2022	2021
Selected Balance Sheet Data:
Cash and cash equivalents and investments	$1,239	$1,154	$910
Total assets	4,520	3,703	3,002
Policy liabilities and unpaid claims	813	567	332
Unearned premiums and deferred revenue	2,285	2,007	1,659
Total debt(1)	263	212	196
Total member’s / stockholders’ equity	392	339	274
__________________
(1)Includes $65,538, $60,628 and $42,310 of debt associated with asset-based lending as of September 30, 2023, December 31, 2022 and December 31, 2021, respectively.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and cash flows could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the value of your investment. The following is a summary of all the material risks known to us. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe to be immaterial may also have a material adverse effect on our business.
Risks Related to Our Businesses
Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may have a material adverse effect on our business, results of operations and financial condition.
We maintain reserves to cover our estimated ultimate exposure for claims with respect to reported claims, and incurred, but not reported, claims as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles (“SAP”), do not represent an exact calculation of exposure. Instead, they represent our best estimates, generally involving actuarial projections, of the ultimate settlement and administration costs for a claim or group of claims, based on our assessment of facts and circumstances known at the time of calculation. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by external factors such as changes in the economic cycle, unemployment, inflation, judicial trends, legislative changes, as well as changes in claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statements of operations of the period in which such estimates are updated. Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, we can give no assurances that ultimate losses will not exceed existing claims reserves. In general, future loss development could require reserves to be increased, which could have a material adverse effect on our business, results of operations and financial condition.
Performance of our investment portfolio is subject to a variety of investment risks.
Our results of operations depend significantly on the performance of our investment portfolio. Our portfolio of investments will continue to be managed by Tiptree and one or more additional advisers following this offering. Our investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers.
Our primary market risk exposures are to changes in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk.” Prior to 2022, interest rates had been at or near historic lows for an extended period of time. A protracted low interest rate environment places pressure on our net investment income, which, in turn, would have a material adverse effect on our profitability. During 2022 and 2023, interest rates increased rapidly and significantly, which caused a significant decrease in the value of our fixed income securities, the majority of which were unrealized and recorded in equity. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline further, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected when purchased, which can affect the value of these securities and the amount and timing of cash flows therefrom.
The value of our investment portfolio is also subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments.

Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.
Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.
The performance of our investments also depends heavily on the skills of our investment advisers, including Tiptree, in analyzing, selecting and managing the investments. Our investment policy establishes investment parameters such as maximum percentages of investment in certain types of securities and minimum levels of credit quality and is designed to manage investment risk. Achievement of our investment objectives will depend, in part, on our investment managers’ ability to provide competent, attentive and efficient services to us under the terms of the respective investment advisory agreement and to successfully manage our investment risk. There can be no assurance that, over time, our investment advisers will be able to provide services on that basis or that we will be able to invest its assets on attractive terms or generate any investment returns for stockholders or avoid investment losses. Our investment objectives may not be achieved and results may vary substantially over time. In addition, although our investment advisers seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses.
The performance of our investments will be highly dependent on the financial and managerial experience of certain investment professionals associated with our investment advisers, none of whom are under any contractual obligation to us to continue to be associated with our investment advisers. The loss of one or more of these individuals could have a material adverse effect on the performance of our investment portfolio.
A shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results, which, in turn, may have a material adverse effect on our profitability.
Our investment strategy has historically been largely focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our investment portfolio could lead to volatility of our results, which, in turn, may have a material adverse effect on our profitability.
The historical performance of our investment portfolio should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on our common stock.
Our investment portfolio’s returns have benefited historically from investment opportunities and general market conditions that currently may not exist and may not repeat themselves, and there can be no assurance that we will be able to avail ourselves of profitable investment opportunities in the future. Furthermore, the historical returns of our investments are not directly linked to our future results or returns on our common stock, which are affected by various factors, one of which is the value of our investment portfolio.
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
A downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and KBRA, as an important means of assessing the financial strength and quality of insurers, including their ability to pay claims. In setting its ratings, A.M. Best and KBRA perform quantitative and qualitative analyses of a company’s balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation. KBRA’s ratings range from AAA (extremely strong) to R (under regulatory supervision).
As of the date of this prospectus, A.M. Best has assigned a financial strength of “A-” (Excellent) (Outlook Stable) and KBRA has assigned a financial strength rating of “A–” (Outlook Stable) to us. A.M. Best and KBRA assign ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors and are not a recommendation to buy, sell or hold our common stock or any other securities we may issue. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best and KBRA periodically review our financial strength ratings and may, at their discretion, revise downward or revoke their ratings based primarily on their analyses of our balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Other independent ratings agencies may also assign us financial strength ratings in the future, and these ratings may be below expectations. Factors that could affect such analyses include:
•if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s or KBRA’s ratings;
•if unfavorable financial, regulatory or market trends affect us, including excess market capacity;
•if our losses exceed our loss reserves;
•if we have unresolved issues with government regulators;
•if we are unable to retain our senior management or other key personnel;
•if our investment portfolio incurs significant losses; or
•if A.M. Best or KBRA alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.
These and other factors could result in a downgrade of our financial strength ratings. A downgrade or withdrawal of our ratings could result in any of the following consequences, among others:
•causing our current and future distribution partners and insureds to choose other, more highly rated competitors;
•increasing the cost or reducing the availability of reinsurance to us; or
•severely limiting or preventing us from writing new and renewal insurance contracts.
In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. We can offer no assurance that our ratings will remain at their current levels. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our failure to accurately pay claims in a timely manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, including our distribution partners, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if we do not manage our distribution partners effectively, or if our distribution partners are unable to effectively handle our volume of claims, our ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could have a material adverse effect on our operating margins.
If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
Our reinsurance facilities are generally subject to annual renewal. We may not be able to maintain our current reinsurance facilities and our customers may not be able to continue to operate their captive reinsurance companies. As a result, even where highly desirable or necessary, we may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain or structure new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we may have to reduce the level of our underwriting commitments. Either of these potential developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may seek to acquire other businesses and start up additional complementary businesses, and may need to raise additional capital or refinance our indebtedness to pursue these acquisitions, which could require significant management attention, disrupt our business, dilute stockholder value and have a material adverse effect on our results of operations, financial condition and cash flows.
As part of our present strategy, we continue to evaluate possible acquisition transactions and the start-up of complementary businesses, products or technologies on an ongoing basis, and at any given time we may be engaged in discussions with respect to possible acquisitions that we believe fit within our business model and can address the needs of our customers and potential customers. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions or the development of additional complementary businesses may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not be able to successfully integrate the acquired business, ultimately strengthen our competitive position or achieve our other goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.
We may pay cash, incur debt or issue equity securities to pay for any future acquisition, each of which could have a material adverse effect on our financial condition or the value of our common stock. Payment of cash would reduce cash available for operations and other uses. The incurrence of indebtedness to finance any acquisition would result in fixed obligations and could also include covenants or other restrictions that could impede our ability to manage our operations. The sale or issuance of equity to finance an acquisition would result in dilution to our stockholders. In addition, our future results of operations may be adversely affected by performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased contingent liabilities, adverse tax consequences, additional stock-based compensation expenses and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.
Additionally, we may need to raise additional funds or refinance our indebtedness in order to grow our business or fund our strategy or acquisitions. Additional financing may not be available in sufficient amounts, if at all, or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise such funds may have rights, preferences and privileges senior to those of our existing stockholders. The extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industry, business and investment portfolios are unknown. If adequate funds are not available on a timely basis, if at all, or on acceptable terms, our ability to expand, develop or enhance our services and products, enter new markets, consummate acquisitions or respond to competitive pressures could be materially limited.
New lines of business, new products and services or new geographic markets may subject us to additional risks.
From time to time, we may implement new lines of business, offer new products and services within existing lines of business, or expand into new geographic markets. In addition, we will continue to make investments in development and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business, new products or services and/or expansions into new geographic markets, we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, new lines of business and/or new product or service offerings may not gain market acceptance. We also may not gain market acceptance in new geographies. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our IT of introducing any new line of business, new product or service and/or new geographic market could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we fail to manage future growth effectively, our business, results of operations, financial condition and cash flows would be harmed.
We have expanded our operations significantly and anticipate that further expansion will be required in order for us to significantly grow our business. In particular, we may require additional capital, systems development and skilled personnel. Our growth has placed and may continue to place increasing and significant demands on our management, our operational and financial systems and infrastructure and our other resources. If we do not effectively manage our growth, the quality of our services could suffer, which could harm our business, results of operations, financial condition and cash flows. In order to manage future growth, we may need to hire, integrate and retain highly skilled and motivated employees. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and our employee morale, productivity and retention could suffer, and our business, results of operations, financial condition and cash flows could be harmed. We may also be required to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements may require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully implement any required improvements in these areas, our business, results of operations, financial condition and cash flows could be harmed.
The effects of emerging claim and coverage issues on our business are uncertain.
As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a material adverse effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and have a material adverse effect on our results of operations.
Catastrophic events could significantly impact our business.
Unforeseen or catastrophic events, such as severe weather, natural disasters, pandemics (e.g., the COVID-19 pandemic), cybersecurity attacks, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Although we have established disaster recovery plans, there is no guarantee that such plans will allow us to operate without disruption if such an event was to occur and the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.
Our business is exposed to risks associated with severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, war, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. For example, the Company underwrites property risks in geographies that are subject to earthquakes, such as California, in geographies that are subject to wildfires, such as the southwestern United States, and in geographies that are subject to windstorms, such as the southeastern United States. The extent of losses from catastrophes is a function of the total amount of insured value, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Severe weather conditions and catastrophes can cause losses in our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which may require us to increase our reserves, causing our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.
Our business is also exposed to the risk of pandemics, disease outbreaks, public health crises, and geopolitical and social events, and their related effects. While policy terms and conditions in the lines of business we write preclude coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. If pandemics, disease outbreaks and other events occur or re-occur and measures that are put into place by various governmental authorities to stabilize the economy are not effective, our business, financial condition, results of operations and cash flows may be materially adversely affected.
U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2019 (“TRIPRA”) requires commercial P&C insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2027 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Although we reinsure a portion of the terrorism risk we retain under TRIPRA, our terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under TRIPRA for our losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premiums for the prior year for the covered commercial P&C insurance.

Our international operations expose us to investment, political and economic risks, including foreign currency and credit risk.
Our expanding international operations in the United Kingdom, continental Europe and the Asia-Pacific region, expose us to increased investment, political and economic risks, including foreign currency exchange rate risk with certain assets and liabilities and credit risk. Changes in the value of the U.S. dollar relative to the value of the British Pound Sterling, Euro, and other currencies in the jurisdictions in which we operate could have a material adverse effect on our business, results of operations, financial condition and cash flows. Our investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the United States.
We use AI, machine learning and statistical models to assist our decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risk, but actual results could differ materially from the model outputs and related analyses.
We use various modeling techniques, including Stochastic, Bayesian statistics, classification, regression, clustering and other advanced machine learning techniques along with data analytics to analyze and estimate loss trends and other risks associated with our underwriting and claims operations. We use the modeled outputs and related analyses to assist us in certain decisions involving underwriting, pricing, claims, reserving, reinsurance, and catastrophe risk. As with many technological innovations, AI and machine learning present risks and challenges that could affect their adoption, and therefore our business. The assumptions used in deriving modeled outputs and related analyses are subject to uncertainties, model errors and the limitations of historical internal and industry data. In addition, the modeled outputs and related analyses may from time to time contain inaccuracies, which could have a material adverse effect on our results of operations, if, based upon these models, we misprice our products, underestimate the frequency and/or severity of loss events, or overestimate the risks we are exposed to. Persistent inaccuracies may adversely impact new business growth and retention of our existing customers which could have a material adverse effect on our results of operations and financial condition.
Additionally, there are significant risks involved in developing and deploying AI, such as an increase in intellectual property infringement or misappropriation, data privacy, cybersecurity, operational and technological risks, harmful content, accuracy, bias, toxicity and discrimination, any of which could affect our further development, adoption, and use of AI, and may cause us to incur additional research and development costs to resolve such issues. In addition, no assurance can be provided that the usage of such AI will enhance our business or assist our business in being more efficient or profitable. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our results of operations and financial condition. It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our ability to develop and use AI or subject us to legal liability.
We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Should any of our key executives cease to be employed by us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could have a material adverse effect on our results of operations.
Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply with new rules, particularly if we are required to prepare information relating to prior periods for comparative purposes or to otherwise apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, member’s / stockholders’ equity and other relevant financial statement line items.
We are required to comply with SAP. SAP and various components of SAP are subject to constant review by the National Association of Insurance Commissioners (the “NAIC”) and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. Whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us is unknown.
Our continued growth depends in part on our ability to continue to grow our customer base.
Increasing our customer base will depend, to a significant extent, on our ability to effectively expand our sales and marketing activities, as well as our partner ecosystem and other customer referral sources. We may not be able to recruit qualified sales and marketing personnel, train them to perform and achieve an acceptable level of sales production from them on a timely basis or at all. If we are unable to maintain effective sales and marketing activities and maintain and expand our partner network, our ability to attract new customers could be harmed and our business, results of operations, financial condition and cash flows would suffer.
We may not be able to effectively start up or integrate new program opportunities, and we may invest in new program opportunities or initiatives that are ultimately unsuccessful.
Our ability to grow our business depends, in part, on our creation, implementation and acquisition of new insurance programs that are profitable and fit within our business model. New program launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot accurately assess and overcome these obstacles or we improperly implement new insurance programs, our ability to grow profitably will be impaired. Additionally, we may be unsuccessful in identifying new program opportunities, or we may be unable to develop or market new programs or initiatives in a timely or cost-effective manner. In addition, new programs or initiatives may not achieve the market penetration or price levels necessary for profitability. If we are unable to develop timely enhancements to, and new features for, our existing programs and services or if we are unable to develop new programs and services, our programs and services may become less marketable and less competitive, and our business, results of operations, financial condition and cash flows would be harmed.
If we are unable to maintain a high level of service, our business, results of operations, financial condition and cash flows may be harmed.
One of the key attributes of our business is providing high quality service to our partners and customers. We may be unable to sustain these levels of service, which would harm our reputation and our business. Alternatively, we may only be able to sustain high levels of service by significantly increasing our operating costs, which would materially and adversely affect our results of operations. The level of service we are able to provide depends on our personnel to a significant extent. Our personnel must be well-trained in our processes and able to handle customer calls effectively and efficiently. Any inability of our personnel to meet service level demands, whether due to absenteeism, training, turnover, disruptions at our facilities, including due to health emergencies such as pandemics, bad weather, power outages or other reasons, could adversely impact our business. If we are unable to maintain high levels of service performance, our reputation could suffer and our business, results of operations, financial condition and cash flows would be harmed.
Our results of operations have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.
Our results of operations are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency, occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.
In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible member’s / stockholders’ equity over the long term. In addition, our opportunistic nature may result in fluctuations in gross written premiums from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.
If we are not able to maintain and enhance our brand, our business and results of operations results will be harmed. Damage to our reputation and negative publicity could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We believe that maintaining and enhancing our brand identity is critical to our relationships with our existing customers and partners and to our ability to attract new customers and partners. We also intend to grow our brand awareness among consumers and potential program partners in order to further expand our reach and attract new customers and program partners. The promotion of our brand in these and other ways may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. If we do not successfully maintain and enhance our brand, our business may not grow and we could lose our relationships with customers or partners, which would harm our business, results of operations, financial condition and cash flows.
We may be adversely affected by negative publicity relating to brand and activities. For instance, if our brand receives negative publicity, the number of customers visiting our platforms could decrease, and our cost of acquiring customers could increase as a result of a reduction in the number of consumers coming from our direct customer acquisition channel.
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew their policies. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. Some of our lines of business that provide reconstruction, replacement or repair benefits may be negatively affected by higher rates for labor or the cost of replacement parts, and we have also experienced temporarily higher claims severities, in particular for our service contracts lines of business. In addition, high inflation may impact the creditworthiness of reinsurers and counterparties that we contract with, which may negatively impact the ability of such parties to make timely payments pursuant to our contracts with them. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge, including to the extent our distribution partners are unable or unwilling to effectively implement pricing or coverage changes to mitigate these impacts.

Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our business, results of operations, financial condition or cash flows.
We have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management policies and procedures are ineffective, we may suffer unexpected losses and could be materially adversely affected. As our business changes and the markets in which we operate evolve, our risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of our risk management strategies may be limited, resulting in losses to us. In addition, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will follow our risk management policies and procedures.
Moreover, the NAIC and state legislatures and regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to insurers. We operate within an enterprise risk management (“ERM”) framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks, or that all of our employees will operate within the ERM framework or that our ERM framework will result in us accurately identifying all risks and accurately limiting our exposures based on our assessments.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, results of operations, financial condition and cash flows.
Restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies.
The agreements governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to pursue our business strategies or undertake actions that may be in our best interests. The agreements governing our indebtedness include covenants restricting, among other things, our ability to:
•incur or guarantee additional debt;

•incur liens;
•complete mergers, consolidations and dissolutions;
•enter into transactions with affiliates;
•pay dividends or other distributions;
•sell certain of our assets that have been pledged as collateral; and
•undergo a change in control.
A breach of the covenants under the indenture that governs our 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057 (the “Notes”) and Second Amended and Restated Credit Agreement dated as of October 21, 2022 by and among The Fortegra Group, Inc., Fortegra Financial Corporation (“FFC”) and LOTS Intermediate Co., as borrowers, Fifth Third Bank, N.A., as administrative agent and issuing lender could result in an event of default. Such default may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or noteholders accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:
•unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•unable to compete effectively or to take advantage of new business opportunities.
These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of future financing.
Retentions in various lines of business expose us to potential losses.
We retain risk for our own account on business underwritten by our insurance subsidiaries. The determination to reduce the amount of reinsurance we purchase, or not to purchase reinsurance for a particular risk, customer segment or category is based on a variety of factors, including market conditions, pricing, availability of reinsurance, our capital levels and our loss history. Such determinations increase our financial exposure to losses associated with such risks, customer segments or categories and, in the event of significant losses associated with such risks, customer segments or categories, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The exit of the United Kingdom from the European Union could adversely affect our business.
The United Kingdom ceased to be a part of the European Union (the “EU”) on December 31, 2020 (which is commonly referred to as “Brexit”). Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. The effects of Brexit on our business will depend on the manner in which it is implemented and any other relevant agreements between the United Kingdom and the EU, among other factors. For example, the United Kingdom ratified a trade and cooperation agreement governing its future relationship with the EU. Among other things, the agreement, which became effective in mid-2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the EU, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Because we conduct business in both the United Kingdom and the EU and rely on our Malta insurance subsidiary’s ability to conduct business in the United Kingdom, we face risks associated with the uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on our ability to sell particular products and services. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on our business (including our European growth plans), results of operations, financial condition and cash flows.

Proposed or potential industry or legislative developments in the E&S market could further increase competition in our industry and have a material adverse effect on our premiums, underwriting results and profits.
A number of new, proposed or potential industry or legislative developments could further increase competition in the E&S market and have a material adverse effect on our premiums, underwriting results and profits. These developments include:
•Changing distribution practices caused by the internet, including shifts in the way in which E&S insurance is purchased by consumers. We currently depend largely on distribution through third-party agents and brokers. If our distribution model were to be significantly altered by changes in the way E&S insurance is regulated, marketed, or sold including, without limitation, through the use of the internet, it could have a material adverse effect on our premiums, underwriting results and profits;
•Admitted products may be preferred from a regulatory or legislative perspective in certain jurisdictions; and
•The market for E&S as compared to admitted products may shift based upon the availability of admitted products at competitive prices and consumer, agent or broker preferences, among other factors.
Risks Related to Our Reliance on Third Parties
We are dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of our products and services, and the loss of these distribution sources, or their failure to sell our products and services, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We are dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers to distribute our products and services and our revenue is dependent on the level of business conducted by such distributors as well as the effectiveness of their sales efforts, each of which is beyond our control because such distributors typically do not have any minimum performance or sales requirements. Further, although our program arrangements with these distributors can be exclusive, they can be canceled on relatively short notice. Therefore, our growth is dependent, in part, on our ability to identify and attract new distribution relationships and successfully integrate our information systems with those of our new distributors. The impairment of our distribution relationships, the loss of a significant number of our distribution relationships, the failure to establish new distribution relationships, the failure to offer increasingly competitive products, the increase in sales of competitors’ services and products by these distributors or the decline in distributors’ overall business activity or the effectiveness of their sales of our products could materially reduce our sales and revenues and have a material adverse effect on our business, results of operations, financial condition and cash flows.
Failure of our distribution partners to properly market, underwrite or administer policies could adversely affect us.
The marketing, underwriting, claims administration and other administration of policies in connection with our issuing carrier services are the responsibility of our distribution partners. Any failure by them to properly handle these functions could result in liability to us. Even though our distribution partners may be required to compensate us for any such liability, there are risks that they do not pay us because they become insolvent or otherwise. Any such failures could create regulatory issues or harm our reputation, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
We use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our business, results of operations, financial condition and cash flows. As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit.
Due to the structure of some of our commissions, we are exposed to risks related to the creditworthiness of some of our independent agents and program partners.
We are subject to the credit risk of some of the independent agents and program partners with which we contract to sell our products and services. We typically advance commissions as part of our product offerings. These advances are a percentage of the premiums charged. If we over-advance such commissions, the agents and program partners may not be able to fulfill their payback obligations, which could have a material adverse effect on our results of operations and financial condition.
Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business, results of operations, financial condition and cash flows.
We have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to third-party providers. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or we experience problems with a transition to a third-party provider, we may experience operational difficulties, an inability to meet obligations (including policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on our business, results of operations, liquidity and cash flows.
We may act based on inaccurate or incomplete information regarding the accounts we underwrite.
We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.
Risks Related to the Insurance Industry
We may lose customers or business as a result of consolidation within the financial services industry or otherwise.
There has been considerable consolidation in the financial services industry, driven primarily by the acquisition of small and mid-size organizations by larger entities. We expect this trend to continue. We may lose business or suffer decreased revenues if one or more of our significant customers or distributors consolidate or align themselves with other companies. While our business has not been materially affected by consolidation to date, we may be affected by industry consolidation that occurs in the future, particularly if any of our significant customers are acquired by organizations that already possess the operations, services and products that we provide.
Competition for business in our industry is intense.
We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing, personnel and other resources than we do. Many of these competitors have more experience and market recognition than we do. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of an underwriting team in the particular lines of insurance they seek to underwrite. See “Business—Competition.” In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.
A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:
•an increase in capital raising by companies in our industry, which could result in new entrants to our markets and an excess of capital in the industry; and
•the deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.
We may not be able to continue to compete successfully in one or more insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition limits our ability to transact business, our results of operations would be adversely affected.
The insurance industry is cyclical in nature.
The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition (a “soft market”) followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition (a “hard market”). Soft markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance coverage demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to insureds. Conversely, hard markets occur when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, causing insurance prices to generally rise and policy terms and conditions to become more favorable to insurers. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted carrier market, exacerbating the effects of rate decreases. Some of our specialty programs are exposed to these hard and soft market cycles, and currently, we believe such specialty programs are in a hard market. We also write programs and lines of business that are not significantly impacted by the hard and soft market cycles. We seek to isolate ourselves from these trends by utilizing reinsurance and adjusting retention rates through cycles. Because this market cyclicality is due in large part to the actions of our competitors and general economic factors, the timing or duration of changes in the market cycle is unknown. We expect these cyclical patterns will cause our revenues and net income to fluctuate, which may cause our results of operations, financial condition, cash flows and the market price of our common stock to be more volatile.
Furthermore, adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries’ growth and profitability. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects their premium levels and profitability. Negative economic factors may also affect their ability to receive the appropriate rate for the risk they insure with their policyholders and may adversely affect the number of policies they can write, and their opportunities to underwrite profitable business. In an economic downturn, our insurance subsidiaries’ customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce their underwriting profits to the extent these factors are not reflected in the rates they charge.
Risks Related to Our Intellectual Property and Data Privacy
Cybersecurity attacks, technology breaches or failures of our or our third-party service providers’ information systems could disrupt our operations and result in the loss of critical and personally identifiable information, which could result in the loss of our reputation and customers, reduce our profitability, subject us to fines, penalties and litigation and have a material adverse effect on our business, results of operation, financial condition and cash flows.
We are highly dependent upon the effective operation of our information systems and those of our third-party service providers and our ability to collect, use, store, transmit, retrieve and otherwise process personally identifiable information and other data, manage significant databases and expand and upgrade our information systems. We rely on these systems for a variety of functions, including marketing and selling our products and services, performing our services, managing our operations, processing claims and applications, providing information to customers, performing actuarial analyses and maintaining financial records. Some of these systems may include or rely on third-party systems not located on our premises or under our control. The interruption or loss of our information processing capabilities, or those of our third-party service providers, through cybersecurity attacks, computer hacks, theft, malicious software, phishing, employee error, ransomware, malware, denial-of-service attacks, social engineering, viruses, worms, other malicious software programs, the loss of stored data, programming errors, the breakdown or malfunctioning of computer equipment or software systems, telecommunications and electrical failure or damage caused by weather or natural disasters, war, catastrophes, terrorist attacks, industrial accidents or any other significant disruptions or security breaches could harm our business by hampering our ability to generate revenues and could negatively affect our program partner relationships, competitive position and reputation.
In addition, our information systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks which could disable our information systems and our security measures may not prevent such attacks. Such information systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, or other third parties, or from cyberattacks by malicious third parties. There are numerous and evolving risks to cybersecurity and privacy from cyber threat actors, including criminal hackers, state-sponsored intrusions, industrial espionage and employee malfeasance. There is also a potential heightened risk of cybersecurity incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our IT systems and those of our business partners or third-party service providers to sophisticated and targeted measures known as advanced persistent threats. These cyber threat actors are becoming more sophisticated and coordinated in their attempts to access IT systems and data, including the IT systems of cloud providers and third parties with whom we conduct or may conduct business. Although we devote significant resources to prevent, detect, address and mitigate unwanted intrusions and other threats and protect our systems and data, whether such data is housed internally or by external third parties, such internal controls may not be adequate or successful in protecting against all security breaches and cybersecurity attacks, social-engineering attacks, computer break-ins, theft and other improper activity. We have experienced immaterial cybersecurity incidents and we and our third-party service providers will likely continue to experience cybersecurity incidents of varying degrees. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, generally are not recognized until launched against a target and can originate from a wide variety of sources, we and the third parties with whom we do business may be unable to anticipate these techniques or to implement adequate preventative measures effective against all such security threats. With the increasing frequency of cyber-related fraud to obtain inappropriate payments and other threats related to cybersecurity attacks, we may find it necessary to expend resources to remediate cyber-related incidents or to enhance and strengthen our cybersecurity. Our remediation efforts may not be successful or may not be completed in a timely manner and could result in interruptions, delays or cessation of service.

We have also implemented physical, administrative and logical security systems with the intent of maintaining the physical security of our facilities and systems and protecting our and our customers’ and their customers’ confidential and personally identifiable information against unauthorized access through our information systems or by other electronic transmission or through misdirection, theft or loss of data. Despite such efforts, we have in the past, and may in the future, be subject to a breach of our security systems that results in unauthorized access to our facilities or the information we are trying to protect. Anyone who is able to circumvent our security measures or those of our third-party service providers and penetrate our or their information systems could access, view, misappropriate, alter, destroy, misuse or delete any information in such systems, including personally identifiable information and proprietary business information (our own or that of third parties) or compromise of our control networks or other critical systems and infrastructure, resulting in disruptions to our business operations or access to our financial reporting systems. While we have implemented business contingency plans and other reasonable plans to protect our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business. In addition, most states require that customers be notified if a security breach results in the disclosure of personally identifiable customer information and the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Any failure, interruption or compromise of the security of our information systems or those of our third-party service providers that result in inappropriate disclosure of such information could result in, among other things, significant financial losses, unfavorable publicity and damage to our reputation, governmental inquiry and oversight, difficulty in marketing our services, loss of customers, significant civil and criminal liability related to legal or regulatory violations, litigation and the incurrence of significant technical, legal and other expenses, any of which may have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, the costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses and any cybersecurity insurance that we may have in place may not cover such expenses.
In some cases, we rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for our operations, could also be a source of security risk to us in the event of a failure or a security incident affecting their own security systems and infrastructure. If the information technology systems of our third-party service providers become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring. Our network of ecosystem partners could also be a source of vulnerability to the extent their applications interface with ours, whether unintentionally or through a malicious backdoor. We do not review the software code included in third-party integrations in all instances.
Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.
We collect, use, store, transmit, retrieve, retain and otherwise process confidential and personally identifiable information in our information systems in and across multiple jurisdictions, and we are subject to a variety of confidentiality obligations and privacy, data protection and information security laws, regulations, orders and industry standards in the jurisdictions in which we do business. The regulatory environment surrounding information security, data privacy and cybersecurity is evolving and increasingly demanding and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the collection, transmission, storage, use and protection of personally identifiable and confidential information of our customers and employees. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. On October 24, 2017, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where we operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, and noncompliance could subject us to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our business, results of operations, financial condition and cash flows.
We are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, on March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like us, supervised by the NY Department of Financial Services (the “NY DFS Cybersecurity Regulation”). The NY DFS Cybersecurity Regulation imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. We also have contractual obligations to protect confidential and personally identifiable information we obtain from third parties. These obligations generally require us, in accordance with applicable laws, to protect such information to the same extent that we protect our own such information.
Many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain current or proposed state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, we are subject to the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the (“CCPA”), which among other things, requires companies covered by the legislation to provide disclosures to California consumers and affords such consumers rights of access and deletion of personal information. Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the EU. The EU has adopted the General Data Protection Regulation, or the GDPR, which contains numerous requirements, robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. The GDPR imposes significant penalties for non-compliance with fines of up to 4% of total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the violation. In addition, following Brexit, the U.K. General Data Protection Regulation (i.e., a version of the GDPR as implemented into U.K. law) went into effect, which may expose us to burdens and risks comparable to those of the GDPR.
Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, and results of operations.
Any failure to establish, maintain, protect or enforce our intellectual property rights could impair our intellectual property, technology platform and brand. In addition, we may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary rights.
Our success and ability to compete depend in part on our ability to establish, maintain, protect and enforce our intellectual property and proprietary rights, which includes our rights in our technology platform and our brand. We primarily rely on a combination of intellectual property rights, such as copyrights, trade secrets and trademarks, in addition to confidentiality agreements, procedures and contractual provisions with our employees, customers, service providers, partners and other third parties to establish, maintain, protect and enforce our proprietary or confidential information and intellectual property rights. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers.
The steps we take to protect our proprietary rights and intellectual property may be inadequate and to prevent infringement, misappropriation or other violation of our proprietary rights and intellectual property, and despite our efforts to protect our proprietary rights and intellectual property, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary, and third parties may attempt to independently develop similar technology. Policing unauthorized use of our technology and intellectual property rights may be difficult and may not be effective. Additionally, we cannot guarantee that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to, or that third parties will not terminate our license rights. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated.
Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect, defend and enforce our intellectual property rights could adversely affect our brand and adversely affect our business.
Our success also depends in part on our not infringing, misappropriating or otherwise violating the intellectual property rights of others. Our competitors and other third parties may own or claim to own intellectual property relating to our industry and, in the future, may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights, and we may be found to be infringing on such rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. The disposition of any such claims, whether through settlement or licensing discussions or litigation, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering certain of our products and services, require us to change our technology or business practices or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations and materially adversely affect our business, financial condition and results of operations.
We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.
Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace our existing third-party software. In addition, integration of new third-

party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively impact our business.
Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, which could allow our customers and competitors to freely use such source code without compensation to us, or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. While we take steps to monitor the use of all software covered by open source licenses in our technology systems to ensure that no such software is used in such a way as to require us to disclose the source code to the related technology when we do not wish to do so, such use could inadvertently occur and could harm our business, results of operations, financial condition and cash flows. In addition, the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our systems that rely on open source software and may present additional security risks. Such risk could be difficult or impossible to eliminate and could adversely affect our business, results of operations, financial condition and cash flows.
Risks Related to Regulatory and Legal Matters
Compliance with existing and new regulations affecting our business may increase costs and limit our ability to pursue business opportunities.
We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities, including those of Arizona, California, Delaware, Georgia, Kentucky and Louisiana, which are where our U.S. insurance subsidiaries are domiciled. Regulation of our industry and business may increase. In the past, there has been significant legislation affecting insurance, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In addition, we are subject to laws, regulations, orders and industry standards governing the protection of personally identifiable and confidential information, privacy and data security, including the Gramm-Leach-Bliley Act, the GDPR, the NY DFS Cybersecurity Regulation and the CCPA. Accordingly, the impact that any new laws and regulations will have on us is unknown. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities. We can give no assurances that with changes to laws and regulations, our businesses can continue to be conducted in each jurisdiction in the manner as we have in the past.
We are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on risk-based capital (“RBC”) and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC formulas used by insurance regulators. The laws of the various states in which our insurance businesses operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of their activities or otherwise fine or penalize them in any jurisdiction in which they operate. Such regulation or compliance could reduce our business’s profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell their services and products, or subjecting their business to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that we are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.

While the Consumer Financial Protection Bureau (the “CFPB”) does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect our insurance business or the clients that it serves. In 2017, the CFPB issued rules under its unfair, deceptive and abusive acts and practices rulemaking authority relating to consumer installment loans, among other things. Such CFPB rules regarding consumer installment loans could adversely impact our insurance business’s volume of insurance products and services and cost structure. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may have a material adverse effect on our revenues.
Any actual or alleged regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might have a material adverse effect on our business, results of operations, financial condition or cash flows. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The amount of statutory capital and reserve requirements applicable to us can increase due to factors outside of our control.
We and our subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC and Solvency II formulas used by insurance regulators. The laws of the various states in which we operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend us or our subsidiaries from carrying on some or all of these activities or otherwise fine or penalize us or our subsidiaries in any jurisdiction in which we operate. Such regulation or compliance could reduce our profitability or limit our growth by increasing the costs of compliance, limiting or restricting the products or services we sell, or the methods by which we sell services and products, or subject us to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that we are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We could be adversely affected if our controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.
Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance (“F&I”) matters. Our continued expansion into new products and geographic markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to our reputation.
From time to time we are subject to various regulatory actions and legal proceedings which could have a material adverse effect on our business, results of operations, financial condition or cash flows.
Over the last several years, businesses in our industry have been subject to increasing amounts of regulatory scrutiny. In addition, there has been an increase in litigation involving firms in our industry and public companies generally, some of which have involved new types of legal claims. We may be materially and adversely affected by judgments, settlements, fines, penalties, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, including from investigations by regulatory bodies or administrative agencies. An adverse outcome of any investigation by, or other inquiries from, any such bodies or agencies also could result in non-monetary penalties or sanctions, loss of licenses or approvals, changes in personnel, increased review and scrutiny of us by our clients, counterparties, regulatory authorities, potential litigants, the media and others, any of which could have a material adverse effect on us.
Additionally, we are involved in various litigation matters from time to time. For example, we are a defendant in Mullins v. Southern Financial Life Insurance Co., a class action lawsuit alleging violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud. This and other such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Our insurance and indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could have a material adverse effect our business, results of operations, financial condition or cash flows.
A change in law, regulation or regulatory enforcement applicable to insurance products could have a material adverse effect on our business, results of operations, financial condition and cash flows.
A change in state or U.S. federal tax laws could materially affect our business. For example, tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. P&C insurance companies such as us, the TCJA also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate, which could have an adverse impact on us. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us. Additional regulations or pronouncements interpreting or clarifying provisions of the TCJA have been and will continue to be issued, and such regulations or pronouncements may be different from our interpretation and thus adversely affect our results. If, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or such regulations’ or pronouncements’ potential impact on us is unknown.
Currently, we do not collect sales or other related taxes on our services. Whether sales of our services are subject to state sales and use taxes is uncertain, due in part to the nature of some of our services and the relationships through which our services are offered, as well as changing state laws and interpretations of those laws. One or more states may seek to impose sales or use tax or other tax collection obligations on our business, whether based on our or our resellers’ or clients’ sales, including for past sales. A successful assertion that we should be collecting sales or other related taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our services, discourage clients from offering or billing for our services, or otherwise cause material harm to our business, results of operations, financial condition and cash flows.
In addition, federal and state laws and regulations govern the disclosures related to sales of our payment protection products and financing of vehicle service contracts (“VSCs”). Our ability to offer and administer these products on behalf of our distribution partners is dependent upon our continued ability to sell such products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, our revenues would be adversely affected. For example, CFPB enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may have a material adverse effect on our business, results of operations, financial condition and cash flows. The full impact of the CFPB’s oversight is unpredictable and continues to evolve. With respect to the P&C insurance policies we underwrite, federal legislative proposals regarding national catastrophe insurance, if adopted, could reduce the business need for some of the related products that we provide.

Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.
The amount of dividends we can pay to our stockholders, if and when we choose to do so, may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that we may incur.
The Notes and our $200 million revolving credit facility restrict dividends based on our leverage ratio and the leverage ratio of our subsidiaries. Additionally, our regulated insurance company subsidiaries are required to satisfy minimum capital and surplus requirements according to the laws and regulations of the states in which they operate, which regulate the amount of dividends and distributions the Company can receive from them. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by state. Some states have an additional stipulation that dividends may only be paid out of earned surplus. States also regulate transactions between our insurance company subsidiaries and us or our other subsidiaries, such as those relating to compensation for shared services, and in some instances, require prior approval of such transactions within our holding company structure. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance company subsidiaries to the Company would be adverse to policyholders or creditors, the regulators may block or otherwise restrict such payments that would otherwise be permitted without prior approval. In addition, there could be future regulatory actions restricting our ability or the ability of our subsidiaries to pay dividends. The primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources.
Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our profitability.
Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premiums. These funds are supported by either assessments or premium surcharges based on incurred losses.
In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for our potential obligations under these pooling arrangements, we may not be able to accurately estimate our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our profitability in any given period or limit our ability to grow our business.

Risks Related to Our Relationship with Tiptree and Warburg
Tiptree and Warburg will hold in the aggregate          % and          %, respectively, of the voting power of our capital stock following the completion of this offering and will have significant consent rights under a stockholders’ agreement, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
Immediately following the completion of this offering, Tiptree will hold          % and Warburg will hold          % of our outstanding common stock. The liquidity of shares of our common stock in the market may be constrained for as long as Tiptree and/or Warburg continue to hold a significant percentage of our outstanding common stock. A lack of liquidity in our common stock could depress the price of our common stock.
We intend to enter into an amended and restated stockholders’ agreement with Tiptree and Warburg. Pursuant to the amended and restated stockholders’ agreement, following closing of this offering and for so long as they each beneficially own at least 5% of our common stock, each of Tiptree and Warburg will have the right to designate a number of directors equal to the percentage of our outstanding common stock beneficially owned by them multiplied by the total number of directors on our Board of Directors if there were no vacancies, rounded up to the nearest whole number (and in any event not less than one), provided that Tiptree may designate our Chairman. If the size of our Board of Directors is increased, each of Tiptree’s and Warburg’s rights will apply to our Board of Directors proportionally as increased. Additionally, for so long as they beneficially own at least 5% of our common stock, we will be required to obtain Tiptree’s and Warburg’s prior written approval before undertaking certain significant corporate actions. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
As a result, for so long as Tiptree controls the majority of our outstanding common stock, it will determine the composition of our Board of Directors and the outcome of all corporate actions requiring stockholder approval. In addition, our amended and restated certificate of incorporation will provide that the Tiptree-designated directors will each have three votes on any matter such director is entitled to vote, one of the Warburg-designated directors will have two votes on any matter he is entitled to vote and each other director will have one vote on any such matter. Furthermore, even if Tiptree and Warburg were to dispose of certain of their shares of our common stock, including if Tiptree were to control less than a majority of our outstanding common stock as a result of such disposition, Tiptree and Warburg may still be able to influence the outcome of certain corporate actions, particularly those requiring their consent under the amended and restated stockholders’ agreement while they retain at least 5% of our outstanding common stock. For such time as Tiptree owns a controlling or significant voting interest in our common stock, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:
•the election of directors;
•determinations with respect to our business direction and policies, including the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;
•our financing and dividend policy;
•determinations with respect to our tax returns; and
•compensation and benefits programs and other human resources policy decisions.
Tiptree and Warburg may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale or other liquidity event and might ultimately affect the market price of our common stock.
Applicable laws and regulations, provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain contractual rights that will be granted to Tiptree and Warburg may discourage takeover attempts and business combinations that stockholders might consider in their best interests.
Applicable laws, provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain contractual rights that will be granted to Tiptree and Warburg pursuant to the amended and restated stockholders’ agreement may delay, deter, prevent, render more difficult or discourage a merger, tender offer or proxy context, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt that our stockholders might consider in their best interests. For example, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may have a material adverse effect on the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which could discourage acquisitions that some stockholders may favor. These provisions provide for:
•a Board of Directors divided into three classes with staggered terms;
•advance notice requirements regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
•the right of the Board of Directors to issue one or more series of preferred stock with such powers, rights and preferences as the Board of Directors shall determine;
•allowing only the Board of Directors to fill newly created directorships or vacancies on the Board of Directors;
•limitations on the ability of stockholders to call special meetings of stockholders and take action by written consent;
•a 66 2/3% stockholder vote requirement to amend our certificate of incorporation;
•express authorization for the Board of Directors to modify, alter or repeal our bylaws; and
•the requirement that a 66 2/3% vote is necessary to remove directors.
Additionally, Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain a provision that is of similar effect, except that it exempts from its scope Tiptree, Warburg and any of their respective affiliates, as described under “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws.”
These limitations may have a material adverse effect on the prevailing market price and market for our common stock if they are viewed as limiting the liquidity of our stock or discouraging takeover attempts in the future.

If Tiptree sells a controlling interest in our Company to a third party in a private transaction, you may not realize any change of control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.
Following the completion of this offering, Tiptree will own            % of our outstanding common stock. Subject to the provisions of the lock-up agreement entered into in connection with this offering, Tiptree will not be restricted from selling some or all of its shares of common stock in a privately negotiated transaction or otherwise, and a sale of its shares, if sufficient in size, could result in a change of control of our Company.
The ability of Tiptree to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock held by our other stockholders, could prevent you from realizing any change of control premium on your shares of our common stock that may otherwise accrue to Tiptree on its private sale of our common stock. Additionally, if Tiptree privately sells its controlling equity interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Tiptree sells a controlling interest in our Company to a third party, our other commercial agreements and relationships, including any remaining agreements with Tiptree, could be impacted, all of which may have a material adverse effect on our ability to run our business as described herein and may have a material adverse effect on our business, results of operations, financial condition and cash flows.
We will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE, and, as a result, we intend to rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will qualify as a “controlled company” under the NYSE corporate governance standards. Upon completion of this offering, we will qualify as a “controlled company” because Tiptree and Warburg, as a group, will control a majority of our outstanding common stock entitled to vote in the election of directors. A “controlled company” may elect not to comply with certain corporate governance requirements of the NYSE. For so long as we are a “controlled company,” we may take advantage of available “controlled company” exemptions from compliance with certain corporate governance requirements under NYSE rules, including:
•the requirement that a majority of the Board of Directors consist of independent directors;
•the requirement that our compensation, nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement for an annual performance evaluation of our corporate governance and compensation committees.
While we are a “controlled company”, we may avail ourselves of the option to not have a majority of independent directors or nominating and corporate governance and compensation committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
Tiptree and/or Warburg may compete with us.
Tiptree and/or Warburg will not be restricted from competing with us in the insurance business. If Tiptree and/or Warburg decides to engage in the type of business we conduct, they may have a competitive advantage over us, which may cause our business, results of operations, financial condition and cash flows to be materially adversely affected.
Certain of our directors may have actual or potential conflicts of interest because of their positions with Tiptree and Warburg and will have limited liability to us or you for breach of fiduciary duty.
Following this offering, certain of our directors will remain employees of Tiptree or Warburg. Such directors, who are Tiptree employees, own and are expected to continue to own, Tiptree common stock or equity awards, and such directors who are Warburg employees, own and are expected to continue to own, economic interest in Warburg. For certain of these individuals, their holdings of Tiptree common stock or equity awards or Warburg interests, as applicable, may be significant, including compared to their respective total assets. Their position at Tiptree or Warburg and the ownership of any Tiptree equity or equity awards or Warburg interests, creates, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for Tiptree and/or Warburg than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters and agreements with Tiptree and/or Warburg.
Provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation address certain potential conflicts of interest between us, on the one hand, and Tiptree and/or Warburg and its officers who are directors of our Company, on the other hand. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve certain conflicts between us, Tiptree and Warburg fairly, we cannot assure you that any conflicts will be so resolved. The principles for resolving these potential conflicts of interest are described under “Description of Capital Stock— Corporate Opportunities.”
Additionally, our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Tiptree and Warburg will have no obligation to refrain from:
•engaging in the same or similar business activities or lines of business as we do; or
•doing business with any of our customers or vendors.
Under our amended and restated certificate of incorporation, neither Tiptree nor Warburg, nor any officer or director of Tiptree or Warburg, including our directors who are also Tiptree or Warburg employees, except as provided therein, is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.
Although we are no longer part of the consolidated tax group, federal and state taxing authorities may nonetheless require us to pay for Tiptree tax deficiencies that were incurred during the period in which we were a member.
We were a member of the Tiptree consolidated tax group from January 2, 2016 through June 21, 2022. Under U.S. federal tax rules we are jointly and severally liable for any tax liabilities of any member of the Tiptree consolidated group for the period that we were a member of such consolidated group and therefore tax authorities could collect any Tiptree group income tax deficiencies from us for U.S. federal income and state tax purposes. We ceased to be a member of the Tiptree consolidated tax group as of June 21, 2022, and therefore will not have joint and several tax liability with Tiptree following such time. Any tax payment could have an adverse effect on our results of operations and financial condition.
Risks Related to Our Initial Public Offering and Ownership of Our Common Stock
Laws and regulations of the jurisdictions in which we conduct business could delay, deter, or prevent an attempt to acquire control of us that stockholders might consider to be desirable, and may restrict a stockholder’s ability to purchase our common stock.
Generally, United States insurance holding company laws require that, before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance regulatory authorities in the state in which that insurance company is domiciled. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing 10% or more of the voting securities of that insurer or any parent company of such insurer. Indirect ownership includes ownership of the shares of our common stock. Thus, the insurance regulatory authorities of the states in which our insurance subsidiaries are domiciled are likely to apply these restrictions on acquisition of control to any proposed acquisition of our common stock. Some states require a person seeking to acquire control of an insurer licensed but not domiciled in that state to make a filing prior to completing an acquisition if the acquirer and its affiliates, on the one hand, and the target insurer and its affiliates, on the other hand, have specified market shares in the same lines of insurance in that state. Additionally, many foreign jurisdictions where we conduct business impose similar restrictions and requirements.
These provisions can also lead to the imposition of conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.
An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.
Currently, there is no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering was determined by negotiations among Tiptree, Warburg, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies by using our common stock as consideration.
The price of our common stock may fluctuate substantially.
You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:
•our announcements or our competitors’ announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;
•changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;
•failures to meet external expectations or management guidance;
•fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•incurrence of significant losses or other charges;
•changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our stockholders, including Tiptree or Warburg, or our incurrence of additional debt;
•reputational issues;
•changes in general economic and market conditions in or any of the regions in which we conduct our business;
•changes in industry conditions or perceptions;
•changes in applicable laws, rules or regulations and other dynamics; and
•announcements or actions taken by Tiptree or Warburg as our principal stockholders.
In addition, if the market for stocks in our industry or related industries, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, financial condition or cash flows. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
You will incur immediate dilution as a result of this offering.
If you purchase common stock in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, assuming you purchase shares at $          , the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $          per share, representing the difference between the initial public offering price and our pro forma net tangible book earnings per share as of September 30, 2023 after giving effect to this offering. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.
Future sales of our common stock or securities convertible into or exchangeable for common stock, including after the expiration of the lock-up period, or the perception that such sales may occur, could depress the market price of our common stock.
We are unable to predict with certainty whether or when Tiptree and/or Warburg will sell a substantial number of shares of our common stock. The sale by Tiptree and/or Warburg of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. In particular, Tiptree, Warburg and our executive officers and directors have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell, directly or indirectly, any shares of or convertible into common stock without the written consent of certain of the representatives of the underwriters for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and Tiptree and Warburg will be able to sell shares of our common stock in the public market. In addition, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
We may also issue additional shares of common stock or securities convertible into or exchangeable for shares of common stock to finance future acquisitions or for other corporate purposes. The size of future issuances, if any, or the effect that such issuances would have on the market price of our common stock is unknown, but sales of substantial amounts of securities in the market in the public market, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock. Any such issuance would also result in substantial dilution to our existing stockholders.
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Board of Directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.
As a standalone public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act and regulations of the NYSE. We have established all of the procedures and practices required as a subsidiary of Tiptree, but we must implement others as a separate, standalone public company. Establishing such procedures and practices will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting, investor relations and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a standalone public company may divert some of management’s attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.
We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. We will be subject to these requirements beginning with our annual report on Form 10-K for the year ended December 31, 2024 and our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K for the year ended December 31, 2024. If we are unable to conclude that we have effective internal control over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.
If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.
The trading market for our common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts and we may be unable to or may be slow to attract research coverage. One or more analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.
We have broad discretion in the use of the net proceeds from the sale of shares by us in this offering and may not use them effectively.
We may use the proceeds for any of the purposes described in “Use of Proceeds” or other purposes as determined by our management. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.
Our amended and restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.
Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Corporation, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (v) any claim against the Company governed by the internal affairs doctrine and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice of forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions to be contained in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our amended and restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” “future,” “seek,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
•our strategies to continue our growth trajectory, expand our distribution network and maintain underwriting profitability;
•our ability to enter new and existing markets and the speed at which we will be able to do so, including meeting our expectation of rapid growth in Europe in the coming years in our automobile, mobile device, consumer electronic, appliance and furniture lines;
•our acquisition strategies;
•developments related to our competitors and our industry;
•the ability of our proprietary technology to evolve and support our growth;
•regulatory developments in the United States and foreign countries;
•our ability to attract and retain key management personnel;
•our intentions to retain any future earnings for use in the operation of our business and not to declare or pay any cash dividends for the foreseeable future; and
•our use of proceeds from this offering, estimates of our expenses, capital requirements and needs for additional financing.
The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, we are not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS
We estimate the net proceeds to us from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares of common stock in full, based on an assumed public offering price of $        per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us, as set forth on the cover page of this prospectus would increase (decrease) the net proceeds to us from this offering by approximately $        million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the assumed public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Any increase or decrease in the net proceeds would not change our intended use of proceeds.
We intend to use the net proceeds from this offering, together with our cash on hand, to execute our growth strategy and for working capital and general corporate purposes. We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products or technologies, although we have no current plans, commitments or agreements with respect to any acquisitions.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY
We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant. In addition, the terms of the agreements governing the indebtedness of certain of our subsidiaries restrict, and we may enter into additional agreements in the future that place further restrictions on, the payment of dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiaries to pay dividends to us is subject to limits under insurance laws of the states in which our insurance company subsidiaries are domiciled or commercially domiciled. See “Risk Factors—Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.”

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2023 as follows:
•on an actual basis;
•on a pro forma basis giving effect to the automatic conversion of all outstanding shares of our Series A preferred stock as of September 30, 2023 into 5,333,333 shares of common stock immediately prior to the closing of this offering, subject to a five-year make-whole provision; and
•on a pro forma as adjusted basis, to give further effect to this offering and the use of proceeds therefrom.
The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus.

(Dollars in thousands, except per share data)	As of September 30, 2023
	Actual	Pro Forma	Pro Forma (As Adjusted)
Cash and cash equivalents	$443,222
Indebtedness:
Secured revolving credit agreements(1)	46,000
Preferred trust securities	35,000
Junior Subordinated Notes due 2057	125,000
Debt associated with asset-based lending(1)	65,538
Unamortized deferred financing costs	(8,068)
Total debt	263,470	—	—
Member’s / Stockholders’ Equity:
Preferred stock, par value $0.01 per share: 100,000,000 shares authorized, 5,333,333 shares issued and outstanding, actual; 100,000,000 shares authorized, no shares issued or outstanding, pro forma; 100,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	77,679
Common stock, par value $0.01 per share: 61,115,728 shares authorized, issued and outstanding, actual; 400,000,000 shares authorized, shares issued and outstanding, pro forma; 400,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	611
Additional paid-in capital	153,242
Accumulated other comprehensive income, net of tax	(54,495)
Retained earnings	209,105
Non-controlling interests	5,899
Total member’s / stockholders’ equity	392,041	—	—
Total capitalization	$655,511	$—	$—
__________________
(1)Asset based debt is generally recourse only to specific assets and cash flows and is not recourse to Fortegra.
The table set forth above is based on the number of shares of common stock outstanding as of September 30, 2023.

Additionally, the information presented above assumes an initial offering price of $    per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
Each $1.00 increase (decrease) in the assumed public offering price of $    per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus would increase (decrease) our as adjusted paid-in capital and total stockholders’ equity by approximately $    million and no impact to total capitalization, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us at an assumed offering price of $   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus    would increase each of our as adjusted paid-in capital and total stockholders’ equity by approximately $    million and no impact to total capitalization. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, at an assumed offering price of $   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would decrease each of our as adjusted paid-in capital and total stockholders’ equity by approximately $   million and no impact to total capitalization. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value and net book value per share of our common stock after this offering and the use of proceeds therefrom.
As of September 30, 2023, we had net tangible book value and net book value of approximately $68.0 million and $392.0 million, or $1.11 and $6.41 per share of common stock, respectively, in each case based on 61,115,728 shares of our common stock outstanding. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares outstanding. Net book value per share represents total assets less total liabilities divided by the number of shares outstanding. After giving effect to (i) the sale of shares of common stock in this offering, based upon an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated offering expenses payable by us and (ii) the conversion of 5,333,333 shares of Series A preferred stock into common stock, subject to a five-year make-whole provision, as if each had occurred on September 30, 2023, our adjusted net tangible book value and net book value as of September 30, 2023 would have been approximately $        million and $        million, or $        and $        per share, respectively. This represents an immediate increase in net tangible book value and net book value of $        and $        per share to existing stockholders, respectively, and an immediate dilution of $        and $       , respectively, per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

	Net Tangible Book Value Per Share(1)	Net Book Value Per Share(1)
Assumed initial public offering price per share	$	$
As of September 30, 2023	$	$
Increase attributable to this offering and use of proceeds therefrom	$	$
As adjusted after this offering	$	$
Dilution per share to new investors	$	$
__________________
(1)Amounts in this table may not foot due to rounding.
Each $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) our as adjusted net tangible book value and net book value after this offering by approximately $        million, or $        per share of common stock, and the dilution per share to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.
An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value and net book value after this offering by approximately $        million, or $        and $        per share of common stock, respectively, and the dilution per share to new investors by $        and $       , respectively, assuming the public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2023, the total number of shares owned by our existing stockholders, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholder and to be paid by new investors purchasing shares in this offering. The calculation below is based on an assumed initial public offering price of $        per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, other than shares and percentages)
Existing stockholders		%		%	$
New investors		%		%	$
Total	—	%	$—	%	$
A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) each of total consideration paid by new investors and total consideration paid by all stockholders by $        million, and average price per share paid by all stockholders by $        per share. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $        million, and average price per share paid by all stockholders by $        per share.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares from us in this offering is exercised in full, the number of shares owned by our existing stockholders will be        , or approximately        % of the total number of common shares outstanding after this offering, and the number of shares held by new investors in this offering after the completion of this offering will be        , or approximately        % of the total number of common shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our consolidated annual financial statements. The statements in the discussion and analysis regarding our expectations regarding the performance of our business and other forward-looking statements are subject to numerous known and unknown risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Prospectus Summary—Summary Consolidated Financial Information and Other Data,” “Selected Consolidated Financial and Other Data” and the historical audited consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.
Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is presented in this section as follows:
•Overview
•Components of Our Results of Operations
•Results of Operations
•Non-GAAP Reconciliations
•Liquidity and Capital Resources
•Financial Condition
•Critical Accounting Policies and Estimates
•Quantitative and Qualitative Disclosure About Market Risk
Overview
The Fortegra Group, Inc. is a holding company (together with its consolidated subsidiaries, collectively, “Fortegra,” the “Company,” or “we”) organized in Delaware with headquarters in Jacksonville, Florida. We are a growing, consistently profitable, and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, we have a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. We are an underwriting focused company, with deep expertise within the admitted and E&S insurance lines and capital light fee-based services markets. We target moderate risk limits and utilize a sophisticated reinsurance strategy to reduce volatility and protect our capital. We believe we win through our differentiated go-to-market strategy, our expertise in customized underwriting solutions and the value-added services we offer to our distribution partners.
Financial Highlights - Third Quarter 2023 year-to-date
•Gross written premiums and premium equivalents were $2.0 billion for the nine months ended September 30, 2023, as compared to $1.7 billion for the prior year period, up 16.5% as a result of growth in commercial E&S and admitted lines.
•Total revenues grew 28.4% to $1,159.9 million, from $903.4 million for the nine months ended September 30, 2022, driven primarily from growth in earned premiums, net, and service and administrative fees.
•The combined ratio improved to 90.5%, as compared to 90.7%, for the nine months ended September 30, 2022, driven by consistent underwriting performance and the scalability of the Company’s operating platform.
•Net income of $62.5 million, an increase of 131.8% as compared to $27.0 million for the nine months ended September 30, 2022, primarily driven by growth in revenues and consistent underwriting profitability. Return on average equity was 22.9% for the nine months ended September 30, 2023 as compared to 12.1% in the prior year period.
•Adjusted net income increased 38.7% to $83.1 million, as compared to $59.9 million for the nine months ended September 30, 2022. Adjusted return on average equity was 30.3%, as compared to 25.8% in the prior year period, driven by the same growth factors that impacted revenues.
•As of September 30, 2023, total cash and cash equivalents combined with total investments were $1.24 billion, as compared to $1.15 billion as of December 31, 2022. As of September 30, 2023, 91% of the portfolio was invested in high-credit quality fixed income securities with an average S&P rating of AA and a weighted-average duration of 2.4 years. The book yield as of September 30, 2023 was 3.2%.
•Total stockholder’s equity of $392.0 million as of September 30, 2023, as compared to $338.7 million as of December 31, 2022.
Components of Our Results of Operations
Revenues
Earned Premiums, net
Earned premiums, net represent the earned portion of our gross written premiums, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements, as well as the earned portion of our assumed premiums. Our insurance policies generally have a term of six months to seven years depending on the underlying product and premiums are earned pro rata over the term of the policy. At the end of each reporting period, premiums written but not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy.
Service and Administrative Fees
Service and administrative fees represent the earned portion of our gross written premiums and premium equivalents, which is generated from non-insurance programs including warranty service contracts, motor clubs programs and other services offered as part of our vertically integrated product offerings. Such fees are typically positively correlated with transaction volume and are recognized as revenue when realized and earned. At the end of each reporting period, gross written premiums and premium equivalents written for service contracts not earned are classified as deferred revenue, which are earned in subsequent periods over the remaining term of the policy. In addition, we also record on an earned basis a ceding fee paid by our reinsurers on ceded insurance premiums. This fee reimburses us for administrative, underwriting, and acquisition expenses. These fees are earned in subsequent periods over the remaining term of the policy.
Ceding Commissions and Other Revenue
Ceding commissions and other revenue consists of commissions earned under coinsurance reinsurance agreements and are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by our assuming companies. Other revenue includes the interest income earned on our premium finance product offering and cash equivalents.
Net Investment Income
We earn investment income on our portfolio of invested assets. Our invested assets are primarily comprised of fixed maturity securities, and may also include cash and cash equivalents and equity securities. The principal factors that influence net investment income are the size of our investment portfolio, the yield on that portfolio and expenses due to external investment managers. Our insurance investment portfolio includes investments held in statutory insurance companies and in unregulated entities. The portfolios held in statutory insurance companies are subject to different regulatory considerations, including with respect to types of assets, concentration limits, affiliate transactions and the use of leverage.

Net Realized and Unrealized Gains (Losses)
Net realized and unrealized gains (losses) on investments are a function of the difference between the amount received by us on the sale of a security and the security’s cost-basis, as well as any “other-than-temporary” impairments and allowances for credit losses, which are recognized in earnings. Equity securities are carried at fair value with unrealized gains and losses included in this line. Our investment strategy is designed to achieve attractive risk-adjusted returns across select asset classes, sectors and geographies while maintaining adequate liquidity to meet our claims payment obligations. As such, volatility from realized and unrealized gains and losses may impact period-over-period performance. Unrealized gains and losses on equity securities and loans held at fair value impact current period net income, while unrealized gains and losses on Available for Sale (“AFS”) securities impact accumulated other comprehensive income (“AOCI”).
Expenses
Net Losses and Loss Adjustment Expenses
Net losses and loss adjustment expenses represent actual insurance claims paid, changes in unpaid claim reserves, net of amounts ceded and the costs of administering claims for insurance lines. Incurred claims are impacted by loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity include the volume of underwritten contracts, changes in claims reporting patterns, claims settlement patterns, judicial decisions, economic conditions, morbidity patterns and the attitudes of claimants towards settlements, and original pricing of the product for purposes of the loss ratio in relation to loss emergence over time. Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods.
Member Benefit Claims
Member benefit claims represent the costs of services and replacement devices incurred in warranty and motor club service contracts. Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.
Commission Expense
Commission expense reflects commissions we pay retail agents, third party administrators and managing general underwriters, net of ceding commissions we receive on business ceded under certain reinsurance contracts. In addition, commission expense includes premium-related taxes. Commission expense related to each policy we write is deferred and amortized to expense in proportion to the premium earned over the policy life. Commission expense is incurred on most product lines, the majority of which are sliding scale commissions paid to agents, distributors and retailers selling our products. When claims increase, in most cases our distribution partners bear the risk through a reduction in their sliding scale commissions. Commission rates are also impacted by market conditions and the retention levels of our distribution partners.
Operating and Other Expenses
Operating and other expenses represent the general and administrative expenses of our operations including employee compensation and benefits and other expenses, including, technology costs, office rent, and professional services fees, such as legal, accounting and actuarial services in addition to premium taxes.
Interest Expense
Interest expense consists primarily of interest expense on our corporate revolving debt, our Notes, our preferred trust securities due June 15, 2037 (“Preferred Trust Securities”) and asset-based debt for our premium finance offering, which is non-recourse to Fortegra.

Depreciation and Amortization
Depreciation expense is primarily associated with furniture, fixtures and equipment. Amortization expense is primarily associated with purchase accounting amortization including values associated with acquired customer relationships, trade names and internally developed software and technology.
Key Performance Metrics
We discuss certain key performance metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.
Gross Written Premiums and Premium Equivalents
Gross written premiums and premium equivalents represent total gross written premiums from insurance policies and warranty service contracts issued during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of warranty service and administrative contract volumes to gross written premiums. Similar to how management considers gross written premiums to be a relevant measure of volume, regardless of the impact of reinsurance on net earned premiums, management considers premium equivalents to be a relevant measure of contract volume, regardless of whether the Company retains the full obligation. Investors use these measures to compare sales growth among comparable companies, while management uses these measures to evaluate the relative performance of various sales channels.
Net Written Premiums
Net written premiums are gross written premiums less ceded written premiums. Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies, and average size and premium rate of bound policies. Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential large losses. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels, policy limits and co-participations.
Combined Ratio, Loss Ratio, Acquisition Ratio, Underwriting Ratio and Operating Expense Ratio
Combined ratio is an operating measure, which equals the sum of the underwriting ratio and the operating expense ratio. Loss ratio is the ratio of the GAAP line items net losses and loss adjustment expenses and member benefit claims to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Acquisition ratio is the ratio of the GAAP line items commission expense (less ceding fees and ceding commissions) to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Underwriting ratio is the combination of the loss ratio and the acquisition ratio. Operating expense ratio is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees (excluding ceding fees) and other revenue (excluding cash and cash equivalent interest income).
A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. These ratios are commonly used in the insurance industry as a measure of underwriting profitability, excluding earnings on the insurance portfolio. Investors commonly use these measures to compare underwriting performance among companies separate from the performance of the investment portfolio. Management uses these measures to compare the profitability of various products we underwrite as well as profitability among our various agents and sales channels.

Return on Average Equity
Return on average equity is expressed as the ratio of net income to average member’s / stockholders’ equity during the period. Management uses this ratio as a measure of the on-going performance of the totality of the Company’s operations.
Non-GAAP Financial Measures
Underwriting and Fee Revenues and Underwriting and Fee Margin
In order to better explain to investors the underwriting performance of the Company’s programs and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics – underwriting and fee revenues and underwriting and fee margin. We generally manage our exposure to the risks we underwrite using both reinsurance (e.g., quota share and excess of loss) and sliding scale commission agreements with our agents (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigate our risk. Generally, when losses are incurred, the risk which is retained by our agents and reinsurers is reflected in a reduction in commissions paid.
Underwriting and fee revenues represents earned premiums, net, service and administrative fees (excluding ceding fees) and other income (excluding cash and cash equivalent interest income). We reconcile underwriting and fee revenues as total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses), ceding fees, ceding commissions and cash and cash equivalent interest income as reported in other income. See “—Non-GAAP Reconciliations” for a reconciliation of underwriting and fee revenues to total revenues in accordance with GAAP.
Underwriting and fee margin represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), cash and cash equivalent interest income, employee compensation and benefits, other expenses, interest expense and depreciation and amortization. We deliver our products and services on a vertically integrated basis to our agents. As such, underwriting and fee margin exclude general and administrative expenses, interest income, depreciation and amortization and other corporate expenses, including income taxes, as these corporate expenses support our vertically integrated delivery model and are not specifically supporting any individual business line. See “—Non-GAAP Reconciliations” for a reconciliation of underwriting and fee margin to total revenues in accordance with GAAP.
Adjusted net income represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
Adjusted return on average equity represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholders’ equity during the period.

Results of Operations
Nine months ended September 30, 2023, compared to nine months ended September 30, 2022

($ in thousands)	Nine Months Ended September 30,
	2023	2022	Change	% Change
Revenues:
Earned premiums, net	$826,418	$662,234	$164,184	24.8%
Service and administrative fees	290,291	232,883	57,408	24.7%
Ceding commissions	10,761	9,886	875	8.9%
Net investment income	19,613	10,164	9,449	93.0%
Net realized and unrealized gains (losses)	(10,602)	(23,151)	12,549	54.2%
Other revenue	23,419	11,372	12,047	105.9%
Total revenues	1,159,900	903,388	256,512	28.4%
Expenses:
Net losses and loss adjustment expenses	354,477	264,056	90,421	34.2%
Member benefit claims	88,898	66,297	22,601	34.1%
Commission expense	442,893	382,435	60,458	15.8%
Operating and other expenses	153,172	122,680	30,492	24.9%
Interest expense	18,921	15,166	3,755	24.8%
Depreciation and amortization	15,955	13,697	2,258	16.5%
Total expenses	1,074,316	864,331	209,985	24.3%
Income before taxes	85,584	39,057	46,527	119.1%
Less: provision (benefit) for income taxes	22,936	11,099	11,837	106.6%
Net income	62,648	27,958	34,690	124.1%
Net income attributable to The Fortegra Group, Inc.	$62,506	$26,969	$35,537	131.8%
Key Performance Metrics:
Gross written premiums and premium equivalents	$2,023,730	$1,736,571	$287,159	16.5%
Net written premiums	$935,639	$844,212	$91,427	10.8%
Loss ratio	40.3%	37.7%
Acquisition ratio	36.3%	39.2%
Underwriting ratio	76.6%	76.9%
Operating expense ratio	13.9%	13.8%
Combined ratio	90.5%	90.7%
Return on average equity	22.9%	12.1%
Non-GAAP Financial Measures(1):
Adjusted net income	$83,101	$59,893	$23,208	38.7%
Adjusted return on average equity	30.3%	25.8%
__________________
(1)See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures. In addition, for a description of our revenue recognition policies, see Note (2) Summary of Significant Accounting Policies— Revenue Recognition.
Revenues
For the nine months ended September 30, 2023, total revenues increased 28.4%, to $1,159.9 million, as compared to $903.4 million for the nine months ended September 30, 2022. Earned premiums, net of $826.4 million increased $164.2 million, or 24.8%, driven by growth in specialty E&S and admitted insurance lines. Earned premiums assumed from other insurance companies were $299.3 million, or 36.2% of the total, compared to $227.6 million, or 34.4% of the total, in the prior year period. As it expands to new geographies and expands product offerings, the Company works to obtain necessary licenses and intends to write this business directly upon obtaining necessary licenses. The Company views direct written and assumed business as having similar characteristics. For both periods, earned premiums, net, did not include any significant regional geographic concentrations. Service and administrative fees of $290.3 million increased by 24.7% driven by growth in vehicle service contract revenues. Ceding commissions of $10.8 million increased by $0.9 million, or 8.9%. Other revenues of $23.4 million increased by $12.0 million, or 105.9%, driven by growth in premium finance product offerings and interest income on cash and cash equivalents.
For the nine months ended September 30, 2023, 28.0% of revenues were derived from fees that were not solely dependent upon the underwriting performance of Fortegra’s insurance products, resulting in more diversified earnings. For the nine months ended September 30, 2023, 81.2% of fee-based revenues were generated in non-regulated service companies, with the remainder in regulated insurance companies.
For the nine months ended September 30, 2023, net investment income was $19.6 million as compared to $10.2 million in the prior year period, primarily driven by growth in investments and the increase in yields. Net realized and unrealized losses were $10.6 million, an improvement of $12.5 million, as compared to net realized and unrealized losses of $23.2 million in the prior year period, primarily driven by the change in fair value of certain equity and other investments carried at fair value.
Expenses
For the nine months ended September 30, 2023, net losses and loss adjustment expenses were $354.5 million, member benefit claims were $88.9 million and commission expenses were $442.9 million, as compared to $264.1 million, $66.3 million, and $382.4 million, respectively, for the nine months ended September 30, 2022. The increase in net losses and loss adjustment expenses of $90.4 million, or 34.2%, was driven by growth in U.S. and European insurance lines and the shift in business mix toward commercial lines, which tend to have higher loss ratios and lower commission and expense ratios. In addition, the Company experienced unfavorable prior year development of $0.9 million for the nine months ended September 30, 2023, primarily as a result of higher-than-expected claim severity in our commercial lines of business, partially offset by favorable development in our personal lines of business as a result of lower-than-expected claim severity. For the nine months ended September 30, 2022, the Company experienced favorable prior year development of $2.2 million, primarily as a result of lower-than-expected claim severity in our commercial lines of business. For both periods, net losses and loss adjustment expenses did not include any significant catastrophic losses or regional geographic concentrations of exposure. The increase in member benefit claims of $22.6 million, or 34.1%, was driven by growth in vehicle service contracts and the impacts of inflation on replacement costs and labor rates. Commission expenses increased by $60.5 million, or 15.8%, generally in line with the growth in earned premiums, net and service and administrative fees.
For the nine months ended September 30, 2023, operating and other expenses were $153.2 million as compared to $122.7 million for the nine months ended September 30, 2022. Operating and other expenses increased by $30.5 million, or 24.9%, driven by investments in human capital associated with growth of E&S, admitted and warranty lines in addition to investments in data science, technology, and marketing expenses.
For the nine months ended September 30, 2023, interest expense was $18.9 million as compared to $15.2 million for the nine months ended September 30, 2022. The increase in interest expense of $3.8 million, or 24.8%, was primarily driven by the rise in short-term interest rates and increased borrowings on Fortegra’s corporate revolver and asset-based debt for premium finance lines.
For the nine months ended September 30, 2023, depreciation and amortization expense was $16.0 million, including $12.7 million of intangible amortization related to purchase accounting associated with the acquisitions of Fortegra, Smart AutoCare, Sky Auto, ITC and Premia, as compared to $13.7 million, including $12.1 million of intangible amortization from purchase accounting for the nine months ended September 30, 2022.
Income Before Taxes, Income Taxes, Net Income and Net Income Attributable to The Fortegra Group, Inc.
Income before taxes, net income, and net income attributable to The Fortegra Group, Inc. were $85.6 million, $62.6 million and $62.5 million, respectively, for the nine months ended September 30, 2023, as compared to $39.1 million, $28.0 million and $27.0 million, respectively, for the nine months ended September 30, 2022. The increase in each of these measures was primarily driven by growth in commercial and personal lines, including E&S product offerings, in addition to improvements in net investment income and net realized and unrealized gains and losses.
The total income tax expense of $22.9 million for the nine months ended September 30, 2023, and $11.1 million for the nine months ended September 30, 2022 is reflected as a component of net income (loss). For the nine months ended September 30, 2023, the Company’s effective tax rate was equal to 26.8%, higher than the U.S. federal statutory income tax rate of 21.0%, due to the effect of state taxes, increase in foreign tax rate, and the effects of discrete items. For the nine months ended September 30, 2022, the Company’s effective tax rate was equal to 28.4%, higher than the U.S. federal statutory income tax rate of 21.0%, due to the effects of state taxes and discrete items.
Gross Written Premiums and Premium Equivalents
The below table shows gross written premiums and premium equivalents by business mix for the nine months ended September 30, 2023, and 2022.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Property and short-tail	$359,336	$189,147
Contractual liability	296,086	265,769
General liability	273,462	255,776
Alternative risks	242,275	272,840
Professional liability	184,806	68,331
Europe	104,209	87,702
Commercial lines	$1,460,174	$1,139,565
Personal lines	284,027	317,593
Insurance	$1,744,201	$1,457,158
Auto and consumer goods warranty	241,653	236,729
Other services	37,876	42,684
Services (1)	$279,529	$279,413
Total	$2,023,730	$1,736,571
______________
(1)Total GWPPE of $2,023.7 million and $1,736.6 million for the nine months ended September 30, 2023 and 2022 was composed of gross written premiums of $1,448.4 million and $1,113.4 million, respectively, plus assumed premiums of $295.8 million and $343.8 million, respectively, plus gross service and administrative fee additions of $279.5 million and $279.4 million, respectively. See Note (7) Reinsurance Recoverable and Reinsurance Premiums and Note (12) Revenue from Contracts with Customers within the respective periods for more information.

Total gross written premiums and premium equivalents for the nine months ended September 30, 2023 were $2.0 billion, as compared to $1.7 billion for the nine months ended September 30, 2022, representing an increase of $287.2 million, or 16.5%. The growth was driven by a combination of factors including expanding Fortegra’s distribution partner network, growing specialty admitted and E&S insurance lines, and increasing penetration in the vehicle service contract sector.
For the nine months ended September 30, 2023, insurance increased by $287.0 million, or 19.7%, driven by growth in specialty commercial lines, including E&S and admitted business. For the nine months ended September 30, 2023, services increased by $0.1 million, or 0.0%, driven by growth in vehicle service contracts and the acquisition of Premia, partially offset by a decline in consumer goods offerings.
The combination of unearned premiums and deferred revenues on Fortegra’s balance sheet grew to $2.3 billion, representing an increase of $307.0 million, or 15.5%, from September 30, 2022 to September 30, 2023, as a result of growth in gross written premiums and premium equivalents, primarily related to E&S and admitted insurance lines as well as vehicle service contracts.

Net written premiums
The below table shows net written premiums by business mix for the nine months ended September 30, 2023, and 2022.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Property and short-tail	$247,938	$135,006
Contractual liability	49,388	77,692
General liability	124,131	128,003
Alternative risks	182,149	203,277
Professional liability	77,449	46,470
Europe	104,210	87,701
Commercial lines	$785,265	$678,149
Personal lines	150,374	166,063
Total	$935,639	$844,212
Net written premiums for the nine months ended September 30, 2023 were $935.6 million, as compared to $844.2 million for the nine months ended September 30, 2022, representing an increase of $91.4 million, or 10.8%, driven by growth in commercial E&S and admitted lines. Property and short-tail lines represented $247.9 million, or 26.5%, of the total net written premiums for the nine months ended September 30, 2023 compared to $135.0 million, or 16.0%, for the prior year period. Property and short-tail net written premiums were diversified by geographic location, exposure and risk type with substantial reinsurance protection. As of September 30, 2023, the net loss to the Company in a 1-in-250 year catastrophe event represented approximately 2.8% of stockholders’ equity. This reported loss includes the impact of incurred losses based on the estimated frequency and severity of potential events, reinstatements premiums, reinsurance recoveries and taxes.
Combined Ratio
The combined ratio was 90.5% for the nine months ended September 30, 2023, compared to 90.7% for the prior year period, reflecting the consistent underwriting performance and scalability of the Company’s operating platform. The underwriting ratio was 76.6%, a decrease of 0.3% from the prior year, which consists of a loss ratio of 40.3%, compared to 37.7% in the prior year period, and an acquisition ratio of 36.3%, compared to 39.2% in the prior year period. The increase in the loss ratio was driven by changes in the business mix, which was more than offset by the decline in the acquisition ratio. The operating expense ratio was 13.9% for the nine months ended September 30, 2023, an increase of 0.1% compared to the prior year period.

Underwriting and Fee Revenues and Margin - Non-GAAP
The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the nine months ended September 30, 2023, and 2022.

	Nine Months Ended September 30,
($ in thousands)	2023			2022
	Insurance	Services	Total	Insurance	Services	Total
Underwriting and Fee Revenues(1)	$836,170	$263,518	$1,099,688	$672,098	$204,634	$876,732

Net losses and loss adjustment expenses	354,427	50	354,477	263,956	100	264,056
Member benefit claims	—	88,898	88,898	—	66,297	66,297
Commission expense(2)	303,856	95,663	399,519	272,815	70,713	343,528
Underwriting and Fee Margin(1)	$177,887	$78,907	$256,794	$135,327	$67,524	$202,851

Loss ratio	42.4%	33.8%	40.3%	39.3%	32.4%	37.7%
Acquisition ratio	36.3%	36.3%	36.3%	40.6%	34.6%	39.2%
Underwriting ratio	78.7%	70.1%	76.6%	79.9%	67.0%	76.9%
__________________
(1)For further information relating to the Company’s underwriting and fee revenues and underwriting and fee margin, including a reconciliation to GAAP financials, see “—Non-GAAP Reconciliations.”
(2)Commission expense in this table is presented net of ceding fees and ceding commissions of $32.6 million and $10.8 million, respectively, as of the nine months ended September 30, 2023, and $29.0 million and $9.9 million, respectively, as of the nine months ended September 30, 2022.
Underwriting and fee revenues were $1,099.7 million for the nine months ended September 30, 2023, as compared to $876.7 million for the nine months ended September 30, 2022. Total underwriting and fee revenues increased $223.0 million, or 25.4%, driven by growth in all business lines. The increase in insurance was $164.1 million, or 24.4%, driven by growth in specialty E&S and admitted insurance lines. The increase in services was $58.9 million, or 28.8%, driven by growth in vehicle service contracts and premium finance offerings, in addition to the acquisitions of Premia and ITC.
Underwriting and fee margin was $256.8 million for the nine months ended September 30, 2023, as compared to $202.9 million for the nine months ended September 30, 2022. Total underwriting and fee margin increased $53.9 million, or 26.6%, driven by growth in all product lines. Insurance grew by $42.6 million, or 31.4%, driven by revenue growth in specialty E&S and admitted lines. Services increased by $11.4 million, or 16.9%, driven by growth in vehicle service contracts and the acquisitions of Premia and ITC, partially offset by increased member benefit claims associated with the impacts of inflation on replacement costs and labor rates.
Return on Average Equity
Return on average equity was 22.9% for the nine months ended September 30, 2023, as compared to 12.1% for the nine months ended September 30, 2022. The increase in return on average equity was driven by revenue growth and a consistent combined ratio, in addition to improvements in net investment income and net realized and unrealized gains and losses.
Adjusted Net Income and Adjusted Return on Average Equity - Non-GAAP
For the nine months ended September 30, 2023, adjusted net income and adjusted return on average equity were $83.1 million and 30.3%, respectively, as compared to $59.9 million and 25.8%, respectively, for the nine months ended September 30, 2022. The improvement in metrics was driven by the growth in revenues and consistent combined ratio, in addition to improvements in net investment income. See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures.

Results of Operations
Year ended December 31, 2022, compared to year ended December 31, 2021

($ in thousands)	Year Ended December 31
	2022	2021	Change	% Change
Revenues:
Earned premiums, net	$904,765	$685,552	$219,213	32.0%
Service and administrative fees	320,720	260,525	60,195	23.1%
Ceding commissions	13,880	11,784	2,096	17.8%
Net investment income	12,219	17,896	(5,677)	(31.7)%
Net realized and unrealized gains (losses)	(20,347)	(2,006)	(18,341)	(914.3)%
Other revenue	17,559	10,379	7,180	69.2%
Total revenues	1,248,796	984,130	264,666	26.9%
Expenses:
Net losses and loss adjustment expenses	361,601	253,473	108,128	42.7%
Member benefit claims	91,004	73,539	17,465	23.7%
Commission expense	522,685	396,683	126,002	31.8%
Operating and other expenses	166,750	155,779	10,971	7.0%
Interest expense	20,055	17,576	2,479	14.1%
Depreciation and amortization	18,551	17,223	1,328	7.7%
Total expenses	1,180,646	914,273	266,373	29.1%
Income before taxes	68,150	69,857	(1,707)	(2.4)%
Less: provision (benefit) for income taxes	21,251	18,438	2,813	15.3%
Net income	46,899	51,419	(4,520)	(8.8)%
Net income attributable to The Fortegra Group, Inc.	$46,424	$48,755	$(2,331)	(4.8)%
Key Performance Metrics:
Gross written premiums and premium equivalents	$2,263,128	$1,935,974	$327,154	16.9%
Net written premiums	$1,089,390	$894,740	$194,650	21.8%
Loss ratio	37.7%	35.1%
Acquisition ratio	39.0%	38.7%
Underwriting ratio	76.7%	73.8%
Operating expense ratio	13.7%	16.5%
Combined ratio	90.4%	90.3%
Return on average equity	14.6%	17.1%
Non-GAAP Financial Measures(1):
Adjusted net income	$83,832	$66,782	$17,050	25.5%
Adjusted return on average equity	26.1%	22.2%
__________________
(1)See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures. In addition, for a description of our revenue recognition policies, see Note (2) Summary of Significant Accounting Policies— Revenue Recognition.
Revenues
For the year ended December 31, 2022, total revenues increased 26.9% to $1,248.8 million, as compared to $984.1 million for the year ended December 31, 2021. Earned premiums, net of $904.8 million increased $219.2 million, or 32.0%, driven by growth in commercial and personal lines, including E&S product offerings. Earned premiums assumed from other insurance companies were $310.4 million, or 34.3% of the total, compared to $212.6 million, or 31.0% of the total, in the prior year period. As it expands to new geographies and expands product offerings, the Company works to obtain necessary licenses and intends to write this business directly upon obtaining necessary licenses. The Company views direct written and assumed business as having similar characteristics. For both periods, earned premiums, net, did not include any significant regional geographic concentrations. Service and administrative fees of $320.7 million increased by 23.1%, driven by growth in auto and consumer goods service contract revenues. Ceding commissions of $13.9 million increased by $2.1 million, or 17.8%, driven by higher ceding fees associated with the increase in ceded premiums in commercial and personal lines. Other revenues of $17.6 million increased by $7.2 million, or 69.2%, driven by growth in our premium finance lines and interest income on cash and cash equivalents.
For the year ended December 31, 2022, net investment income of $12.2 million decreased by $5.7 million from 2021, driven by a reduction in special dividends on equity securities, increases in investment expenses on alternative investments, and a higher allocation to cash and cash equivalents which is recorded in other income. Net realized and unrealized losses were $20.3 million, compared to losses of $2.0 million in 2021, with the increase driven by realized and unrealized losses on equity securities and credit investments funds in 2022.
For the year ended December 31, 2022, 28.2% of revenues were derived from fees that are not solely dependent upon the underwriting performance of our insurance products, resulting in more diversified and consistent earnings. For the year ended December 31, 2022, 80.3% of our fee-based revenues were generated in non-regulated service companies, with the remainder in our regulated insurance companies.
Expenses
For the year ended December 31, 2022, net losses and loss adjustment expenses were $361.6 million, member benefit claims were $91.0 million and commission expenses were $522.7 million, as compared to $253.5 million, $73.5 million and $396.7 million, respectively, for the year ended December 31, 2021. The increase in net losses and loss adjustment expenses of $108.1 million, or 42.7%, was driven by growth in our insurance operations, partially offset by the impact of favorable prior year development of $0.9 million. In 2021, the impact of unfavorable prior year development was $2.6 million driven by higher-than-expected claim severity from business written by a small group of producers in the personal and commercial lines of business. The impact of the prior year development in 2021 increased our ratio of net losses and loss adjustment expenses to earned premiums, net by 0.4%. For both periods, net losses and loss adjustment expenses did not include any significant catastrophic losses or regional geographic concentrations of exposure. The increase in member benefit claims of $17.5 million, or 23.7%, was driven by growth in auto and consumer goods service contracts. Commission expenses increased by $126.0 million, or 31.8%, in line with growth in earned premiums, net and service and administrative fees.
For the year ended December 31, 2022, operating and other expenses were $166.8 million as compared to $155.8 million for the year ended December 31, 2021. Operating and other expenses increased by $11.0 million, or 7.0%, driven by investments in human capital associated with our growth objectives in E&S and service contract lines, partially offset by a decrease in fair value of the Fortegra Additional Warrant liability. See Note (16) Member’s / Stockholders’ Equity for additional information regarding the Fortegra Additional Warrant. Included in other expenses were $2.2 million for both the years ended December 31, 2022, and 2021, related to acquisition fees in 2022 and professional fees associated with preparation of the registration statement for the Fortegra initial public offering, which was withdrawn in 2021.
For the year ended December 31, 2022, interest expense was $20.1 million as compared to $17.6 million for the year ended December 31, 2021. The increase in interest expense of $2.5 million, or 14.1%, was driven by increased asset-based borrowings to support growth in our premium finance lines, the increase in floating rate borrowing costs, and higher usage of the revolving working capital facility and letters of credit to support net written premium growth.
For the year ended December 31, 2022, depreciation and amortization expense was $18.6 million, including $16.2 million of intangible amortization primarily related to purchase accounting associated with the acquisitions of ITC, Sky Auto, Smart AutoCare. For the year ended December 31, 2021, depreciation and amortization expense was $17.2 million, including $15.3 million of intangible amortization primarily related to purchase accounting associated with the acquisitions of Sky Auto, Smart AutoCare.
Income Before Taxes, Income Taxes, Net Income and Net Income Attributable to The Fortegra Group, Inc.
Income before taxes, net income, and net income attributable to The Fortegra Group, Inc. were $68.2 million, $46.9 million and $46.4 million, respectively, for the year ended December 31, 2022, as compared to $69.9 million,

$51.4 million and $48.8 million, respectively, for the year ended December 31, 2021. The decline in each of these measures was primarily driven by an increase in net realized and unrealized losses on investments as compared to the prior year partially offset by the growth in commercial and personal lines, including E&S product offerings.
The WP Transaction caused a deconsolidation for federal income tax purposes as Tiptree’s ownership in Fortegra dropped below the required 80% ownership to file a consolidated income tax return under Code Section 1504 and the Regulations thereunder. The Company’s consolidated taxable income from January 1, 2022 through June 21, 2022 was included in Tiptree’s 2022 consolidated federal income tax return. Thereafter, the Company will report its consolidated taxable income in a separate consolidated federal income tax return. The deconsolidation resulted in a one-time tax expense of $1.6 million, or a 2.3% increase to the effective tax rate.
The total income tax expense of $21.3 million for the year ended December 31, 2022 and $18.4 million for the year ended December 31, 2021 is reflected as a component of net income (loss). For the year ended December 31, 2022, the Company’s effective tax rate was equal to 31.2%, higher than the U.S. statutory income tax rate of 21.0%, primarily from the impact of changes in the valuation allowance and the tax-basis gain recorded as a result of the tax deconsolidation. For the year ended December 31, 2021, the Company’s effective tax rate was equal to 26.4%, higher than the U.S. federal statutory income tax rate of 21.0%, due to changes in the valuation allowance and the impact of state taxes.
Non-controlling interests relate to the third-party ownership of the common stock of Southern Financial Life Insurance Company, Defend Insurance Group (“Defend”) and subsidiary ownership by management associated with the equity based compensation. During 2022, the subsidiary ownership by management associated with equity based compensation was exchanged for ownership of The Fortegra Group. For the year ended December 31, 2022, income attributable to non-controlling interests was $0.5 million as compared to $2.7 million for the year ended December 31, 2021, substantially all of which is attributable to the subsidiary ownership by management prior to the exchange.
Gross Written Premiums and Premium Equivalents
The below table shows gross written premiums and premium equivalents by business mix for the year ended December 31, 2022 and 2021.

($ in thousands)	Year Ended December 31,
	2022	2021
Property and short-tail	$263,933	$100,462
Contractual liability	351,869	347,776
General liability	305,325	182,336
Alternative risks	363,362	409,807
Professional liability	82,340	32,028
Europe	125,150	95,917
Commercial lines	$1,491,979	$1,168,326
Personal lines	397,423	432,522
Insurance	$1,889,402	$1,600,848
Auto and consumer goods warranty	318,550	285,591
Other services	55,176	49,535
Services(1)	$373,726	$335,126
Total	$2,263,128	$1,935,974
_______________
(1)Total GWPPE of $2,263.1 million and $1,936.0 million for the years ended December 31, 2022 and 2021 was composed of gross written premiums of $1,515.1 million and $1,380.1 million, respectively, plus assumed premiums of $343.8 million and $220.7 million, respectively, plus gross service and administrative fee additions of $373.7 million and $335.1 million, respectively. See Note (7) Reinsurance Recoverable and Reinsurance Premiums and Note (12) Revenue from Contracts with Customers within the respective periods for more information.

Total gross written premiums and premium equivalents for the year ended December 31, 2022 were $2.3 billion as compared to $1.9 billion in 2021. The growth of $327.2 million, or 16.9%, was driven by a combination of factors including Fortegra’s growing distribution partner network, expanding admitted and E&S insurance lines, and increasing market penetration in the service contract sector.
For the year ended December 31, 2022, insurance increased by $288.6 million, or 18.0%, driven by growth in specialty commercial lines, including E&S and admitted business. For the year ended December 31, 2022, services increased by $38.6 million, or 11.5%, driven by growth in vehicle service contracts and other ancillary services.
We believe the continued growth in commercial E&S and service contract lines will result in increased gross written premiums and premium equivalents, and therefore growth in unearned premiums and deferred revenues on the balance sheet. The growth in gross written premiums and premium equivalents, combined with higher retention in select products, has resulted in an increase of $347.8 million, or 21.0%, in Fortegra’s unearned premiums and deferred revenue on the balance sheet. As of December 31, 2022, Fortegra’s unearned premiums and deferred revenues were $2.0 billion, as compared to $1.7 billion as of December 31, 2021.
Net written premiums
The below table shows net written premiums by business mix for the year ended December 31, 2022 and 2021.

($ in thousands)	Year Ended December 31,
	2022	2021
Property and short-tail	$188,069	$69,770
Contractual liability	100,338	109,345
General liability	147,442	94,617
Alternative risks	268,775	313,805
Professional liability	52,073	25,028
Europe	125,150	95,917
Commercial lines	$881,847	$708,482
Personal lines	207,543	186,258
Total	$1,089,390	$894,740
Net written premiums for the year ended December 31, 2022 were $1,089.4 million, representing an increase of $194.7 million, or 21.8%, driven primarily by growth in commercial E&S lines. Property and short-tail lines represented $188.1 million, or 17.3%, of the total net written premiums for the year ended December 31, 2022 compared to $69.8 million, or 7.8%, for the prior year period. Property and short-tail net written premiums were diversified by geographic location, exposure and risk type with substantial reinsurance protection.
Combined Ratio
The combined ratio was 90.4% for the year ended December 31, 2022, compared to 90.3% for the year ended December 31, 2021, reflecting the consistent underwriting performance and scalability of the Company’s operating platform. The underwriting ratio was 76.7%, an increase of 2.9% from the prior year, which consists of a loss ratio of 37.7%, compared to 35.1% in the prior year period, and an acquisition ratio of 39.0%, compared to 38.7% in the prior year period. The increase in the loss ratio was driven by changes in the business mix, which was offset by the decline in the operating expense ratio. The operating expense ratio was 13.7% for the year ended December 31, 2022, a decrease of 2.8% compared to the prior year period. The combined ratio remained consistent, driven by the scalability of Fortegra’s technology and shared service platform, which improved the expense ratio, while the underwriting ratio increased due to a shift in business mix toward lines with higher loss ratios and lower expense ratios. Our focus on underwriting expertise, AI driven lead generation, and technology-enhanced administration improves productivity, lowers administrative costs and results in agent relationships sustained over the long term.

Underwriting and Fee Revenues and Margin - Non-GAAP
The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the nine months ended December 31, 2022, and 2021.

	Year Ended December 31,
($ in thousands)	2022			2021
	Insurance	Services	Total	Insurance	Services	Total
Underwriting and Fee Revenues(1)	$917,542	$282,843	$1,200,385	$698,214	$234,004	$932,218

Net losses and loss adjustment expenses	361,476	125	361,601	253,468	5	253,473
Member benefit claims	—	91,004	91,004	—	73,539	73,539
Commission expense(2)	371,638	97,014	468,652	291,490	69,226	360,716
Underwriting and Fee Margin(1)	$184,428	$94,700	$279,128	$153,256	$91,234	$244,490

Loss ratio	39.4%	32.2%	37.7%	36.3%	31.4%	35.1%
Acquisition ratio	40.5%	34.3%	39.0%	41.7%	29.6%	38.7%
Underwriting ratio	79.9%	66.5%	76.7%	78.0%	61.0%	73.8%
__________________
(1)For further information relating to the Company’s underwriting and fee revenues and underwriting and fee margin, including a reconciliation to GAAP financials, see “—Non-GAAP Reconciliations.”
(2)Commission expense in this table is presented net of ceding fees and ceding commissions of $40.2 million and $13.9 million, respectively, as of the year ended 2022, and $24.2 million and $11.8 million, respectively, as of the year ended 2021.
Underwriting and fee revenues were $1,200.4 million for the year ended December 31, 2022, as compared to $932.2 million, for the year ended December 31, 2021. Total underwriting and fee revenues were up $268.2 million, or 28.8%, driven by growth in all product lines. Insurance increased $219.3 million, or 31.4%, driven by growth in commercial E&S and admitted lines. The increase in services was $48.8 million, or 20.9%, driven by growth in auto, consumer goods, and premium finance.
Underwriting and fee margin was $279.1 million for the year ended December 31, 2022, as compared to $244.5 million for the year ended December 31, 2021, representing an increase of $34.6 million, or 14.2%, driven primarily by growth in U.S and European insurance operations. Insurance grew by $31.2 million, or 20.3%, from growth in specialty admitted and E&S lines. Services increased by $3.5 million, or 3.8%, driven by growth in auto services contracts, partially offset by the deferral of revenues associated with contracts acquired by Sky Auto. This revenue deferral in 2022 for Sky Auto was partially offset by the deferral of direct marketing costs in other expenses and therefore had minimal impact on the combined ratio or income before taxes in comparing 2022 versus 2021.
Return on Average Equity
Return on average equity was 14.6% for the year ended December 31, 2022, as compared to 17.1%, for the year ended December 31, 2021, driven by the increase in revenues and consistent combined ratio, more than offset by an increase in net realized and unrealized losses in 2022 period compared to 2021, as well as higher average equity balances.
Adjusted Net Income and Adjusted Return on Average Equity - Non-GAAP
For the year ended December 31, 2022, adjusted net income and adjusted return on average equity were $83.8 million and 26.1%, respectively, as compared to $66.8 million and 22.2%, respectively, for the year ended December 31, 2021. The improvement in metrics was driven by the growth in revenues and consistent combined ratio. See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures.

Results of Operations
Year ended December 31, 2021, compared to year ended December 31, 2020

($ in thousands)	Year Ended December 31,
	2021	2020	Change	% Change
Revenues:
Earned premiums, net	$685,552	$477,991	$207,561	43.4%
Service and administrative fees	260,525	186,973	73,552	39.3%
Ceding commissions	11,784	21,101	(9,317)	(44.2)%
Net investment income	17,896	9,916	7,980	80.5%
Net realized and unrealized gains (losses)	(2,006)	(11,944)	9,938	83.2%
Other revenue	10,379	7,024	3,355	47.8%
Total revenues	984,130	691,061	293,069	42.4%
Expenses:
Net losses and loss adjustment expenses	253,473	178,248	75,225	42.2%
Member benefit claims	73,539	58,650	14,889	25.4%
Commission expense	396,683	280,210	116,473	41.6%
Operating and other expenses	155,779	120,683	35,096	29.1%
Interest expense	17,576	15,487	2,089	13.5%
Depreciation and amortization	17,223	10,835	6,388	59.0%
Total expenses	914,273	664,113	250,160	37.7%
Income before taxes	69,857	26,948	42,909	159.2%
Less: provision (benefit) for income taxes	18,438	3,725	14,713	395.0%
Net income	51,419	23,223	28,196	121.4%
Net income attributable to The Fortegra Group, Inc.	$48,755	$22,821	$25,934	113.6%
Key Performance Metrics:
Gross written premiums and premium equivalents	$1,935,974	$1,429,549	$506,425	35.4%
Net written premiums	$894,740	$543,550	$351,190	64.6%
Loss ratio	35.1%	36.2%
Acquisition ratio	38.7%	36.9%
Underwriting ratio	73.8%	73.1%
Operating expense ratio	16.5%	17.9%
Combined ratio	90.3%	91.0%
Return on average equity	17.1%	8.1%
Non-GAAP Financial Measures(1):
Adjusted net income	$66,782	$43,423	$23,359,000	53.8%
Adjusted return on average equity	22.2%	15.2%
__________________
(1)See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures. In addition, for a description of our revenue recognition policies, see Note (2) Summary of Significant Accounting Policies— Revenue Recognition.
Revenues
For the year ended December 31, 2021, total revenues increased 42.4%, to $984.1 million, as compared to $691.1 million for the year ended December 31, 2020. Earned premiums, net of $685.6 million increased $207.6 million, or 43.4%, driven by growth in commercial and personal lines, including E&S insurance offerings. Earned premiums assumed from other insurance companies were $212.6 million, or 31.0% of the total, compared to $120.9 million, or 25.3% of the total, in the prior year period. As it expands to new geographies and expands product offerings, the Company works to obtain necessary licenses and intends to write this business directly upon obtaining necessary licenses. The Company views direct written and assumed business as having similar characteristics. For both periods, earned premiums, net, did not include any significant regional geographic concentrations. Service and administrative fees of $260.5 million increased by 39.3%, driven by growth in auto and consumer goods service contract revenues. Ceding commissions of $11.8 million decreased by $9.3 million, or 44.2%, driven by lower ceding fees as less business was ceded in our U.S. insurance lines. Other revenues increased by $3.4 million, or 47.8%, driven by growth in our premium finance lines.
For the year ended December 31, 2021, net investment income of $17.9 million increased $8.0 million from 2020, driven by increased interest income from growth in fixed income securities and higher dividends on equity securities. Net realized and unrealized losses were $2.0 million, a reduction in losses of $9.9 million, driven by realized and unrealized gains on equity securities in 2021, as compared to losses on equity securities and other investments in 2020.
For the year ended December 31, 2021, 28.7% of our revenues were derived from fees that are not solely dependent upon the underwriting performance of our insurance products, resulting in more diversified and consistent earnings. For the year ended December 31, 2021, 82.8% of our fee-based revenues were generated in non-regulated service companies, with the remainder in our regulated insurance companies.
Expenses
For the year ended December 31, 2021, net losses and loss adjustment expenses were $253.5 million, member benefit claims were $73.5 million and commission expenses were $396.7 million, as compared to $178.2 million, $58.7 million and $280.2 million, respectively, for the year ended December 31, 2020. The increase in net losses and loss adjustment expenses of $75.2 million, or 42.2%, was driven by growth in U.S. insurance lines and the impact of prior year development of $2.6 million as a result of higher-than-expected claim severity from business written by a small group of producers of our personal and commercial lines of business. The impact of the prior year development increased our ratio of net losses and loss adjustment expenses to earned premiums, net by 0.4%. For both periods, net losses and loss adjustment expenses did not include any significant catastrophic losses or regional geographic concentrations of exposure. The increase in member benefit claims of $14.9 million, or 25.4%, was driven by growth in auto and consumer goods service contracts. Commission expenses increased by $116.5 million, or 41.6%, in line with growth in earned premiums, net and service and administrative fees.
For the year ended December 31, 2021, operating and other expenses were $155.8 million, as compared to $120.7 million for the year ended December 31, 2020, an increase of $35.1 million, or 29.1%, driven by the acquisition of Sky Auto and investments in human capital associated with our growth objectives in E&S and service contract lines. Included in other expenses were $2.2 million and $3.4 million for the years ended December 31, 2021 and 2020, respectively, related to non-recurring professional fees associated with preparation of the registration statement for the Fortegra initial public offering, which was withdrawn in April 2021, and investment banking and legal expenses associated with the acquisition of Smart AutoCare and Sky Auto in January 2020.
For the year ended December 31, 2021, interest expense was $17.6 million as compared to $15.5 million for the year ended December 31, 2020. The increase in interest expense of $2.1 million, or 13.5%, was driven by increased asset-based borrowings to support growth in our premium finance lines and higher usage of the revolving working capital facility and letters of credit to support net written premium growth.
For the year ended December 31, 2021, depreciation and amortization expense was $17.2 million, including $15.3 million of intangible amortization related to purchase accounting associated with the acquisitions of Sky Auto, Smart AutoCare and Fortegra. For the year ended December 31, 2020, depreciation and amortization expense was $10.8 million including $9.2 million of intangible amortization from purchase accounting related to Smart AutoCare and Fortegra.
Income Before Taxes, Income Taxes, Net Income and Net Income Attributable to The Fortegra Group, Inc.
Income before taxes, net income, and net income attributable to The Fortegra Group, Inc. were $69.9 million, $51.4 million and $48.8 million, respectively, for the year ended December 31, 2021, as compared to $26.9 million, $23.2 million and $22.8 million, respectively, for the year ended December 31, 2020. The increase in each of these measures was primarily driven by growth in commercial and personal lines, including E&S product offerings, in addition to improvements in net investment income and net realized and unrealized gains and losses.
The total income tax expense of $18.4 million for the year ended December 31, 2021, and $3.7 million for the year ended December 31, 2020 is reflected as a component of net income (loss). For the year ended December 31, 2021, the Company’s effective tax rate was equal to 26.4%, higher than the U.S. federal statutory income tax rate of 21.0%, due to changes in the valuation allowance and the impact of state taxes. For the year ended December 31, 2020, the Company’s effective tax rate was equal to 13.8%, lower than the U.S. federal statutory income tax rate of 21.0%, primarily from the impact of expected refunds arising from the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”).
Gross Written Premiums and Premium Equivalents
The below table shows gross written premiums and premium equivalents by business mix for the years ended December 31, 2021, and 2020, respectively.

($ in thousands)	Year Ended December 31,
	2021	2020
Property and short-tail	$100,462	$47,823
Contractual liability	347,776	251,421
General liability	182,336	124,340
Alternative risks	409,807	323,416
Professional liability	32,028	8,565
Europe	95,917	48,098
Commercial lines	$1,168,326	$803,663
Personal lines	432,522	367,699
Insurance	$1,600,848	$1,171,362
Auto and consumer goods warranty	285,591	222,969
Other services	49,535	35,218
Services(1)	$335,126	$258,187
Total	$1,935,974	$1,429,549
_______________
(1)Total GWPPE of $1,936.0 million and $1,429.5 million for the years ended December 31, 2021 and 2020 was composed of gross written premiums of $1,380.1 million and $1,012.8 million, respectively, plus assumed premiums of $220.7 million and $158.6 million, respectively, plus gross service and administrative fee additions of $335.1 million and $258.2 million, respectively. See Note (7) Reinsurance Recoverable and Reinsurance Premiums and Note (12) Revenue from Contracts with Customers within the respective periods for more information.
Total gross written premiums and premium equivalents for the year ended December 31, 2021, were $1.9 billion as compared to $1.4 billion in 2020. The growth of $506.4 million, or 35.4%, was driven by a combination of factors including Fortegra’s growing distribution partner network, expanding admitted and E&S insurance lines, and increasing market penetration in the service contract sector through the acquisitions of Smart AutoCare (January 2020) and Sky Auto (December 2020). Additionally, certain retail-oriented insurance distribution partners within alternative risks and personal lines were impacted by COVID-19 shutdowns in 2020, providing for a more favorable period over period comparison.
For the year ended December 31, 2021, insurance increased by $429.5 million, or 36.7%, driven by growth in specialty commercial lines, including E&S and admitted business. For the year ended December 31, 2021, services increased by $76.9 million, or 29.8%, driven by growth in vehicle service contracts and other ancillary services.
The growth in gross written premiums and premium equivalents, combined with higher retention in select products, resulted in an increase of $399.1 million, or 31.7%, in Fortegra’s unearned premiums and deferred revenue on the balance sheet. As of December 31, 2021, Fortegra’s unearned premiums and deferred revenues were $1,658.8 million, as compared to $1,259.7 million as of December 31, 2020.

Net written premiums
The below table shows net written premiums by business mix for the years ended December 31, 2021, and 2020, respectively.

($ in thousands)	Year Ended December 31,
	2021	2020
Property and short-tail	$69,770	$26,948
Contractual liability	109,345	85,086
General liability	94,617	63,557
Alternative risks	313,805	185,668
Professional liability	25,028	5,373
Europe	95,917	48,098
Commercial lines	$708,482	$414,730
Personal lines	186,258	128,820
Total	$894,740	$543,550
Net written premiums for the year ended December 31, 2021, were $894.7 million, representing an increase of $351.2 million, or 64.6%, driven primarily by growth in specialty commercial and personal lines. Additionally, certain retail-oriented distribution partners within alternative risks and personal lines were impacted by COVID-19 shutdowns in 2020, providing for a more favorable period over period comparison in 2021. Property and short-tail lines represented $69.8 million, or 7.8%, of the total net written premiums for the year ended December 31, 2021 compared to $26.9 million, or 5.0%, for the prior year period. Property and short-tail net written premiums were diversified by geographic location, exposure and risk type with substantial reinsurance protection.
Combined Ratio
The combined ratio was 90.3% for the year ended December 31, 2021, compared to 91.0% for the year ended December 31, 2020, reflecting the consistent underwriting performance and scalability of the Company’s operating platform. The underwriting ratio was 73.8%, an increase of 0.7% from the prior year, which consists of a loss ratio of 35.1%, compared to 36.2% in the prior year period, and an acquisition ratio of 38.7%, compared to 36.9% in the prior year period. The operating expense ratio was 16.5% for the year ended December 31, 2021, a decrease of 1.4% compared to the prior year period. The improvement in the combined ratio is primarily driven by the scalability of the technology and shared service platform, decreasing the expense ratio, while maintaining consistent underwriting performance. Our focus on underwriting expertise, AI driven lead generation, and technology-enhanced administration improves productivity, lowers administrative costs and results in agent relationships sustained over the long term.

Underwriting and Fee Revenues and Margin - Non-GAAP
The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the nine months ended December 31, 2021, and 2020.

	Year Ended December 31,
($ in thousands)	2021			2020
	Insurance	Services	Total	Insurance	Services	Total
Underwriting and Fee Revenues(1)	$698,214	$234,004	$932,218	$487,503	$166,440	$653,943

Net losses and loss adjustment expenses	253,468	5	253,473	178,153	95	178,248
Member benefit claims	—	73,539	73,539	—	58,650	58,650
Commission expense(2)	291,490	69,226	360,716	198,109	43,166	241,275
Underwriting and Fee Margin(1)	$153,256	$91,234	$244,490	$111,241	$64,529	$175,770

Loss ratio	36.3%	31.4%	35.1%	36.5%	35.3%	36.2%
Acquisition ratio	41.7%	29.6%	38.7%	40.6%	25.9%	36.9%
Underwriting ratio	78.0%	61.0%	73.8%	77.1%	61.2%	73.1%
__________________
(1)For further information relating to the Company’s underwriting and fee revenues and underwriting and fee margin, including a reconciliation to GAAP financials, see “—Non-GAAP Reconciliations.”
(2)Commission expense in this table is presented net of ceding fees and ceding commissions of $24.2 million and $11.8 million, respectively, as of the year ended 2021, and $17.8 million and $21.1 million, respectively, as of the year ended 2020.
Underwriting and fee revenues were $932.2 million for the year ended December 31, 2021, as compared to $653.9 million, for the year ended December 31, 2020. Total underwriting and fee revenues were up $278.3 million, or 42.6%, driven by growth in all product lines. Insurance increased $210.7 million, or 43.2%, driven by growth in commercial E&S, alternative risk and personal lines. The increase in services was $67.6 million, or 40.6%, driven by growth in auto, consumer goods, and premium finance.
Underwriting and fee margin was $244.5 million for the year ended December 31, 2021, as compared to $175.8 million for the year ended December 31, 2020, representing an increase of $68.7 million, or 39.1%, driven by growth in all product lines. Insurance grew by $42.0 million, or 37.8%, from growth in both commercial and personal admitted lines. Services increased by $26.7 million, or 41.4%, driven primarily by growth in auto and consumer goods.
Return on Average Equity
Return on average equity was 17.1% for the year ended December 31, 2021, as compared to 8.1%, for the year ended December 31, 2020, with the increase driven by growth in underwriting and fee revenues, improvement in the combined ratio and a reduction in net realized and unrealized losses from 2020 to 2021.
Adjusted Net Income and Adjusted Return on Average Equity - Non-GAAP
For the year ended December 31, 2021, adjusted net income and adjusted return on average equity were $66.8 million and 22.2%, respectively, as compared to $43.4 million and 15.2%, respectively, for the year ended December 31, 2020. The improvement in metrics was driven by the growth in revenues and improvement in the combined ratio. See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures.
Non-GAAP Reconciliations
In addition to GAAP results, management uses the non-GAAP financial measures underwriting and fee revenues and underwriting and fee margin in order to better explain to investors the underwriting performance of the Company’s programs and the respective retentions between the Company and its agents and reinsurance partners. We also use the non-GAAP financial measures adjusted net income and adjusted return on average equity as measures of operating performance and to determine incentive compensation for the Company’s executive officers.

Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and to compare specialty insurance companies. Adjusted net income, adjusted return on average equity, underwriting and fee revenues and underwriting and fee margin are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net income or any other measure derived in accordance with GAAP.
Underwriting and Fee Revenues and Underwriting and Fee Margin — Non-GAAP
In order to better explain to investors the underwriting performance of the Company’s programs and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics underwriting and fee revenues and underwriting and fee margin.
We generally manage our exposure to the underwriting risk we assume using both reinsurance (e.g., quota share and excess of loss) and sliding scale commission agreements with our partners (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigate our risk. Generally, when losses are incurred, the risk which is retained by our partners and reinsurers is reflected in a reduction in commissions paid.
Underwriting and Fee Revenues — Non-GAAP
We define underwriting and fee revenues as earned premiums, net, service and administrative fees (excluding ceding fees) and other income (excluding cash and cash equivalent interest income). We reconcile underwriting and fee revenues as total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses), ceding fees, ceding commissions and cash and cash equivalent interest income as reported in other income. Underwriting and fee revenues represents revenues generated by our underwriting and fee-based operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting and fee revenues should not be viewed as a substitute for total revenues calculated in accordance with GAAP, and other companies may define underwriting and fee revenues differently.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Total revenues	$1,159,900	$903,388
Less: Net investment income	(19,613)	(10,164)
Less: Net realized and unrealized gains (losses)	10,602	23,151
Less: Ceding fees(1)	(32,613)	(29,020)
Less: Ceding commissions	(10,761)	(9,886)
Less: Cash and cash equivalent interest income(2)	(7,827)	(737)
Underwriting and fee revenues	$1,099,688	$876,732

($ in thousands)	Year Ended December 31,
	2022	2021	2020	2019 (Unaudited)
Total revenues	$1,248,796	$984,130	$691,061	$635,085
Less: Net investment income	(12,219)	(17,896)	(9,916)	(8,667)
Less: Net realized and unrealized gains (losses)	20,347	2,006	11,944	(6,896)
Less: Ceding fees(1)	(40,154)	(24,183)	(17,834)	(14,331)
Less: Ceding commissions	(13,880)	(11,784)	(21,101)	(9,608)
Less: Cash and cash equivalent interest income(2)	(2,505)	(55)	(211)	(1,123)
Underwriting and fee revenues	$1,200,385	$932,218	$653,943	$594,460
__________________
(1)Ceding fees were included in service and administrative fees on the statement of operations.
(2)Cash and cash equivalent interests income were included in other revenue on the statement of operations.

Underwriting and Fee Margin — Non-GAAP
We define underwriting and fee margin as income before taxes, excluding net investment income, net realized gains (losses), net unrealized gains (losses), cash and cash equivalent interest income, employee compensation and benefits, other expenses, interest expense and depreciation and amortization. Underwriting and fee margin represents the underwriting performance of our underwriting and fee-based programs. As such, underwriting and fee margin excludes general administrative expenses, interest expense, depreciation and amortization and other corporate expenses as those expenses support the vertically integrated business model and not any individual component of our business mix. We use this metric as we believe it gives our management and other users of our financial information useful insight into the specific performance of our underlying underwriting and fee programs. Underwriting and fee income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define underwriting and fee margin differently.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Income before taxes	$85,584	$39,057
Less: Net investment income	(19,613)	(10,164)
Less: Net realized gains (losses) and unrealized gains (losses)	10,602	23,151
Less: Cash and cash equivalent interest income(1)	(7,827)	(737)
Plus: Depreciation and amortization	15,955	13,697
Plus: Interest expense	18,921	15,166
Plus: Employee compensation and benefits	83,292	64,159
Plus: Other expenses	69,880	58,521
Underwriting and fee margin	$256,794	$202,850

($ in thousands)	Year Ended December 31,
	2022	2021	2020	2019 (Unaudited)
Income before taxes	$68,150	$69,857	$26,948	$37,030
Less: Net investment income	(12,219)	(17,896)	(9,916)	(8,667)
Less: Net realized gains (losses) and unrealized gains (losses)	20,347	2,006	11,944	(6,896)
Less: Cash and cash equivalent interest income(1)	(2,505)	(55)	(211)	(1,123)
Plus: Depreciation and amortization	18,551	17,223	10,835	9,105
Plus: Interest expense	20,054	17,576	15,487	14,766
Plus: Employee compensation and benefits	87,918	76,552	65,089	49,789
Plus: Other expenses	78,832	79,227	55,594	50,657
Underwriting and fee margin	$279,128	$244,490	$175,770	$144,661
__________________
(1)Cash and cash equivalent interests income were included in other revenue on the statement of operations.
Adjusted Net Income — Non-GAAP
We define adjusted net income as income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting. The calculation of adjusted net income excludes net realized and unrealized gains (losses) that relate to investments or assets rather than business operations. We use adjusted net income as an internal operating performance measure and to determine incentive compensation for our executive officers. We believe adjusted net income provides useful supplemental information to investors as it is frequently used by the financial community to analyze financial performance between periods and for comparison among companies. Adjusted net income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define adjusted net income differently.

We present adjustments for amortization associated with acquired intangible assets. The intangible assets were recorded as part of purchase accounting in connection with Tiptree’s acquisition of FFC in 2014, Defend in 2019, Smart AutoCare and Sky Auto in 2020, ITC in 2021, and Premia in 2022. The intangible assets acquired contribute to overall revenue generation, and the respective purchase accounting adjustments will continue to occur in future periods until such intangible assets are fully amortized in accordance with the respective amortization periods required by GAAP.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Income before taxes	$85,584	$39,057
Less: Income tax (benefit) expense	(22,936)	(11,099)
Less: Net realized and unrealized gains (losses)(1)	10,602	23,151
Plus: Intangibles amortization(2)	12,667	12,146
Plus: Stock-based compensation expense	1,238	2,376
Plus: Non-recurring expenses(3)	2,476	1,561
Plus: Non-cash fair value adjustments(4)	(2,611)	—
Less: Tax on adjustments(5)	(3,919)	(7,299)
Adjusted net income	$83,101	$59,893

($ in thousands)	Year Ended December 31,
	2022	2021	2020	2019 (Unaudited)
Income before taxes	$68,150	$69,857	$26,948	$37,030
Less: Income tax (benefit) expense	(21,251)	(18,438)	(3,725)	(8,455)
Less: Net realized and unrealized gains (losses)(1)	20,347	(3,732)	13,804	(6,896)
Plus: Intangibles amortization(2)	16,229	15,329	9,213	7,510
Plus: Stock-based compensation expense	2,423	2,006	2,287	2,891
Plus: Non-recurring expenses(3)	3,374	2,158	3,418	1,975
Plus: Non-cash fair value adjustments(4)	(939)	—	—	—
Less: Tax on adjustments(5)	(4,501)	(398)	(8,522)	(1,249)
Adjusted net income	$83,832	$66,782	$43,423	$32,806
_______________
(1)For the year ended December 31, 2021, excludes $5,738 of net realized loss resulting from the impact of a special dividend on certain investment securities. For the year ended December 31, 2020, includes $1,860 of incentive fees paid with respect to specific unrealized and realized gains which are added-back to adjusted net income.
(2)Specifically associated with acquisition purchase accounting. See Note (8) Goodwill and Intangible Assets, net.
(3)For the nine months ended September 30, 2023 and 2022, included in other expenses were expenses related to banker and legal fees for the acquisition of Premia and ITC. For the years ended December 31, 2022, 2021, 2020 and 2019 included in other expenses were expenses related to banker and legal fees for the acquisitions of Premia, ITC, Sky Auto and Smart AutoCare, in addition to professional fees associated with preparation of the registration statement for the Fortegra initial public offering, which was withdrawn in 2021.
(4)For the nine months ended September 30, 2023, and the year ended December 31, 2022, non-cash fair-value adjustments represent a decrease in fair value of the Fortegra Additional Warrant liability which are added-back to adjusted net income.
(5)Tax on adjustments represents the tax applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts.
Adjusted Return on Average Equity — Non-GAAP
We define adjusted return on average equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholders’ equity during the period. See “—Adjusted Net Income—Non GAAP” above. We use adjusted return on average equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on average equity should not be viewed as a substitute for return on average equity calculated in accordance with GAAP, and other companies may define adjusted return on average equity differently.

($ in thousands)	Nine Months Ended September 30,
	2023	2022
Adjusted net income(1)	$83,101	$59,893
Average member’s / stockholders’ equity	$365,375	$309,042
Adjusted return on average equity	30.3%	25.8%

($ in thousands)	Year Ended December 31,
	2022	2021	2020	2019 (Unaudited)
Adjusted net income(1)	$83,832	$66,782	$43,423	$32,806
Average member’s / stockholders’ equity	$321,320	$300,820	$285,760	$266,397
Adjusted return on average equity	26.1%	22.2%	15.2%	12.3%
______________
(1)See “—Adjusted Net Income—Non GAAP” above.
Liquidity and Capital Resources
Sources and Uses of Funds
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments and contractual obligations. We are a holding company with operations conducted by our subsidiaries. We historically have derived our liquidity from our invested assets, cash flow from operations of our non-regulated entities, ordinary and extraordinary dividend capacity from our insurance companies and our credit facilities. Within our insurance subsidiaries, we seek to maintain capital that exceeds required capital levels, as prescribed by applicable regulators. We monitor our capital adequacy on a regular basis and seek to adjust our capital base (up or down) according to the needs of our business. We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage our investment portfolio based on the duration of our policy liabilities and unpaid claims to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate policy liabilities and unpaid claims or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Similar risks apply to assets we monitor that are held in off balance sheet trust accounts for the benefit of the Company as collateral for third-party obligor service contracts we insure.
Our primary cash requirements include the payment of our claims, operating expenses, preferred dividends, interest and principal payments on our debt along with capital expenditures. We may also incur unexpected costs and operating expenses related to any unforeseen disruptions to our facilities and equipment, the loss of key personnel or changes in the credit markets and interest rates, which could increase our immediate cash requirements or otherwise impact our liquidity. Cash flows from non-regulated entities as well as dividends from our statutory companies are the principal sources of cash to meet these obligations.
Our primary sources of liquidity are our invested assets, cash and cash equivalents and availability under our revolving credit facilities. As of September 30, 2023, our investments were $796.0 million, as compared to $765.4 million as of December 31, 2022. As of September 30, 2023, we had cash and cash equivalents of $443.2 million as compared to $388.4 million as of December 31, 2022. As of September 30, 2023, we had approximately $146.5 million of availability under our revolving credit facility, as compared to $95.0 million as of December 31, 2022, in each case subject to certain leverage ratios, among other requirements. Our total corporate debt, which includes our revolving line of credit, Notes, and Preferred Trust Securities, but excludes our debt associated with asset-based lending, was $206.0 million as of September 30, 2023, as compared to $160.0 million as of December 31, 2022. For additional information on our existing indebtedness, including borrowing capacity, see the description of our debt below and “Note (9). Debt, Net.”
There were no dividends paid to the Company by its U.S. domiciled insurance company subsidiaries for the nine months ended September 30, 2023, and the years ended December 31, 2022, and 2021. As of December 31,

2022, and 2021, the amount available for ordinary dividends from the Company’s insurance company subsidiaries was $35.1 million and $18.5 million, respectively, in each case, subject to certain leverage ratios.
We believe that our cash flow from operations will provide us with sufficient capital to continue to grow our business and fund interest on the outstanding debt, capital expenditures and other general corporate needs over the next several years. As we continue to expand our business, including by any acquisitions we may make, we may, in the future, require additional working capital for increased costs.
Cash Flows
Our primary sources of cash flow are gross written premiums and premium equivalents, investment income, reinsurance recoveries, sales and redemptions of investments and proceeds from offerings of debt securities. We use our cash flows primarily to pay operating expenses, losses and loss adjustment expenses, member benefit claims and income taxes.
Our cash flows from operations may differ substantially from our net income due to non-cash expenses or due to changes in balance sheet accounts, particularly the growth in unearned premiums and deferred revenues. The timing of our cash flows from operating activities can also vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period.
We generated positive cash flows from operations in the nine months ended September 30, 2023 and 2022, and the years ended December 31, 2022, 2021 and 2020, and management believes that cash receipts from premiums and equivalents, proceeds from investment sales and redemptions, investment income and reinsurance receivables, if necessary, are sufficient to cover cash outflows in the foreseeable future.

($ in thousands)	Nine months ended September 30,
	2023	2022
Cash and cash equivalents provided by (used in):
Operating activities	$107,991	$230,995
Investing activities	(80,320)	(49,343)
Financing activities	38,033	61,795
Effect of exchange rate changes on cash	(1,935)	(6,833)
Change in cash, cash equivalents and restricted cash	$63,769	$236,614
Cash provided by operating activities in the nine months ended September 30, 2023 and 2022 was due primarily to the timing of premium receipts, claim payments and reinsurance activity. Cash flows from operations were used primarily to fund investing activities.
For the nine months ended September 30, 2023 and 2022, net cash used in investing activities was $80.3 million and $49.3 million, respectively, primarily driven by purchases of investments outpacing proceeds from sales of investments, the issuance of notes receivable outpacing proceeds. Cash used in investing activities was funded by cash provided by operating activities.
For the nine months ended September 30, 2023, net cash provided by financing activities was $38.0 million, compared to net cash provided by financing activities of $61.8 million for the nine months ended September 30, 2022. In the 2023 period, net cash provided by financing activities was primarily driven by borrowings on the corporate revolver exceeding principal repayments. For the nine months ended September 30, 2022, net cash provided by financing activities was primarily driven by the capital contribution from the WP Transaction, partially offset by principal repayments on borrowings exceeding proceeds and distributions on preferred stock.

($ in thousands)	Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents provided by (used in):
Operating activities	$298,270	$297,431	$169,688
Investing activities	(109,858)	(284,695)	(108,919)
Financing activities	60,687	(19,107)	(26,143)
Effect of exchange rate changes on cash	(1,828)	—	—
Change in cash, cash equivalents and restricted cash	$247,271	$(6,371)	$34,626
Cash provided by operating activities for the years ended December 31, 2022, 2021 and 2020, was due primarily to growth in insurance premiums written resulting in increases in unearned premiums, policy liabilities and unpaid claims and deferred revenues, which were partially offset by increases in deferred acquisition costs and reinsurance receivables. Cash flows from operations were used primarily to fund investing activities.
For the years ended December 31, 2022, 2021 and 2020, net cash used in investing activities was primarily driven by purchases of investments outpacing proceeds from sales of investments, the issuance of notes receivable outpacing proceeds, purchases of fixed assets, and in 2022, the acquisition of ITC.
For the year ended December 31, 2022, net cash provided by financing activities was primarily driven by the capital contribution from the WP Transaction, partially offset by principal repayments on borrowings exceeding proceeds and distributions on preferred stock. For the year ended December 31, 2021, net cash used in financing activities was primarily driven by net distributions to Tiptree and non-controlling interests, partially offset by proceeds from borrowings exceeding principal repayments. For the year ended December 31, 2020, net cash used in financing activities was primarily driven by principal repayments on borrowings exceeding proceeds and net distributions to Tiptree and non-controlling interests.
We do not have any current plans for material capital expenditures other than current operating requirements. We believe that we will generate sufficient cash flows from operations to satisfy our liquidity requirements for at least the next 12 months and beyond.
Corporate Debt
Secured Revolving Credit Agreements
As of December 31, 2022, no amount, and as of December 31, 2021, a total of $2.2 million, respectively, was outstanding under the Company’s revolving line of credit. The maximum borrowing capacity under the agreements as of December 31, 2022, was $200.0 million.
On October 21, 2022, the Company and FFC, a subsidiary of the Company, entered into a Second Amended and Restated Credit Agreement by and among the Company, FFC and its subsidiary, LOTS Intermediate Co., as borrowers, the lenders from time to time party thereto, certain of FFC’s subsidiaries, as guarantors, and Fifth Third Bank, National Association, as the administrative agent and issuing lender (the “Fortegra Credit Agreement”). The Fortegra Credit Agreement provides for a $200.0 million revolving credit facility, all of which is available for the issuance of letters of credit, with a sub-limit of $25.0 million for swing loans and matures on October 1, 2027.
Junior Subordinated Notes
On October 12, 2017, FFC issued $125.0 million of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057 (the “Notes”). Substantially all of the net proceeds were used to repay the then existing secured credit agreement, which was terminated thereafter. The Notes are unsecured obligations of the subsidiary and rank in right of payment and upon liquidation, junior to all of the subsidiary’s current and future senior indebtedness. The Notes are not the obligations of or guaranteed by any subsidiaries of the subsidiary. So long as no event of default has occurred and is continuing, all or part of the interest payments on the Notes can be deferred on one or more occasions for up to five consecutive years per deferral period. This credit agreement contains customary financial covenants that require, among other items, maximum leverage and limitations on restricted payments under certain circumstances.
Preferred Trust Securities
A subsidiary has $35.0 million of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of LIBOR plus 4.10%. The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.
Asset Based Debt
Asset Based Revolving Financing
On October 16, 2020, subsidiaries of the Company entered into a three-year $75.0 million secured credit agreement, which replaced the individual agreements in its premium finance and warranty service contract finance businesses. The borrowers can select from various borrowing and rate options under the agreement, as well as have the option to convert certain borrowings to term loans, if no default or event of default exists. The agreement extends up to $20.0 million for the Company’s premium finance business and up to $55.0 million for its warranty service contract finance business and is secured by substantially all of the assets of the borrowers thereunder. The obligations under the agreement are non-recourse to The Fortegra Group and its subsidiaries (other than the borrowers and their subsidiaries). As of December 31, 2022, a total of $60.6 million was outstanding under the borrowing.
On October 6, 2023, subsidiaries of the Company, entered into a three-year $125.0 million secured credit agreement (“the “New Credit Agreement”) with the lenders from time-to-time party thereto and Fifth Third Bank, National Association, as the administrative agent. The New Credit Agreement amends and restates the Credit Agreement dated October 16, 2020, and among other things, extends the maturity date of the revolving credit facility from October 2023 to October 2026 and increases the total revolving credit commitments from $100.0 million to $125.0 million.
Debt Covenants
As of September 30, 2023, and December 31, 2022, the Company was in compliance with the representations and covenants for its outstanding debt.
Contractual Obligations
The tables below summarize consolidated contractual obligations by period for payments that are due as of September 30, 2023 and December 31. 2022. Actual payments will likely vary from estimates reflected in the table. See Note (9) Debt, net in the accompanying consolidated financial statements for additional information.

($ in thousands)	As of September 30, 2023
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Corporate debt, including interest(1)	$14,045	$28,089	$189,349	$64,778	$296,261
Asset based debt	65,538	—	—	—	65,538
Total debt	$79,583	$28,089	$189,349	$64,778	$361,799
Operating lease obligations(2)	3,331	6,997	6,691	11,323	28,342
Total	$82,914	$35,086	$196,040	$76,101	$390,141

($ in thousands)	As of December 31, 2022
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Corporate debt, including interest(1)	$13,729	$27,458	$150,688	$64,360	$256,235
Asset based debt	60,628	—	—	—	60,628
Total debt	$74,357	$27,458	$150,688	$64,360	$316,863
Operating lease obligations(2)	2,890	5,969	6,053	12,169	27,081
Total	$77,247	$33,427	$156,741	$76,529	$343,944
__________________
(1)Estimated interest obligation calculated for corporate debt as the outstanding borrowing balance is fixed. The junior subordinated notes have an option to redeem 10 years from the issue date.
(2)Minimum rental obligation for office leases. The total rent expense for the nine months ended September 30, 2023, and the year ended December 31, 2022, was $2.6 million and $3.4 million, respectively.
Financial Condition
Member’s Equity / Stockholders’ Equity
As of September 30, 2023, stockholders’ equity was $392.0 million. As of December 31, 2022, and 2021, total stockholders’ and member’s equity was $338.7 million and $273.9 million, respectively. The increase was primarily due to net income earned during the respective periods in addition to capital contributed by the WP Transaction in 2022, partially offset by other comprehensive losses on available for sale securities, at fair value in 2022.
Warburg made an investment of $200 million in the Company on June 21, 2022 which we refer to as the WP Transaction. The purpose of the WP Transaction was to provide additional capital to support Fortegra’s growth opportunities, repay indebtedness and for general corporate purposes. In connection with the WP Transaction:
•Fortegra converted from a limited liability company to a Delaware corporation;
•Tiptree contributed stock and assets to Fortegra, and Fortegra assumed certain liabilities in exchange for 48,609,600 shares of common stock and 1,712,511 additional warrants;
•Management equity holders of a subsidiary of Fortegra contributed their equity in exchange for common stock of Fortegra, which was repaid and extinguished;
•Fortegra assumed substantially all of the outstanding debt under a credit agreement with Fortress Credit Corp. (the “Fortress Credit Agreement”);
•Fortegra issued and sold to Warburg, 10,666,667 shares of common stock, 3,520,000 warrants, 5,333,333 shares of preferred stock and 1,712,511 additional warrants, for an aggregate purchase price of $200 million, a portion of which was used in repaying all of the outstanding debt under the Fortress Credit Agreement; and
•Directors of Fortegra purchased 111,110 shares of our common stock for $1.25 million in the aggregate.
The WP Transaction resulted in an increase of $71.8 million to total stockholders’ equity including the issuance of common and preferred stock (net of fees) of $112.4 million and $77.8 million, respectively, partially offset by the contribution and repayment of debt from Tiptree of $109.4 million and non-controlling interest exchange of $9.0 million. The WP Transaction caused a deconsolidation for federal income tax purposes as Tiptree’s ownership in Fortegra dropped below the required 80% ownership to file a consolidated income tax return under Code Section 1504 and the Regulations thereunder. See Note (16) Member’s/Stockholders’ Equity for additional information.
Investment Portfolio
Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration.
Our cash and invested assets consist of cash and cash equivalents, fixed maturity securities and equity securities. As of September 30, 2023, the majority of our investments, or $669.6 million, was comprised of fixed maturity securities that are classified as available for sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Also included in our investments were $25.0 million of equity securities, $13.9 million of loans, at fair value, $1.3 million of exchange traded fixed income funds, at fair value, and $86.3 million of other investments. In addition, we maintained a non-restricted cash and cash equivalent balance of $443.2 million as of September 30, 2023. Our fixed maturity securities totaled $1,127.3 million and included cash and cash equivalents, available for sale securities, at fair value and investment grade securities classified in other investments. Our fixed maturity securities had a weighted-average effective duration of 2.4 years, an average S&P rating of AA, and a book yield of 3.2%. Fixed maturity securities represented 91.0% of total investments and cash and cash equivalents.
As of December 31, 2022, the majority of our investments, or $612.0 million, was comprised of fixed maturity securities that are classified as available for sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Also included in our investments were $16.7 million of equity securities, $14.3 million of loans, at fair value, $56.3 million of exchange traded funds, at fair value, and $66.2 million of other investments, net. In addition, we maintained a non-restricted cash and cash equivalent balance of $388.4 million as of December 31, 2022. Our fixed maturity securities totaled $1,056.6 million and included cash and cash equivalents, available for sale securities, at fair value, exchange traded funds and investment grade securities classified in other investments. Our fixed maturity securities had a weighted-average effective duration of 2.3 years, an average S&P rating of AA, and a book yield of 2.7% as of December 31, 2022. Fixed maturity securities represented 92.0% of total investments and cash and cash equivalents.
As of September 30, 2023 and December 31, 2022, and 2021 the amortized cost and fair value on available for sale securities were as follows.

($ in thousands)	As of September 30, 2023
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$456,930	$416,285	62.2%
Obligations of state and political subdivisions	49,889	45,108	6.7%
Corporate securities	191,425	177,795	26.6%
Asset-backed securities	32,054	28,208	4.2%
Certificate of deposits	563	563	0.1%
Obligations of foreign governments	1,806	1,607	0.2%
Total available for sale investments	$732,667	$669,566	100.0%

($ in thousands)	As of December 31, 2022			As of December 31, 2021
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$417,278	$382,060	62.4%	$352,288	$351,178	60.8%
Obligations of state and political subdivisions	54,390	49,454	8.1%	57,923	58,660	10.2%
Corporate securities	176,187	161,999	26.5%	145,997	144,877	25.1%
Asset-backed securities	19,596	15,349	2.5%	19,511	17,447	3.0%
Certificate of deposits	756	756	0.1%	2,696	2,696	0.5%
Obligations of foreign governments	2,629	2,362	0.4%	2,649	2,590	0.4%
Total available for sale investments	$670,836	$611,980	100.0%	$581,064	$577,448	100.0%

The following tables provide the credit quality of available for sale investments as of September 30, 2023, and December 31, 2022, and 2021:

($ in thousands)	As of September 30, 2023
Rating:	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$16,567	$15,219	2.3%
AA	537,750	490,015	73.2%
A	148,595	136,037	20.3%
BBB	25,185	24,489	3.7%
BB	3,209	2,892	0.4%
B or unrated	1,361	914	0.1%
Total available for sale investments	$732,667	$669,566	100.0%

($ in thousands)	As of December 31, 2022			As of December 31, 2021
Rating:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$20,940	$19,442	3.2%	$22,579	$22,592	3.9%
AA	479,898	439,627	71.8%	400,040	399,270	69.1%
A	164,216	150,295	24.6%	150,990	150,017	26.0%
BBB	406	386	0.1%	542	558	0.1%
BB	1,201	941	0.2%	—	—	—%
B or unrated	4,175	1,289	0.2%	6,913	5,011	0.9%
Total available for sale investments	$670,836	$611,980	100.0%	$581,064	$577,448	100.0%
The amortized cost and fair value of our available for sale investments in fixed maturity securities summarized by contractual maturity as of September 30, 2023, and December 31, 2022, and 2021 are displayed in the tables below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

($ in thousands)	As of September 30, 2023
	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$212,563	$210,740	31.5%
Due after one year through five years	239,551	220,569	32.9%
Due after five years through ten years	38,350	34,686	5.2%
Due after ten years	210,149	175,363	26.2%
Asset-backed securities	32,054	28,208	4.2%
Total available for sale investments	$732,667	$669,566	100.0%

($ in thousands)	As of December 31, 2022			As of December 31, 2021
	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$52,265	$51,315	8.4%	$41,033	$41,150	7.1%
Due after one year through five years	300,767	280,965	45.9%	269,487	268,537	46.5%
Due after five years through ten years	54,419	49,465	8.1%	52,561	52,000	9.0%
Due after ten years	243,789	214,887	35.1%	198,472	198,314	34.4%
Asset-backed securities	19,596	15,348	2.5%	19,511	17,447	3.0%
Total available for sale investments	$670,836	$611,980	100.0%	$581,064	$577,448	100.0%

Critical Accounting Policies and Estimates
The Company’s significant accounting policies are described in Note (2) Summary of Significant Accounting Policies. As disclosed in Note (2), the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.
The Company believes that the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective, and complex judgments.
Impairment
Goodwill and Intangible Assets, net
The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. As of September 30, 2023, December 31, 2022, and December 31, 2021, we had one reporting unit for goodwill impairment testing, of which the fair value substantially exceeded carrying value as of that date. See Note (8) Goodwill and Intangible Assets, net.
Reserves
Unpaid claims are reserve estimates that include an amount determined from individual case estimates and loss reports, and an amount, based on past experience, for losses incurred but not reported (“IBNR”) that are established in accordance with GAAP using generally accepted actuarial methods. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premiums, target loss ratios, in-force amounts, unearned premium reserves, industry recognized morbidity tables or a combination of these factors.
In arriving at the IBNR reserves, the Company conducts an actuarial analysis on a basis gross of reinsurance. The same estimates used as a basis in calculating the gross IBNR reserves are then used as the basis for calculating the net IBNR reserves, which take into account the impact of reinsurance. Anticipated future loss development patterns form a key assumption underlying these analyses. Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. From the anticipated loss development patterns, a variety of actuarial loss projection techniques are employed, such as the chain ladder method, the Bornhuetter-Ferguson method and expected loss ratio method.
The unpaid claims reserves represent the Company’s best estimates, generally involving actuarial projections at a given time. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.
During the year ended December 31, 2022, the Company experienced favorable prior year development of $0.9 million, primarily as a result of lower-than-expected claim severity in its commercial lines of business. During the year ended December 31, 2021, the Company experienced unfavorable prior year development of $2.6 million, primarily as a result of higher-than-expected claim severity from business written by a small group of producers of our personal and commercial lines of business. During the year ended December 31, 2020, the Company experienced an increase in prior year development of $5.4 million, primarily as a result of higher-than-expected claim frequency from business written by a small group of producers of our personal and commercial lines of business. The underlying cause of this development was the result of a subset of risk where the loss ratio pegs used in our year end actuarial determination was low given the ultimate frequency that emerged. The non-standard programs which contributed to the prior year development in 2020 experienced loss emergence in excess of levels contemplated when originally pricing the products. The Company responded to this emergence by filing for increased rates for the one underperforming active program and non-renewing all business for the two programs in run- off.
Management considers the prior year’s development for each of the two years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. For the year ended December 31, 2022, net losses and loss adjustment expenses were $361.6 million, which resulted in a loss ratio of 37.7%. Without the $0.9 million of favorable prior year development, the loss ratio for 2022 would have been approximately 0.1% higher. For comparison, the 2021 and 2020 loss ratios were 35.1% and 36.2%, respectively. In general, the Company’s loss ratio results have been predictable and consistent over time. Actuarial estimates are subject to estimation variability, and while management uses its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The variability in these estimates can, and have in the past, been significant to pretax income.
We analyze our development on a quarterly basis, and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings.
Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the development.
While management has used its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The determination of best estimate is affected by many factors, including but not limited to:
•the quality and applicability of historical data,
•current and future economic conditions,
•trends in loss frequencies and severities for various causes of loss,
•changes in claims reporting patterns,
•claims settlement patterns and timing,
•regulatory, legislative and judicial decisions,
•morbidity patterns, and
•the attitudes of claimants towards settlements.
The adequacy of our unpaid claims reserves will be impacted by future trends that impact these factors. Two key measures of loss activity are loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls, changes in economic activity and weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves required will be different than management’s estimate. The effect of higher and lower levels of loss frequency and severity on our ultimate costs for claims occurring in 2022 would be as follows:

Accident Year 2022 Sensitivity Testing Change in Loss & Frequency & Severity on Ultimate Loss Costs
($ in thousands)
Scenario	Ultimate Costs	Change
5% higher	$379,535	$18,073
3% higher	$372,306	$10,844
1% higher	$365,077	$3,615
Base Scenario	$361,462	$—
1% lower	$357,847	$(3,615)
3% lower	$350,618	$(10,844)
5% lower	$343,389	$(18,073)
Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.
Deferred Acquisition Costs
The Company defers certain costs of acquiring new and renewal insurance policies, and other products as follows:
Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company’s insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.
Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, which resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.
The Company evaluates whether all deferred acquisition costs are recoverable at year-end and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company’s evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2022, and 2021, respectively.
Amortization of deferred acquisition costs was $479.1 million and $375.1 million for the years ended December 31, 2022, and 2021.
Revenue Recognition
The Company earns revenues from a variety of sources:
Earned Premiums, net
Net earned premiums is from direct and assumed earned premiums consisting of revenue generated from the direct sale of insurance policies by the Company’s distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include pro rata, Rule of 78’s, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company’s reinsurers, including PORCs, earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.
Service and Administrative Fees
The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned. Revenues from contracts with customers were $270.1 million and $223.0 million for the years ended December 31, 2022, and December 31, 2021, respectively, and include warranty service contracts, motor clubs and other service and administrative fees. See Note (12) Revenue From Contracts with Customers for more detailed disclosure regarding these revenues.
Service fee revenue is recognized as the services are performed. Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation programs, motor club programs and warranty programs. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78’s, modified Rule of 78’s, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. In addition, we also record on an earned basis a ceding fee paid by our reinsurers on ceded insurance premiums. This fee reimburses us for administrative, underwriting, and acquisition expenses. These fees are earned primarily pro-rata over the remaining term of the policy.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting guidance requires these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.
The Company establishes valuation allowances for deferred tax assets when, in its judgment, it concludes that it is more likely than not that the deferred tax assets will not be realized. These judgments are based on projections of future income, including tax-planning strategies, by individual tax jurisdictions. Changes in economic conditions and the competitive environment may impact the accuracy of the Company’s projections. On a quarterly basis, the Company assesses the likelihood that its deferred tax assets will be realized and determines if adjustments to the Company’s valuation allowances are appropriate.
Recently Issued Accounting Standards
For a discussion of recently issued accounting standards see Note (2) Summary of Significant Accounting Policies, in the accompanying consolidated financial statements.
Quantitative and Qualitative Disclosure about Market Risks
Interest Rate Risk
We are exposed to interest rate risk related to certain borrowings. These risks result primarily from changes in SOFR rates and the spread over SOFR rates related to the credit risks of our businesses. For fixed rate debt, interest rate fluctuations generally affect the fair value of our liabilities, but do not impact our earnings. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until such obligations mature or until we elect to prepay and refinance such obligations. If interest rates have risen at the time our fixed rate debt matures or is refinanced, our future earnings could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of maturity or refinancing may lower our overall interest expense. As of September 30, 2023, and December 31, 2022, the Company had $125 million of general purpose fixed rate debt outstanding maturing in 2057.
For general purpose floating rate debt, interest rate fluctuations primarily affect interest expense and cash flows. If market interest rates rise, our earnings could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our interest expense and improve our earnings, except to the extent that our borrowings are subject to interest rate floors. The floating interest rate risk of asset-based financing is generally offset as the financing and the purchased financial asset are generally subject to the same interest rate risk. As of September 30, 2023, the Company had $81.0 million of floating rate corporate debt with a weighted average rate of 7.8%. As of December 31, 2022, the Company had $35.0 million of floating rate corporate debt with a weighted average rate of 5.7% compared to $37.2 million of floating rate corporate debt as of December 31, 2021, with a weighted average rate of 4.3%.
Our consolidated results include investments in bonds, loans or other interest-bearing instruments. The fair values of such investments fluctuate in response to changes in market interest rates. Increases and decreases in interest rates generally translate into decreases and increases in fair values of these instruments. Some of these investments bear a floating rate of interest which subjects the Company to cash flow risk based upon changes in the underlying interest rate index. As noted above in the discussion of risks related to floating rate borrowings, the Company mitigates a significant amount of our floating rate risk by matching the funding of such investments with borrowings based upon the same interest rate index. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.
As of September 30, 2023, we had $770.9 million invested in interest bearing instruments, which represented 62% of the total investment portfolio (including cash and cash equivalents). The estimated effects of a hypothetical increase in interest rates of 100 basis points (“bps”) would result in a decrease in the fair value of the portfolio by $23.7 million. As of December 31, 2022, and 2021, we had $706.4 million and $658.8 million, respectively, invested in interest bearing instruments, which represented 61% and 72% of the total investment portfolio (including cash and cash equivalents). The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease in the fair value of the portfolio by $24.8 million and $20.0 million for the respective years.
Credit Risk
Our business has exposure to credit risk in the form of available for sale securities, investments in loans, and other investments as follows:

($ in thousands)	As of
	September 30, 2023	December 31, 2022	December 31, 2021
Available for sale securities, at fair value(1)
Obligations of state and political subdivisions	$45,108	$49,454	$58,660
Corporate securities	177,795	161,999	144,877
Asset backed securities	28,208	15,349	17,447
Certificates of deposit	563	756	2,696
Obligations of foreign governments	1,607	2,362	2,590
Loans, at fair value	13,888	14,312	7,099
Other investments	86,290	66,163	79,975
Total	$353,459	$310,395	$313,344
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(1)The Company also holds investments in U.S. Treasury securities and obligations of U.S. government authorities and agencies of $416.3 million, $382.1 million and $351.2 million as of September 30, 2023, December 31, 2022 and 2021, respectively. These investments do not represent a credit risk and are excluded.

Credit risk within the Company’s investments represents the exposure to the adverse changes in the creditworthiness of individual investment holdings, issuers, groups of issuers, industries, and countries. As of September 30, 2023 and December 31, 2022 and 2021, 75%, 76% and 72%, respectively, of the investments subject to credit risk had investment grade ratings. A widening of credit spreads by 100 bps for the investments subject to credit risk would result in a decrease of $6.6 million, $5.8 million and $6.3 million to the fair value of the portfolio as of September 30, 2023, December 31, 2022 and 2021, respectively. See Note (4) Investments to the consolidated financial statements for more information regarding our investments in loans by type.
Market Risk
Our insurance business is primarily exposed to market risk in the form of exchange-traded funds (“ETFs”) and common and preferred equity securities as follows:

($ in thousands)	As of
	September 30, 2023	December 31, 2022	December 31, 2021
Exchange traded and mutual funds	$1,291	$56,256	$58,079
Common and preferred equity securities	25,000	16,736	51,605
Total	$26,291	$72,992	$109,684
A 10% increase or decrease in the fair value of investments subject to market risk would result in $2.6 million, $7.3 million and $11.0 million of unrealized gains and losses as of September 30, 2023, December 31, 2022, and 2021, respectively.
Foreign Currency Exchange Rate Risk
We have foreign currency exchange rate risk associated with certain assets and liabilities related to our foreign operations. As of September 30, 2023, December 31, 2022, and 2021, 99%, 93% and 93% of our investments were denominated in United States (U.S.) Dollars. At September 30, 2023, December 31, 2022 and 2021, 92%, 93% and 93%, respectively, of our combined unearned premiums and deferred revenue were denominated in U.S. Dollars. At that date, the largest foreign currency denominated balance was a fixed income exchange traded fund in British Pound Sterling reported within investments.
Counterparty Risk
Our business has exposure to counterparty risk primarily in the form of reinsurance receivables, prepaid reinsurance premiums, retrospective commission arrangements, and notes receivable associated with our premium finance offerings.
Total reinsurance receivables and prepaid reinsurance premiums were $1,176.1 million and $880.8 million as of December 31, 2022, and 2021, respectively. Of those amounts, $603.4 million and $533.6 million, respectively, related to contracts with third-party captives in which we hold collateral or receive letters of credit in excess of the reinsurance receivables. The remainder is held with high quality reinsurers, substantially all of which have a rating of A or better by A.M. Best. As of December 31, 2022, the non-affiliated reinsurers from whom our insurance business has the largest reinsurance receivable balances represented $189.2 million, or 16.1% of the total, respectively, and included: Allianz Global Corporate & Specialty SE (A.M. Best Rating: A+ rated), Canada Life Assurance Company (A.M. Best Rating: A+ rated), and Canada Life International Reinsurance (Bermuda) Corporation (A.M. Best Rating: A+ rated). A majority of the related receivables from these reinsurers are collateralized by assets on hand and letters of credit; receivable balances from authorized reinsurers do not require collateral. Allianz Global Corporate & Specialty SE and Canada Life Assurance Company are authorized reinsurers in the states in which Fortegra’s U.S. based insurance entities are domiciled. The Company monitors authorization status and A.M. Best ratings of its reinsurers periodically. As of September 30, 2023, and December 31, 2022, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

($ in thousands)	As of
	December 31, 2022	December 31, 2021
Third-party captives
Reinsurance receivables and prepaid reinsurance premiums	$603,428	$533,645
Collateral	$700,086	$698,753
% Collateralized	116%	131%
Professional Reinsurers
Reinsurance receivables and prepaid reinsurance premiums	$572,662	$347,191
Collateral	$611,360	$233,556
% Collateralized	107%	67%
Total
Reinsurance receivables and prepaid reinsurance premiums	$1,176,090	$880,836
Collateral	$1,311,446	$932,309
% Collateralized	112%	106%
We were also exposed to counterparty risk of approximately $233.4 million, $191.1 million and $157.9 million as of September 30, 2023, December 31, 2022, and 2021, respectively, related to our retrospective commission arrangements; associated risks are offset by the Company’s contractual ability to withhold future commissions against the retrospective balances.
In addition, we are exposed to counterparty risk of approximately $131.6 million, $121.3 million and $89.8 million as of September 30, 2023, December 31, 2022 and 2021, respectively, related to notes receivable, net from our premium finance offering. The risk associated with such arrangements is mitigated by the fact that we have the contractual ability to cancel the insurance policy and have premiums refunded to us by the insurer in the event of a counterparty default.

INDUSTRY OVERVIEW
Insurance
P&C insurance encompasses a wide range of insurance products designed to protect individuals, businesses, and organizations from financial losses related to property damage and liability claims. P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the insured. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, which are covered under the contract. Property insurance reimburses the insured for damage or loss to the insured’s physical property, such as buildings and vehicles, while casualty insurance covers the insured against claims from third parties stemming from losses and liabilities. P&C insurance ultimately reduces the financial consequences of unforeseen circumstances and legal responsibilities.
Global commercial P&C lines have delivered strong performance in recent years after the soft market from 2013 to 2018. Despite the impact of COVID-19 pandemic and resulting supply chain disruptions, premiums have been driven by year-on-year risk-adjusted rate hardening, characterized by higher insurance premiums, more stringent underwriting criteria, less carrier competition and reduced capacity. According to A.M. Best, the annual premium growth rate for U.S. commercial P&C lines has ranged from 7% to 13% between 2019 and 2022, and net combined ratios improved from 102% in 2018 to 98% in 2022.
Within the P&C industry, we operate in the specialty program insurance market, supporting agents with specific expertise and focused lines of business. The program insurance market typically underwrites lines of business or exposure profiles that may be higher hazard or niche market segments, tailored underwriting, and both admitted and non-admitted basis.
Program insurers tend to have differentiated distribution channels compared to standard insurance markets. Program insurance carriers often rely on specialist distributors such as MGAs and wholesale brokers, instead of utilizing more standard distribution channels such as retail agents and brokers or distributing directly to consumers. This allows carriers to avoid the infrastructure and personnel costs associated with maintaining relationships with large numbers of retail agents and brokers necessary to write specialized insurance products.
In the U.S., P&C insurance products are written in admitted and non-admitted markets. In the admitted market, insurance rates and forms are generally approved by state regulators and coverage tends to be standardized. Carriers are subject to assessments by state insurance departments and are backed by individual state guaranty funds, up to a limit set by the state. The non-admitted market, also known as the E&S or surplus lines market, focuses on harder-to-place risks that most admitted insurers do not underwrite. Prior to 2020, all of our gross written premium came from the sale of admitted insurance products. Our E&S subsidiary, Fortegra Specialty Insurance Company, commenced operations in October 2020, expanding our global specialty insurance footprint.
In 2018, surplus lines direct premium volume was $49.9 billion, representing 7.4% of the $676.6 billion of total U.S. direct premiums written, according to the National Association of Insurance Commissioners’ September 2020 Surplus Lines Report. In 2022, the surplus lines market grew to a record $98.5 billion in direct premium written, reflecting a CAGR of 14.6% since 2018. In 2022, surplus lines direct written premiums as a percentage of total P&C direct premiums rose to 11.3%, reflecting substantial growth compared to 2018, when surplus lines accounted for 7.4% of total P&C direct written premiums. Additionally, according to A.M. Best, surplus lines grew as a percentage of commercial lines direct written premiums in the same time period, representing 21.6% in 2022 compared to 15.6% in 2018.

U.S. E&S Lines Direct Premiums Written ($ in billions)

Source: Insurance Information Institute
The “tail” of an insurance policy provides a perspective on the expected time from when a premium is received to when a claim is ultimately settled and paid. Property insurance and “claims made” casualty insurance is typically considered “short tail” while casualty insurance is generally considered “medium” to “long-tail.” Long-tail policies are more susceptible to litigation and can be significantly affected by changing policy interpretations and a changing legal environment. Due to these factors, the estimation of loss reserves for casualty business generally involves a higher degree of judgment than for property business.
At Fortegra, we have a particular focus on short-tail risk given its ability to provide attractive and stable underwriting margins. Our current focus is on growing our short-tail, commercial program business through both our admitted companies and our E&S P&C carrier. To support this initiative, we have partnered with brokers, reinsurance intermediaries, and MGAs at Lloyd’s of London, hired senior management with Lloyd’s of London and London market underwriting experience, and developed a dedicated and experienced underwriting team.
Services
In an ever-evolving landscape of consumer and automotive products, insurance services programs play a pivotal role in providing value and assurance to consumers and stakeholders alike. These programs extend beyond traditional manufacturer warranties, offering protection and peace of mind. The global protection and service contract market in 2021 for all products was valued at $123 billion according to Allied Market Research, and is projected to reach $275 billion by 2031, growing at a CAGR of 8.6% from 2022 to 2031.
Automotive service contracts and extended warranties are important safeguards for automobile owners, shielding them from the financial burdens of unexpected mechanical, electrical, and electronic failures. VSCs typically excludes repair costs due to accidental damage, normal wear and tear or routine maintenance. Participants in the auto service contract and warranty industry include car manufacturers, insurers, franchised and independent car dealers, agents and third-party administrators (“TPAs”). The VSC industry continues to attract significant interest among investors. Used vehicles typically outlive their original equipment manufacturer (“OEM”) warranties, creating demand among consumers that are increasingly accustomed to buying vehicle protection products. Thus, we believe as the average age of vehicles increases and drivers retain their cars longer, the need for automotive protection plans increases.
Established insurance companies in the F&I products industry have recently increased consolidation in the sector. Insurers that underwrite VSCs typically acquire administrators in order to capture or preserve books of business while new entrants consider administrators to be a logical product extension of specialty insurance lines. We believe our acquisitions of Defend, Smart AutoCare and Sky Auto will continue to help us capture value and increase our market share in the growing VSC market and strengthen our competitive position.
Consumer goods service contracts encompass a wide variety of consumer or brown and white goods that include major electronics, household appliances, furniture, consumer electronics, cell phones, tablets, jewelry, sporting goods, power tools, lawn and garden equipment, home, utility lines and other products. Typical coverage provides repairs and replacement costs in the event of mechanical or electrical breakdown. Products are typically delivered via furniture retailers, appliance retailers, original equipment manufacturers, regional telecom carriers, utility/cable/broadband providers and affinity and membership groups. Home warranty or home service contracts protect a home’s heating and cooling systems, major appliances, plumbing and electrical systems from unexpected repair or replacement costs due to breakdown as these are not typically covered by standard homeowners’ insurance.
The consumer goods or product service contract and warranty is an industry that benefits from low capital intensity as well as growing globalization trends. Recent growth in the number of households in the U.S. earning more than $100,000 has been a key external driver of the industry. These households are typically better able to afford and more likely to purchase more expensive consumer products with accompanying warranties. Additionally, we believe new products on the market, such as energy efficient and/or technologically advanced merchandise, increase demand for product warranties.
Operators in the product warranty insurance industry derive the most revenue from underwriting and administering warranty and service contract programs for retailers. Retailers primarily offer extended warranties at various levels of coverage, with higher prices and offering a broader range of protection. These retailer provided contracts offer extended coverage to supplement basic warranties offered by manufacturers, which typically only cover manufacturing defects.
At Fortegra, we have a particular focus on auto and consumer goods warranty risk given its ability to provide attractive and stable underwriting margins. Our current focus is on growing auto warranty through our subsidiaries Premia, Smart AutoCare and Sky Auto. To support this initiative, we have launched several products such as Smart AutoCare Branded Catalytic Converter Limited Warranty in the U.S. and expanded our operations in Europe and the U.K. through established partners and acquisitions.

BUSINESS
Who We Are
We are a growing, consistently profitable and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, we have a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. We are an underwriting-focused company, with deep expertise within the admitted and E&S insurance lines and capital light fee-based services markets. We target moderate risk limits and utilize a sophisticated reinsurance strategy to reduce volatility and protect our capital. We believe we win through our differentiated go-to-market strategy, our expertise in customized underwriting solutions and the value-added services we offer to our distribution partners. Our financial success is demonstrated through our GWPPE CAGR of 25%, average combined ratio of 91%, average ROAE of 15% and average adjusted ROAE of 21%, each measured since 2019 through September 30, 2023.
Our business mix is the result of a focus on building a diversified and complementary portfolio. When our current Chief Executive Officer, Rick Kahlbaugh, joined Fortegra in 2003 as Chief Operating Officer, our business was oriented as a monoline insurance company with a narrow geographic footprint. Through strategic and focused decisions over the last 20 years, we have grown into a consistently profitable, diversified and scaled multinational specialty insurer with $2.6 billion GWPPE for the twelve months ended September 30, 2023. Our balanced business mix allows us to opportunistically allocate capital as market conditions change and utilize the cash flows generated through our capital light, fee-based businesses to partially fund the growth capital required across our insurance businesses. We have proven our ability to opportunistically take advantage of market dynamics throughout our history, and we believe we are well positioned to benefit from an increasingly complex world leading to secular growth in the specialty P&C market.
We underwrite our business through distinct, specialty programs which we define as a common set of bespoke risks that provide for a more nuanced approach to underwriting, claims and administration. We distribute our products in these specialty programs primarily through MGAs, retail agents and other distributors, collectively referred to as our distribution partners. We believe this agent-centric specialty focus provides us with a competitive advantage and enables us to provide our distribution partners with value-added services to improve their underwriting and operating performance, driving our high agent retention. We believe this “one-to-many” distribution model is more efficient for the types of specialty risks we underwrite while enabling us to leverage our agents’ specialization in a particular market as well as their extensive retail network. To align our economic interests, our distribution partners receive variable forms of commission based on underwriting performance which support the consistency and stability of our underwriting results. We believe our agent-centric distribution model is positioned for success given the continued growth of MGAs as a distribution channel and the differentiated approach we take in this market.
We are led by a proven and visionary executive management team, with an average of over 25 years of insurance experience. Our leadership is supported by a deep team with extensive skillsets across specialty underwriting, program administration, claims, distribution, and technology. We foster a culture of excellence, collaboration, continuous improvement and growth, which is the foundation of our value to distribution partners.

Our goal is to continue to grow our business and generate consistent, attractive returns over the long-term. Our proven track record of success in doing so is illustrated by:
–GWPPE growth from $1.1 billion for the year ended December 31, 2019 to $2.6 billion for the twelve months ended September 30, 2023, a CAGR of approximately 25%.

Market Expertise Has Fueled Consistent GWPPE Growth ($m)

–Combined ratio for the nine months ended September 30, 2023 of 90.5% and average combined ratio for the years ended December 31, 2019 through December 31, 2022 of 91.0%.

Historical Combined Ratios – The Fortegra Group vs. Industry Average

__________________
(1) Commercial Lines Industry based on data from A.M. Best’s Market Segment Report – March 7, 2023
–Net income growth from $27 million to $82 million and adjusted net income from $33 million to $107 million for the year ended December 31, 2019 to the twelve months ended September 30, 2023, a CAGR of approximately 34% and 37%, respectively.

–ROAE and Adjusted ROAE of 22.9% and 30.3%, respectively, for the nine months ended September 30, 2023 and averages since the year ended December 31, 2019 of 14.7% and 21.2%, respectively.

Operational and Talent Focus Contributes to Consistent Profitability

For reconciliation of adjusted net income and adjusted return on average equity for the nine months ended September 30, 2023 and the years ended December 31, 2019 through December 31, 2022, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Reconciliation of Non-GAAP Financial Metrics.” See below for reconciliation of adjusted net income and adjusted return on average equity for the twelve months ended September 30, 2023.

($ in thousands)	Twelve Months Ended September 30,
2023
Income before taxes	$114,677
Less: Income tax (benefit) expense	(33,088)
Less: Net realized and unrealized gains (losses)	7,798
Plus: Intangibles amortization	16,750
Plus: Stock-based compensation expense	1,285
Plus: Non-recurring expenses	4,289
Plus: Non-cash fair value adjustments	(3,550)
Less: Tax on adjustments	(1,121)
Adjusted net income	$107,040
Average member’s / stockholders’ equity	$353,097
Adjusted return on average equity	30.3%

Our Business
We underwrite and administer multiple lines of business generating both underwriting and fee-based revenue. We offer both insurance (E&S and admitted risks) and services (capital light fee-based risks) products. We are focused on lines of business where our underwriters have extensive experience, allowing us to compete effectively and earn attractive risk-adjusted returns. The totality of our portfolio of risks produced $2.0 billion of GWPPE for the nine months ended September 30, 2023.

YTD 9M 2023 GWPPE Breakdown

Our specialty programs typically provide limited delegated underwriting authority to our distribution partners to underwrite risk on our behalf within specifically agreed-upon underwriting guidelines that are established by our internal underwriting teams. We believe there are multiple benefits to our business from this distribution approach, including our partners’ bespoke product expertise in specialty niches, their vast retail distribution networks, and operational efficiencies, reducing non-value-added administrative functions. Our differentiated go-to-market strategy has facilitated our continued success in growing our business profitably and winning with our distribution partners. We believe the key attributes driving our competitive advantage in the market include:
1.Superior underwriting expertise including through the use of value-added technology integration as well as data and analytics tools to provide real-time reporting and improve program performance for our agents;
2.Seamless, efficient execution and significant capacity through our reinsurance strategy where we provide our agents with the necessary balance sheet capital while also retaining meaningful risk to align our collective interests;
3.Strong economic alignment and risk sharing with our distribution partners through sliding scale commission structures where agent compensation increases with underwriting outperformance.
This strategy is deployed across all our specialty programs and products, creating a holistic approach to the management of program business, generating superior agent retention, highlighted by our five-year annual average agent retention of greater than 95%.

We distribute our products in these specialty programs primarily through MGAs, retail agents and other distributors, collectively referred to as our distribution partners.
We have a highly diverse set of programs designed to limit concentration risk to our distribution partners, with our largest distribution partners each representing 6% of our GWPPE for the nine months ended September 30, 2023.

Overall Fortegra Group Partner Distribution

We hire experienced underwriters with a proven track record of underwriting profitability. This approach often accelerates and de-risks our entry into or expansion within particular business lines. We benefit from the underwriter’s prior experience within a particular line of business without the cost and volatility associated with carriers solely reliant on unproven, blue-sky initiatives.
We have invested in technology to complement and enhance our underwriting, actuarial, and claims expertise, including systems, data science and engineering, and AI and machine learning. These investments have strengthened our overall operational framework, improving scalability and profitability for both us and our distribution partners. Core system enhancements afford better claims adjudication, inform precise claims data capture, and provide improved customer service. Data engineering connects existing systems to reduce human intervention throughout the process. The enrichment of claims data enhances underwriting knowledge and actuarial assessments with extensive integrated data science tools.
We utilize an active reinsurance strategy to efficiently manage capital, minimize exposure, and strengthen our relationships with our distribution partners. For example, a portion of our specialty insurance programs are reinsured through a whole account quota share reinsurance treaty, whereby a panel of high-quality reinsurers assume 60% of subject gross written premium. This quota share arrangement enables us to better execute on opportunities in the marketplace, as we are able to efficiently provide increased capacity to our distribution partners. We also have reinsurance relationships with third-party captives, used by many of our distribution partners and their customers, in which we perform the administrative functions while reinsuring the underwriting risk to the third-party captives. In these arrangements, we retain over 100% collateral against the receivables.
We maintain a conservative balance sheet including a high-quality and liquid investment portfolio. Our investment portfolio is mainly comprised of cash and cash equivalents and investment grade fixed maturity securities (91% as of September 30, 2023). As of September 30, 2023, 95% of our fixed maturity securities were rated “A” or better by S&P and the average duration of our investment portfolio is 2.4 years. We have an “A-” (Excellent) Financial Strength Rating from A.M. Best with a stable outlook as of September 30, 2023.
Our Competitive Strengths
We believe that our competitive strengths include:
Highly diversified and complementary business mix with an exclusive focus on underserved specialty insurance markets requiring distinct industry expertise. We have a highly diverse set of specialty programs, focused on classes of business where our underwriters have extensive experience. Our exclusive focus on programs that we believe are frequently underserved in the market provides us a distinct competitive advantage. For example, we often target smaller limit lines of business that we believe are consistently profitable with significant growth potential but have been overlooked by traditional insurance carriers. Our dedicated underwriters have specific expertise in their given specialty markets, and we will only enter a new market segment after extensive analysis and assessment.
Track record of profitable growth driven by disciplined strategic actions. We have had a GWPPE CAGR of 25%, net income CAGR of 32% and an adjusted net income CAGR of 37%, each measured from January 1, 2019 through September 30, 2023, while increasing our return on equity over that time, highlighted by our September 30, 2023 year to date ROAE of 23% and adjusted ROAE of 30%. Our growth has been driven by our deliberate strategy in building our platform. We target and hire underwriters with strong reputations in their areas of expertise and empower them to source specialty programs from their proprietary networks. Once onboarded, our platform is dedicated to improving our agents’ performance through aligned incentives, underwriting and structural expertise, technology and data analytics, and ancillary services (e.g. claims). We have thoughtfully expanded the platform into new lines of business and geographies, all while maintaining a disciplined approach to risk selection. Our growth has been supported by multiple industry tailwinds in recent years, including the continued trend of insurance distribution through MGAs, the secular migration of risks into the U.S. E&S market, the need for reliable carrier capacity as traditional insurance carriers, reinsurance providers and alternative capital solutions have experienced dislocation and the persistent U.S. P&C insurance hard-market environment.

Stable and highly predictable underwriting results driven by differentiated expertise, rigorous data driven approach to risk selection and a fully aligned distribution network. We have a long-standing track record of consistent underwriting results that have experienced limited volatility, which is the result of a deliberate organizational design. Our underwriting track record is demonstrated through our average combined ratio of 91.0% from 2019 through 2022 and 90.5% for the nine months ended September 30, 2023. We take a disciplined approach to program selection, due diligence, pricing and structuring led by long-tenured, specialty insurance underwriting and actuarial experts, with active input from our compliance, information technology and legal teams. We do not write commoditized, longer-tail classes of business which can experience periods of volatility such as workers compensation or commercial auto. The stability of our financial results is also driven by our intense data driven underwriting approach, which is enhanced by AI and machine learning to constantly refine our pricing and risk appetite. Lastly, our selected group of distribution partners are fully aligned with us as our programs have variable commission structures which support the consistency and stability of our underwriting results.
Agent-centric and highly efficient operating platform driven by scalable and proprietary data, analytics and technology stack. We complement underwriting expertise with robust technology platforms supported by highly trained data science and engineering teams to improve the scale and profitability of our programs. Our platform allows us to launch new programs and grow our top-line without significant incremental upfront expenses. Our technology delivers low-cost, automated administrative services to our partners, enabling us to automate core business processes, reduce our operating costs, increase our operating efficiency and secure high agent retention, highlighted by our five year annual average agent retention of greater than 95%. We use the data that we collect to quickly analyze claims, which feeds into our underwriting and actuarial teams and their decision making. We also use our data and technology capabilities to monitor existing program performance, implement necessary underwriting action and if appropriate, exit programs which do not meet our standards. We believe that our technology platform provides us with an advantage in partnering with and delivering value-added capabilities to our distribution network.
Dynamic capital allocator with a sophisticated reinsurance program to optimize risk and return while maintaining a conservative financial profile. We actively manage our capital to ensure disciplined, profitable growth across cycles. Our complementary business mix allows us to pivot rapidly as market conditions change. We have intentionally designed our business mix to have a balance of risk-bearing and capital light, fee-based earnings, which we believe provides a significant diversification benefit and allows us to allocate our capital and focus as market conditions change. Additionally, our diverse business mix enables us to use the cash flows generated through our capital light, fee-based businesses to help fund the growth capital required in our insurance businesses. We utilize a sophisticated reinsurance strategy to optimize our capital deployed and reduce volatility while generating attractive economics. This strategy is further augmented by our conservative balance sheet and highly liquid fixed income investment portfolio which has an average S&P rating of AA.
Visionary, proven, and deep leadership team with a collaborative culture. Our executive management team is comprised of highly experienced professionals with an average of over 25 years of industry experience. Our team includes a deep bench of seasoned underwriters who have expertise in their designated specialization driving our underwriting performance. We have a highly collaborative culture focused on continuous improvement across underwriting, claims, technology and operations to ensure enterprise-wide connectivity as we scale. We are led by Rick Kahlbaugh, our Chief Executive Officer, who has been in executive leadership positions with the Company for over 20 years. We prioritize attracting and investing in the best talent in the industry to continue to drive profitable growth. The interests of our executive management team are closely aligned with our stockholders through a combination of a long-term incentive plan and management bonus pool tied to operating results.
Our Strategy
We will seek to continue to execute upon our strategy, which focuses on providing specialty programs to underserved markets where we have significant expertise. We believe this approach will enable us to continue to generate profitable growth and attractive returns on capital. The core drivers of our strategy include:

Leveraging our deep expertise and efficient distribution to continue driving profitable growth. Our core strategy centers on our deep expertise in underserved markets and a distinctive approach to program business. We expect to actively pursue new specialty program opportunities through:
–Continuing to successfully recruit and hire talented specialty underwriters that have a favorable track record, sector expertise and strong agent following;
–Leveraging our distribution partner network to enter new specialty programs where we have underwriting expertise;
–Partnering with reinsurers who are looking for highly experienced specialty program managers like Fortegra that can deliver a breadth of services and favorable underwriting results;
–Working with reinsurance intermediaries that are seeking to move their business away from the fronting/hybrid model to a fully integrated specialty insurance company model;
–Expanding into new geographies including the specialty insurance and warranty markets in Europe; and
–Deepening our auto warranty footprint through dealership expansion and build-out of our direct salesforce.
Our new program selection process is thorough and meticulous, aligning us exclusively with distribution partners that boast a long-dated and proven track record of underwriting success. For instance, through September 30, 2023 year-to-date we have entered 13 new programs while declining over 240 potential programs for our specialty commercial P&C lines of business. Rooted in our entrepreneurial and meritocratic culture, our disciplined approach ensures a rigorous evaluation of underwriting quality and returns. This approach fosters full economic alignment with our distribution partners, resulting in consistent and profitable performance.
Utilizing technology to strengthen our operational scalability and continue to refine our underwriting performance. At the core of our strategic vision is a profound commitment to technology as a driving force behind our success. The scalability and adaptability of our technology seamlessly align with our expanding business landscape. This dynamic technological infrastructure empowers us through the integration of data tools across claims, underwriting, and actuarial functions, granting us a significant competitive edge and contributing to our low expense ratio. We also leverage our technology and data capabilities to enhance agent experience and performance through elevated service, improved underwriting insights, and streamlined claims processes. Our technology and data also generate underwriting-qualified leads for our distribution partners, while ensuring the business remains within the boundaries of our risk parameters. We designed our scalable technology platform to support our continued growth while necessitating minimal incremental investment.
Empowering partners for enhanced performance through our differentiated underwriting approach. Our distinctive underwriting approach involves the recruitment of experienced underwriters which are typically very well known to us and have established networks of experienced distribution partners. These partners play a pivotal role in identifying attractive, smaller programs that align within our risk parameters. Our alignment of interests with our partners empowers them through access to pricing, underwriting, and robust risk management processes, which enhance our collective financial performance. Our organizational culture is rooted in sound underwriting practices that enable us to achieve our targeted growth objectives while consistently delivering desired profitability.
Sustaining a highly disciplined underwriting approach with focus on profitability. We constantly assess the risks in our portfolio to assure sound pricing and risk management in accordance with our underwriting guidelines with the goal of increasing returns and maintaining the stability of our combined ratio. We will not sacrifice our underwriting integrity or risk selection for the sake of top-line growth. As we assess market pricing, to the extent it is below our underwriting return objectives, we will not put our capital at risk for top-line growth.
Maintaining a high-quality balance sheet with strong ratings. We have and seek to maintain a strong and conservative balance sheet, supported by our comprehensive risk management program and reflected by our financial strength ratings of “A-” (Excellent) (Outlook Stable) from A.M. Best. We have a short duration, liquid and high-quality investment portfolio, with 91% invested in cash and investment grade fixed income securities, which have an average S&P rating of AA, as of September 30, 2023. We have highly rated and well capitalized reinsurance partners and retain excess collateral where applicable to support our outstanding reinsurance recoverables.
Favorable Industry Dynamics
Over our history, we have opportunistically taken advantage of market dynamics to drive consistent, profitable growth in our business. The current market back-drop is no different, with the specialty P&C sector presenting a tailwind to our business.
Increasing prominence of MGAs: The P&C insurance value chain has become increasingly disaggregated in recent years, with the distribution, underwriting, and binding of policies increasingly done by disparate providers. As such, MGAs, who receive delegated authority to underwrite from carriers, have grown their share of P&C insurance premium volume at an approximately 14% annualized rate from 2012 to 2022, per Dowling & Partners and have doubled their market share over the same period. MGAs are a key distribution partner for our specialty P&C insurance lines, which have benefited from this increasing growth. Given our agent-centric focus, underwriting expertise, and deep experience partnering with MGAs, we are a preferred partner to the MGA market.

MGA Direct Premiums Written CAGR Relative to P&C Industry (2012 – 2022)
2012 - 2022 DPW CAGRs

E&S market premium growth outpacing broader P&C: The E&S or surplus lines market focuses on harder-to-place risks that standard lines insurers do not underwrite. Insureds are facing increasingly complex risks, which are often best served by E&S products given the freedom of rate and form, leading to attractive growth dynamics in the E&S market. According to A.M. Best, the U.S. E&S market has experienced a CAGR of 21% from 2019 to 2022. Our underwriting expertise has positioned us well to meet this demand, and an increasing portion of our business is focused on the E&S market. We entered the E&S market in 2020. In the nine months ended September 30, 2023, E&S accounted for 38% of our insurance gross written premiums. The E&S marketplace has grown its share of commercial lines DPW from 13% in 2012 to 22% in 2022.

E&S Industry Direct Premiums Written ($ in billions)

Demand for reliable and stable capacity: As traditional insurance carriers, reinsurance providers and alternative capital solutions have experienced dislocation in recent years, the need for strong, reliable capacity is increasingly prevalent. We continue to receive multiple new opportunities presented to us by our core distribution partners and reinsurers where a reliable, customized solution is required by an insurer with aligned economics and interests. We are an underwriting-focused company and retain risk on nearly every line of business, making us an attractive source of capacity to both our distribution partners and reinsurers.
P&C insurance hard-market environment: Global commercial P&C lines have delivered strong performance in recent years and, despite the impact of the COVID-19 pandemic and resulting supply chain disruptions, premiums have been driven by year-on-year risk-adjusted rate hardening, characterized by higher insurance premiums, more stringent underwriting criteria, less carrier competition and reduced capacity. According to A.M. Best, the annual premium growth rate for U.S. commercial P&C lines has ranged from 7% to 13% between 2019 and 2022.
Our Products and Services
We have one reportable segment which includes a broad array of insurance and service products. To provide a clear view of our business, we have presented our more detailed lines of business split between insurance and services. Although we believe this is helpful when comparing our business to other insurance competitors, our executive management team makes business decisions at both the enterprise level and within the functional lines presented.

Business and Product Mix by Gross Written Premiums and Premium Equivalents

($ in millions)	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021	2020	2019
Property and short-tail	$360	$189	$264	$100	$48	$17
Contractual liability	296	266	352	348	251	201
General liability	273	256	305	182	124	64
Alternative risks	242	273	364	410	324	346
Professional liability	185	68	82	32	9	1
Europe	104	88	125	96	48	32
Commercial lines	$1,460	$1,140	$1,492	$1,168	$804	$661
Personal lines	284	317	398	433	367	354
Insurance	$1,744	$1,457	$1,890	$1,601	$1,171	$1,015
Auto and consumer goods warranty	242	237	319	286	223	37
Other services	38	43	55	50	35	38
Services	$280	$279	$374	$335	$258	$75
Total	$2,024	$1,737	$2,263	$1,936	$1,430	$1,090
Insurance (86% of GWPPE for the nine months ended September 30, 2023): We classify insurance as our lines of business that pertain to coverages written or reinsured, on an admitted or E&S basis, through one of our licensed and regulated insurance entities. Additionally, our Europe line of business includes auto and consumer goods warranty products, as they are regulated insurance products in their locally-issued countries. We further present our insurance lines of business as those providing benefits to commercial entities, and those which provide personal coverage benefits to end consumers. We give limited delegated underwriting authority to our distribution partners, allowing them authority to quote, bind and issue policies within specifically agreed-upon underwriting guidelines. Our distribution partners do not establish the policy pricing and terms or place reinsurance on our behalf and in most instances do not manage claims on our behalf. To align our economic interests in both commercial and personal lines of business, our distribution partners receive variable forms of commission based on underlying losses and underwriting performance, which supports the consistency and stability of our underwriting results.
Commercial (72% of GWPPE for the nine months ended September 30, 2023): Through our network of partner MGAs, wholesale agents, retail agents, and brokers, we cultivate bespoke admitted and E&S coverages, ultimately benefiting commercial insureds. We offer general liability, professional liability, property and other short-tail coverages, contractual liability protection, and alternative risks products. We continue to experience favorable trends in the E&S market in the U.S. while broadening our reach globally, including throughout Europe. Our E&S insurance business launched in 2020 and has grown to more than $650 million of GWPPE for the nine months ended September 30, 2023. By scaling our operations to support international growth, we are able to capitalize on commonalities across geographies and leverage our shared service platform to drive cost efficiencies. Primarily, we offer:
–General Liability, including but not limited to, general and occurrence-basis other liability; commercial multi-peril liability;
–Professional Liability, including but not limited to, professional and claims-made other liability; miscellaneous errors & omissions; cyber liability;
–Property and Other Short-Tail, including but not limited to, commercial auto physical damage; commercial property; earthquake; homeowners; and inland marine;
–Contractual Liability Protection (“CLIP”), within portions of our auto & consumer goods warranty lines, we provide embedded CLIP. In these cases, the issuing party separately buys an insurance policy, called a “contractual liability insurance policy” CLIP from an insurance company to insure the financial obligations assumed by the issuing company;

–Alternative Risks, including our credit insurance products designed to offer lenders protection from events that limit a borrower’s ability to make payments on outstanding loan balances. Our collateral protection products are designed to primarily protect the commercial entity from losses to collateral pledged to secure an installment loan. In most instances, these products offer lenders the option to protect collateral from a comprehensive loss due to fire, wind, flood and theft. Additionally, if the collateral is an automobile, the coverage protects against collision losses.
Within our commercial insurance business, we utilize a quota share reinsurance program, through which we retain 40% of the risk on of our general liability, professional liability, and selected programs of our property and other short-tail lines of business.
Personal (14% of GWPPE for the nine months ended September 30, 2023): In addition to commercial products, our distribution partners also offer a range of products which insure consumers, including credit protection surrounding loan payments. These products offer consumers the option to protect loan balance repayment in the event of death, involuntary unemployment or disability Additionally, while we have strategically and intentionally deemphasized non-standard auto coverage, we continue to offer these products on a limited basis through select partners.
Services (14% of GWPPE for the nine months ended September 30, 2023): We classify services as our lines of business that generate service fees and other sources of income (excluding investment related income) through non-insurance services entities. We further present our services lines of business as those servicing auto warranty contracts and all other services. To align our economic interests with partners and reduce the volatility of our underwriting results related to various auto warranty, consumer warranty and motor club administration products, our distribution partners receive variable forms of commission based on underlying losses and overall program performance. In addition, we typically cede a substantial portion of the underwriting risk via third-party captive reinsurance arrangements.
–Auto & Consumer Warranty: Through our network of partner MGAs, wholesale agents, retail agents, brokers, and mobile device retailers, many of which also distribute our insurance products, we provide various auto warranty programs (including but not limited to, vehicle service contracts, GAP, and other ancillary products), and consumer goods warranty programs (including but not limited to, mobile devices, consumer electronics, appliances, furniture, etc.). Within auto & consumer warranty, we earn service fee income for providing any combination of administrator and/or obligor services, both within the US and Europe. Where we provide a CLIP on auto or consumer warranty products, the related premiums are included within insurance as contractual liability offering.
–Other Services: We administer multiple forms of motor club programs marketed by our producers, which are complementary to, and typically embedded within, other insurance or services programs. As part of our expansion into Europe, we also provide regulatory support and compliance services to the retail automotive sector in the U.K. Included in our vertically integrated insurance and services offerings, we also generate additional sources of fee income through value-add services, including but not limited to, premium or warranty contract financing, lead generation support, and business process outsourcing.
History
Since our founding in 1978 as Life of the South, we have evolved through a series of significant operational and business changes. Our current business mix is the result of an intentional focus on building a diversified and complementary portfolio. When our current CEO, Rick Kahlbaugh, joined Fortegra in 2003 as Chief Operating Officer, our business was oriented as a monoline insurance company with a narrow geographic footprint. Through strategic and focused decisions over the last 20 years, we are now a consistently profitable, diversified, and multinational specialty insurer with $2.6 billion in GWPPE for the twelve months ended September 30, 2023. The following timeline presents some of the key strategic actions and milestones during our history:
Our Relationship with Our Investors
Tiptree is a holding company that allocates to select small and middle market companies with the mission of building long-term value. Established in 2007, Tiptree has invested across a broad spectrum of businesses, including insurance, asset management, mortgage, specialty finance and shipping. Tiptree leverages its flexible capital base to uncover compelling opportunities to unlock the full value potential of its businesses. We have been a subsidiary of Tiptree since December 2014. During that time, Tiptree has reinvested substantially all of our earnings into growing our business. Prior to this offering, Tiptree owns approximately 73% of Fortegra’s common stock. Tiptree’s investment management services provide Fortegra access to expertise to analyze a broad array of potential investment opportunities. For more information see “Certain Relationships and Related Party Transactions.”
On June 21, 2022, Warburg made an investment of $200 million in cash for an approximately 24% ownership on an as-converted basis consisting of Common Stock and Preferred Shares (not including Warrants, Additional Warrants or any management incentive awards). Prior to this offering, Warburg owns approximately 24% of Fortegra’s common stock. Warburg Pincus LLC is a leading global growth investor. The firm has more than $84 billion in assets under management across a portfolio of more than 250 companies that is highly diversified by stage, sector, and geography. Warburg is an experienced partner to management teams seeking to build durable companies with sustainable value, and an active investor in the insurance sector globally. For more information see “Certain Relationships and Related Party Transactions.”
Diversified Revenue Mix
We seek to complement our underwriting income with substantial fee-based revenues from the various value-added services we provide our distribution partners. Revenues from contracts with customers include warranty coverage, motor club and other revenues, included as part of service and administrative fees.

	Nine Months Ended September 30,
($ in millions)	2023			2022
	Insurance	Services	Total	Insurance	Services	Total
Underwriting and Fee Revenues(1)	$836	$264	$1,100	$672	$205	$877

Net losses and loss adjustment expenses	354	—	354	264	—	264
Member benefit claims	—	89	89	—	66	66
Commission expense(2)	304	96	400	273	71	344
Underwriting and Fee Margin(1)	$178	$79	$257	$135	$68	$203

Loss ratio	42.4%	33.8%	40.3%	39.3%	32.4%	37.7%
Acquisition ratio	36.3%	36.3%	36.3%	40.6%	34.6%	39.2%
Underwriting ratio	78.7%	70.1%	76.6%	79.9%	67.0%	76.9%
______________
(1)For further information relating to the Company’s underwriting and fee revenues and underwriting and fee margin, including a reconciliation to GAAP financials, see “—Non-GAAP Reconciliations.”
(2)Commission expense in this table is presented net of ceding fees and ceding commissions of $32.6 million and $10.8 million, respectively, as of the nine months ended 2023, and $29.0 million and $9.9 million, respectively, as of the nine months ended 2022.
Distribution & Marketing
We distribute our products through MGAs, retail agents, and other distributors, collectively referred to as our distribution partners. We generally target markets that are niche and specialty in nature, which we believe are underserved by competitors and have high barriers to entry. We focus on establishing quality relationships, emphasizing customer service, and providing underwriting expertise and value-added services. This agent-centric focus, along with our ability to help distribution partners enhance revenue and optimize underwriting profitability and operational efficiencies, provides us with a competitive advantage that has enabled us to develop and maintain numerous long-term client relationships, as evidenced by our high agent retention rate of greater than 95% (over the last five years). We believe this “one-to-many” distribution model is operationally more efficient for the types of risks we underwrite, leveraging our partners’ specialized experience in their specific markets, lines of business and associated risks, as well as their extensive retail networks. To align our economic interests, our distribution partners receive variable forms of commission based on underwriting performance, which reduces the volatility of our underwriting results and promotes further profitable growth.
Our distribution partner relationships vary across the insurance products and services that we offer as follows:
•Our insurance products are distributed primarily through a network of MGAs, who in turn market and distribute through independent agents, retailers and wholesale brokers, or direct through lenders and financial institutions.
•Our service products are distributed by automobile dealerships, retailers (regional and specialty retailers, furniture stores, regional cellular service providers, and mobile device service providers), and MGAs, as well as financial services companies. Our vertically integrated platform also allows us to engage in direct relationships with distributors for premium and service contract financing options, and regulatory compliance.
Our partners receive a commission-based fee for the distribution of our products. A significant portion of our commission agreements are on a variable or sliding scale commission basis, which allows us to adjust commissions based upon underlying program performance, economically aligning use with our distribution partners.

We have a highly diverse set of programs designed to limit concentration risk to our distribution partners, with our largest distribution partners each representing 6% of our GWPPE for the nine months ended September 30, 2023.

Overall Fortegra Group Partner Distribution

Our marketing department focuses on building tailored solutions for both Fortegra and our distribution partners, playing a pivotal role in driving brand recognition, revenue growth, and partner engagement. Utilizing a data-driven approach, the team develops and executes marketing strategies that support our sales activities, and the customer acquisition efforts of our distribution partners. We believe that extending our marketing capabilities to our distribution partners is a key differentiator that contributes to revenue growth and promotes longstanding distribution relationships. The team assists our distribution partners in a variety of ways including support in generating leads, building marketing processes, and consulting on brand positioning.
The key to our successful distribution and marketing strategy is our ability to improve our partners, as exemplified in the following:
Premia Solutions LTD Case Study – Subsequent to their supporting carrier exiting the market, Premia Solutions LTD (our UK based service contract administrator) was seeking a reliable carrier to provide both stable capacity and financial improvement opportunities. With a data-driven approach to underwriting, we reviewed the various service contract offerings and in-force exposures, to develop a dynamic pricing structure for Premia to introduce to the market. As a result of our analyses, we were able to align contract lengths and pricing with the specific underlying covered exposures, resulting in an estimated 20% improvement in overall program profitability, while also profitably expanding coverage offerings in select products. After concluding these efforts, Premia was able to take advantage of a profit-sharing arrangement on the newly underwritten program, while simultaneously improving product offerings in the market.
Underwriting & Claims
We are an underwriting focused company with deep expertise within admitted and E&S insurance lines, as well as fee-based services markets, with a focus on underwriting complex and niche risks in underserved markets. Throughout our organization there is a strong culture of collaboration. Our underwriting, claims and actuarial teams are closely integrated and aligned to facilitate operational efficiency, continuously monitor results, and make changes to programs as necessary. Our centralized data systems allow for the real-time identification of pricing and claims trends within a program. We believe our approach to partner and program diligence, underwriting (including risk selection and pricing), and claims management, combined with our alignment and ability to improve our partners performance, has contributed to our superior combined ratio, which averaged 91% from 2019 through September 30, 2023.

Underwriting
Our underwriting team consisted of over 90 professionals as of September 30, 2023. We hire experienced underwriters with a proven track record of underwriting profitability, deep knowledge of the specialty products that they underwrite, and longstanding relationships with our distribution partners. This approach accelerates our expansion within particular business lines due to the underwriters historical experience. We benefit from the underwriter’s prior experience within a particular line of business without the cost and volatility associated with unproven, blue-sky initiatives. Our operational and talent focus contributes to consistent profitability across our book of business.
Our underwriters work with our distribution partners to develop the underwriting guidelines for each program. In our insurance lines, we give limited delegated underwriting authority to our MGAs including the ability to quote, bind, and issue policies within specifically agreed-upon underwriting guidelines. Our distribution partners do not establish the policy pricing and terms, nor do they place reinsurance on our behalf. With respect to each program we underwrite, we have an established data and process-based approach to initial due diligence, program structuring and onboarding, and regular program maintenance and oversight as follows:
•Due Diligence – We have a robust due diligence process for every new partner and program onboarded, which is conducted by a cross-functional group including members from the underwriting, claims, actuarial, compliance, IT, finance, operations, and legal departments. We review agency financials, underwriting results, and IT systems; conduct background checks on principals and key underwriting personnel; and ensure that each of our contractual agreements with our distribution partners includes “key person” clauses. The cross-functional group meets regularly to discuss the pipeline and due diligence status. Our due diligence process requires approval from each department represented in the cross-functional team before onboarding commences.
•Structuring and Onboarding – After due diligence has concluded, we begin our rigorous approach to pricing and structuring based on an underwriting and actuarial evaluation of the program’s proposed rating structure. Frequently, a new product is not accepted as initially proposed; instead, underwriting guidelines are enhanced, pricing algorithms are adjusted, and policy language is revised to conform to our specifications. The actuarial team ensures that rates are adequate, claims attorneys and compliance experts vet the terms and conditions, and final pricing and structural terms are approved.
•Oversight and Maintenance – For existing lines, rate adequacy is monitored through regular reviews and audits. Specifically, underwriting, actuarial, claims, and finance departments participate in monthly calls to ensure each program is performing within expectations and, if not, underwriting actions are implemented. Internal actuarial analyses are performed on a quarterly basis by program, line of business, and accident year/treaty year; a deep dive is performed by actuarial and underwriting teams for any program that is not performing within pre-specified expectations. Numerous data points are surveyed throughout the life of a program to help monitor underwriting performance, including rate-on-renewal diagnostics, new business vs. renewal business, policy retention rates, and average policy rate adjustments applied.
Our underwriting team prices to a target margin, accounting for claims and administrative services. We are relentlessly focused on profitability by line of business within each individual program we underwrite. We will not sacrifice our underwriting integrity or risk selection for the sake of premium growth. We continually seek risk exposures where we can sustainably improve loss ratios and adjust our underwriting accordingly. Each program must be profitable on its own or adjustments are made, including underwriting guideline changes, pricing adjustments, or ultimately program cancellation if an underperforming program cannot be rehabilitated. This benefits the Company’s underwriting results, but also earns our partners additional economic benefits through our variable commission structures.
Our partners are compensated through variable or sliding-scale commission agreements, which allows us to adjust commissions based upon underlying program performance. Under these types of arrangements, our partners are paid an upfront provisional commission based on program volumes. Subsequent adjustments to these commissions are calculated on underlying program performance based upon the actual losses incurred compared to premiums or service fee income earned. We believe these types of contractual arrangements align their economic interests with ours by sharing the risks and rewards of their programs, help us to better manage our risk exposure, and deliver more consistent profit margins. This alignment underpins all of our partnerships; it fosters collaboration, lasting relationships and Fortegra’s consistent profitability.
The backbone of our successful underwriting strategy is continuous oversight and restructuring of programs when necessary to maintain our stable and consistent underwriting results, as exemplified in the following:
Lawyers Professional Liability Insurance Case Study – One of our commercial insurance P&C programs specializes in providing professional liability insurance to small law firms with 1 to 25 lawyers. Utilizing machine learning, we identified characteristics of law firms correlating with higher risk, including law firm size, previous loss experience, type of deductible, and participation in higher risk areas of practice. Based upon those characteristics, we implemented predictive models used by our underwriting team to implement adjustments to improve overall loss experience of the book, leading to a reduction in our expected ultimate loss ratio of 6.5 points.
Claims
Our claims department consisted of over 300 claims professionals as of September 30, 2023. We organize our claims department by product and geography, with specialized teams aligned by area of expertise. We maintain claims disposition authority for the majority of our claims across both insurance and services. In-house claims professionals have specific niche expertise to accurately assess claims, which is crucial for the unique risks we underwrite. Our claims department maintains close collaboration with our underwriting and actuarial teams as to current claims trends and ongoing program performance.
On certain occasions where a TPA or external specialist possesses specific expertise, we may contract with them to provide services within our defined framework, subject to oversight while we retain ultimate claims settlement authority. When necessary, the claims team has access to a panel of expert attorneys, mediators, investigators, and independent adjusters who will be retained in connection with litigation or loss inspection. This allows our claims professionals to focus on more complex claims and enhances the efficiency and work quality of our claims department. We seek to adjudicate claims efficiently while maintaining strict compliance with all licensing, regulatory, and statutory requirements.
We continue to invest in claims technology that enables us to add new programs and scale rapidly. Our centralized data systems allow for the real-time identification of claims trends within a program, which can be fed back to our underwriting and actuarial teams to adjust our underwriting accordingly.
Technology
Technology is core to our strategy and a competitive advantage for Fortegra. We have invested in technology to complement and enhance our underwriting, actuarial, and claims expertise, including systems, data science and engineering, and AI . These investments have strengthened our overall operational framework, improving scalability and profitability for both us and our partners. Core system enhancements afford better claims adjudication, inform precise claims data capture, and provide improved customer service, while data engineering connects existing systems to reduce human intervention. The enrichment of claims data enhances underwriting decisions and actuarial analyses with extensive integrated data science tools.
Our business is supported by technology in multiple ways, including:
1.Assisting our underwriting and actuarial teams by providing data and insight that feeds into their decision making processes. Our underwriting is complemented by our highly trained data science and engineering teams. These teams deploy machine learning tools and a scalable data platform to support a collaborative approach that has allowed us to improve the scale and profitability of our programs. The machine learning tools that the data science team build start with input from the underwriting and actuarial teams to build bespoke models for select programs that provide meaningful insight back to the underwriters in their processes. Fortegra leverages machine learning in our marketing processes to produce underwriting-

qualified leads for our distribution partners. In our claims process, Fortegra utilizes machine learning document processing to streamline claims intake and improve data quality;
2.Improving our service platform to make it easier to do business with our distribution partners and effectively serve a high volume of policies in an efficient manner. Our integrated, proprietary technology efficiently manages the high volume of policies and claims that result from servicing a large volume of small policyholders and contract holders. Our technology is highly automated, scalable and allows us to operate efficiently;
3.Enhancing our ability to generate business leads that fit our risk profile using AI. Our flexible technology platform provides value-added services that we believe create stronger relationships with our distribution partners. Our technology platform is connected to our distribution partners and provides them with access to claims and performance dashboards. We believe our technology makes it easier for distribution partners to do business with us. These value-added services deepen our relationships and contribute to the high persistency rate with our distribution partners; and
4.Providing a scalable platform that gives us the ability to grow our business and add new product lines with minimal incremental expense. Our technology infrastructure is scalable and affords us the opportunity to add new partners and services without significant additional expense. We designed our scalable technology platform to support our continued growth while necessitating only minimal incremental investment.
Our competitive advantage stems from the successful marriage of data engineering and data science with actionable insights, as exemplified in the following:
Vehicle Service Contracts Case Study – Beginning in March 2022, we engaged a third-party consultancy firm to work with a cross-functional internal team to identify and execute various technology projects with the goal of applying data science, data engineering, and machine learning tools to improve the performance of our vehicle service contracts business, including:
•Claims Trust Score – A machine learning tool was built using historical data, designed to deliver scoring criteria on individual claims, improve claims adjusters’ decisioning and ability to better negotiate during claims adjudication. This has led to a 7.5% reduction in claims severity since the inception of the project on a book of business with approximately 84,000 claims for the year-ended December 31, 2022.
•Dealer Remediation Dashboard & New Dealer Onboarding Model – A data driven dashboard was developed to identify underperforming dealers and enable remediation efforts in a more timely and effective manner. In addition, a machine learning model was created to assist in predicting the profitability of a new dealer at the time of onboarding, providing management with more precise and relevant information surrounding product and pricing decisions. These combined actions led to a more profitable book, resulting in a 72.2% reduction in unprofitable dealers (through rehabilitation or separation), and an 8.9% reduction in total dealer count while simultaneously experiencing a 3.5% increase in the number of profitable dealers.
Reinsurance Strategy
Our reinsurance strategy fosters efficient capital management to enable continued growth of our specialty insurance platform. We leverage both quota share and excess of loss reinsurance arrangements with a diverse, highly rated, and appropriately capitalized panel of reinsurers. Reinsurance is also a key element of our enterprise risk management framework, limiting extreme loss events, reducing volatility, and driving consistent underwriting profitability for our stockholders.
Quota share reinsurance: refers to a reinsurance contract whereby the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class. We have various quota share contracts that cover our insurance programs. Our whole account quota share reinsurance agreement, which covers 40% of our commercial P&C insurance gross written premium (including general liability, professional liability, property and short-tail), provides a 60% quota share of losses and significant ceding fees to offset administrative, underwriting and acquisition expenses. Additionally, this reinsurance agreement generates ceding commission income based on underlying underwriting performance, and investment income earned by the assuming reinsurers.
Excess of loss reinsurance: refers to a reinsurance contract whereby the reinsurer agrees to assume all or a portion of the ceding company’s losses for an individual claim or an event in excess of a specified amount in exchange for a premium payable amount negotiated between the parties. We utilize an excess of loss reinsurance agreement related to catastrophic property exposures, with limits in excess of a 1:200-year event.
Captive Reinsurance Arrangements: A significant portion of our distribution partners related to the contractual liability and alternative risk lines of insurance business, as well as our auto and consumer goods line of services business, have created captive reinsurance companies to assume the underwriting risk on the products they deliver. These captive reinsurance companies are known as Producer-Owned Reinsurance Companies (“PORCs”) and, in most instances, each PORC assumes predominantly all of the underwriting risk associated with the products they deliver. In such PORC programs, as is typically required by applicable laws and insurance regulations, we act in a fronting and administrative capacity on behalf of the PORC, providing underwriting and claims management services. We receive ceding and administration fees associated with underwriting and servicing the underlying policies. Because reinsurance does not relieve us of our primary liability to the policyholder, we generally require cash or other forms of collateral posted by the PORC to secure the reinsurance receivable if a PORC is unable to pay the claims it has assumed.
Our reinsurance treaties renew on an annual basis throughout the year. At each treaty renewal, we consider several factors that influence our reinsurance program, including any plans to change the underlying insurance coverage we offer, changes in loss trends, our capital levels, changes in our risk appetite and the cost and market capacity. As we become more familiar with the specialty P&C lines we underwrite, and gain comfort with the ability of our MGAs to select risk, we may seek to modify our overall retention levels.
The following table reflects our key reinsurance treaties:

Treaty	Description	Net Retention	Reinsurance Coverage
Whole Account Quota Share	Covers general liability, professional liability, property and short-tail lines accounting for 40% of commercial P&C insurance gross written premiums	40%, $5 million per aggregate	60% Placed
Property Catastrophe Excess of Loss	Protection in excess of a 1:200 year catastrophic event	$8 Million, 50% co-participation on $4 million excess of $8 million	$40 Million excess of $8 Million per event, $80 million in aggregate
For the limited amount of gross property exposures that are in excess of desired retentions, we work with our distribution partners to purchase facultative reinsurance to cover those individual risks. In addition to the purchase of property catastrophe reinsurance, we also manage our property exposures by leveraging catastrophe models to monitor risk aggregations that are measured in terms of probable maximum loss (“PML”) and Tail Value-at-Risk (“TVAR”), both of which estimate the amount of loss we would expect in extreme loss scenarios.
In our commercial insurance business, our reinsurers tend to be highly rated, well-capitalized, professional third-party reinsurers. We typically contract with third-party reinsurers that have attained an “A-” or better financial strength rating from A.M. Best. Those reinsurers that fall below this threshold are required to post collateral on a funds held basis or with letters of credit.
Counterparty Risk
We monitor our counterparty risk monthly through both adjustments to the sliding scale commission arrangements and a thorough evaluation of our reinsurance receivables and prepaid insurance premiums, and associated collateral. The following table highlights reinsurance receivables and associated collateral as of December 31, 2022 and 2021:

($ in millions)	As of
	2022	2021
Third-party captives
Reinsurance receivables and prepaid reinsurance premiums	$603	$534
Collateral	$700	$699
% Collateralized	116%	131%
Professional Reinsurers
Reinsurance receivables and prepaid reinsurance premiums	$573	$347
Collateral	$611	$234
% Collateralized	107%	67%
Total
Reinsurance receivables and prepaid reinsurance premiums	$1,176	$881
Collateral	$1,311	$932
% Collateralized	112%	106%
__________________
(1)Includes domestic insurance companies owned by distribution partners.
(2)“Professional reinsurers” include all reinsurers except for third-party captives.
Total reinsurance receivables and prepaid reinsurance premiums were $1,176 million and $881 million as of December 31, 2022 and 2021, respectively. Of those amounts, $603 million and $534 million, respectively, related to contracts with third-party captives in which we hold collateral or receive letters of credit in excess of the reinsurance receivables and prepaid reinsurance premiums. The remainder relates to receivables held with high quality professional reinsurers. Additionally, any receivable held with unrated professional reinsurers is fully collateralized. The following table sets forth the percentage of our reinsurance receivables broken out by the A.M. Best financial strength rating of those professional reinsurers, excluding gross-up adjustments, as of December 31, 2022 and 2021.

	Percentage
Rating:	2022	2021
A++	1%	1%
A+	33%	47%
A	13%	27%
A-	30%	14%
B	—%	4%
Unrated	23%	7%
Reserves
We establish loss reserves to cover our estimated ultimate losses under all insurance policies that we underwrite, and loss adjustment expenses relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to us (case reserves) and estimates of the cost of claims that have been incurred but not yet reported.
Our reserving process is built upon expected loss and loss adjustment expense ratio picks at the program, line of business, and accident year level, which are set by management with input from underwriting, actuarial and claims. Management reviews results monthly against expected results to monitor program performance. When determined necessary, underwriting actions are discussed and implemented, and reserve changes are made.
Regular internal actuarial analyses are performed on a quarterly basis by program, line of business, and accident year/treaty year. Quarterly, an independent third-party actuarial review is completed to provide management with additional information related to reserve adequacy. Where the internal and external projections differ, a comparison is examined to determine the drivers. Information provided by the independent actuaries is considered as part of the input in the internal reserving process. Unpaid claims reserves represent our best estimates at a given time, based on actuarial estimates. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. We regularly review and update our methods of estimating such unpaid claims reserves based on actual claims experience.
Our actuaries apply a variety of generally accepted actuarial methods (including loss development methods, Bornhuetter-Ferguson methods, Cape Cod methods, and expected loss methods) to historical loss experience when calculating indicated reserves. Key assumptions underlying these analyses, including anticipated future loss development patterns and expected ultimate loss and loss adjustment expense ratios, are reviewed regularly and updated as needed based on actual claims experience. We have not made any changes to our methodologies for determining unpaid claims reserves in the periods presented.
In accordance with applicable statutory insurance company regulations, our recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries.
As of December 31, 2022, the Company's reserves were found to be consistent with reserves computed in accordance with actuarial standards of practice and make a reasonable provision for all of the Company’s unpaid loss and loss adjustment expense obligations, as well as our unearned premium reserves for long duration contracts, by the appointed independent third-party actuaries.
We believe we have a track record of sufficiently estimating our reserve liability, with a history of accurate initial loss picks that are in-line with the estimates of our independent actuaries; however, actuarial estimates are subject to estimation variability, and while management uses its best judgment in establishing the estimate of required reserves, different assumptions and variables could lead to significantly different unpaid claims estimates.
Investments
We seek to maintain a balanced and well-diversified investment portfolio with the primary investment objectives of remaining liquid to fund expected reserve payments, capital preservation, and a stable level of investment income enabling continued growth of core and new business lines. Our investment portfolio, including cash and cash equivalents and total investments, stood at $1,239.3 million as of September 30, 2023.
Investment Strategy
Our investment policy establishes the investment parameters, such as maximum percentage of investment in a certain type of security and minimum levels of credit quality and is designed to manage investment risk. Corvid Peak Capital Management, a credit oriented asset manager owned by Tiptree, manages our investment portfolio consistent with our internally prescribed guidelines and with oversight from the Fortegra management team. For more information see “Certain Relationships and Related Party Transactions.”
Our investable portion of the assets are distributed in asset classes that we believe should maintain liquidity and support capital preservation while producing attractive risk-adjusted returns. Most of the securities are invested in short-duration fixed income securities that are both highly liquid and have a high rating.
Our investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers. We conduct monthly stress tests and use predictive analytics to manage our investments, which we believe reduce risk to our investment performance. We also maintain an investment committee that meets monthly to ensure our investment objectives remain aligned with our broader strategic and financial objectives.
As of September 30, 2023, the majority of our investments, $669.6 million or 54.0% of total cash and invested assets, was comprised of fixed maturity securities that are classified as available for sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Cash & cash equivalents stood at $443.2 million, or approximately 35.8% of total cash and invested assets as of September 30, 2023, as we have intentionally maintained a larger cash portion in our portfolio to capitalize on current short-term yields and maintain liquidity. Also included in our investments were $25.0 million of equity securities (2.0%), $13.9 million of loans, at fair value (1.1%), $1.3 million of exchange traded fixed income funds (0.1%), at fair value, and $86.3 million of other investments (6.9%).
The following table provides a summary of our investments and cash and cash equivalents as of September 30, 2023 and December 31, 2022:

($ in millions)	As of September 30, 2023		As of December 31, 2022
Investments:	Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
Cash and cash equivalents	443	35.8%	389	33.7%
Available for sale securities, at fair value	$670	54.1%	$612	53.0%
Loans, at fair value	14	1.1%	14	1.2%
Common and preferred equity securities	25	2.0%	17	1.4%
Exchange traded funds	1	0.1%	56	4.9%
Other investments	86	6.9%	66	5.7%
Total cash and invested assets	$1,239	100.0%	$1,154	100.0%
Fixed Maturity Securities
As of September 30, 2023, our fixed maturity securities totaled $1,227.3 million and included cash and cash equivalents, available for sale securities, at fair value and investment grade securities classified in other investments. It had a weighted-average effective duration of 2.4 years, an average S&P rating of AA, and a book yield of 3.2%. Fixed maturity securities represented 91% of total investments.
The following table provides a summary of amortized cost and fair value on available for sale securities as of September 30, 2023 and December 31, 2022:

($ in millions)	As of September 30, 2023			As of December 31, 2022
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$457	$416	62.2%	$417	$382	62.4%
Obligations of state and political subdivisions	50	45	6.7%	54	49	8.1%
Corporate securities	191	178	26.6%	176	162	26.5%
Asset-backed securities	32	28	4.2%	20	15	2.5%
Certificate of deposits	1	1	0.1%	1	1	0.1%
Obligations of foreign governments	2	2	0.2%	3	2	0.4%
Total available for sale investments	$733	$670	100.0%	$671	$612	100.0%

The following table provides the credit quality of available for sale investments as of September 30, 2023 and December 31, 2022:

($ in millions)	As of September 30, 2023			As of December 31, 2022
Rating:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$17	$15	2.3%	$21	$19	3.2%
AA	538	490	73.2%	480	440	71.8%
A	149	136	20.3%	164	150	24.6%
BBB	25	24	3.7%	—	—	0.1%
BB	3	3	0.4%	1	1	0.2%
B or unrated	1	1	0.1%	4	1	0.2%
Total available for sale investments	$733	$670	100.0%	$671	$612	100.0%
The amortized cost and fair value of our available for sale investments is summarized by contractual maturity as of September 30, 2023 in the tables below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

($ in millions)	As of September 30, 2023
	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$213	$211	31.5%
Due after one year through five years	240	221	32.9%
Due after five years through ten years	38	35	5.2%
Due after ten years	210	175	26.2%
Asset-backed securities	32	28	4.2%
Total available for sale investments	$733	$670	100.0%
Competition
We operate in several niche markets and believe that no single company competes against us in all of our business lines. We may compete with other specialty insurance carriers within a given program, but we identify no specific insurers as clear competition across all of our programs. Within the United States, we compete with specialty insurers like RLI Corporation W.R. Berkley Corporation, Kinsale, Skyward Specialty and Markel Corporation. Across our varying lines of business, we compete with a number of companies that write similar products, including: AIG, Allstate, Assurant, Asurion, LLC, AXA SA, Securian Financial, and Great American. These lists are not exhaustive and are constantly evolving as program coverage for both us and our competitors evolves.
In general, the insurance markets our programs operate in are highly competitive. The competition we face is due to a confluence of factors, including product pricing, industry knowledge and expertise, quality of customer service, effectiveness of distribution channels, technology platforms and underwriting processes, the quality of information systems, financial strength ratings, size, breadth of products offered, overall reputation, and other factors. We primarily compete by leveraging our proprietary technological innovations, decades of underwriting expertise, robust distribution relationships, data-driven marketing initiatives, our “agent-centric” mentality, and best-in-class reputation.
In addition to leveraging our existing relationships, we compete for new business and new distribution relationships by partnering with reinsurers, expanding into new programs and geographies, working with reinsurance intermediaries and participating in industry association conferences at which we meet with potential new distribution partners.

Ratings
We currently have a rating of “A-” (Excellent) (Outlook Stable) from A.M. Best, which rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “S” (Rating Suspended). “A-” (Excellent) is the fourth highest rating. The Company’s A.M. Best adjusted leverage ratio as of September 30, 2023 was 19.7% which assumes a 65% equity credit for the Junior Subordinated Notes and 20% equity credit on the Preferred Trust Securities. In evaluating a company’s financial and operating performance, A.M. Best performs quantitative and qualitative analyses, which includes a reviews of the company’s balance sheet strength, operating performance and business profile. Each of A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities.
Enterprise Risk Management
We maintain an enterprise risk management function that is responsible for analyzing and reporting our risks, managing risks within established tolerances, and monitoring, on an ongoing basis, that our risk management objectives are met. These objectives include ensuring proper risk controls are in place; risks are effectively identified, assessed, and managed; and key risks to which we are exposed are appropriately disclosed.
The Board of Directors has formal oversight responsibility for the risks associated with our business and the risk management function of the company. The roles of the Board of Directors include: setting risk strategy; establishing risk appetite; evaluation and oversight of our risk management framework; and approving the compensation policies. The Board is supported in discharging its responsibilities by the Risk Committee of the company, which is comprised of senior members of our executive management team.
Our enterprise risk management function, processes and governance are supported by substantial data analytics and modeling activities and actuarial analyses. The company’s actuarial function utilizes multiple methodologies and has a robust set of controls in place to actively assess and monitor the reasonableness of claims reserves, and to quickly assess and react to potential adverse loss emergence.
Consistent with standard industry practice for insurance companies, we use reinsurance to manage our underwriting risk and efficiently utilize capital.
Management has identified key risk metrics for underwriting, investment, non-investment financial and operating risks. These metrics are compiled and reported to the Risk Committee on a quarterly basis. These key risk metrics are designed to be quantitative and measurable, assisting the Risk Committee in tracking changes in risk levels over time and to identify trends and patterns that may indicate an increased likelihood of risk.
Our enterprise risk management framework, which is guided by the Own Risk and Solvency Assessment (“ORSA”) model developed by the NAIC, plays an important role in fostering our risk management culture and practices. As our business evolves, we will enhance and further integrate the enterprise risk management framework across the organization, continuously reviewing opportunities to develop and strengthen the risk management processes and capabilities of the company.
Seasonality
Our financial results have historically been, and we expect will continue to be, affected by seasonal variations. Our commercial P&C lines of business are subject to underlying program renewal dates, while a significant portion of our revenues related to the alternative risks and auto and consumer goods warranty lines of business may fluctuate seasonally based on consumer spending, which has historically been higher in September and December, corresponding to auto-sales events and the back-to-school and holiday seasons. Accordingly, our revenues have historically been higher in the third and fourth quarters than in the first half of the year.
Intellectual Property
We own or license a number of trademarks, trade names, service marks, trade secrets and other intellectual property rights that relate to our services and products within the various jurisdictions we operate. Although we believe that these intellectual property rights are, in the aggregate, important to our business, we also believe that our business is not materially dependent upon any particular trademark, trade name, copyright, service mark, license or other intellectual property right. Additionally, our insurance subsidiaries have entered into confidentiality agreements with their program partners that impose restrictions on program partners’ use of our proprietary software and other intellectual property rights.
Human Capital Resources
As of September 30, 2023, we had over 1,100 employees across 25 offices in nine countries. Our team is comprised of talented professionals with diverse backgrounds, experiences, and skillsets, reflecting our commitment to inclusivity and equal opportunity. We actively seek to attract, retain, and develop top-tier talent. Our success is driven by the dedication, expertise, and diversity of our workforce. We recognize that our employees are our most valuable asset and that fostering a culture of talent development, inclusivity and innovation is integral to our long-term growth and sustainability.
Our approach to compensation and benefits is strategically designed to drive optimal company performance. We believe that employee motivation, engagement, and well-being directly impact our success. To achieve alignment, we have implemented a comprehensive compensation and benefits strategy that focuses on merit-based rewards, skill development, and employee well-being. By tying compensation to performance, offering opportunities for growth and advancement, and providing benefits that support physical and mental health, we create a motivated and dedicated workforce that is fully committed to our Company’s goals. This alignment not only enhances our productivity and innovation, but also fosters a culture of loyalty and long-term commitment, ultimately contributing to our sustained growth and profitability.
We invest significantly in talent development, offering a range of programs and opportunities to enhance the skills and capabilities of our workforce. These initiatives include:
•The Company’s Leadership Development Program (“LDP”), an early career program designed to attract and develop talent. The LDP includes recent college graduates who typically rotate through several departments over a two-year period, with the intent of gaining a deeper understanding of Fortegra and ultimately becoming better equipped with the knowledge and experience needed to excel as future leaders.
•Fortegra N.O.W. (Network of Women), our inaugural employee resource group, is working to foster a supportive and equitable environment within Fortegra. The group achieves this by providing networking opportunities, educational initiatives, mentoring programs, and policies that support the unique needs of women in the workforce. Although led by women, the programming and resources provided are available to all Fortegra employees.
Our human capital strategy enables us to adapt to changing market conditions, innovate, and drive sustainable growth. We are committed to nurturing our workforce, promoting a culture of excellence, and maintaining our position as an employer of choice within our industry.
Fortegra Foundation
Fortegra Foundation (the “Foundation”), a non-profit corporation chaired by our Chief Executive Officer, Mr. Richard S. Kahlbaugh, is a 501(c)(3) tax-exempt charity committed to giving back to the communities in which we live and work. The Foundation accomplishes this objective through monetary donations to local, national, and global organizations providing support to military families and improving the health and welfare of children and families—

our two primary areas of focus. For example, we have supported clean water initiatives in Africa and, in 2022 alone, helped build three life-changing water wells in The Republic of Zambia.
Properties
Our principal executive offices are located at 10751 Deerwood Park Blvd, Jacksonville, Florida, 32256. We and our subsidiaries lease properties throughout the United States and Europe, all of which are used as administrative offices. We believe that the terms of the leases at each of our subsidiaries are sufficient to meet our present needs and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.
Legal Proceedings
The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act (“KCPA”) and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. The plaintiffs seek compensatory and punitive damages, attorneys’ fees and interest.
Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.
In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of the plaintiffs as to the Subclass A breach of contract claim (the “Subclass A Order”) and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the “Subclass B Order”). The court found in favor of the Company as to the plaintiffs’ claims for common law fraud and violation of Kentucky’s insurance statutes and ordered the plaintiffs’ Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.
In December 2022, the court dismissed the plaintiffs’ KCPA claims as to both Subclass A and Subclass B. The court also dismissed the plaintiffs’ breach of covenant of good faith and fair dealing claim as to Subclass B but declined to dismiss such claim as to Subclass A pending resolution of the Company’s appeal. A trial previously scheduled for December 2023 has been remanded while the matter is on appeal.
The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.
The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position. See Note (20) Commitments and Contingencies in the accompanying consolidated financial statements for additional information on litigation matters.

REGULATION
Our business is subject to extensive regulation and supervision, including at the federal, state, local and foreign levels. We cannot predict the impact of future changes to such laws or regulations on our business. Future laws and regulations, or the interpretation thereof, may have a material adverse effect on our business, results of operations, financial condition and cash flows.
State Regulation
State insurance laws and regulations regulate most aspects of our business, and our insurance company subsidiaries are primarily regulated by the insurance departments of the states in which they are domiciled and licensed. Each of our U.S. insurance subsidiaries is domiciled in one of the following states: Arizona, California, Delaware, Georgia, Kentucky and Louisiana (each, a “Fortegra Domiciliary State”). Our service contract and motor club and premium finance subsidiaries are regulated by state insurance departments and other agencies where they operate. We are active in 50 states in the United States.
The extent of U.S. state insurance regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. The purpose of the laws and regulations affecting our insurance company subsidiaries is primarily to protect the policyholders and not our stockholders, noteholders or agents. The regulation, supervision and administration by state departments of insurance relate, among other things, to: standards of solvency that must be met and maintained, restrictions on the payment of dividends, changes in control of insurance companies, review and approval of certain affiliate transactions, the periodic examination of the affairs of insurance companies, assessments imposed by guaranty associations, the form and content of required financial statements, the licensing of insurers and their agents and other producers, the types of insurance that may be written, privacy practices, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, approval of policy forms and premium rates, the types of risks that are not subject to form and rate regulation, and the regulation of market conduct, including advertising, underwriting, claims practices, policy cancellation or non-renewal, and the insurer’s oversight of its agents. Our insurance products and our business are also affected by state and local tax laws.
The NAIC, which is further discussed below, and state insurance regulators are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. Furthermore, while the federal government currently does not directly regulate the business of insurance, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, privacy, tort reform legislation and taxation. See “—Federal Oversight.” We cannot predict the future impact of changing regulation on the operations of our insurance company subsidiaries. See “Risk Factors—Risks Related to Regulatory and Legal Matters—Compliance with existing and new regulations affecting our business may increase costs and limit our ability to pursue business opportunities.”
NAIC
The NAIC is an organization whose mandate is to benefit state insurance regulatory authorities and consumers by promulgating model insurance laws and regulations for adoption by the states. The NAIC also provides standardized insurance industry accounting and reporting guidance through its Accounting Practices and Procedures Manual (the “Manual”). However, model insurance laws and regulations are only effective when adopted by the states, and statutory accounting and reporting principles continue to be established by individual state laws, regulations and permitted practices. Changes to the Manual or modifications by the various state insurance departments may impact the statutory capital and surplus of our insurance company subsidiaries.
The NAIC adopted the Risk Management and ORSA Model Act, which requires larger insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the material and relevant risks associated with the insurer’s (or insurance group’s) current business plans. Under the ORSA Model Act, an insurer must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and is available to other domiciliary regulators within the holding company system. Our insurance companies file an annual ORSA report with our lead state regulator, Delaware.
In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the “Corporate Governance Model Act”), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. Our lead state regulator is the State of Delaware.
Each of the Fortegra Domiciliary States have adopted a version of the Corporate Governance Model Act, and the first corporate governance annual disclosure under those laws was due on June 1, 2016.
Insurance Holding Company Statutes
As a holding company, The Fortegra Group, Inc. is not regulated as an insurance company, but because it owns, directly or indirectly, capital stock in insurance company subsidiaries, it is subject to the state insurance holding company statutes, as well as certain other laws of each of the Fortegra Domiciliary States. All holding company statutes, as well as other laws, require disclosure and, in many instances, prior regulatory approval or non-disapproval of material transactions between an insurance company and an affiliate, change of control of a domestic insurer and payments of extraordinary dividends or distributions. Transactions within the holding company system affecting insurers must be fair and reasonable, and each insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs.
In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the “Holding Company Model Act”). The Holding Company Model Act introduced the concept of “enterprise risk” within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers or reinsurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies.
In December 2014, the NAIC promulgated additional amendments to the Holding Company Model Act for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.
The Holding Company Model Act, as amended, must be adopted by the individual states for the new requirements to apply to our insurance company subsidiaries. Each of the Fortegra Domiciliary States has substantially adopted the Holding Company Model Act, as amended in 2010 and 2014.
Dividends Limitations
The Fortegra Group, Inc. is a holding company and has limited direct operations. Its holding company assets consist primarily of the capital stock of its subsidiaries. Accordingly, its future cash flows depend upon the availability of dividends and other payments from its subsidiaries, including statutorily permissible payments from its insurance company subsidiaries, as well as payments under our tax allocation agreement and management agreements with its subsidiaries. The ability of its insurance company subsidiaries to pay dividends and to make other payments is limited by applicable laws and regulations of the states in which its insurance company subsidiaries are domiciled and in which they operate, which vary from state to state and by type of insurance provided by the applicable subsidiary. These laws and regulations require, among other things, our insurance company subsidiaries to maintain minimum solvency requirements and limit the amount of dividends they can pay to their respective holding company. Along with solvency regulations, the primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. In the future, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources. See “Risk Factors—Risks Related to Regulatory and Legal Matters—Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.”
Regulation of Investments
Our insurance company subsidiaries must comply with their respective state of domicile’s laws regulating insurance company investments. These laws prescribe the kind, quality and concentration of investments and, while unique to each state, the laws are modeled on the standards promulgated by the NAIC. Such investment laws are generally permissive with respect to federal, state and municipal obligations and more restrictive with respect to corporate obligations, particularly non-investment grade obligations, foreign investment, equity securities and real estate investments. Each insurance company is therefore limited by the investment laws of its state of domicile from making excessive investments in any given security (such as single issuer limitations) or in certain classes of riskier investments (such as aggregate limitation in non-investment grade bonds). The diversification requirements are broadly consistent with our investment strategies. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purpose of measuring statutory surplus and, in some instances, would require divestiture of such non-complying investments.
Statutory Examinations
As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed financial examinations, generally once every three to five years, of the books, records, accounts and operations of insurance companies that are domiciled in their states. Examinations are generally carried out in cooperation with the insurance departments of other, non-domiciliary states under guidelines promulgated by the NAIC. Our U.S. P&C insurance companies were most recently examined as of 2021, with reports issued in 2023 with no material adverse findings. The Kentucky Department of Insurance also participated in this examination, though our Kentucky domiciled company is a life insurance company. The examination reports are available to the public. Our remaining US life insurance companies, being Georgia and Louisiana domiciled companies, are currently undergoing examination based on the year-end 2022, with final examination reports expected in 2024.
Risk-Based Capital Requirements
The NAIC has adopted a model act with RBC formulas to be applied to insurance companies. RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. RBC standards are used by state insurance regulators as a tool to monitor capital adequacy and to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating capital conditions. RBC requirements are intended to raise the level of protection of policyholder obligations and provide an additional standard for minimum capital requirements that insurers should meet to avoid being placed in rehabilitation or liquidation. The Fortegra Domiciliary States have adopted laws substantially similar to the NAIC’s RBC model act.
A company calculates RBC by using a specified formula that applies factors to various risks inherent in the insurer’s operations. The adequacy of a company’s actual capital can then be measured by a comparison to its RBC as determined by a formula. RBC levels are not intended as a measure to rank insurers generally, and the insurance laws in the Fortegra Domiciliary States generally restrict the public dissemination of insurers’ RBC levels. Under laws adopted by individual states, insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.
The calculation of RBC requires certain judgments to be made, and, accordingly, our insurance company subsidiaries’ current RBC may be greater or less than the RBC calculated as of any date of determination.
Credit for Reinsurance
The Non-admitted and Reinsurance Reform Act contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premiums (which are that portion of written premiums which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer. Our Arizona domiciled company is a domestic surplus lines company, which means that it does not offer, nor is it licensed in other states to offer, admitted lines of business. Accordingly, we are pursuing our Arizona company accredited reinsurer status by filing with each state, with 30 approvals as of September 30, 2023.
Federal Oversight
Although the insurance business in the United States is primarily regulated by the states, federal initiatives can affect our business and our insurance subsidiaries in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business. These areas include financial services regulation, consumer protection regulation, securities regulation, privacy regulation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies.
With regard to our payment protection products, there are not only state, but also federal laws and regulations that govern the ability to offer our products and disclosures related to lenders’ sales of those products. Our ability to offer and administer those products on behalf of financial institutions is dependent upon their continued ability to sell those products. To the extent that federal or state laws or regulations, including actions by the CFPB, change to restrict or prohibit the sale of these products, our revenues would be adversely affected. The Dodd-Frank Act created the CFPB to add new regulatory oversight for the sales practices of financial institutions. While the CFPB does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect the Company’s business or the clients that we serve. In the past, the CFPB’s enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our revenues. The full impact of the CFPB’s oversight is unpredictable and has not yet been realized fully. In addition, based on a U.S. Supreme Court decision in 2020, the director of the CFPB may be removed by the President at will, so it is anticipated that such changes will be made with each change in administration. At this time, it is uncertain whether or to what extent any changes will be made.
Similarly, the sales of our service contracts could be affected by federal laws and regulations that govern the ability of our distributors to offer our products and the disclosures related to their sales of those products. The Federal Trade Commission has jurisdiction over, among others, retailers and auto dealers. To the extent that federal or state laws or regulations, including actions by the Federal Trade Commission, change to restrict or prohibit the sale of these products, our revenues would be adversely affected.
With respect to the P&C insurance policies we underwrite, various federal regulatory authorities, including the CFPB, have taken actions with respect to creditor-placed insurance business. The NAIC is currently revising the Creditor-Placed Insurance Model Act and further actions may be taken by state and federal regulators that may place additional barriers on creditor-placed insurance.
Privacy and Information Security Regulation
As discussed above, federal and state laws and regulations require financial institutions, including insurers, to protect the security and confidentiality of non-public personal information, including certain health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of that information. State laws regulate use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain non-personal information, including social security numbers.
The Health Insurance Portability and Accountability Act (“HIPAA”) and regulations adopted pursuant to HIPAA require us to maintain the confidentiality, integrity and availability of individually identifiable health information that we collect, implement administrative, physical and technological measures to safeguard such information and provide notification in the event of a breach in the privacy or confidentiality of such information. The use and disclosure of certain data that we collect from consumers is also regulated by the Gramm-Leach-Bliley Act, which established consumer protections regarding the security and confidentiality of nonpublic personal information and, as implemented through state insurance laws and regulations, require us to make full disclosure of our privacy policies to customers.
The issues surrounding data security and the safeguarding of consumers’ protected information are under increasing regulatory scrutiny by state and federal regulators, particularly in light of the number and severity of recent U.S. companies’ data breaches. The New York State Department of Financial Services (the “NYDFS”) published a cybersecurity regulation, which became effective on March 1, 2017 that required financial institutions regulated by the NYDFS, including certain of our insurance company subsidiaries, to establish a cybersecurity program. The regulation includes specific technical safeguards as well as requirements regarding governance, incident planning, data management, system testing and regulator notification. Other states have subsequently passed similar privacy laws and regulations, including the California Consumer Privacy Act that was enacted in 2018 and became effective January 2020. In addition to the NYDFS cybersecurity regulation and those of other states, the NAIC adopted the Insurance Data Security Model Law in October 2017. Under the model law, institutions that are compliant with the NYDFS cybersecurity regulation are deemed also to be in compliance with the model law. The model law has been adopted by certain states and is under consideration by others. We expect that additional regulations could be enacted in other jurisdictions that could impact our cybersecurity program. Depending on these and other potential implementation requirements, we will likely incur additional costs of compliance. See “Risk Factors—Risks Related to our Intellectual Property and Data Privacy—Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.”
International Oversight
We are active and subject to regulation in twenty foreign jurisdictions and intend to write business in additional foreign jurisdictions.
A portion of our foreign business is conducted via our insurance company in Malta. Malta is a member country of the EU, and we are active in eighteen countries in the EU. The EU’s executive body, the European Commission, implemented insurance directives and capital adequacy and risk management regulations. EU member countries follow the insurance directives approved by the European Commission. The insurance directives set forth a regulatory regime for the authorization and supervision of insurers, with a minimum set of rules and standards for protecting policyholders across the EU. These directives give insurers authorized in any one EU country or territory the freedom to conduct insurance business in any other EU country or territory, referred to as passporting. Procedures are in place regarding the notifications and approvals by the home state regulator for passporting. Insurers exercising this freedom continue to be regulated by their home state regulator, although the host state is entitled to impose domestic rules with which passporting insurers are required to follow for their business in the host state, in the interest of the general good. Within this context, our Malta company is authorized and supervised by the Malta Financial Services Authority (“MFSA”) and passports across EU member states.
In addition to the regulation of authorization and distribution, the European Commission established capital adequacy and risk management regulations, called Solvency II, that apply to businesses within the EU. Solvency II includes capital requirements, risk management and corporate governance frameworks, and financial reporting requirements, which are subject to MFSA regulatory oversight. The MFSA also has conduct oversight related to the offering of our products in the EU under the European Commission’s insurance directives. Actions taken by the MFSA related to prudential and/or conduct oversight could result in additional capital requirements or restrict or prohibit the sale of our products, which would adversely affect our business, revenues and results of operations.

Even though the United Kingdom exited the EU, United Kingdom insurance regulation generally follows the same insurance directives and Solvency II principles, with the Prudential Regulatory Authority overseeing Solvency II principles and the Financial Conduct Authority overseeing the market conduct principles within those insurance directives. After Brexit, United Kingdom regulators established the Temporary Permissions Regime (TPR), which permits passporting insurers to continue operating in the United Kingdom for up to three years post-Brexit. Our Malta company was passporting into the United Kingdom prior to Brexit and registered to operate under the TPR until our branch was granted permanent authority United Kingdom regulators in July 2022. Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. Post-transition period changes to the EU and United Kingdom legal, trade and regulatory frameworks, as well as changes to United Kingdom regulatory requirements for insurers operating in that host country, could increase our compliance costs and subject us to operational challenges in the region. Actions taken by the prudential regulator and/or conduct regulator could result in additional capital requirements or restrict or prohibit the sale of our products, which would adversely affect our business, revenues and results of operations.
A portion of our business is also ceded to our reinsurance company subsidiary domiciled in Turks and Caicos. Our Turks and Caicos company is subject to Solvency II type of regulation by the domestic regulator.
Regulation of Our Administration Services
We are subject to federal and state laws and regulations related to our administration of insurance products on behalf of other insurers. In order for us to process and administer insurance products of other companies, we are required to maintain TPA licenses in the states where those insurance companies operate. Through our service offerings, we also are subject to the related federal and state privacy laws and must comply with data protection and privacy laws, such as the Gramm-Leach-Bliley Act and HIPAA discussed above, and certain state data privacy laws. We are also subject to laws and regulations related to telemarketing calls and unsolicited email or fax messages to consumers and customers. In addition, the terms of our contracts typically require us to comply with applicable laws and regulations. If we fail to comply with any applicable laws, acts, rules or regulations, we may be restricted in our ability to provide services and may also be subject to civil or criminal fines or penalties, litigation or contract termination.

MANAGEMENT
The following table provides information regarding our executive officers and the Board of Directors as of December 19, 2023:

Name	Age	Position
José Arredondo	34	Director
Michael G. Barnes	57	Chairman of the Board
John J. Hendrickson	63	Director
Jonathan Ilany	70	Director
Richard S. Kahlbaugh	63	President and Chief Executive Officer and Director
Randy S. Maultsby	50	Director
Jeffrey Stein	42	Director
Sean S. Sweeney	66	Director
Edward Peña	44	Chief Financial Officer
Mark E. Rattner	58	Executive Vice President and Chief Underwriter & Product Management, Specialty & Credit
Abigail Taylor	43	Chief Operating Officer
(1)		Director Nominee
_______________
(1)         has agreed to become a director and is expected to be appointed to the Board of Directors on or prior to the closing of this offering.
José Arredondo has served as a member of our Board of Directors since June 2022. Mr. Arredondo, a Principal at Warburg Pincus LLC based in New York, joined Warburg Pincus LLC in 2021, and is a member of the Capital Solutions team. Prior to joining Warburg Pincus LLC, he was a Principal in Blackstone’s Tactical Opportunities group where he focused on investments across the residential mortgage and life insurance sectors for over seven years. Previously, Mr. Arredondo was an Analyst in Consumer & Retail group of the Investment Banking Division at Goldman Sachs Group, Inc. He currently sits on the board of the Company and is an observer of Exeter Finance and EverBank. Mr. Arredondo holds a BS in Business Administration with finance and accounting majors from Georgetown University’s McDonough School of Business. Mr. Arredondo was selected to serve as a member of our Board of Directors because of his extensive senior level experience and his extensive knowledge of our business and industry.
Michael G. Barnes has been our Chairman of the Board of Directors since 2021. Mr. Barnes has been a member of Tiptree’s board of directors since August 2010 and he currently serves as Tiptree’s Executive Chairman and a member of its Executive Committee. In 2007 Mr. Barnes founded Tiptree Financial Partners, L.P. (“TFP”), Tiptree’s predecessor, and served as Chief Executive Officer until 2012 and Chairman until its merger with Tiptree in 2018. In addition, Mr. Barnes is a founding partner and principal of Corvid Peak Holdings, L.P., formerly known as Tricadia Holdings, L.P., and its affiliated companies. Prior to the formation of Corvid Peak in 2003, Mr. Barnes spent two years as Head of Structured Credit Arbitrage within UBS Principal Finance LLC, a wholly owned subsidiary of UBS Warburg, which conducted proprietary trading on behalf of the firm. Mr. Barnes joined UBS in 2000 as part of the merger between UBS and PaineWebber Inc. Prior to joining UBS, Mr. Barnes was a Managing Director and Global Head of the Structured Credit Products Group of PaineWebber. Prior to joining PaineWebber in 1999, he spent 12 years at Bear Stearns & Co. Inc. (“Bear Stearns”), the last five of which he was head of its Structured Transactions Group. Mr. Barnes was the Chairman of the Board of Philadelphia Financial Group, Inc., a private placement life insurance, annuity and administration company, from June 2010 until June 2015, and Care Investment Trust Inc., a senior living real estate company, from August 2010 until February 2018. Mr. Barnes received his A.B. from Columbia College. Mr. Barnes was selected to serve as a member of the Board of Directors because of his extensive senior level experience and his extensive knowledge of our business and industry.
John J. Hendrickson has served as a member of our Board of Directors since June 2022. Mr. Hendrickson is the Chief Executive Officer of Concert Group Holdings, Inc. (“Concert”), a privately-owned insurance holding company offering insurance fronting and related services, a position he has held since January 2023. Mr.

Hendrickson has 40 years of experience in the insurance industry, including as Chief Executive Officer of StarStone Group from 2020 to 2022, Director of Strategy at Validus Holdings, Inc. from 2013 to 2018 where he also served as a board member since formation, and various executive positions at Swiss Re where he was a member of the Executive Board. From 1985 to 2012, Mr. Hendrickson was founder and managing partner of SFRi LLC, an insurance investment and advisory firm, and a founding managing director of Smith Barney’s insurance investment banking practice. Mr. Hendrickson was selected to serve as a member of our Board of Directors because of his extensive experience in senior management positions and insurance industry and investment experience.
Jonathan Ilany has served as a member of our Board of Directors since March 2015. Since November 2015, he has served as the Chief Executive Officer of Tiptree and as a member of its board of directors and Executive Committee. From February 2015 to November 2015, Mr. Ilany was Co-Chief Executive Officer at Tiptree. From October 2014 until February 2015, he was Executive Vice President, Head of Mortgage Finance and Asset Management at Tiptree. Mr. Ilany served as a director of Rescap, a subsidiary of Ally Bank from November 2011 until December 2013. Mr. Ilany has also served as a director of Care Investment Trust Inc., a senior living real estate company, from August 2010 until February 2018. Mr. Ilany was a partner at Mariner Investment Group from 2000 until 2005, responsible for hiring and setting up new trading groups, overseeing risk management, and serving as a senior member of the Investment Committee and Management Committee. From 1996 until 2000, Mr. Ilany was a private investor. From 1982 until 1995, Mr. Ilany held various senior management roles at Bear Stearns, including as a Senior Managing Director and a member of the board of directors. From 1980 until 1982, Mr. Ilany worked at Merrill Lynch. From 1971 until 1975, Mr. Ilany served in the armored corps of the Israeli Defense Forces, and he was honorably discharged holding the rank of First Lieutenant. Mr. Ilany received his B.A. and M.B.A. from the University of San Francisco. Mr. Ilany was selected to serve as a member of the Board of Directors because of his extensive risk management and senior managerial experience in the financial services industry, his board experience and his extensive knowledge of our business and industries.
Richard S. Kahlbaugh has served as our President and Chief Executive Officer and a director since June 2007. Prior to becoming President and Chief Executive Officer, Mr. Kahlbaugh was our Chief Operating Officer from 2003 to 2007. He also serves as the President, Chief Executive Officer and Chairman of all our insurance company subsidiaries. Prior to joining us in 2003, Mr. Kahlbaugh served as President and Chief Executive Officer of Volvo’s Global Insurance Group. He also served as the first General Counsel of the Walshire Assurance Group, a publicly traded insurance company, and practiced law with McNees, Wallace and Nurick. Mr. Kahlbaugh also served on the board of directors of Campus Crest Communities, Inc. from 2010 until November 2014, and served as its Executive Chairman from November 2014 until March 2016 and interim Chief Executive Officer from November 2014 until February 2015. Mr. Kahlbaugh holds a J.D. from The Delaware Law School of Widener University and a B.A. from the University of Delaware. Mr. Kahlbaugh was selected to serve on the Board of Directors in light of his significant knowledge of our products and markets, his experience leading Fortegra when it was previously a public company and his ability to provide valuable insight to the Board of Directors as to day-to-day business issues we face in his role as our Chief Executive Officer.
Randy S. Maultsby has served as a member of our Board of Directors since April 2021. Since 2021, Mr. Maultsby has been the President and a member of the board of directors of Tiptree, where he focuses on corporate strategy and development. He is responsible for overseeing Tiptree’s acquisition, disposition, and capital markets activities. Mr. Maultsby represents Tiptree sitting on the board of Reliance First Capital, LLC and was previously on the board of Fortegra Financial Corporation from 2015 to 2021. Mr. Maultsby has also been an independent director and a member of the audit committee of Invesque Inc. since 2018. Prior to joining Tiptree in 2010, Mr. Maultsby was a Senior Vice President in the investment banking division of Fox-Pitt, Kelton (“FPK”). During his investment banking career, he focused on providing strategic advice to a broad array of banks, finance, asset management and brokerage clients. Prior to joining FPK, Mr. Maultsby was an Associate in the Mergers and Acquisitions Group at JP Morgan and an Analyst in the Financial Institutions Group at Citigroup. Mr. Maultsby graduated with a B.A. from Hampton University. Mr. Maultsby was selected to serve as a member of our Board of Directors because of his extensive senior level experience and his extensive knowledge of our business and industry.

Jeffrey Stein has served as a member of our Board of Directors since June 2022. Mr. Stein joined Warburg Pincus LLC in 2006 and is based in New York. He serves as a Managing Director and is Head of the U.S. Financial Services group. In addition to being a director of the Company, Mr. Stein is currently a director of SCM Insurance Services, Facet Wealth, Kestra Financial, Fetch Insurance, Edelman Financial Engines and K2 Insurance Services. He also serves on the board of East Side House Settlement. Prior to joining Warburg Pincus LLC, Mr. Stein worked in the Firmwide Strategy Group and Financial Institutions Investment Banking Group at Goldman Sachs Group, Inc. Mr. Stein holds a BS in Economics from the Wharton School of the University of Pennsylvania. Mr. Stein was selected to serve as a member of our Board of Directors because of his extensive senior level experience and his extensive knowledge of our business and industry.
Sean S. Sweeney has served as a member of our Board of Directors since June 2022. Mr. Sweeney is currently a director and investor of 1251 Capital Group, Inc., a position he has held since 2017. From 2013 to 2019, Mr. Sweeney served as senior global management consultant for Tokio Marine Holdings, assisting their international operations to improve efficiencies. Prior to that role, Mr. Sweeney worked at Philadelphia Insurance Companies from 1979 to 2013, in various roles, and was President and CEO after it was acquired by Tokio Marine Holdings in 2008. Mr. Sweeney previously served on the Board of Directors of various companies, including Philadelphia Insurance Companies from 1993 to 2008; Tokio Marine North America from 2008 to 2013; our subsidiary, Fortegra Financial Corporation, from 2013 to 2014, while it was a public company; World Energy Solutions, Inc. from 2014 to 2015; and has been a director of LIO Insurance Company since 2022. Mr. Sweeney received his B.S. from University of Mount Union and his M.B.A. from St. Joseph University. Mr. Sweeney was selected to serve as a member of our Board of Directors because of his vast experience in the insurance and marketing fields, as well as his past senior executive positions and leadership experience.
Edward Peña has served as our Executive Vice President and Chief Financial Officer since August 2023. Prior to joining us, he worked for Liberty Mutual Insurance from 2017 until 2023 in a number of roles, most recently as EVP & CFO, Global Retail Markets. From 2012 to 2017, Mr. Peña worked at CoAction Specialty Insurance in various financial and capital planning roles, and prior to that, from 2002 to 2012, Mr. Peña worked at J.P. Morgan Chase & Co. across various roles in investment banking, corporate finance, and strategy. Mr. Peña graduated with a B.A. from Yale University and M.B.A from the Tuck School of Business at Dartmouth College.
Mark E. Rattner has served as our Executive Vice President and Chief Underwriter & Product Management, Specialty & Credit since September 2016. Prior to joining us in 2016, he previously worked for Houston International Insurance Group from January 2011 until August 2016 in a number of roles, most recently as Senior Vice President from January 2012 until August 2016, where he created the professional liability division, and prior to that he served as the Chairman and Chief Executive Officer of Terrapin Capital Holdings. Mr. Rattner also was an owner and director of Rattner Mackenzie Limited from January 2005 to January 2008, and was Chairman and Chief Executive Officer of Professional Indemnity Agency, Inc., a subsidiary of HCC Insurance Holdings, Inc., from January 2001 to January 2005. He was President, Chief Executive Officer and Director of Professional Indemnity Agency, Inc., a subsidiary of Marshall Rattner, Inc., from January 1991 until January 2001.
Abigail “Abbie” Taylor has served as our Executive Vice President and Chief Operating Officer since May 2023. Previously, from 2013 to 2022, Ms. Taylor held various roles at Asurion, LLC, most recently as the General Manager of Asurion, LLC’s retail business segment overseeing clients as well as the Chief Operations Leader for the company’s Strategic Portfolio, which included select North and South American wireless carriers and cable providers in various countries. Ms. Taylor spent her early career at Bain & Company, PepsiCo Inc. and EY-Parthenon in strategy and finance roles. Ms. Taylor graduated with an A.B. from Duke University and an M.B.A. from Harvard Business School.
Controlled Company
For purposes of the rules of NYSE, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that Tiptree and Warburg, as a group, will continue to indirectly own more than 50% of our common stock upon completion of this offering. In addition, Tiptree and Warburg will continue to have the right to designate a majority of the members of the Board of Directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the rules of NYSE. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors or (ii) a Compensation, Nominating and Governance Committee composed entirely of independent directors. Therefore, following this offering, our Compensation, Nominating and Governance Committee will not consist entirely of independent directors; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE rules applicable to non-controlled companies. The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, subject to the applicable phase-in exceptions.
Board of Directors Composition
Our Board of Directors consists of eight members and following the completion of this offering, we expect the Board of Directors will consist of nine members. Mr. Barnes is and will continue to serve as our Chairman of the Board of Directors. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, we have determined that each of Mr. Hendrickson, Mr. Sweeney and           is an “independent director” as defined under applicable NYSE rules. The exact number of members on the Board of Directors may be modified from time to time by the Board of Directors and the Board of Directors may fill any vacancies subject to the terms of the amended and restated stockholders’ agreement. Our amended and restated certificate of incorporation will provide that the Board of Directors will be divided into three classes whose members serve three-year terms expiring in successive years. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation or removal. The Tiptree-designated directors, consisting of Messrs. Barnes, Ilany and Maultsby, each will have three votes on any matter such director is entitled to vote. One of the Warburg-designated directors, Mr. Stein, will have two votes on any matter he is entitled to vote. Each other director will have one vote on any such matter.
Our amended and restated certificate of incorporation will provide that at each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following such election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
We intend to enter into an amended and restated stockholders’ agreement with Tiptree and Warburg, pursuant to which, so long as Tiptree or Warburg, as applicable, own at least five percent (5%) of our issued and outstanding common stock, we will nominate and use reasonable best efforts to have such number of directors designated by Tiptree or Warburg, as applicable, equal to the percentage of our outstanding common stock beneficially owned by Tiptree and its affiliates or Warburg and its affiliates, multiplied by the total number of directors that there would be on our Board of Directors if there were no vacancies, rounded up to the nearest whole number, provided that so long as Tiptree or Warburg, as applicable, own at least five percent (5%) of our issued and outstanding common stock, each shall have the right to designate at least one individual for election to the Board of Directors. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.
Board of Directors Committees
The Board of Directors direct the management of our business and affairs and conduct its business through its meetings. Following the offering, our Board of Directors will have an Audit Committee, a Compensation, Nominating and Governance Committee and a Risk Committee. In addition, from time to time, other committees may be established under the direction of the Board of Directors when necessary or advisable to address specific issues.
Each of the Audit Committee and the Compensation, Nominating and Governance Committee will operate under a charter that will be approved by the Board of Directors. A copy of each of the Audit Committee and the Compensation, Nominating and Governance Committee charters will be available on our website upon completion of this offering.
Audit Committee
Following this offering, our Audit Committee will consist of Mr. Hendrickson (Chairman), Mr. Sweeney and                 . As more fully set forth in its charter, the Audit Committee will be concerned primarily with the accuracy and effectiveness of the audits of our financial statements. The Audit Committee’s duties following the offering will include overseeing:
•management’s conduct, and the integrity, of the Company’s financial reporting to any governmental or regulatory body, stockholders, other users of Company financial reports and the public;
•the Company’s systems of internal control over financial reporting and disclosure controls and procedures;
•the qualifications, engagement, compensation, independence and performance of the registered public accounting firm that shall audit the Company’s annual financial statements and any other registered public accounting firm engaged to prepare or issue an audit report or to perform other audit, review or attest services for the Company, their conduct of the annual audit of the Company’s financial statements and any other audit, review or attestation engagement, and their engagement to provide any other services; provided, however, that so long as Tiptree owns at least five percent (5%) of our issued and outstanding common stock on an as-converted basis as provided for in the Stockholders Agreement, then the Audit Committee shall not, without Tiptree’s consent, select or engage a different registered public accounting firm than the one used by Tiptree;
•the Company’s legal and regulatory compliance;
•the annual preparation of the report of the Audit Committee required by the rules of the SEC;
•reviewing and pre-approving any and all related party transactions subject to and in accordance with the Company’s Related Person Transaction Policy adopted by the Board of Directors;
•monitoring, terminating and making decisions in respect of any affiliated arrangements, including but not limited to, any contract, transaction, understanding or arrangement between us or any of our subsidiaries, on the one hand, and Tiptree or Warburg or any of their respective affiliates, on the other hand; and
•the application of the Company’s codes of business conduct and ethics as established by management and the Board of Directors.
The Board of Directors has determined that Mr. Hendrickson is an “audit committee financial expert” as such term is defined under the applicable regulations of the Securities and Exchange Commission (“SEC”) and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the NYSE. The Board of Directors has also determined that Mr. Hendrickson, Mr. Sweeney and                 are independent under Rule 10A-3 under the Exchange Act, and the NYSE standard, for purposes of the Audit Committee. Rule 10A-3 under the Exchange Act requires us to have (i) a majority of independent Audit Committee members within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and (ii) all independent Audit Committee members (within the meaning of Rule 10A-3 under the Exchange Act and NYSE rules) within one year of the effectiveness of the registration statement of which this prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of our Audit Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

Compensation, Nominating and Governance Committee
Following the offering, our Compensation, Nominating and Governance Committee will consist of Messrs. Arredondo, Maultsby and Sweeney. As more fully set forth in its charter, the Compensation Committee’s responsibilities following the offering will include:
•establishing our corporate goals and objectives relevant to the executive officers’ compensation, reviewing the executive officers’ performance in light of such goals and objectives and evaluating and approving the performance of, and the compensation paid by the Company to, the executive officers in light of such goals and objectives;
•reviewing and evaluating the performance of, and recommending to the Board of Directors the compensation of, our executive officers, considering our corporate goals and objectives and evaluating the performance of such executive officers in light of such goals and objectives;
•overseeing the compensation policies and programs of our non-executive officer employees to determine whether such compensation policies and programs are functioning effectively and do not create any unreasonable risk to the Company, as well as reviewing the appropriateness of the compensation practices to determine if they are reasonably likely to have a material adverse effect on the Company;
•reviewing, evaluating and recommending to the Board of Directors any incentive plan or material revision thereto and administering the same;
•reviewing and approving the disclosure regarding our compensation and benefit matters in our proxy statement and Annual Report;
•identifying, recruiting and recommending to the full Board of Directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;
•developing and recommending to the Board of Directors corporate governance guidelines and policies;
•recommending to the Board of Directors compensation for service as directors in accordance with our corporate governance guidelines;
•overseeing the evaluation of the structure, duties, size, membership and functions of the Board of Directors and its committees and recommending appropriate changes to the Board of Directors; and
•establishing procedures to exercise oversight of the evaluation of the Board of Directors and its committees and members (including a self-evaluation).
Under its charter, the Compensation, Nominating and Governance Committee will have authority to delegate any of its responsibilities to subcommittees of the Compensation, Nominating and Governance Committee so long as such subcommittee is comprised solely of one or more members of the Compensation, Nominating and Governance Committee and such delegation is not inconsistent with law and applicable rules and regulations of the SEC and the listing standards of NYSE.
Risk Committee
Our Risk Committee consists of Messrs. Sweeney (Chair), Ilany and Stein and will remain unchanged following this offering. As more fully set forth in its charter, the Risk Committee’s responsibilities following the offering will include:
•reviewing our overall risk profile and monitoring key risks and emerging risks across our organization as a whole;

•reviewing and approving our risk appetite, risk tolerances, risk limits and strategy relating to key risks, including, but not limited to: strategic, financial, operational, regulatory, insurance and reputational risks and related exposures;
•overseeing risk management processes, including the risk management framework and governance structure employed by management;
•monitoring our capital adequacy and the outputs of capital models utilized by us to ensure that they appropriately reflect our risk profile;
•reviewing public and regulatory disclosures required by law or regulation with respect to our risk management program; and
•overseeing the elements of our sustainability program specifically related to environmental and climate change risks, and provide input to management on our environmental, social and governance risks, strategies, policies, programs and practices.
Lead Director Role
Because our current Chairman of the Board of Directors is not an independent director, the Board of Directors will designate a “lead director” who is an independent director. The lead director, who will initially be Sean Sweeney, will preside over meetings of the Board of Directors when the Chairman of our Board of Directors is absent, meetings that are held by non-management directors without any non-independent directors present and meetings that are held by independent directors.
The lead director’s responsibilities and authorities, among other things, include the ability to:
•convene, chair and determine agendas for executive sessions of our independent directors without members of management present, and coordinate feedback to the Chief Executive Officer regarding issues discussed in executive sessions;
•assist the Board of Directors in the evaluation of senior management (including the Chief Executive Officer) and communicate the results of such evaluation to the Chief Executive Officer;
•serve as an information resource for other directors and act as liaison between directors, committee chairs and management;
•provide advice and counsel to the Chief Executive Officer;
•develop and implement, with the Chairman of the Board and with the Compensation, Nominating and Governance Committee, the procedures governing the Board of Directors’ work;
•where appropriate and as directed by the Board of Directors, communicate with stockholders, rating agencies, regulators and interested parties;
•as directed by the Chairman of the Board, speak for the Board of Directors in circumstances where it is appropriate for the Board of Directors to have a voice distinct from that of management; and
•undertake other responsibilities designated by the independent directors, or as otherwise considered appropriate.
Code of Conduct and Business Ethics
We expect to adopt a Code of Conduct and Business Ethics that applies to all of our directors and employees, including our executive officers. A copy of the Code of Conduct and Business Ethics will be available on our website and will also be provided to any person without charge.

Compensation committee interlocks and insider participation
None of the members of our compensation, nominating and governance committee has been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation, nominating and governance committee. For a description of transactions between us and members of our compensation, nominating and governance committee and affiliates of such members, see “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
The compensation discussion and analysis that follows describes our compensation philosophy, policies and practices, summarizes our compensation programs, and discusses compensation decisions made by the Compensation, Nominating and Governance Committee of our Board of Directors (the “CNG Committee”) under those programs in 2022 with respect to the executive officers who are named in the summary compensation table below (referred to herein as our “named executive officers”). For 2022, our named executive officers are:

Name	Principal Position
Richard S. Kahlbaugh	President and Chief Executive Officer
Mark E. Rattner	Executive Vice President and Chief Underwriter
Michael F. Grasher	Former Chief Financial Officer*
__________________
*Mr. Grasher ceased to be our Chief Financial Officer on August 28, 2023.
2022 Accomplishments
2022 was a remarkable year of growth and profitable underwriting for the Company. The following are some of the highlights of our accomplishments in 2022:
•Total revenues increased 26.9% to $1,248.8 million, from $984.1 million in 2021, driven by increases in earned premiums, net and service and administrative fees.
•The combined ratio remained consistent at 90.4%.
•Income before taxes of $68.2 million decreased by $1.7 million as compared to $69.9 million in 2021. Return on average equity was 14.6% in 2022 as compared to 17.1% in 2021.
•Adjusted net income* increased 25.5% to $83.8 million, as compared to $66.8 million in 2021. Adjusted return on average equity* was 26.1%, as compared to 22.2% in 2021.
◦Adjusted net income and adjusted return on average equity are non-GAAP financial measures. Please see page 60 in this prospectus for a discussion of these non-GAAP measures.
We believe that the efforts of our named executive officers were critical to our financial growth and operational successes in 2022.
Overview of our Executive Compensation Program
Our executive compensation program is intended to reward our leadership for performance and to align our leadership’s interests with those of our other stockholders on an annual- and long-term basis. The CNG Committee has developed the following guiding principles for our executive compensation program:
•Pay for performance, with a significant percentage of compensation tied to the Company’s performance, including a significant portion of the equity compensation of our named executive officers tied to the Company’s goal of generating long-term stockholder value;
•Align executive compensation with stockholder interests;
•Balance rewarding short-term and long-term performance to focus on long-term value creation;
•Retain current management, encourage loyalty and effectively attract new executives over time by providing competitive levels of compensation;
•Make our executive compensation practices transparent;

•Do not provide change in control excise or other tax gross-up provisions for any executives;
•Do not guarantee any bonuses for our named executive officers;
•Do not recycle shares used to pay the taxes on vested equity incentives;
•Do not reprice underwater stock options; and
•Do not provide supplemental executive retirement plans.
We believe that the features of our executive compensation program benefit the Company as a whole and serve to increase the alignment of incentives of our executive officers with those of our stockholders.
Process for Determining Executive Compensation
Prior to the establishment of the CNG Committee in June 2022, our Board of Directors was generally responsible for determining the compensation of our President and Chief Executive Officer, and our President and Chief Executive Officer made recommendations to our Board of Directors about the compensation of his direct reports, including Mr. Rattner and Mr. Grasher. Beginning with determining incentive compensation payouts for 2022 and continuing for 2023, the CNG Committee is responsible for determining the compensation of our executive officers. No member of the management team, including our Chief Executive Officer, has a role in determining his or her own compensation. Following this offering, the CNG Committee will be responsible for determining the compensation of our executive officers. The Company did not engage the services of a compensation consultant to advise on 2022 executive compensation and no peer group of companies was identified for purposes of benchmarking the compensation of our named executive officers for 2022.
Components of our Executive Compensation Program
Elements of Compensation
Below is a summary of the primary elements of our executive compensation program, each of which is discussed in more detail below.

Element	Summary Description
Base Salary	•Annual fixed cash compensation
Annual Bonus Awards	•Annual cash bonus plan based on pre-established company performance metrics
Long-term Equity Incentive Awards	•Restricted stock unit (“RSU”) awards and, beginning in 2023, time- and performance-based stock option awards and performance-based RSUs
Base Salary
Each of our named executive officers is paid a base salary. The CNG Committee believes this element of compensation is important because it provides a fixed element of compensation that reflects the individual named executive officer’s skills, experience and role, as valued in the marketplace and within the Company. The initial base salaries of each of our named executive officers were set forth in their respective employment agreements and are subject to annual review by our Board of Directors, in the case of Mr. Kahlbaugh, and by our President and Chief Executive Officer, with approval by our Board of Directors, in the case of Mr. Rattner and Mr. Grasher.
The following table sets forth the 2022 base salary for each of our named executive officers:

Name	2022 Base Salary
Richard S. Kahlbaugh	$850,000
Mark E. Rattner	$400,000
Michael F. Grasher	$400,000

Annual Bonus Plan
For 2022, each of our named executive officers was eligible to earn a cash bonus under our annual bonus program based on the achievement of an adjusted EBITDA* performance metric. The CNG Committee believes this element of compensation is important because it directly ties the compensation paid to our named executive officers with the achievement of a key performance goal that measures profitability.
•Adjusted EBITDA represents net income (loss) adjusted as follows: add provision (benefit) for income taxes, add interest expense minus corporate debt, add depreciation and amortization expenses, and excluding net realized gains (losses), net unrealized gains (losses), stock-based compensation, and the impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses.
The target annual bonus percentage for each of our named executive officers for 2022 is listed in the table below:

Named Executive Officer	Target Bonus Opportunity (as a percentage of base salary)
Richard S. Kahlbaugh	100%
Mark E. Rattner	50%
Michael F. Grasher	50%
The adjusted EBITDA target for 2022, as established by our Board of Directors, was $105.6 million. Following the completion of the fiscal year, our Board of Directors determined that actual adjusted EBITDA of $131.5 million exceeded the target level. Based on this achievement level, the CNG Committee approved payment under the annual bonus program for each of our named executive officers for 2022 as follows:

Named Executive Officer	Target Bonus Opportunity ($)	2022 Bonus Payment ($)
Richard S. Kahlbaugh	850,000	1,275,000
Mark E. Rattner	200,000	300,000
Michael F. Grasher	200,000	300,000
Long-term Equity Incentive Awards
Prior to 2022, our named executive officers received RSUs in LOTS Intermediate Co., a subsidiary of the Company (“LOTS RSUs”), which were convertible to shares of Tiptree common stock, under the LOTS Intermediate Co. Restricted Stock Unit Program (the “LOTS Plan”). A portion of the LOTS RSUs were subject solely to satisfaction of a time-based vesting condition, while the remaining portion was subject to both a time-based vesting condition and a performance-based vesting condition that was based upon the Company’s achievement of specified financial metrics. As of January 1, 2022, all LOTS RSU awards held by our named executive officers, other than Mr. Kahlbaugh, were fully vested.
On February 17, 2022, Mr. Kahlbaugh received an award of 94,410 RSUs with respect to common stock of Tiptree (“Tiptree RSUs”) that were granted by Tiptree for 2021 performance pursuant to the Tiptree Inc. 2017 Omnibus Incentive Plan (the “Tiptree 2017 Plan”). The Tiptree RSUs granted to Mr. Kahlbaugh in 2022 vest as to one-third of the Tiptree RSUs on each of the first, second, and third anniversaries of February 20, 2022. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested Tiptree RSUs will vest in full, and if Mr. Kahlbaugh’s employment is terminated by the Company without cause or as a result of his retirement (each as defined in the award agreement), the unvested Tiptree RSUs will remain outstanding and eligible to vest on the applicable vesting dates so long as Mr. Kahlbaugh does not compete with the Company. The Tiptree RSUs also fully vest upon a change of control of Tiptree.

On June 21, 2022, Mr. Kahlbaugh received 109,668 time-based RSUs with respect to our common stock pursuant to the 2022 Plan (as defined below) in exchange for the cancellation of his unvested LOTS RSUs. The time-based RSUs vested as to 50% of the RSUs on January 1, 2023 and will vest as to 50% of the RSUs on January 1, 2024, generally subject to Mr. Kahlbaugh’s continued employment through such date. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested RSUs will vest in full and if Mr. Kahlbaugh’s employment is terminated by the Company without cause (as defined in the 2022 Plan), the unvested RSUs will remain outstanding and eligible to vest on the applicable vesting date so long as Mr. Kahlbaugh does not compete with the Company. These RSUs also fully vest upon a change of control of the Company (which does not include this offering). Other than the RSU awards granted to Mr. Kahlbaugh as described above, none of our named executive officers received any incentive equity awards in 2022.
Following the closing of the WP Transaction in June 2022, the Company adopted The Fortegra Group, Inc. 2022 Equity Incentive Plan (the “2022 Plan”), which permits the grant of RSUs, stock options, and other stock-based awards. In 2023, our Board of Directors granted the following stock option awards to our named executive officers under the 2022 Plan:
•On May 1, 2023, Mr. Kahlbaugh was granted an option to purchase 702,252 shares of our common stock.
•On May 1, 2023, Mr. Rattner was granted an option to purchase 263,344 shares of our common stock.
• On May 1, 2023, Mr. Grasher was granted an option to purchase 105,337 shares of our common stock.
Fifty percent (50%) of the stock options granted in 2023 are subject solely to a time-based vesting conditions and the remaining fifty percent (50%) of such awards are subject to both time- and performance-based vesting conditions. The time-based options vest as to 20% of the underlying shares on each of the first five anniversaries of the grant date, and as to 100% of the underlying shares immediately prior to the consummation of a liquidity event (which does not include this offering), in each case, generally subject to the executive’s continued employment through the applicable vesting date. The performance-based options are eligible to vest based on Warburg’s achievement of specified internal rate of return levels in connection with a liquidity event, generally subject to the executive’s continued employment through the liquidity event. If the executive’s employment is terminated due to the executive’s death or disability, the performance-based options, to the extent then-unvested, will remain outstanding and eligible to vest based on actual performance for six months following such termination, and the executive’s vested options will remain exercisable for twelve months following such termination (or until the expiration date of the option, if earlier).
In 2023, our Board of Directors granted the following RSU awards to our named executive officers under the 2022 Plan:
•On May 1, 2023, Mr. Kahlbaugh was granted 80,106 time-based RSUs.
•On May 1, 2023, Mr. Kahlbaugh was also granted a performance-based RSU award.
•On May 1, 2023, Mr. Rattner was granted a performance-based RSU award.
The time-based RSUs granted to Mr. Kahlbaugh in 2023 will vest as to one-third (1/3) of the RSUs on each of May 1, 2024, May 1, 2025, and May 1, 2026, generally subject to his continued employment through the applicable vesting date. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested RSUs will vest in full, and if Mr. Kahlbaugh’s employment is terminated by the Company without cause (as defined in the 2022 Plan) or as a result of his retirement, the unvested RSUs will remain outstanding and eligible to vest on the applicable vesting date so long as Mr. Kahlbaugh does not compete with the Company and, in the case of his retirement, so long as Mr. Kahlbaugh provides certain services to the Company for 180 days following such retirement. These RSUs also fully vest upon a change of control of the Company (which does not include this offering).
The performance-based RSUs granted to Messrs. Kahlbaugh and Rattner in 2023 represent a right to receive shares of our common stock based on an award percentage (15% for Mr. Kahlbaugh and 20% for Mr. Rattner) of a

performance pool, which has a total value of $20,000,000 if all performance metrics are achieved at their maximum level. The performance-based RSUs are earned as to various portions of the performance pool based on the achievement of a specified gross written premium volume for 2024 (1/3 of the RSUs) and specified underwriting ratios for each of 2026 and 2027 (1/3 of the RSUs each year). Upon the award (or a portion thereof) being earned based on achievement of such performance goals, the Company will issue the executive that number of shares of our common stock equal to (a) the product of the award percentage multiplied by the earned portion of the performance pool, divided by (b) the fair market value of a share of our common stock on the date the award is earned (i.e., December 31, 2024, December 31, 2026, or December 31, 2027, as applicable), generally subject to the executive’s continued employment. If the executive’s employment is terminated due to his death or disability, the award will remain outstanding and eligible to vest based on actual performance for six months following such termination.
Pursuant to Mr. Kahlbaugh’s employment agreement, effective January 1, 2022 (the “CEO Agreement”), Mr. Kahlbaugh is entitled to receive annual equity grants in the form of RSUs under the 2022 Plan, subject to approval of the CNG Committee, based on our achievement of year-over-year growth in adjusted return on average equity, as described in the CEO Agreement.
Employee and Retirement Benefits and Perquisites
We currently provide broad-based health and welfare benefits that are available to our full-time employees, (which includes our named executive officers), including health, life, disability, vision, and dental insurance, as well as a medical reimbursement plan. In addition, we maintain a 401(k) retirement plan for our full-time employees under which we make discretionary profit-sharing contributions. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.
Our named executive officers also receive limited perquisites, including car allowances for all of our named executive officers and golf club memberships for our President and Chief Executive Officer, for use for business purposes, which are described in the sub-table following the “Summary Compensation Table” below.
Agreements with our Named Executive Officers
We have entered into employment agreements with each of our named executive officers that govern the terms and conditions of their employment relationship with us, including the compensation and benefits to which each executive is entitled. A summary of the material terms of these agreements is provided below under “Agreements with our Named Executive Officers.”
We entered into a transition and separation agreement with Mr. Grasher in August 2023 in connection with his cessation of service as our Chief Financial Officer. A summary of the material terms of the transition and separation agreement is provided below under “Agreements with our Named Executive Officers.”
Other Compensation-Related Matters
Policies on Clawback and Recovery of Compensation
In connection with this offering, we intend to adopt a clawback policy to address the recovery of erroneously-awarded incentive compensation in compliance with the requirements of the Dodd-Frank Act, final SEC rules and applicable listing standards.
Compensation Risk Assessment
The CNG Committee of Tiptree assessed the compensation policies and practices of Tiptree and its subsidiaries, including Fortegra, to evaluate whether they create risks that are reasonably likely to have a material adverse effect on Tiptree. Based on its assessment, the CNG Committee of Tiptree concluded that the compensation policies and practices of Tiptree and its subsidiaries do not create incentives to take risks that are reasonably likely to have a material adverse effect on Tiptree. Our CNG Committee is not aware of any compensation policies or practices specific to the Company that would impact this assessment.

Summary Compensation Table
The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for fiscal years 2020, 2021, and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Nonequity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard S. Kahlbaugh President and Chief Executive Officer	2022	850,000	—	1,239,603	1,275,000	55,968	3,420,571
	2021	800,000	—	1,200,000	900,000	56,445	2,956,445
	2020	800,000	21,000	1,210,736	750,000	68,015	2,849,751
Mark E. Rattner Executive Vice President and Chief Underwriter	2022	400,000	—	—	300,000	26,380	726,380
	2021	362,500	—	—	300,000	33,930	696,430
	2020	325,000	—	—	200,000	20,726	545,726
Michael F. Grasher(5) Former Chief Financial Officer	2022	400,000	—	—	300,000	26,920	726,920
	2021	400,000	—	—	350,000	29,858	779,858
	2020	358,333	—	—	250,000	25,054	633,387
__________________
(1)Based on 2020 results, Mr. Kahlbaugh was entitled to a bonus of $21,000 for 2020 under his prior employment agreement. Mr. Kahlbaugh chose not to accept this bonus.
(2)The amount reported in this column for 2020 reflects the aggregate grant date fair value of 166,998 Tiptree RSUs granted to Mr. Kahlbaugh under the Tiptree 2017 Plan during fiscal year 2020, computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The amount reported in this column for 2021 reflects the aggregate grant date fair value of LOTS RSUs granted to Mr. Kahlbaugh under the LOTS Plan during fiscal year 2021, computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The amount reported in this column for 2022 represents the grant date fair value of Tiptree RSUs granted to Mr. Kahlbaugh during fiscal year 2022, computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. No dollar value is reported with respect to the issuance of Fortegra RSUs to Mr. Kahlbaugh in June 2022 in exchange for his unvested LOTSs RSUs because there was no incremental fair value associated with the exchange. The assumptions used in calculating the grant date fair value of the RSUs with respect to our common stock reported in this column are set forth in Note 18 to our consolidated financial statements for fiscal year 2022, included elsewhere in this prospectus. The grant date fair value of the Tiptree RSUs was calculated by multiplying the number of Tiptree RSUs subject to the award by the closing price of a share of Tiptree common stock on the grant date (or, if no closing price was reported on that date, the closing price on the immediately preceding date on which a closing price was reported). The grant date fair value of the LOTS RSUs was calculated by multiplying the number of LOTS RSUs subject to the award by the fair value of a share of LOTS common stock on the grant date, as determined by our Board of Directors.
(3)The amounts reported in this column represent annual bonuses earned by our named executive officers under our annual bonus program with respect to the relevant fiscal year based on the achievement of certain pre-established performance metrics. See “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Bonus Plan” above.
(4)The following table describes the components of the “All Other Compensation” column for fiscal year 2022:

Name	Automobile Allowance(a)	Medical Reimbursement Plan(b)	Company 401(k) Contribution(c)	Other(d)	Total ($)
Richard S. Kahlbaugh	$36,000	$9,768	$4,000	$6,200	$55,968
Mark E. Rattner	$12,000	$10,380	$4,000	$—	$26,380
Michael F. Grasher	$12,000	$10,920	$4,000	$—	$26,920
__________________
(a)Represents the automobile allowance payable under each executive’s employment agreement.
(b)Represents the amount of reimbursement for eligible health and medical expenses not covered by available group health, dental or vision plans.
(c)Represents the amount of Company discretionary profit-sharing contributions under our 401(k) plan.
(d)For Mr. Kahlbaugh, represents the cost to the Company of country club memberships, which are in the executive’s name but primarily used for the purpose of business entertainment for Company customers.
(5)Mr. Grasher ceased to be our Chief Financial Officer on August 28, 2023.

Grants of Plan-Based Awards Table
The following table sets forth information regarding plan-based awards made to each of our named executive officers during fiscal year 2022.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(2)
Richard S. Kahlbaugh	—		—	$850,000	—	—	—
	2/17/2022	(3)	—	—	—	94,410	1,239,603
	6/21/2022	(4)	—	—	—	109,668	—
Mark E. Rattner	—		—	$200,000	—	—	—
Michael F. Grasher	—		—	$200,000	—	—	—
__________________
(1)Represents annual cash bonus opportunities granted under our annual bonus program. As described under “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Bonus Plan” above, each named executive officer was eligible to receive a target annual bonus equal to a percentage of his annual base salary for 2022. The annual bonuses for our named executive officers do not have threshold or maximum amounts. The actual amount paid to our named executive officers under the 2022 annual bonus program is included in the Summary Compensation Table above, in the column labeled “Non-Equity Incentive Plan Compensation.”
(2)Reflects the grant date fair value of RSU awards with respect to our common stock and Tiptree RSUs granted in 2022 determined in accordance with ASC Topic 718. See footnote (2) to the Summary Compensation Table.
(3)Represents Tiptree RSUs granted to Mr. Kahlbaugh in 2022. See “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Long-term Equity Incentive Awards” above.
(4)Represents RSUs with respect to our common stock issued to Mr. Kahlbaugh in 2022 in exchange for his unvested LOTSs RSUs. See “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Long-term Equity Incentive Awards” above.
Agreements with our Named Executive Officers
Each of our named executive officers is (or, in the case of Mr. Grasher, had been) party to an employment agreement with us that sets forth the terms and conditions of his employment.
Mr. Kahlbaugh. In November 2022, we entered into the CEO Agreement, effective as of January 1, 2022, which provides for Mr. Kahlbaugh’s entitlement to an annual base salary of $850,000 and a target bonus percentage of 100% of his base salary. We have agreed to pay the reasonable cost for an annual executive health review for Mr. Kahlbaugh as well as to reimburse him for reasonable medical, physical fitness and wellness expenses, to provide for a monthly automobile allowance of up to $1,500 per month, and to pay for two golf club memberships for the purpose of business entertainment for customers. The CEO Agreement provides for an annual equity grant in the form of RSUs, subject to the approval of the CNG Committee, based on our achievement of year-over-year growth in adjusted return on average equity. In addition, Mr. Kahlbaugh is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers and suppliers during his employment and for (i) twenty-four months after termination of employment for any reason and (ii) any period that he is receiving severance payments.
Mr. Rattner. We entered into an employment agreement with Mr. Rattner, dated September 6, 2016, which provides for Mr. Rattner’s entitlement to an annual base salary, which has subsequently been increased, and an incentive bonus opportunity, as described above. We have agreed to provide Mr. Rattner with a monthly automobile allowance. In addition, Mr. Rattner is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as a covenant not to compete or solicit certain of our service providers, customers and suppliers during employment and for the longest of (i) the term of the employment agreement (which is a rolling three-year term), (ii) twelve months after termination of employment for any reason, and (iii) the period during which the Company is paying any amounts or providing benefits to Mr. Rattner pursuant to his employment agreement.

Mr. Grasher. Prior to his cessation of service as our Chief Financial Officer in August 2023, Mr. Grasher was party to an employment agreement with us that had substantially similar terms as Mr. Rattner’s employment agreement described above. In connection with his cessation of service as our Chief Financial Officer, we entered into a transition and separation agreement with Mr. Grasher in August 2023, pursuant to which he will remain employed by us and continue to receive his annual base salary through the earlier of (i) the date on which he begins employment with a new employer or (ii) March 31, 2024.
Each of our named executive officers is entitled to severance and other benefits upon a termination of his employment in certain circumstances pursuant to his employment agreement or transition and separation agreement, as applicable. These severance protections are described in more detail below under “Potential Payments Upon Termination or Change in Control.”
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2022.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Richard S. Kahlbaugh	55,666	(2)	770,417
	94,410	(3)	1,306,634
	109,668	(4)	1,642,827
Mark E. Rattner	—		—
Michael F. Grasher	—		—
__________________
(1)Because the Company was not publicly traded during fiscal year 2022, there is no ascertainable public market value for the RSUs in respect of our common stock. Stock awards in respect of our common stock were valued based on the fair market value of our common stock as of December 31, 2022, which was determined by our Board of Directors to be $14.98 per share. For Tiptree RSUs, the market value is based on the closing price of Tiptree’s common stock on December 30, 2022, the last trading day in 2022 ($13.84).
(2)Represents a grant of 166,998 Tiptree RSUs, which vested as to one-third (1/3) of the Tiptree RSUs on each of February 20, 2021, February 20, 2022, and February 20, 2023.
(3)Represents a grant of 94,410 Tiptree RSUs, which vested as to one-third (1/3) of the Tiptree RSUs on February 20, 2023 and will vest as to one-third (1/3) of the Tiptree RSUs on each of February 20, 2024 and February 20, 2025. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested Tiptree RSUs will vest in full, and if Mr. Kahlbaugh’s employment is terminated by the Company without cause or as a result of his retirement (each as defined in the award agreement), the unvested Tiptree RSUs will remain outstanding and eligible to vest on the applicable vesting dates so long as Mr. Kahlbaugh does not compete with the Company. The Tiptree RSUs also fully vest upon a change of control of Tiptree.
(4)Represents a grant of 109,668 RSUs with respect to our common stock, which vested as to 54,834 RSUs on January 1, 2023 and will vest as to 54,834 RSUs on January 1, 2024, generally subject to Mr. Kahlbaugh’s continued employment through the applicable vesting date. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested RSUs will vest in full and if Mr. Kahlbaugh’s employment is terminated by the Company without cause (as defined in the 2022 Plan), the unvested RSUs will remain outstanding and eligible to vest on the applicable vesting date so long as Mr. Kahlbaugh does not compete with the Company. The RSUs also fully vest upon a change of control of the Company.
Option Exercises and Stock Vested
The following table sets forth certain information regarding shares of Tiptree common stock delivered upon vesting of Tiptree RSUs and LOTS common stock delivered upon vesting of LOTS RSUs to our named executive officers during fiscal year 2022. Our named executive officers did not vest in any stock awards with respect to shares of our common stock during fiscal year 2022. None of our named executive officers exercised stock options during fiscal year 2022.

	Stock awards
Name	Number of shares acquired on vesting (#)		Value realized on vesting ($)(1)
Richard S. Kahlbaugh	118,996	(2)	1,556,448
	21	(3)	630,543
Mark E. Rattner	—		—
Michael F. Grasher	—		—
__________________
(1)Equals (i) the closing price of Tiptree common stock on the vesting date, multiplied by the number of Tiptree shares acquired on vesting of Tiptree RSUs or (ii) the fair market value of a share of LOTS common stock, as determined by our Board of Directors, multiplied by the number of LOTS shares acquired on vesting of LOTS RSUs, as applicable.
(2)Represents Tiptree RSUs that vested in 2022.
(3)Represents LOTS RSUs that vested in 2022.
Pension Benefits and Nonqualified Deferred Compensation
None of our named executive officers participated in or received benefits from a pension plan or from a nonqualified deferred compensation plan during fiscal year 2022 or prior years.
Potential Payments Upon Termination or Change in Control
Each of our named executive officers is entitled to severance and other benefits upon a termination of his employment in certain circumstances, as described below. The terms “cause” and “good reason” referred to below are defined in the respective named executive officer’s employment agreement.
Mr. Kahlbaugh. Under the CEO Agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive, subject to his execution of a release of claims in favor of the Company and compliance with the applicable restrictive covenants in his employment agreement, (i) continued payment of his base salary for a period of thirty-six months following his termination of employment, (ii) an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, and (iii) payment of 150% of employer portion of COBRA premiums for thirty-six months following his termination of employment (or, if earlier, until the date on which Mr. Kahlbaugh becomes eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage. If Mr. Kahlbaugh’s employment is terminated due to his death or disability, he will be entitled to receive (a) an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, and (b) continued medical, dental, and life insurance coverage for Mr. Kahlbaugh and his family for one year following his termination of employment.
Mr. Rattner. Under his employment agreement, if Mr. Rattner’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive, subject to his execution of a release of claims in favor of the Company and his compliance with the non-compete and non-solicitation clauses in his employment agreement, (i) continued payment of his base salary for a period of twelve months following termination of his employment, (ii) a pro-rated annual bonus based on his date of termination of employment (provided for the current fiscal year) and any unpaid annual bonus for the prior fiscal year, (iii) paid vacation accrued up until the date of termination, and (iv) continued coverage by the same medical, dental and life insurance coverages as in effect immediately prior to the termination of his employment and continuing until his severance pay expires or he commences new employment and becomes eligible for comparable benefits. If Mr. Rattner’s employment is terminated due to his death or disability, he will be entitled to receive (a) an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, and (b) continued medical, dental, and life insurance coverage for Mr. Rattner and his family for one year following his termination of employment.
Mr. Grasher. Prior to his cessation of service as our Chief Financial Officer in August 2023, Mr. Grasher was party to an employment agreement with us that had substantially similar severance terms as Mr. Rattner’s employment agreement described above. Under his transition and separation agreement, upon Mr. Grasher’s termination of employment on the earlier of (i) the date on which he begins employment with a new employer or (ii) March 31, 2024, subject to his execution of a general release of claims in favor of the Company, he will be entitled to receive: (a) continued payment of his base salary for a period of 52 weeks following his termination of employment, (b) an annual bonus for 2023 (pro-rated based on his date of termination of employment if such termination occurs in 2023), based on actual performance and payable at the same time 2023 bonuses are paid to other employees of the Company, and (c) continued coverage under our health insurance plan for a period of 52 weeks following his termination of employment.
No named executive officer is entitled to any tax gross-up payments for any “golden parachute” excise taxes, but the employment agreements provide that the executive and the Company will work together in good faith to modify any payment, consistent with applicable law, that might otherwise be treated as an “excess parachute payment” under the tax code so as to have the least impact on the executive and his payments.
Our named executive officers have certain termination protections under the terms of their respective equity award agreements, as described in more detail above under “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Long-term Equity Incentive Awards.”
Estimated Severance Payments
The following tables set forth the dollar value of the estimated payments and benefits that would have become payable to Mr. Kahlbaugh, Mr. Rattner, and Mr. Grasher in each of the termination scenarios described below, assuming the applicable triggering event occurred on December 31, 2022.

Richard S. Kahlbaugh
	Death / Disability	Termination by the Company Without Cause / Resignation for Good Reason	Change in Control of the Company
Salary severance(1)	$—	$2,550,000	$—
Pro rata bonus(2)	$850,000	$850,000	$—
Accelerated vesting of RSUs(3)	$3,719,878	$—	$1,642,827
Value of health and welfare benefits(4)	$76,882	$115,324	$—
Total	$4,646,760	$3,515,324	$1,642,827
__________________
(1)Pursuant to the CEO Agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive continued payment of his base salary for a period of thirty-six months following his termination of employment.
(2)Pursuant to the CEO Agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or by him for good reason or due to his death or disability, he will be entitled to receive an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed. Because the termination is assumed to have occurred on December 31, 2022, the estimated “Pro rata bonus” payment includes the full amount of Mr. Kahlbaugh’s target bonus amount for 2022.
(3)Pursuant to (i) Mr. Kahlbaugh’s February 20, 2020 Tiptree RSU award agreement and Mr. Kahlbaugh’s February 17, 2022 Tiptree RSU award agreement, if Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested Tiptree RSUs will vest in full, and if Mr. Kahlbaugh’s employment is terminated by the Company without cause or as a result of his retirement (each as defined in the applicable award agreement), the unvested Tiptree RSUs will remain outstanding and eligible to vest on the applicable vesting dates so long as Mr. Kahlbaugh does not compete with the Company. The Tiptree RSUs also fully vest upon a change in control of Tiptree; assuming that a change in control of Tiptree occurred on December 31, 2022, the acceleration value of Mr. Kahlbaugh’s unvested Tiptree RSUs would be $2,077,051 based on Tiptree’s closing stock price of $13.84 as of December 30, 2022, the last trading day in 2022; and (ii) Mr. Kahlbaugh’s June 21, 2022 RSU award agreement, if Mr. Kahlbaugh’s employment is terminated due to his death or disability, the unvested RSUs will vest in full and if Mr. Kahlbaugh’s employment is terminated by the Company without cause (as defined in the 2022 Plan), the unvested RSUs will remain outstanding and eligible to vest on the applicable vesting date so long as Mr. Kahlbaugh does not compete with the Company. These RSUs also fully vest upon a change in control of the Company.\
(4) Pursuant to the CEO Agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive payment of 150% of COBRA premiums for thirty-six months following his termination of employment and if Mr. Kahlbaugh’s employment is terminated due to his death or disability, he will be entitled to receive continued medical, dental, and life insurance coverage for himself and his family, as applicable, for one year following his termination of employment.

Mark E. Rattner
	Death / Disability	Termination by the Company Without Cause / Resignation for Good Reason
Salary severance(1)	$—	$400,000
Pro rata bonus(2)	$200,000	$200,000
Value of health and welfare benefits(3)	$37,845	$37,845
Total	$237,845	$637,845
__________________
(1)Pursuant to his employment agreement, if Mr. Rattner’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive continued payment of his base salary for a period of twelve months following termination of his employment.
(2)Pursuant to his employment agreement, if Mr. Rattner’s employment is terminated by us without cause or by him for good reason or due to his death or disability, he will be entitled to receive a pro-rated annual bonus based on his date of termination of employment. Because the termination is assumed to have occurred on December 31, 2022, the estimated “Pro rata bonus” payment includes the full amount of Mr. Rattner’s target bonus amount for 2022.
(3)Pursuant to his employment agreement, if Mr. Rattner’s employment is terminated by us without cause or by him for good reason or due to his death or disability, he will be entitled to continued medical, dental, and life insurance coverage for himself and his family, as applicable, for one year following his termination of employment.

Michael F. Grasher
	Death / Disability	Termination by the Company Without Cause / Resignation for Good Reason
Salary severance(1)	$—	$400,000
Pro rata bonus(2)	$200,000	$200,000
Value of health and welfare benefits(3)	$37,845	$37,845
Total	$237,845	$637,845
__________________
(1)Pursuant to his employment agreement as in effect on December 31, 2022, if Mr. Grasher’s employment was terminated by us without cause or by him for good reason, he would be entitled to receive continued payment of his base salary for a period of twelve months following termination of his employment.
(2)Pursuant to his employment agreement as in effect on December 31, 2022, if Mr. Grasher’s employment was terminated by us without cause or by him for good reason or due to his death or disability, he would be entitled to receive a pro-rated annual bonus based on his date of termination of employment. Because the termination is assumed to have occurred on December 31, 2022, the estimated “Pro rata bonus” payment includes the full amount of Mr. Grasher’s target bonus amount for 2022.
(3)Pursuant to his employment agreement as in effect on December 31, 2022, if Mr. Grasher’s employment was terminated by us without cause or by him for good reason or due to his death or disability, he would be entitled to continued medical, dental, and life insurance coverage for himself and his family, as applicable, for one year following his termination of employment.

DIRECTOR COMPENSATION
The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors for their services to us during fiscal year 2022. Mr. Kahlbaugh’s compensation for 2022 is included with that of our other named executive officers above.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Jeffrey Stein(3)	—	—	—
John Hendrickson	62,500	60,901	123,401
Jonathan Ilany(3)	—	—	—
Jose Arredondo(3)	—	—	—
Michael Barnes(3)	—	—	—
Randy Maultsby(3)	—	—	—
Sean Sweeney	62,500	60,901	123,401
__________________
(1)Amounts reported in this column reflect cash fees earned in fiscal year 2022.
(2)Amounts reported in this column represent the grant date fair value of stock option awards granted during 2022, computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 18 to our consolidated financial statements for fiscal year 2022, included elsewhere in this prospectus. As of December 31, 2022, each of John Hendrickson and Sean Sweeney held options to purchase 13,334 shares of our common stock. None of our other directors held outstanding equity awards as of December 31, 2022.
(3)Our affiliated directors do not receive compensation for their service on our Board of Directors.
Director Compensation
In July 2022, our Board of Directors adopted a non-employee director compensation policy pursuant to which our independent non-employee directors are compensated as follows:
•each non-employee director receives an annual cash fee of $100,000; and
•each of the audit committee chair and the risk committee chair receives an additional annual cash fee of $25,000.
On July 27, 2022, each of Mr. Hendrickson and Mr. Sweeney was granted an option to purchase 13,334 shares of our common stock, which options vest in three equal annual installments on each of the first three anniversaries of the grant date, generally subject to the director’s continued service on our Board of Directors through the applicable vesting date. The stock options become fully vested upon a liquidity event (which does not include this offering), subject to the director’s continued service as of immediately prior to such liquidity event. If the director’s service is terminated due to his death or disability, the vested portion of the stock option will remain exercisable for twelve months following such termination of service (or until the option’s expiration date, if earlier).
Equity Compensation Plans
2022 Equity Incentive Plan
In 2022, our Board of Directors approved the 2022 Plan. The 2022 Plan permits the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock to our employees, directors, consultants and advisors. Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2022 Plan is 5,000,000 shares. As of September 30, 2023, 192,140 restricted stock units were outstanding under the 2022 Plan, options to purchase 3,274,581 shares were outstanding under the 2022 Plan, and 1,421,245 shares remained available for future issuance. The number of shares of our common stock delivered in satisfaction of awards under the 2022 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR that is settled in shares of our common stock, and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the delivery of shares of our common stock (or retention, in the case of restricted stock or unrestricted stock). This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.
Plan administration. Our Board of Directors administers the 2022 Plan. Our Board of Directors has the discretionary authority to interpret the 2022 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2022 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the 2022 Plan or any award. Our Board of Directors may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our Board of Directors and its authorized delegates, as applicable.
Non transferability of awards. Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.
Adjustments upon certain covered transactions. In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):
•The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;
•The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or
•The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.
Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.
Adjustments upon changes in capitalization. In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the 2022 Plan, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards, and any other provisions affected by such event.
Recovery of compensation. The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2022 Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any Company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.
Amendment and termination. The Administrator may at any time amend the 2022 Plan or any outstanding award and may at any time terminate the 2022 Plan as to future awards. However, except as expressly provided in the 2022 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the 2022 Plan or at the time the award was granted). Any amendments to the 2022 Plan will be conditioned on stockholder approval to the extent required by applicable law or stock exchange requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than the compensation agreements and other arrangements described in the “Executive Compensation” section of this prospectus and the transactions described below, since January 1, 2020 there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest. The following summaries set forth the terms of the agreements that we believe are material and are qualified in their entirety by reference to the full text of such agreements.
For further information regarding historical related party transactions, see Note (22): Related Party Transactions to our audited financial statements.
Securities Purchase Agreement
On October 11, 2021, Tiptree, Fortegra, and Warburg, a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which on June 21, 2022 Warburg purchased a combination of 10,666,667 shares of our common stock, 3,520,000 warrants, 5,333,333 shares of preferred stock and 1,712,511 additional warrants for an aggregate purchase price of $200 million. Tiptree also received 1,712,511 additional warrants in connection with the Securities Purchase Agreement. Upon the closing of the transaction, Fortegra converted from a limited liability company into a Delaware corporation.
All of the shares of preferred stock will convert to common stock in connection with the closing of this offering. The warrants, representing 3,520,000 shares of our common stock with an exercise price of $15.00 per share (subject to adjustment), have a seven-year term and an exercise premium of 33% to Warburg’s initial investment valuation reduced by any cash dividends on common stock and adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions.
The additional warrants, representing a total of 3,425,022 shares of our common stock, issued to both Warburg and Tiptree have a seven-year term and an exercise price of $0.01 per share of common stock. The additional warrants issued to Warburg will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by our common stock price. Additional warrants issued to Tiptree will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by our common stock price. The number of shares of our common stock issuable to Warburg or Tiptree with respect to the additional warrants is subject to adjustment for common stock splits, stock or cash dividends and similar transactions. The Warburg and Tiptree additional warrants are exercisable from the earlier of a transaction that results in Warburg having sold 50% of our common stock acquired pursuant to the Securities Purchase Agreement or June 21, 2027.
Stock Purchase Agreements
On June 21, 2022 our director Sean Sweeney purchased 22,222 shares of common stock for $249,997.50 and SFRI LLC, a limited liability company whose managing member is our director, John Hendrickson, purchased 88,888 shares of our common stock for $999,990.
Contribution and Exchange Agreements
On June 21, 2022, in connection with the Securities Purchase Agreement and corporate conversion described above, pursuant to Contribution and Exchange Agreements each of Messrs. Kahlbaugh, Grasher and Rattner contributed all management equity interests in a subsidiary of Fortegra in exchange for equity interest of Fortegra. Mr. Kahlbaugh received 36,400 shares of common stock and 109,668 RSUs, Mr. Grasher received 330,200 shares of common stock, and Mr. Rattner received 366,600 shares of common stock.

Stockholders’ Agreement
In connection with the Securities Purchase Agreement, on June 21, 2022 Fortegra, Tiptree, Warburg, and management stockholders entered into a stockholders’ agreement. Prior to the consummation of this offering, we intend to enter into an amended and restated stockholders’ agreement with Tiptree, Warburg, and management stockholders. Pursuant to the amended and restated stockholders’ agreement, following the closing of this offering and for so long as Tiptree and Warburg beneficially own at least 5% of our common stock, each of Tiptree and Warburg will have the right to designate a number of directors equal to the percentage of our outstanding common stock beneficially owned by them multiplied by the total number of directors on our Board of Directors if there were no vacancies, rounded up to the nearest whole number (and in any event not less than one for each of Tiptree and Warburg), provided that Tiptree may designate our Chairman. If the size of our Board of Directors is increased, each of Tiptree’s and Warburg’s rights will apply to our Board of Directors proportionally as increased.
The amended and restated stockholders’ agreement will grant each of Tiptree and Warburg consent rights with respect to certain significant corporate actions for so long as they beneficially own at least 5% of our common stock, including:
•the purchase, sale, lease, license, exchange or other acquisition or disposal by us or our subsidiaries of any assets and/or equity securities for consideration having a fair market value in excess of 10% of our total market capitalization;
•undergoing a change of control or sale of all or substantially all of our assets prior to June 21, 2025 that does not achieve a certain return thresholds;
•incurring or guaranteeing any indebtedness or issue any preferred stock if the ratio of debt to total capital would exceed 35% or incurring any indebtedness that would be included as debt by A.M. Best that would result in any downgrading of our financial strength rating;
•making any material change in the nature of the business conducted by us or our subsidiaries;
•authorizing or issuing equity securities or any creation of different classes of any of our or our subsidiaries’ equity securities other than pursuant to any equity incentive plans or arrangements approved by our Board of Directors;
•entering into, amending, modifying, terminating or waiving any rights under any contract or arrangement that would constitute a related party transaction, entering into contracts with Tiptree, or entering into any contract with immediate family members of our officers or directors;
•dismissing, terminating or appointing our Chief Executive Officer or Chief Financial Officer;
•agreeing to any annual budget, multi-year projections or strategic, operating or business plan or related business policies or any material amendments or deviations from any multi-year projections;
•reclassifying any preferred stock or common stock or amending, modifying or altering any of the rights, preferences or privileges thereof;
•amending, changing, waiving, altering or terminating any provision of our certificate of incorporation or the bylaws or the organizational documents of any subsidiary if such amendment, change, waiver, alteration or termination would adversely alter or change the rights, preference or privileges of Warburg;
•changing the Company’s or any material Subsidiaries’ auditor or changing its methods of accounting or accounting practices (including with respect to reserves), except as required by changes in GAAP;
•initiating or adopting any plan of complete or partial liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving us or any “significant subsidiary” as defined in the Exchange Act;

The amended and restated stockholders’ agreement will also provide that we will obtain customary director indemnity insurance.
Registration Rights Agreement
On June 21, 2022 we entered into a registration rights agreement with Tiptree, Warburg and certain management stockholders. The registration rights agreement provides each of Tiptree and Warburg certain demand registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, subject to certain restrictions, each of Tiptree and Warburg can require us to register under the Securities Act shares of common stock. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to each of Tiptree and Warburg of our intention to effect such a registration, and, subject to certain limitations, include shares of common stock held by them in such registration. Pursuant to the registration rights agreement, we are also required to file a shelf registration statement upon written request by each of Tiptree and Warburg as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective until the earlier of the date when all issued or issuable shares of common stock have been sold pursuant to a shelf registration statement or other registration statement and the date that each of Tiptree and Warburg no longer holds any issued or issuable shares of common stock. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The registration rights agreement includes customary indemnification provisions in favor of each of Tiptree and Warburg, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.
Tax Sharing Agreement
We are party to a tax sharing agreement with Tiptree pursuant to which we reimburse Tiptree for any federal, state and local income and franchise taxes attributable to our activities that are reported on any return filed by Tiptree on a consolidated, combined or unitary basis. Reimbursements under the agreement are generally equal to the amount of tax that we and our subsidiaries would be required to pay if we were to have filed a consolidated, combined or unitary tax return separate from Tiptree. We made payments of $1.8 million for 2022 and $6.1 million for 2020 pursuant to this agreement. No payments were made to Tiptree in respect of 2021 or 2023 pursuant to this agreement. Because the tax sharing agreement remains effective, we are required to reimburse Tiptree for any adjustments to the amount of our taxes in such years or in any prior tax years that are open to audit. For U.S. federal and state income tax purposes we ceased to be a member of the Tiptree consolidated tax group as of June 21, 2022, and therefore do not expect payments under the tax sharing agreement to be made with respect to tax periods that begin after such date.
Investment Advisory Agreements
We and our subsidiaries entered into investment advisory agreements with Corvid Peak Capital Management LLC (“Corvid Peak”) effective as of May 3, 2021 and May 1, 2022. Corvid Peak is a subsidiary of Tiptree and is deemed to be controlled by our director, Michael Barnes. Under the investment advisory agreements, Corvid Peak provides us and our subsidiaries certain investment management services for fees and reimbursement of expenses. We are also invested in funds managed by Corvid Peak. Pursuant to the investment advisory agreements and in connection with our investment in funds managed by Corvid Peak, we made payments of $3.9 million for the nine months ended September 30, 2023 and $3.8 million, $2.0 million, and $2.8 million for fiscal years 2022, 2021 and 2020, respectively.
Transactions with Certain Affiliates of Warburg
Warburg has a controlling interest in Mariner Finance, LLC, K2 Insurance Services, LLC and McGill Global Risk Solutions LLC, each of which we have entered into ordinary course business transactions, including transactions that precede Warburg’s investment in Fortegra. In 2022, and for the nine months ended September 30,

2023, the income (loss) before taxes of such transactions was $2.4 million, $0.9 million, and $(1.1) million, respectively, and $2.0 million, $2.9 million, and $(1.8) million, respectively.
Employment Arrangements
Kathryn Kahlbaugh, daughter of Mr. Kahlbaugh, our President and Chief Executive Officer and a director, was employed by us throughout 2022, 2021 and 2020 and continues as an employee. Ms. Kahlbaugh’s compensation was $181,000, $140,000 and $137,500 for her services during 2022, 2021 and 2020. Ms. Kahlbaugh serves as our Director of Corporate Development & Strategy.
John Short, brother-in-law of Mr. Kahlbaugh, was employed by us throughout 2022, 2021 and 2020 and continues as an employee. Mr. Short’s compensation was $557,417, $437,000 and $845,547 for his services during 2022, 2021 and 2020, respectively. Mr. Short serves as our Executive Vice President, General Counsel and Chief Compliance Officer.
Promissory Notes
In connection with the Securities Purchase Agreement, subsidiaries of Fortegra entered into an aggregate of $30 million of promissory notes with a subsidiary of Tiptree. Prior to the closing of the transactions pursuant to the Securities Purchase Agreement, Fortegra repaid the principal balance and accrued interest.
Reinsurance Arrangements
Our director John Hendrickson became Chief Executive Officer of Concert on January 1, 2023. From time to time, we have entered into reinsurance arrangements with subsidiaries of Concert. These arrangements are entered into in the ordinary course of business and are the result of arms-length negotiation. We recorded $21.1 million of earned premiums, net during the nine months ended September 30, 2023 related to these arrangements. Reinsurance recoverable from Concert was $46.6 million as of September 30, 2023.
Loan to Officer
On September 29, 2020, a subsidiary of Fortegra entered into a promissory note and related mortgage and security agreement with Mark E. Rattner, our Executive Vice President and Chief Underwriter & Product Management, Specialty & Credit, for approximately $1.8 million. Interest on the promissory note shall accrue at a fixed rate per annum equal to 2.75%. The promissory note and the related mortgage and security agreement was repaid and extinguished as of March 11, 2021.
Indemnification Agreements
We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
In addition, in 2010, we entered into an indemnity agreement with Mr. Kahlbaugh in connection with his service as an agent for the plan administrators of FFC’s 401(k) Savings Plan and as a plan committee member. This agreement, among other things, requires us to indemnify the plan committee member to the extent permitted by then-applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines, taxes and judgment or settlement amounts incurred by Mr. Kahlbaugh in any action, suit or proceeding by or in right of us, arising out of his service as an agent of the plan administrators of the plan or as a plan committee member. As provided in the agreement, we will not indemnify Mr. Kahlbaugh for violations of criminal law, transactions in which improper personal benefits were received or willful misconduct or gross negligence in performance of duties.
Policies for Approval of Related Person Transactions
Our Board of Directors intends to adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of December 19, 2023 by:
•each person known to own beneficially more than 5% of the outstanding shares of our common stock;
•each of our directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
The amounts and percentages of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
The number of shares beneficially owned listed below are based on 66,449,061 shares of our common stock outstanding as of December 19, 2023, after giving effect to the automatic conversion of 5,333,333 shares of preferred stock into common stock in connection with the closing of this offering.
Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the issued share capital and the business address of each such beneficial owner is c/o The Fortegra Group, Inc., 10751 Deerwood Park Blvd., Suite 200, Jacksonville, FL 32256.

The following table does not reflect any shares of common stock that may be purchased pursuant to our reserved share program described under “Underwriting.”

Name of Beneficial Owners	Shares Beneficially Owned Before the Offering	Percentage of Shares Beneficially Owned Before the Offering	Percentage of Shares Beneficially Owned After the Offering
Principal Stockholders:
Tiptree Holdings LLC(1)	48,609,600	73.2%
WP Falcon Aggregator, L.P.(2)	19,520,000	27.9%
Executive Officers and Directors:
José Arredondo	—	—%	—%
Michael G. Barnes	—	—%	—%
John J. Hendrickson	88,888	*%	*%
Jonathan Ilany	—	—%	—%
Richard S. Kahlbaugh(3)	132,716	*%	*%
Randy S. Maultsby	—	—%	—%
Jeffrey Stein	—	—%	—%
Sean S. Sweeney	22,222	*%	*%
Michael F. Grasher	330,200	*%	*%
Edward Peña	—	—%	—%
Mark E. Rattner	366,600	*%	*%
Abigail Taylor	—	—%	—%
All executive officers and directors as a group (11 persons)	610,426	*%
______________
*Denotes less than 1.0% of beneficial ownership.
(1)The mailing address for Tiptree Holdings LLC is c/o Tiptree Inc. 660 Steamboat Rd, 2nd Fl, Greenwich, CT 06830. Excludes 1,712,511 shares of our common stock issuable upon exercise of warrants by Tiptree, which were not exercisable within 60 days of December 19, 2023.
(2)WP Falcon Aggregator, L.P., a Delaware limited partnership, is made by and between Warburg Pincus Financial Sector II GP, L.P., a Delaware limited partnership, as the general partner, and each of the following entities as limited partners: Warburg Pincus Global Growth 14, L.P., a Delaware limited partnership, Warburg Pincus Global Growth 14-B, L.P., a Delaware limited partnership, Warburg Pincus Global Growth 14-E, L.P., a Delaware limited partnership, WP Global Growth 14 Partners, L.P., a Delaware limited partnership and Warburg Pincus Global Growth 14 Partners, L.P., a Delaware limited partnership, Warburg Pincus Financial Sector II, L.P., a Delaware limited partnership, Warburg Pincus Financial Sector II-E, L.P., a Delaware limited partnership, and Warburg Pincus Financial Sector II Partners, L.P., a Delaware limited partnership. The General Partner of Warburg Pincus Financial Sector II GP, L.P is WP Global LLC. The sole and managing member of WP Global LLC is Warburg Pincus Partners II, L.P., a Delaware limited partnership. The general partner of Warburg Pincus Partners II, L.P. is Warburg Pincus Partners GP LLC, a Delaware limited liability company. The sole and managing member of Warburg Pincus Partners GP LLC is Warburg Pincus & Co. Investment and voting decisions with respect to the shares held by WP Falcon Aggregator, L.P. are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. José Arredondo, a Principal of Warburg Pincus, and Jeffrey Stein a Managing Director of Warburg Pincus, are members of the Company’s board of directors, and neither has voting or dispositive power with respect to any of the shares held by WP Falcon Aggregator, L.P. and each disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. The mailing address for WP Falcon Aggregator, L.P. is c/o Warburg Pincus LLC, 450 Lexington Ave, New York, NY 10017. Consists of 10,666,667 shares of our common stock, 5,333,333 shares of our preferred stock issued and outstanding, which preferred stock will convert to common stock upon consummation of this offering, and 3,520,000 shares of our common stock issuable upon exercise of warrants by Warburg with an exercise price of $15.00 per share. Excludes 1,712,511 shares of our common stock issuable upon exercise of warrants by Warburg, which were not exercisable within 60 days of December 19, 2023.
(3)Includes 77,882 shares of our common stock and 54,834 shares of our common stock issuable within 60 days of December 19, 2023 upon vesting of restricted stock units.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus forms a part, which are or will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
As of the consummation of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2023, we had 61,115,728 shares of common stock issued and outstanding and 5,333,333 shares of preferred stock issued and outstanding, which preferred stock will convert to common stock upon consummation of this offering. Upon the completion of this offering, there will be         shares of our common stock issued and outstanding.
Common Stock
Voting Rights. Each share of common stock will be entitled to one vote per share.
Holders of our common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our common stock will be entitled to elect all of the directors standing for election, if they so choose.
After this offering, Tiptree will own approximately        % of our outstanding common stock and Warburg will own approximately          % of our outstanding common stock. As a result, we anticipate that, for the foreseeable future Tiptree and Warburg will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors.
Dividend Rights. Holders of our common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Liquidation Rights. Unless otherwise provided for on our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.
Other Matters. No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Except as described above, holders of shares of our common stock will not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. Upon consummation of this offering, all the outstanding shares of common stock will be validly issued, fully paid and non-assessable.
Preferred Stock
The Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may delay, deter, prevent, render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt that our stockholders might consider in their best interests. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.
Stockholders’ Agreement
We intend to enter into an amended and restated stockholders’ agreement with Tiptree and Warburg pursuant to which Tiptree and Warburg will have specified board representation rights, governance rights and other rights for so long Tiptree or Warburg, as applicable, beneficially owns at least 5% of our common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
Registration Rights
We have entered into a registration rights agreement with Tiptree and Warburg, entitling each of Tiptree and Warburg to rights with respect to the registration of shares of common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, deter, render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.
These provisions include:
•Classified Board; Director Voting Rights. Our amended and restated certificate of incorporation will provide that the Board of Directors will be divided with respect to the time for which directors severally hold office into three classes of directors. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. Our amended and restated certificate of incorporation will also provide that the number of directors will be between three and twelve, with the number of directors to be fixed exclusively pursuant to a resolution adopted by the Board of Directors. Upon completion of this offering, we expect that the Board of Directors will have nine members. In addition, our amended and restated certificate of incorporation will provide that the Tiptree-designated directors will each have three votes on any matter such director is entitled to vote, one of the Warburg-designated directors will have two votes on any matter he is entitled to vote and each other director will have one vote on any such matter.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting.
•Requirements for Removal of Directors. Our amended and restated certificate of incorporation will provide that, subject to the rights provided in the stockholders agreement with Tiptree and Warburg, so long as Tiptree beneficially owns a majority of the outstanding shares of our common stock, our directors may be removed with or without cause by the affirmative vote of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Following the date on which Tiptree no longer beneficially owns a majority of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of capital stock, voting together as a single class; provided that Tiptree or Warburg may remove any director whose nomination Tiptree or Warburg, respectively, has designated without cause. This limitation on the removal of directors without cause and the requirement of a supermajority vote to remove directors will restrict stockholders’ ability to change the composition of the Board of Directors and could enable a minority of our stockholders to prevent such a change.
•Advance Notice Procedures. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our amended and restated bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.
•Actions by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that, following such time as Tiptree holds less than a majority of the voting power of our outstanding shares of capital stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called (i) by or at the direction of the Chairman of the Board of Directors or any vice chairman, (ii) by any two members of the Board of Directors, (iii) by or at the direction of the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or (iv) prior to the first day that Tiptree (including certain of its affiliates) ceases to beneficially own (directly or indirectly) shares representing a majority of the voting power of the outstanding shares of our capital stock, by the Secretary of the Company at the request of the holders of a majority of the voting power of the outstanding shares of our capital stock. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.
•Supermajority Approval Requirements. Certain amendments to our amended and restated certificate of incorporation and stockholder amendments to our amended and restated bylaws will require the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of our capital stock entitled to vote thereon. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
•Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
•Section 203 of the DGCL. We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that Tiptree and Warburg, and in each case certain of their transferees and affiliates, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Corporation, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act. Our certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice of forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim. See “Risk Factors—Our amended and restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.”
Corporate Opportunities
Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of each of Tiptree and Warburg, any of their respective affiliates and each of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Company, and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.
Limitations on Liability and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and certain officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation will not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

We also expect to enter into customary indemnification agreements with each of our directors and certain of our officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain directors’ and officers’ liability insurance that insures against liabilities that our directors and officers may incur in such capacities.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Financial Solutions.
Listing
We have applied for listing on the New York Stock Exchange under the symbol “TFG.”

SHARES ELIGIBLE FOR FUTURE SALE
Currently, no public markets exists for our common stock, and no predictions can be made about the effect, if any, that market sales of common stock or the availability of such common stock for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of our Common Stock—After the expiration of the lock-up period, there may be sales of a substantial amount of our common stock by our current stockholders, and these sales could cause the price of our common stock to decline.” Upon the completion of this offering, we will have         outstanding shares of common stock. Of these shares,         shares of common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.
Lock-Up Agreements
In connection with this offering, we, our executive officers, directors and principal stockholders have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of certain of the representatives of the underwriters. See “Underwriting.”
Rule 144
In general, under Rule 144, beginning 90 days after the consummation of this offering, a person (or persons whose common stock are required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
•1% of the number of shares then outstanding, which will equal approximately         shares immediately after consummation of this offering; or
•the average weekly trading volume in our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.
Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.
S-8 Registration Statement
In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act, which will register shares of common stock available for issuance under our equity Incentive Plan. That registration statement will become effective upon filing, and none of the common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement.
Registration Rights
We have entered into a registration rights agreement with Tiptree and Warburg, entitling them to rights with respect to the registration of shares of common stock. Pursuant to the registration rights agreement, Tiptree or Warburg may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, among other exceptions, may elect to include shares of common stock in such registration. Following such registered sales, these shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1985, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.
This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:
•an individual who is a citizen or resident of the United States;
•a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.
There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock
We do not currently expect to make distributions with respect to our common stock. If we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”
Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:
•IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or
•IRS Form W-8ECI (or successor form) certifying that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).
The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.
Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.
If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.
Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock
Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock, unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
With respect to the second exception, generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.
Additional Withholding and Reporting Requirements
The Foreign Account Tax Compliance Act, Sections 1471 through 1474 of the Code, and related Treasury Regulations, together with other Treasury Department and IRS guidance issued thereunder, and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on our common stock, paid to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.
The IRS and the Department of Treasury have issued proposed regulations on which taxpayers may rely providing that these withholding rules will not apply to the gross proceeds of a sale or other disposition of shares of our common stock. Prospective investors should consult their own tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.
Backup Withholding and Information Reporting
We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures (such as the provision of a properly completed W-8BEN or W-8BEN-E) to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.
Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
U.S. Federal Estate Tax
Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
Barclays Capital Inc.
Citizens JMP Securities, LLC
Keefe, Bruyette & Woods, Inc.
Piper Sandler & Co.
Raymond James & Associates, Inc.
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional       shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase       additional shares.

Paid by us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed with the underwriters, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”) without the prior written consent of the representatives and subject to certain exceptions, not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file or confidentially submit any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash or otherwise. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
The officers, directors, and holders of substantially all of the Company’s common stock have agreed with the underwriters, for the Lock-Up Period and subject to certain exceptions, except with the prior written consent of the representatives, not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the our common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied for listing on the New York Stock Exchange under the symbol “TFG”.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common stock offered by this prospectus.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $               .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the EU Prospectus Regulation:
a)to any legal entity which is a "qualified investor" as defined under the EU Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of reserved shares shall result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any of the shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the underwriters of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a "qualified investor" and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.
For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
a)to any legal entity which is a "qualified investor" as defined under the UK Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, "FSMA"), provided that no such offer of shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.
For the purposes of this provision, the expression an "offer to the public" in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements of The Fortegra Group, Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.
Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.fortegra.com. Information on, or accessible through, our website is not part of this prospectus.

GLOSSARY
Adjusted net income – Represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
Adjusted return on average equity – Represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholders’ equity during the period.
Admitted / standard insurance – Insurance written by an insurer licensed to do business in the state in which the insured exposure is located. Admitted insurance companies are subject various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.
A.M. Best – A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.
Case reserves – Losses and loss adjustment expense reserves established with respect to individual reported claims.
Casualty insurance – Insurance that covers claims from third parties.
Catastrophe / catastrophic loss – A severe loss, typically involving multiple claimants. Catastrophic losses may arise from severe weather events like earthquakes, hurricanes, tsunamis, hailstorms, tornados, severe winter weather, floods, fires, as well as man-made disasters like explosions, war, acts of terrorism and political instability.
Cede; Ceding company – When a party purchases reinsurance for its liability from another party, it "cedes" business to the reinsurer and is referred to as the "ceding company."
Combined ratio – Equals the sum of the underwriting ratio and the expense ratio.
Commercial insurance – Casualty focused insurance products for commercial enterprises and small to medium sized businesses, generally concentrated on short-tail lines of business.
Commissions; Ceding commissions – The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage of the written premium.
Credit life and disability – Credit life insurance pays off the balance of a particular debt if the insured passes away. Credit disability or unemployment insurance covers loan payments if the insurer is unable to work for a period of time.
Direct premiums written – Premiums written by an insurer during a given period.
Earned premiums, net – The earned portion of gross written premiums, less the earned portion that is ceded to third-party reinsurers under reinsurance agreements.
Expense ratio – Expressed as a percentage, is the ratio of the GAAP line items employee compensation and benefits and other underwriting, general and administrative expenses to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
Financial strength rating – The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.
Frequency – Number of claims an insurer anticipates will occur over a given period of time.
Fronting – The practice of licensed insurance companies issuing insurance policies while transferring substantially all of the underlying risk to third parties in exchange for a fee.

Gross written premiums and premium equivalents – Represents total gross written premiums and premium equivalents from insurance policies and warranty service contracts issued during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions.
IBNR; incurred but not reported – Reserves for estimated loss and loss adjustment expenses that have been incurred by policyholders but not reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.
Incurred losses – The total losses sustained by an insurance company under a policy or policies, whether paid, unpaid or not reported.
Independent / retail agents – Insurance agents who place insurance on behalf of consumers and businesses.
KBRA – Kroll Bond Rating Agency, LLC and its affiliates (KBRA) is a global full-service rating agency.
Long-tail – Lines of business where the time between the issuance of a policy and reporting and payment of the claim tends to be longer.
Loss adjustment expenses – The expenses of settling claims, including field adjusting, cost containment, legal defense and other fees and the portion of general expenses allocated to claim settlement costs.
Loss development – Increases or decreases in previously recorded losses and loss adjustment expenses over a given period of time.
Loss ratio – A ratio calculated by dividing losses and loss adjustment expenses by net premiums earned.
Managing general agent (“MGA”) – An agent or business appointed by an insurer to underwrite, negotiate insurance contracts, and / or administer an insurance program on its behalf. MGAs are often specialized in a particular insurance product or line and are granted limited underwriting authority by their insurance partners.
Net written premiums – Gross written premiums for a given period less premiums ceded to reinsurers during such period.
Non-admitted / excess and surplus lines – Non-admitted / excess and surplus lines policies generally are not subject to regulations governing premium rates or policy language. Insurance companies are considered non-admitted in the states in which they offer excess and surplus lines products.
Personal lines – Insurance products for individuals.
Persistency rate – The annual retention of producing agents expressed as a percentage of the number of total agents.
Premium-per-risk – Premiums calculated per policy risk underwritten.
Producer owned reinsurance company (“PORC”) – A captive reinsurance company that generally assume all of the underwriting risk associated with the insurance they distribute.
Programs – Insurance business model in which the authority to produce, underwrite and administer policies is granted to agents and program managers, subject to the insurer’s pricing and underwriting guidelines.
Property insurance – Insurance that covers property when damage, theft or loss occurs.
Reinsurance – The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Return on average equity – Net income expressed on an annualized basis as a percentage of average beginning and ending member’s / stockholders’ equity during the period.
Severity – Costs of a claim – a high-severity claim is more expensive than an average claim, and a low-severity claim is less expensive.
Short-tail – Lines of business where the time between the issuance of a policy and reporting and payment of the claim tends to be shorter.
Specialty insurance – Lines of business or exposure profiles characterized by: high-hazard or nonstandard insurance, niche market segments and/or tailored underwriting. Can be written on either an admitted or E&S basis.
Specialty programs – Programs with a common set of bespoke risks that provide for a more nuanced approach to underwriting, claims and administration.
State guaranty funds – Funding mechanisms that are administered by a U.S. state to protect policyholders in the event that an insurance company defaults on benefit payments or becomes insolvent. The fund only protects beneficiaries of insurance companies that are licensed to sell in that state.
Statutory accounting principles (“SAP”) – Those accounting principles and practices, which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.
Third-party administrators (“TPAs”) – Organizations that provide claims administration and other administrative services for a separate entity.
Underwriting – The process of evaluating, defining, and pricing insurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the policyholder under the terms of the contract.
Underwriting and fee margin – Represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization.
Underwriting ratio – Expressed as a percentage, is the ratio of the GAAP line items net losses and loss adjustment expenses, member benefit claims and commission expense to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
Underwriting and fee revenues – Total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses).
Unearned premiums – The portion of gross written premium that has not been earned.
Unregulated fee revenues – Fee revenue generated in service entities that are not subject to insurance regulation.
Vehicle service contracts (“VSC”) – Plans that help cover the costs of any repairs needed once the limited warranty on the vehicle has expired.
Warburg – WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.
Warranty; product warranty – Insurance product that protects an owner against the cost of damage, repair or replacement of a covered item.
Wholesale brokers – Intermediaries who negotiate contracts of insurance between retail agents and insurance companies, receiving a commission for placement and other services rendered.

INDEX TO FINANCIAL STATEMENTS
Audited Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements
Financial Schedules – Condensed Financial Statements (Parent Company Only)

Page
Financial Schedules	F-107

Deloitte & Touche LLP
50 North Laura Street
Jacksonville, FL 32202
USA

Tel: +1 904-665-1400
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Fortegra Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Fortegra Group, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in member’s/stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index to the Financial Statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Policy Liabilities and Unpaid Claims – Refer to Notes 2 and 11 to the Financial Statements.
Critical Audit Matter Description
Policy liabilities and unpaid claims include claims in the normal course of settlement and reserve estimates. The Company estimates policy liabilities and unpaid claims by applying a variety of generally accepted actuarial methods to historical loss development patterns, which require numerous assumptions and significant judgment.
We identified policy liabilities and unpaid claims as a critical audit matter because of the significant estimates and assumptions management made in forecasting ultimate losses. This critical audit matter required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate management’s selection of various assumptions in determining unpaid claims reserves.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to testing management’s significant estimates and assumptions used in determining policy liabilities and unpaid claims included the following, among others:
•We tested the design and operating effectiveness of controls over policy liabilities and unpaid claims, including those related to the estimation and management’s review of the estimates as well as the selection of underlying assumptions.
•We tested the design and operating effectiveness of controls over the completeness and accuracy of the premium and claim data utilized by management and their third-party actuaries.
•We evaluated the methods and assumptions used by the Company to estimate the policy liabilities and unpaid claims through the following procedures:
–With assistance from our actuarial specialists:
■We developed an independent expected range of policy liabilities and unpaid claims reserves based on historical and industry claim development factors, or performed actuarial peer review procedures to evaluate management’s application of actuarial methods and significant assumptions.
■We performed retrospective procedures comparing actual loss development with expected development to assess the reasonableness of assumptions used, including consideration of potential bias, in the estimation of policy liabilities and unpaid claims.
–We tested the underlying data that served as the basis for the actuarial analysis, including historical claims data, to test that the inputs to the actuarial estimates were complete and accurate.

/s/ Deloitte & Touche LLP

Jacksonville, Florida
November 8, 2023

We have served as the Company's auditor since 2017.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, unless otherwise noted)

	As of
	December 31, 2022	December 31, 2021
Assets:
Investments:
Available for sale securities, at fair value	$611,980	$577,448
Loans, at fair value	14,312	7,099
Common and preferred equity securities	16,736	51,605
Exchange traded and mutual funds	56,256	58,079
Other investments	66,163	79,975
Total investments	765,447	774,206
Cash and cash equivalents	388,406	135,825
Restricted cash	12,307	17,617
Notes receivable, net	121,319	89,788
Accounts, premiums and other receivables, net	369,241	354,186
Reinsurance recoverable	450,620	246,746
Prepaid reinsurance premiums	725,470	634,090
Deferred acquisition costs	498,925	379,373
Goodwill	184,900	177,395
Intangible assets, net	115,087	121,308
Other assets	70,855	71,618
Total assets	$3,702,577	$3,002,152

Liabilities and Member’s / Stockholders’ Equity
Liabilities:
Corporate debt, net	$151,297	$153,686
Debt associated with asset-based lending	60,628	42,310
Unearned premiums	1,357,436	1,123,952
Policy liabilities and unpaid claims	567,193	331,703
Deferred revenue	649,150	534,863
Reinsurance payable	305,097	265,569
Deferred tax liabilities, net	57,992	52,290
Other liabilities and accrued expenses	215,075	223,848
Total liabilities	$3,363,868	$2,728,221

Member’s / Stockholders’ Equity
Preferred stock $0.01 par value, 100,000,000 shares authorized, — and 5,333,333 shares issued and outstanding, respectively	$77,679	$—
Common stock $0.01 par value, 400,000,000 shares authorized, — and 61,175,137 shares issued and outstanding, respectively	612	—
Additional paid-in capital	159,638	157,204
Accumulated other comprehensive income (loss), net of tax	(52,671)	(2,685)
Retained earnings	151,386	108,346
Member’s / stockholders’ equity attributable to The Fortegra Group, Inc.	336,644	262,865
Non-controlling interests	2,065	11,066
Total member’s / stockholders’ equity	338,709	273,931
Total liabilities and member’s / stockholders’ equity	$3,702,577	$3,002,152
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, unless otherwise noted)

	Year Ended December 31,
	2022	2021	2020
Revenues:
Earned premiums, net	$904,765	$685,552	$477,991
Service and administrative fees	320,720	260,525	186,973
Ceding commissions	13,880	11,784	21,101
Net investment income	12,219	17,896	9,916
Net realized gains (losses)	(10,296)	(5,167)	(15,141)
Net unrealized gains (losses)	(10,051)	3,161	3,197
Other revenue	17,559	10,379	7,024
Total revenues	1,248,796	984,130	691,061
Expenses:
Net losses and loss adjustment expenses	361,601	253,473	178,248
Member benefit claims	91,004	73,539	58,650
Commissions expense	522,685	396,683	280,210
Employee compensation and benefits	87,918	76,552	65,089
Interest expense	20,055	17,576	15,487
Depreciation and amortization expenses	18,551	17,223	10,835
Other expenses	78,832	79,227	55,594
Total expenses	1,180,646	914,273	664,113
Income (loss) before taxes	68,150	69,857	26,948
Less: provision (benefit) for income taxes	21,251	18,438	3,725
Net income (loss)	46,899	51,419	23,223
Less: net income (loss) attributable to non-controlling interests	475	2,664	402
Net income (loss) attributable to The Fortegra Group, Inc.	$46,424	$48,755	$22,821

Net income (loss) per common share:
Basic earnings per share	$0.77
Diluted earnings per share	$0.76

Weighted average number of common shares
Basic	56,122,795
Diluted	56,708,367
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(in thousands, unless otherwise noted)

	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$46,899	$51,419	$23,223

Other comprehensive income (loss), net of tax:
Change in unrealized gains (losses) on available for sale securities	(55,295)	(10,750)	5,125
Change in unrealized currency translation adjustments	(7,351)	—	—
Related (provision) benefit for income taxes	12,555	2,362	(1,176)
Other comprehensive income (loss), net of tax	(50,091)	(8,388)	3,949

Comprehensive income (loss)	(3,192)	43,031	27,172
Less: comprehensive income (loss) attributable to non-controlling interests	370	2,635	417
Comprehensive income (loss) attributable to The Fortegra Group, Inc.	$(3,562)	$40,396	$26,755
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Member’s Equity / Stockholders’ Equity
(in thousands, except shares)

	Preferred Stock		Common Stock
	Number of shares	Par Value	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total member’s / stockholders’ equity
Balance at December 31, 2019	—	$—	$—	$—	$224,240	$1,698	$36,810	$11,061	$273,809
Adoption of accounting standard(1)	—	—	—	—	—	42	(42)	—	—
Equity based compensation	—	—	—	—	—	—	—	1,472	1,472
Vesting of equity based compensation	—	—	—	—	1,389	—	—	(3,541)	(2,152)
Contribution from Tiptree Holdings LLC	—	—	—	—	33,000	—	—	—	33,000
Distribution to Tiptree Holdings LLC	—	—	—	—	(35,092)	—	—	—	(35,092)
Non-controlling interest attributable to Defend acquisition	—	—	—	—	—	—	—	(500)	(500)
Other comprehensive income (loss), net of tax	—	—	—	—	—	3,934	—	15	3,949
Net income (loss)	—	—	—	—	—	—	22,821	402	23,223
Balance at December 31, 2020	—	$—	—	$—	$223,537	$5,674	$59,589	$8,909	297,709
Equity based compensation	—	—	—	—	—	—	—	1,182	1,182
Vesting of equity based compensation	—	—	—	—	856	—	—	(1,540)	(684)
Contribution from Tiptree Holdings LLC	—	—	—	—	10,000	—	—	—	10,000
Distribution to Tiptree Inc.	—	—	—	—	(77,190)	—	—	—	(77,190)
Non-controlling interest contributions	—	—	—	—	—	—	—	100	100
Non-controlling interest distributions	—	—	—	—	—	—	—	(221)	(221)
Other, net	—	—	—	—	1	—	2	1	4
Other comprehensive income (loss), net of tax	—	—	—	—	—	(8,359)	—	(29)	(8,388)
Net income (loss)	—	—	—	—	—	—	48,755	2,664	51,419
Balance at December 31, 2021	—	—	—	—	157,204	(2,685)	108,346	11,066	273,931

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Member’s Equity / Stockholders’ Equity
(in thousands, except shares)

	Preferred Stock		Common Stock
	Number of shares	Par Value	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total member’s / stockholders’ equity
Balance at December 31, 2021	—	—	—	—	157,204	(2,685)	108,346	11,066	$273,931
Issuance of common stock	—	—	10,777,777	108	112,288	—	—	—	$112,396
Issuance of preferred stock	5,333,333	77,679	—	—	—	—	—	—	77,679
Equity based compensation	—	—	—	—	97	—	—	597	694
Vesting of equity based compensation	—	—	—	—	—	—	—	(1,086)	(1,086)
Conversion to C-Corp	—	—	48,609,600	486	(486)	—	—	—	—
Contribution of debt from Tiptree	—	—	—	—	(109,447)	—	—	—	(109,447)
Non-controlling interest exchange	—	—	1,787,760	18	(18)	—	—	(8,966)	(8,966)
Non-controlling interest contributions	—	—	—	—	—	—	—	250	250
Non-controlling interest distributions	—	—	—	—	—	—	—	(166)	(166)
Other comprehensive income (loss), net of tax	—	—	—	—	—	(49,986)	—	(105)	(50,091)
Preferred dividends	—	—	—	—	—	—	(3,384)	—	(3,384)
Net income (loss)	—	—	—	—	—	—	46,424	475	46,899
Balance at December 31, 2022	5,333,333	77,679	61,175,137	612	159,638	(52,671)	151,386	2,065	338,709
_______________
(1)Amounts reclassified due to adoption of ASU 2016-13. See Note (2) Summary of Significant Accounting Policies.
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands, unless otherwise noted)

	Year Ended December 31,
	2022	2021	2020
Operating Activities:
Net income (loss) attributable to The Fortegra Group, Inc.	$46,424	$48,755	$22,821
Net income (loss) attributable to non-controlling interests	475	2,664	402
Net income (loss)	46,899	51,419	23,223
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Net realized and unrealized (gains) losses	20,347	2,006	11,944
Non-cash compensation expense	2,440	2,006	2,287
Amortization/accretion of premiums and discounts	721	2,371	1,706
Depreciation and amortization expense	18,551	17,223	10,835
Amortization of deferred financing costs	1,117	1,155	—
Non-cash lease expense	3,442	3,804	2,352
Deferred tax (benefit) expense	18,732	14,922	23,794
Gain on Warburg Additional Warrants	(939)	—	—
Other	196	307	684
Changes in operating assets and liabilities:
(Increase) decrease accounts, premiums and other receivables, net	(11,333)	(53,126)	(46,291)
(Increase) decrease in reinsurance receivables	(295,254)	(152,827)	(116,839)
(Increase) decrease in deferred acquisition costs	(119,552)	(149,943)	(62,937)
(Increase) decrease in other assets	7,234	(22,934)	(12,733)
Increase (decrease) in unearned premiums	233,484	263,262	105,697
Increase (decrease) in policy liabilities and unpaid claims	235,490	98,265	33,968
Increase (decrease) in deferred revenue	113,899	135,816	122,136
Increase (decrease) in reinsurance payable	39,528	40,909	53,716
Increase (decrease) in other liabilities and accrued expenses	(16,732)	42,796	16,146
Net cash provided by (used in) operating activities	298,270	297,431	169,688
Investing Activities:
Purchases of investments	(1,196,274)	(1,430,179)	(1,481,935)
Proceeds from sales and maturities of investments	1,138,988	1,168,319	1,400,105
Proceeds from the sale of real estate	—	—	2,981
Purchases of fixed assets	(9,058)	(2,209)	(5,647)
Proceeds from notes receivable	85,435	55,886	41,582
Issuance of notes receivable	(113,989)	(76,645)	(61,693)
Business and asset acquisitions, net of cash and deposits	(14,960)	133	(4,312)
Net cash provided by (used in) investing activities	(109,858)	(284,695)	(108,919)

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands, unless otherwise noted)

	Year Ended December 31,
	2022	2021	2020
Financing Activities:
Dividends paid	(2,016)	—	—
Proceeds from borrowings	271,318	287,460	262,145
Principal paydowns of borrowings	(394,607)	(270,500)	(281,210)
Net non-controlling interest (redemptions) contributions	(1,002)	(805)	(2,152)
Contributions from Tiptree Holdings LLC	—	10,000	33,000
Distribution to Tiptree Holdings LLC	—	(45,170)	(35,092)
Issuance of Fortegra Common Stock	98,433	—	—
Issuance of Fortegra Warrants	13,101	—	—
Issuance of Warburg Additional Warrants	6,230	—	—
Issuance of Fortegra Preferred Stock	83,486	—	—
Payment of WP Transaction costs	(12,910)	—	—
Payment of debt issuance costs	(1,346)	(92)	(2,834)
Net cash provided by (used in) financing activities	60,687	(19,107)	(26,143)
Effect of exchange rate changes on cash	(1,828)	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	247,271	(6,371)	34,626
Cash, cash equivalents and restricted cash – beginning of period	153,442	159,813	125,187
Cash, cash equivalents and restricted cash – end of period	$400,713	$153,442	$159,813

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest expense	$18,996	$16,286	$14,250
Cash (received) paid during the period for income taxes	$4,216	$1,502	$7,202

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Right of use asset obtained in exchange for lease liability	$5,858	$1,797	$8,379
Distribution to Tiptree Holdings LLC	$—	$(32,020)	$—
Assumption of Fortress Credit Agreement from Tiptree Holdings LLC	$109,447	$—	$—
Bonds and trade receivables exchanged for term loans and equity securities	$19,846	—	—

	As of
Reconciliation of cash, cash equivalents and restricted cash	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$388,406	$135,825	$103,983
Restricted cash	12,307	17,617	55,830
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$400,713	$153,442	$159,813
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(1) Organization
The Fortegra Group, Inc. (“Fortegra”) is an insurance services company organized in Delaware, headquartered in Jacksonville, Florida (references in this report to Fortegra Group, Fortegra, the Company or similar terms refer to The Fortegra Group, LLC and its subsidiaries prior to June 21, 2022 and to The Fortegra Group, Inc. on or after June 21, 2022). Fortegra is the parent of Fortegra Financial Corporation (“FFC”) and the entities operating the Smart AutoCare business. Fortegra is a subsidiary of Tiptree Inc. (“Tiptree”), a public company traded on the NASDAQ Stock Market under the symbol: TIPT. Prior to June 21, 2022, The Fortegra Group, LLC’s sole member was Tiptree Holdings LLC, a wholly owned subsidiary of Tiptree (“Tiptree Holdings”). Fortegra is a specialty insurance underwriter and service provider, which focuses on niche programs and fee-oriented services. The combination of specialty insurance underwriting, service contract products, and related service solutions delivered through a vertically integrated business model creates a blend of traditional underwriting revenues, investment income and unregulated fee revenues. The business is an agent-driven model, distributing products through independent insurance agents, consumer finance companies, online retailers, auto dealers, and regional big box retailers to deliver products that complement the consumer transaction. The business was founded in 1981 through Fortegra’s subsidiary, FFC. The Company generates most of its business through networks of small to mid-sized community and regional banks, small loan companies, independent wireless retailers and automobile dealerships.
The WP Transaction closed on June 21, 2022 and in connection therewith (1) Fortegra converted to a Delaware corporation, (2) Tiptree Holdings contributed stock and assets to Fortegra and Fortegra assumed certain liabilities in exchange for 48,609,600 shares of common stock, par value $0.01 (“Common Stock”) and 1,712,511 additional warrants to acquire Common Stock (the “Tiptree Additional Warrants”), (3) management equity holders of a subsidiary of Fortegra contributed their equity in exchange for Common Stock in Fortegra, (4) Fortegra assumed substantially all of the outstanding debt under the Fortress Credit Agreement, (5) Fortegra issued and sold to Warburg, 10,666,667 shares Common Stock of Fortegra, 3,520,000 warrants to purchase shares of Common Stock (the “Warrants”), 5,333,333 shares of Series A Preferred Stock (the “Preferred Stock”) of Fortegra and 1,712,511 additional warrants to acquire Common Stock (the “Warburg Additional Warrants”), for an aggregate purchase price of $200,000, a portion of which was used in repaying all of the outstanding debt under the Fortress Credit Agreement, and (6) directors of Fortegra purchased 111,110 shares of Common Stock for $1,250 in the aggregate.
(2) Summary of Significant Accounting Policies
Definitions and abbreviations
“AFS Securities” means Available for Sale Securities, at fair value.
“A.M. Best” means A.M. Best Company, Inc.
“Corvid Peak” means Corvid Peak Capital Management, LLC.
“Corvid Peak Funds” means Corvid Peak Restructuring Partners Onshore Fund LLC and Albatross CP LLC.
“ETFs” means exchange traded funds.
“Fortress Credit Agreement” means the credit agreement, dated as of February 21, 2020, among Fortress Credit Corp. as Administrative Agent, Collateral Agent and Lead Arranger, the lenders party thereto, Tiptree Holdings LLC as borrower, Tiptree Inc. as guarantor, Fortegra as guarantor and Fortegra Warranty Holdings as guarantor.
“GAAP” means U.S. generally accepted accounting principles.
“NAIC” means the National Association of Insurance Commissioners.
“PORCs” means producer owned reinsurance companies.
“Preferred Trust Securities” means our preferred trust securities due June 15, 2037.
“SAP” means statutory accounting principles.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

“Smart AutoCare” means the following entities and their subsidiaries operating under the Smart AutoCare brand: SAC Holdings, Inc., Freedom Insurance Company, Ltd., Dealer Motor Services, Inc., Independent Dealer Group, Inc., Ownershield, Inc, Accelerated Service Enterprise, LLC, SAC Admin Inc., SAC Insurance Company, Smart AutoCare Inc., Smart AutoCare Administration Solutions and Tiptree Reassurance Company, Ltd.
“Warburg” means WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.
“WP Transaction” means the $200 million strategic investment in Fortegra by Warburg Pincus pursuant to the Securities Purchase Agreement between and among Tiptree, Fortegra and WP Falcon Aggregator, L.P. dated October 11, 2021.
Basis of Presentation
The accompanying consolidated financial statements of Fortegra have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. The consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company.
Reclassifications
As a result of changes in presentation, certain prior period amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.
Principles of Consolidation
The consolidated financial statements include the accounts of The Fortegra Group, Inc. and its majority-owned and controlled subsidiaries. The Company eliminates all intercompany account balances and transactions. Non-controlling interests on the consolidated financial statements represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Fortegra.
Entity Wide Information
Through its global operations and wide array of products, the Company generated earned premiums, net, service and administrative fees, ceding commissions and other revenue for the following periods:

	For the Year Ended December 31,
	2022	2021	2020
U.S. Insurance	$922,293	$690,204	$499,712
U.S. Warranty Solutions	274,923	230,892	170,726
Europe Warranty Solutions	59,708	47,144	22,651
Total earned premiums, net, service and administrative fees, ceding commissions and other revenue	$1,256,924	$968,240	$693,089
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management makes estimates and assumptions that include, but are not limited to, the determination of the following significant items:
•Fair value of financial assets and liabilities, including, but not limited to, securities, loans and derivatives;
•Value of acquired assets and liabilities;
•Carrying value of goodwill and other intangibles, including estimated amortization period and useful lives;

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

•Reserves for unpaid losses and loss adjustment expenses, estimated future claims and losses, potential litigation and other claims;
•Deferred acquisition costs and value of business acquired;
•The realization of deferred tax assets, and recognition and measurement of uncertain tax positions;
•Valuation of contingent share issuances for compensation and purchase consideration, including estimates of number of shares and vesting schedules;
•Revenue recognition including, but not limited to, the timing and amount of insurance premiums, and service and administrative fees; and
•Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements.
Although these and other estimates and assumptions are based on the best available estimates, actual results could differ materially from management’s estimates.
Non-Controlling Interests
The third-party ownership interests of the common stock of Southern Financial Life Insurance Company (“SFLIC”), Defend Insurance Group (“Defend”) and subsidiary ownership by management associated with equity based compensation are reflected as non-controlling interests on the consolidated balance sheets. During 2022, the subsidiary ownership by management associated with equity based compensation was exchanged for ownership of Fortegra. The table below presents the amounts outstanding and the percentages of non-controlling interests for the following periods:

	As of December 31, 2022		As of December 31, 2021		As of December 31, 2020
	Amount	Percent	Amount	Percent	Amount	Percent
SFLIC	$1,221	15%	$1,242	15%	$1.161	15%
Defend	699	34%	781	34%	1.087	45%
Equity based compensation associated with LOTS Intermediate Co.	—	—%	8,945	4%	6.661	3%
Corvid Fund	145	—%	98	—%		—%
Total non-controlling interests	$2,065		$11,066		$8,909
Income attributable to non-controlling interests is presented in the consolidated statements of operations as net income attributable to non-controlling interests and on the consolidated statements of comprehensive income (loss) as comprehensive income (loss) attributable to non-controlling interests.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Business Combination Accounting
The Company accounts for business combinations by applying the acquisition method of accounting. The acquisition method requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at fair value as of the closing date of the acquisition. The net assets acquired may consist of tangible and intangible assets and the excess of purchase price over the fair value of identifiable net assets acquired, or goodwill. The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. Contingent consideration, if any, is measured at fair value on the date of acquisition. The fair value of any contingent consideration liability is remeasured at each reporting date with any change recorded in other expense in the consolidated statements of operations. Acquisition and transaction costs are expensed as incurred.
In certain instances, the Company may acquire less than 100% ownership of an entity, resulting in the recording of a non-controlling interest. The measurement of assets and liabilities acquired and non-controlling interest is initially established at a preliminary estimate of fair value, which may be adjusted during the measurement period, primarily due to the results of valuation studies applicable to the business combination. Acquisitions that do not meet the criteria for the acquisition method of accounting are accounted for as acquisitions of assets.
Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:
•Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in nonactive markets;
◦Pricing models whose inputs are observable for substantially the full term of the asset or liability;
◦Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
•Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company’s own data and assumptions that are used in pricing the asset or liability.
The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fortegra’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

and the consideration of factors specific to the instrument. From time to time, Fortegra’s assets and liabilities will transfer between one level to another level. It is Fortegra’s policy to recognize transfers between different levels at the end of each reporting period.
Fortegra utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.
Fair Value Option
In addition to the financial instruments that the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in net unrealized gains (losses) within the consolidated statements of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.
Derivative Financial Instruments and Hedging
From time to time, derivative instruments are used in the overall strategy to manage exposure to market risks primarily related to fluctuations in interest rates. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments are measured at fair value on a recurring basis and are included in other investments or other liabilities and accrued expenses on the consolidated balance sheets.
Derivative Assets and Liabilities, at fair value
Derivative assets and liabilities are carried at fair value with the change in the fair value recorded in the consolidated statements of operations. Derivative assets and liabilities are generally comprised of a combination of swaps and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrant (Warburg) is a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (16) Member’s / Stockholders’ Equity for additional information regarding Fortegra Additional Warrant.
As of December 31, 2022 and 2021, the Company had derivative assets of $230 and $216 included in other investments, and derivative liabilities of $7,730 and $1,657 included in other liabilities and accrued expenses, respectively. The notional value of derivative assets and liabilities as of December 31, 2022 and 2021 was $13,427 and $9,232, respectively.
Equity Based Compensation
The Company employs a long-term incentive compensation plan and measures such compensation expense for equity based awards at fair value and recognizes expense over the service period for awards expected to vest. The fair value of restricted stock units (“RSUs”) is based on the number of units granted and the enterprise value of the Company (excluding contributed assets) at the time of grant. In addition, the estimation of equity based awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from current estimates, such results will be recorded as a cumulative adjustment in the period that the estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards (performance-based vs. time-based), employee class and historical experience.
Income Taxes
Deferred tax assets and liabilities are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce a deferred tax

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

asset to the amount expected to be realized. As of December 31, 2022 and 2021, one of our subsidiaries files federal and state tax returns on a standalone basis. These U.S. federal and state income tax returns, when filed, will be subject to examination by the Internal Revenue Service and state departments of revenue. See Note (19) Income Taxes.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The Company’s provision or benefit for income taxes is adjusted accordingly for tax positions not deemed to meet the more likely than not threshold. The Company’s policy is to account for interest as a component of interest expense and penalties as a component of other expenses.
Investments
The Company records all investment transactions on a trade‑date basis. Realized gains (losses) are determined using the specific-identification method. The Company classifies its investments in debt securities as available for sale, trading or held-to-maturity based on the Company’s intent and ability to hold the debt security to maturity. The Company did not have any held-to-maturity securities at December 31, 2022 and 2021. See Note (4) Investments.
Available for Sale Securities, at Fair Value
AFS securities are not classified as trading or held-to-maturity and are intended to be held for indefinite periods of time. AFS securities include those debt securities that management may sell as part of its asset/liability management strategy or in response to changes in interest rates, resultant prepayment risk or other factors. AFS securities are held at fair value on the consolidated balance sheets with changes in fair value including non-credit related losses, net of related tax effects, recorded in the AOCI component of member’s / stockholders’ equity in the period of change. Upon the disposition of an AFS security, the Company reclassifies the gain or loss on the security from AOCI to net realized gains (losses) on the consolidated statements of operations.
For AFS securities, the Company reviews its securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.
Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on AFS securities. For AFS securities which have an expectation of zero risk of nonpayment of the amortized cost basis (e.g. U.S. Treasury securities or agency securities), the expected credit loss is zero.
Loans, at Fair Value
Loans, at fair value is substantially comprised of corporate loans. Changes in their fair value are reported within net unrealized gains (losses) in our consolidated statements of operations.
Corporate Loans
Corporate loans are comprised of middle market loans and bank loans which are carried at fair value. In general, the fair value is obtained from an independent pricing service which provides coverage of secondary market participants. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Equity Securities
Equity securities are investments consisting of equity securities that are purchased principally for the purpose of selling them in the near term. Changes in fair value are recorded in net unrealized gains (losses) on the consolidated statements of operations in the period of change.
Other Investments
Corporate Bonds
Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures to ensure that the prices provided are reasonable.
Cash and Cash Equivalents
The Company considers all highly liquid investments of sufficient credit quality purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of U.S. denominated cash on hand, cash held in banks and investments in money market funds.
Restricted Cash
The Company’s restricted cash primarily consists of cash for unremitted premiums received from agents and insurers, fiduciary cash for reinsurers and pledged assets for the protection of policy holders in various state jurisdictions. Restricted cash also includes cash posted as collateral under credit facilities to maintain borrowing base sufficiency, borrower escrow funds for taxes, insurance, rate-lock fees and servicing related escrow funds and collateral on warehouse borrowings.
Notes Receivable, Net
The Company’s notes receivable, net includes receivables related to insurance and warranty premium financing programs.
The Company accrues interest income on its notes receivable based on the contractual terms of the respective note. The Company monitors all notes receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition to allowances for bad debt for specific notes receivable, a general provision for bad debt is estimated for the Company’s notes receivable based on history. Account balances are generally charged against the allowance when the Company believes it is probable that the note receivable will not be recovered and has exhausted its contractual and legal remedies.
Generally, receivables overdue more than 120 days are written off when the Company determines it has exhausted reasonable collection efforts and remedies, see Note (5) Notes Receivable, net.
Accounts and Premiums Receivable, Net
Accounts and premiums receivable, net are primarily trade receivables from the insurance business that are carried at their approximate fair value. Accounts and premiums receivable from the Company’s insurance business consist primarily of advance commissions and agents' balances in course of collection and billed but not collected policy premiums, presented net of the allowance for doubtful accounts. For policy premiums that have been billed but not collected, the Company records a receivable on its consolidated balance sheets for the full amount of the premium billed, with a corresponding liability, net of its commission, to insurance carriers. The Company earns interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers. The Company maintains an allowance for doubtful accounts based on an estimate of uncollectible accounts.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Retrospective commissions receivable, Trust receivables and Other receivables
Retrospective commissions receivable, trust receivables and other receivables are primarily trade receivables from the insurance business that are carried net of allowance at their approximate fair value.
Reinsurance Receivables
Through the insurance business, the Company has various reinsurance agreements in place whereby the amount of risk in excess of its retention goals is reinsured by unrelated domestic and foreign insurance companies. The Company is required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance receivables include amounts related to paid benefits, unpaid benefits and prepaid reinsurance premiums. Reinsurance receivables are based upon estimates and are reported on the consolidated balance sheets separately as assets, as reinsurance does not relieve the Company of its legal liability to policyholders. Management continually monitors the financial condition and agency ratings of the Company’s reinsurers and believes that the reinsurance receivables accrued are collectible. Balances recoverable from reinsurers and amounts ceded to reinsurers relating to the unexpired portion of reinsured policies are presented as assets. Experience refunds from reinsurers are recognized based on the underwriting experience of the underlying contracts.
Deferred Acquisition Costs
The Company defers certain costs of acquiring new and renewal insurance policies and other products as follows within the Company’s insurance business. Amortization of deferred acquisition costs was $479,125 and $375,052 for the years ended December 31, 2022 and 2021, respectively.
Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company’s insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.
Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.
The Company evaluates whether all deferred acquisition costs are recoverable at year-end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company’s evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2022 and 2021.
Goodwill and Intangible Assets, net
The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are amortized over their estimated useful lives principally using a pattern of economic benefit for customer relationships and a straight-line method for other intangible assets. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The Company carries intangible assets, which represent customer and agent relationships, trade names, insurance licenses (certificates of authority granted by individual state departments of insurance), the value of in-force insurance policies acquired, and software acquired or internally developed. Management has deemed the insurance licenses to have an indefinite useful life. Costs incurred to renew or maintain insurance licenses are recorded as operating costs in the period in which they arise. See Note (8) Goodwill and Intangible Assets, net.
Other Assets
Other assets primarily consist of receivables from related parties, right of use assets, prepaid expenses, and furniture, fixtures and equipment, net. See Note (13) Other Assets and Other Liabilities and Accrued Expenses.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Debt, net
Debt is carried on the consolidated balance sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of interest expense in the consolidated statements of operations over the life of the debt. See Note (9) Debt, net.
Unearned Premiums
Premiums written are earned over the life of the respective policy using the Rule of 78's, pro rata, or other actuarial methods as appropriate for the type of business. Unearned premiums represent the portion of premiums that will be earned in the future. A premium deficiency reserve is recorded if anticipated losses, loss adjustment expenses, deferred acquisition costs and policy maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. As of December 31, 2022 and 2021, no deficiency reserves were recorded.
Policy Liabilities and Unpaid Claims
Policyholder account balances relate to investment-type individual annuity contracts in the accumulation phase. Policyholder account balances are carried at accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Minimum guaranteed interest credited to these contracts ranges from 3.0% to 4.0%.
The Company’s claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. The Company’s actuaries apply a variety of generally accepted actuarial methods to the historical loss development patterns, to derive cumulative development factors. These cumulative development factors are applied to reported losses for each accident quarter to compute ultimate losses. The indicated required reserve is the difference between the ultimate losses and the reported losses. The actuarial methods used include but are not limited to the chain ladder method, the Bornhuetter-Ferguson method, and the expected loss ratio method. The actuarial analyses are performed on a basis gross of ceded reinsurance, and the resulting factors and estimates are then used in calculating the net loss reserves which take into account the impact of reinsurance. The Company has not made any changes to its methodologies for determining claim reserves in the periods presented.
Credit life and accidental death and dismemberment (AD&D) unpaid claims reserves include claims in the course of settlement and incurred but not reported (IBNR). Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other product lines, unpaid claims reserves include case reserves for reported claims and bulk reserves for IBNR claims. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premiums, reported incurred losses, target loss ratios, and in-force amounts or a combination of these factors.
Anticipated future loss development patterns form a key assumption underlying these analyses. Generally, unpaid claims reserves, and associated incurred losses, are impacted by loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity may include changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation, economic conditions, morbidity patterns and the attitudes of claimants towards settlements.
The unpaid claims reserves represent the Company’s best estimates at a given time, based on the projections and analyses discussed above. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.
In accordance with applicable statutory insurance company regulations, the Company’s recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

the Standards of Practice and Codes of Conduct of the American Academy of Actuaries. The independent actuaries perform their actuarial analyses annually and prepare opinions, statements, and reports documenting their determinations. For December 31, 2022 and 2021, our appointed independent third-party actuaries found the Company’s reserves to be adequate.
Deferred Revenue
Deferred revenues represent the portion of income that will be earned in the future attributable to motor club memberships and non-insurance service contracts that are earned over the respective contract periods using the Rule of 78's, modified Rule of 78's, pro rata, or other methods as appropriate for the contract. A deficiency reserve would be recorded if anticipated contract benefits, deferred acquisition costs and contract service costs exceed the recorded deferred revenues and anticipated investment income. As of December 31, 2022 and 2021, no deficiency reserves were recorded.
Other Liabilities and Accrued Expenses
Other liabilities and accrued expenses primarily consist of payables to related parties, lease liabilities, accounts payable and accrued expenses, deferred tax liabilities, net, securities sold, not yet purchased, commissions payable and accrued interest payable. See Note (13) Other Assets and Other Liabilities and Accrued Expenses.
Revenue Recognition
The Company earns revenues from a variety of sources:
Earned Premiums, Net
Net earned premiums is from direct and assumed earned premiums consisting of revenue generated from the direct sale of insurance policies by the Company’s distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy. Methods used include the Rule of 78's, pro rata, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company’s reinsurers, including PORCs, earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.
Service and Administrative Fees
Service and administrative fees are generated from non-insurance programs including warranty service contracts, motor clubs programs and other services. Service and administrative fees are recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78’s, modified Rule of 78’s, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.
In addition, ceding fee paid by our reinsurers on ceded insurance premiums are recorded on an earned basis. This fee reimburses us for administrative, underwriting, and acquisition expenses. These fees are earned in subsequent periods over the remaining term of the policy.
Ceding Commissions
Ceding commissions earned under reinsurance agreements are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by the assuming companies. As experience changes, adjustments to the ceding commissions are reflected in the period incurred and are based on the claim experience of the related policy. The adjustment is calculated by adding the earned premiums and investment income from the assets held in trust for the Company’s benefit less earned commissions, incurred claims and the reinsurer's fee for the coverage.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Policy and Contract Benefits
Member Benefit Claims
Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance as well as warranty and service contracts for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.
Net Losses and Loss Adjustment Expenses
Net losses and loss adjustment expenses represent losses and related claim adjudication and processing costs on insurance contract claims, net of amounts ceded. Net losses include actual claims paid and the change in unpaid claim reserves.
Commissions Payable and Expense
Commissions are paid to distributors and retailers selling credit insurance policies, motor club memberships, mobile device protection, and vehicle service contracts, and are generally deferred and expensed in proportion to the earning of related revenue. Credit insurance commission rates, in many instances, are set by state regulators and are also impacted by market conditions. In certain instances, credit insurance commissions are subject to retrospective adjustment based on the profitability of the related policies. Under these retrospective commission arrangements, the producer of the credit insurance policies receives a retrospective commission if the premium generated by that producer in the accounting period exceeds the costs associated with those policies, which includes the Company’s administrative fees, claims, reserves, and premium taxes. The Company analyzes the retrospective commission calculation periodically for each producer and, based on the analysis associated with each such producer, the Company records a liability for any positive net retrospective commission earned and due to the producer or, conversely, records a receivable, net of allowance, for amounts due from such producer for instances where the net result of the retrospective commission calculation is negative. Commissions payable are included in other liabilities and accrued expenses. See Note (13) Other Assets and Other Liabilities and Accrued Expenses.
Recent Accounting Standards
Recently Adopted Accounting Pronouncements

Standard	Description	Adoption Date	Impact on Financial Statements
Accounting Standard Update (ASU) 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)	The standard simplifies the accounting for certain financial instruments. The guidance reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion and beneficial conversion models and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. The ASU amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. Either a full or modified retrospective method of transition is permissible for the adoption of this standard.	January 1, 2022	The adoption of the standard does not currently impact the Company’s consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Accounting Standard Update (ASU) 2021-08, Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	This standard addresses diversity in practice and inconsistency related to recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. This standard is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Entities should apply the provisions of the new standard prospectively to business combinations occurring on or after the effective date of the standard. Early adoption is permitted, including in an interim period. We early adopted this standard and applied it to all 2022 business combinations.	January 1, 2022	The adoption of the standard does not currently impact the Company’s consolidated financial statements.
2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	The standard eliminates the need for an organization to analyze whether the following apply in a given period: (1) exceptions to the incremental approach for intraperiod tax allocation, (2) exceptions to accounting for basis differences when there are ownership changes in foreign investments and (3) exceptions in interim period income tax accounting for year-to-date losses that exceed anticipated losses. The ASU also is designed to improve financial statement preparers’ application of income tax-related guidance and simplify GAAP for (1) franchise taxes that are partially based on income, (2) transactions with a government that result in a step-up in the tax basis of goodwill, (3) separate financial statements of legal entities that are not subject to tax, and (4) enacted changes in tax laws in interim periods.	January 1, 2021	The standard makes changes to areas of tax accounting for transactions and situations which do not apply to the Company’s activity, so the adoption of the standard does not currently impact the Company’s consolidated financial statements.
2016-13 Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	Topic 326 amended guidance on reporting credit losses for assets held on an amortized cost basis and AFS debt securities. For assets held on an amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in previous GAAP and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For AFS debt securities, credit losses should be measured in a manner similar to previous GAAP; however, Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. Changes in the allowance account are recorded in the period of change as a credit loss expense or reversal of credit loss expense. The measurement of credit losses is not impacted, except that credit losses recognized are limited to the amount by which fair value is below amortized cost.	January 1, 2020	The adoption of this guidance resulted in an immaterial reclassification from AOCI to retained earnings in the Company’s consolidated financial statements.
2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement	The amendments in this update require additions, modifications and elimination to the fair value measurement disclosure. The objective of these disclosure requirements is to provide users of financial statements with information about assets and liabilities measured at fair value:
(a) The valuation techniques and inputs that a reporting entity uses to arrive at its measures of fair value, including judgments and assumptions that the entity makes,
(b) The uncertainty in the fair value measurements as of the reporting date, and
	(c) How changes in fair value measurements affect an entity’s performance and cash flows.	January 1, 2020	The retrospective adoption of this standard resulted in additional disclosures related to inputs of Level 3 investments. This adoption resulted in an immaterial impact to the Company’s consolidated financial statements. See Note (10) Fair Value of Financial Instruments.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Recently Issued Accounting Pronouncements, Not Yet Adopted
During the twelve months ended December 31, 2022, there were no accounting standards issued applicable to the Company.
(3) Acquisitions
Acquisition of ITC Compliance GRP Limited
On April 1, 2022, Fortegra Europe Limited, a subsidiary of the Company, acquired all of the equity interests of ITC Compliance GRP Limited (“ITC”) for total cash consideration of approximately $15,000, net of cash acquired of $6,123, plus earn out payments based on achievement of specific performance metrics. ITC is a provider of regulatory support and compliance services to the retail automotive sector in the United Kingdom.
The preliminary purchase price allocation has been developed based on preliminary estimates of fair value using the historical financial statements of ITC as of the acquisition date and is subject to the completion of management’s final analysis. Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management’s preliminary allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $8,112 and $10,964, respectively, which the Company may modify during the one year period allowed for purchase accounting adjustments during the measurement period. See Note (8) Goodwill and Intangible Assets, net.
Acquisition of Smart AutoCare
On January 3, 2020, Fortegra Warranty Holdings LLC (f/k/a Tiptree Warranty Holdings LLC), a subsidiary of Fortegra, acquired (the Acquisition) all of the equity interests of Accelerated Service Enterprise LLC, SAC Holdings Inc., Dealer Motor Services, Inc., Independent Dealer Group, Inc., Ownershield, Inc., Freedom Insurance Company, Ltd. (Freedom), SAC Admin, Inc., SAC Insurance Company, Inc., Smart AutoCare, Inc. and Smart AutoCare Administration Solutions, Inc. (together Smart AutoCare), pursuant to the Equity Interest Purchase Agreement (as amended, the Purchase Agreement) between Fortegra Warranty Holdings, LLC (Buyer) and Peter Masi (Seller), dated as of December 16, 2019. Concurrent with the Acquisition, Freedom terminated reinsurance agreements with affiliates of Seller (the Commutation Transaction).
The Company paid Seller $111,804, net of working capital true-ups, in cash at closing, $8,250 of which was held in an escrow account to satisfy indemnity claims and was released on August 3, 2021. Simultaneously, pursuant to the Commutation Transaction, affiliates of Seller paid Freedom $102,000 in cash. The Purchase Agreement also provided earn out opportunities to Seller, as further disclosed in note (10) Fair Value of Financial Instruments. Smart AutoCare’s results are included in the Company’s financial results in the years ended 2021 and 2020.
Management’s allocation of the purchase price to the net assets acquired resulted in the recording of finite-lived intangible assets valued at $93,700, with an estimated amortization period of 5 to 13.5 years and will be tax deductible over a 15 year period. The residual amount of the purchase price after the allocation to net assets acquired and identifiable intangibles of $60,346 has been allocated to goodwill. It is expected that $21,127 of this goodwill will be tax deductible over a 15 year period.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table summarizes the final determination of the fair value amounts for the identifiable assets acquired, liabilities assumed, and goodwill, as described above, for the transactions completed during the year ended December 31, 2020:

2020 Acquisition
Assets:
Investments:
Available for sale securities, at fair value	$110
Total investments	110
Cash and cash equivalents	120,934
Restricted cash	764
Notes and accounts receivable, net	6,214
Reinsurance receivables	71,337
Intangible assets, net	93,700
Other assets	34,053
Total assets	$327,112

Liabilities:
Policy liabilities and unpaid claims	$55,151
Deferred revenue	182,568
Reinsurance payable	27,075
Other liabilities and accrued expenses	10,860
Total liabilities	275,654
Net assets acquired	51,458
Goodwill	60,346
$111,804

Acquisition costs	$3,539
Supplemental pro forma results of operations have not been presented for the Acquisition as it is not material in relation to the Company’s reported results.
The following table shows the values recorded by the Company, as of the acquisition date, for finite-lived intangible assets and the range of their estimated amortization period:

Intangible Assets	Weighted Average Amortization Period (in Years)	Value as of acquisition date
Customer relationships	7.2	$86,000
Software licensing	5.0	600
Total acquired finite-lived intangible assets	13.5	7,100
	7.7	$93,700

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Acquisition of Sky Auto
On December 31, 2020, a subsidiary of the Company acquired all of the equity interests in Sky Auto for total net cash consideration of approximately $25,200. Sky Auto markets vehicle service contracts to consumers within the United States.
Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management’s allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $19,867 and $5,340, respectively. The tax basis in goodwill and intangible assets is equal to the GAAP values provided above. The acquired goodwill and intangibles will be amortized over a period of 15 years for tax purposes.
(4) Investments
The following table presents the Company’s investments, measured at fair value as of the following periods:

	As of
	December 31, 2022	December 31, 2021
AFS Securities	$611,980	$577,448
Loans, at fair value	14,312	7,099
Common and preferred equity securities	16,736	51,605
Exchange traded and mutual funds	56,256	58,079
Other investments	66,163	79,975
Total investments	$765,447	$774,206

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

AFS Securities
The following tables present the Company’s investments in AFS Securities:

	As of December 31, 2022
	Amortized cost	Allowance for credit losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$417,278	$—	$844	$(36,062)	$382,060
Obligations of state and political subdivisions	54,390	(3)	4	(4,937)	49,454
Corporate securities	176,187	(183)	1	(14,006)	161,999
Asset backed securities	19,596	(1)	—	(4,246)	15,349
Certificates of deposit	756	—	—	—	756
Obligations of foreign governments	2,629	(3)	—	(264)	2,362
Total	$670,836	$(190)	$849	$(59,515)	$611,980

	As of December 31, 2021
	Amortized cost	Allowance for credit losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	352,288	—	2,087	(3,197)	$351,178
Obligations of state and political subdivisions	57,923	—	1,050	(313)	58,660
Corporate securities	145,997	(241)	517	(1,396)	144,877
Asset backed securities	19,511	—	82	(2,146)	17,447
Certificates of deposit	2,696	—	—	—	2,696
Obligations of foreign governments	2,649	(4)	3	(58)	2,590
Total	$581,064	$(245)	$3,739	$(7,110)	$577,448
_______________
(1)Represents the amount of impairment that has resulted from credit-related factors, and therefore was recognized in net realized gains (losses) as a credit loss on AFS securities. Amount excludes unrealized losses relating to non-credit factors.
The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of
	December 31, 2022		December 31, 2021
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$52,265	$51,315	$41,033	$41,150
Due after one year through five years	300,767	280,965	269,487	268,537
Due after five years through ten years	54,419	49,465	52,561	52,000
Due after ten years	243,789	214,887	198,472	198,314
Asset backed securities	19,596	15,348	19,511	17,447
Total	$670,836	$611,980	$581,064	$577,448

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following tables present the gross unrealized losses on AFS securities by length of time that individual AFS securities have been in a continuous unrealized loss position for less than twelve months, and twelve months or greater:

	As of December 31, 2022
	Less Than or Equal to One Year			More Than One Year			Total
	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$164,593	$(9,357)	354	$186,591	$(26,705)	385	$351,184	$(36,062)	739
Obligations of state and political subdivisions	25,507	(1,076)	97	20,219	(3,861)	78	45,726	(4,937)	175
Corporate securities	45,016	(1,446)	176	114,683	(12,560)	417	159,699	(14,006)	593
Asset backed securities	10,298	(3,642)	46	5,051	(604)	34	15,349	(4,246)	80
Obligations of foreign governments	309	(1)	1	2,054	(263)	8	2,363	(264)	9
Total	$245,723	$(15,522)	674	$328,598	$(43,993)	922	$574,321	$(59.515)	1,596

	As of December 31, 2021
	Less Than or Equal to One Year			More Than One Year			Total
	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$216,378	$(2,827)	324	$11,920	$(370)	47	$228,298	$(3,197)	371
Obligations of state and political subdivisions	17,190	(275)	64	1,152	(38)	5	18,342	(313)	69
Corporate securities	99,434	(1,159)	326	9,722	(237)	45	109,156	(1,396)	371
Asset backed securities	7,454	(84)	38	2,316	(2,062)	5	9,770	(2,146)	43
Certificates of deposit	1,339	—	2	—	—	—	1,339	—	2
Obligations of foreign governments	2,278	(58)	8	—	—	—	2,278	(58)	8
Total	$344,073	$(4,403)	762	$25,110	$(2,707)	102	$369,183	$(7,110)	864
______________
(1)Presented in whole numbers.
Management believes that it is more likely than not that the Company will be able to hold the fixed maturity AFS securities that were in an unrealized loss position as of December 31, 2022 until full recovery of their amortized cost basis.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The table below presents a roll-forward of the activity in the allowance for credit losses on AFS securities by type for the following periods:

	Obligations of state and political subdivisions	Corporate securities	Asset backed securities	Obligations of foreign governments	Total
Balance at December 31, 2020	$—	$—	$—	$—	$—
(Increase) in allowance for credit losses	—	(296)	—	(6)	(302)
Reduction in credit losses due to AFS securities sold during the year	—	3	—	1	4
Gains from recoveries of amounts previously written off	—	52	—	1	53
Balance at December 31, 2021	$—	$(241)	$—	$(4)	$(245)
(Increase) in allowance for credit losses	(3)	(69)	(1)	(1)	(74)
Gains from recoveries of amounts previously written off	—	127	—	2	129
Balance at December 31, 2022	$(3)	$(183)	$(1)	$(3)	$(190)
The Company applies a discounted cash flow model, based on assumptions and model outputs provided by an investment management company, in determining its lifetime expected credit losses on AFS securities. This includes determining the present value of expected future cash flows discounted at the book yield of the security.
The table below presents the amount of gains from recoveries (credit losses) on AFS securities recorded by the Company for the following period:

	Year Ended December 31,
	2022	2021
Net gains from recoveries (credit losses) on AFS securities	$55	$(245)
Pursuant to certain reinsurance agreements and statutory licensing requirements, the Company has deposited invested assets in custody accounts or insurance department safekeeping accounts. The Company cannot remove or replace investments in regulatory deposit accounts without prior approval of the contractual party or regulatory authority, as applicable. The following table presents the Company’s restricted investments included in the Company’s AFS securities:

	As of
	December 31, 2022	December 31, 2021
Fair value of restricted investments in trust pursuant to reinsurance agreements	$34,386	$42,471
Fair value of restricted investments for special deposits required by state insurance departments	16,816	7,189
Total fair value of restricted investments	$51,202	$49,660
The following table presents additional information on the Company’s AFS securities:

	Year Ended December 31,
	2022	2021	2020
Purchases of AFS securities	$233,541	$368,913	$158,357
Proceeds from maturities, calls and prepayments of AFS securities	$77,703	$68,923	$8,493
Gross proceeds from sales of AFS securities	$63,066	$86,981	$35,603

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the gross realized gains and gross realized losses from sales and redemptions of AFS securities:

	Year Ended December 31,
	2022	2021	2020
Gross realized gains	$1,543	$661	$594
Gross realized (losses)	(184)	(23)	(66)
Total net realized gains (losses) from investment sales and redemptions	$1,359	$638	$528
Loans, at fair value
The following table presents the Company’s investments in loans measured at fair value:

	As of December 31, 2022			As of December 31, 2021
	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB
Corporate loans(1)	$14,312	$16,032	$(1,720)	$7,099	$10,156	$(3,057)
Total loans, at fair value	$14,312	$16,032	$(1,720)	$7,099	$10,156	$(3,057)
_______________
(1)The cost basis of Corporate loans was approximately $16,032 and $9,094 at December 31, 2022 and December 31, 2021, respectively.
Common and Preferred Equity Securities
Common and preferred equity securities consist mainly of publicly traded common and preferred stocks. The following table presents information on cost and fair value of common stock and preferred stock by type for the following periods:

	As of
	December 31, 2022		December 31, 2021
	Cost	Fair value	Cost	Fair value
Common stocks
Industrials, miscellaneous, and all other	$37,675	$15,783	$61,909	$45,184
Banks, trust and insurance companies	—	—	3,605	3,948
Non-redeemable preferred stocks	1,437	953	2,516	2,473
Total common and preferred equity securities	$39,112	$16,736	$68,030	$51,605
Exchange Traded and Mutual Funds
Exchange traded and mutual funds represents the carrying amount of the Company’s investments in publicly traded ETFs and mutual funds. The table below presents the Company’s holdings in the following fund types:

	As of
	December 31, 2022		December 31, 2021
	Cost	Fair value	Cost	Fair value
Fixed income ETFs	$56,263	$56,256	$52,176	$53,154
Mutual funds	—	—	4,973	4,925
Total ETFs and mutual funds	$56,263	$56,256	$57,149	$58,079

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Other Investments
The following table contains information regarding the Company’s other investments:

	As of
	December 31, 2022		December 31, 2021
	Amortized cost or Cost	Fair value	Amortized cost or Cost	Fair value
Corporate bonds, at fair value	$45,630	$42,080	$36,436	$38,965
Debentures	23,853	23,853	21,057	21,057
Trade claims	—	—	21,724	19,737
Other	—	230	—	216
Total other investments	$69,483	$66,163	$79,217	$79,975
Net Investment Income
Net investment income represents investment income and expense from investments related to insurance operations as disclosed within net investment income on the consolidated statements of operations. The following table presents the components of net investment income by source of income:

	Year Ended December 31,
	2022	2021	2020
Interest:
AFS securities	$11,262	$7,153	$7,685
Loans, at fair value	780	802	801
Other investments	5,346	5,792	4,245
Dividends from ETFs and common and preferred equity securities	1,398	7,355	1,482
Subtotal	18,786	21,102	14,221
Less: investment expenses(1)	6,567	3,206	4,305
Net investment income	$12,219	$17,896	$9,916
______________
(1)For the years ended December 31, 2022 and 2021, $3,083 and $1,988, respectively, of investment expenses related to Corvid Peak Capital Management, LLC, a related party of the Company. See Note (22) Related Party Transactions.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Net Realized and Unrealized Gains (Losses)
The following table presents the components of net realized and unrealized gains (losses) recorded on the consolidated statements of operations. Net unrealized gains (losses) on AFS securities are included within other comprehensive income (loss) (“OCI”), net of tax, and as such, are not included in this table. Net realized and unrealized gains (losses) are included below:

	Year Ended December 31,
	2022	2021	2020
Net realized gains (losses)
Reclass of unrealized gains (losses) on AFS securities from OCI	$1,359	$638	$528
Net gains from recoveries (credit losses) on AFS securities	55	(245)	53
Net realized gains (losses) on loans	(1,505)	(389)	(945)
Net realized gains (losses) on equity securities	(4,231)	(10,434)	(24,586)
Net realized gains (losses) on corporate bonds	(3,542)	3,917	7,299
Other	(2,432)	1,346	2,510
Total net realized gains (losses)	$(10,296)	$(5,167)	$(15,141)

Net unrealized gains (losses)
Net change in unrealized gains (losses) on loans	$117	$1,330	$(1,461)
Net unrealized gains (losses) held at period end:
Common and preferred equity securities	(5,133)	13,502	(24,447)
ETFs and mutual funds	(1,329)	(1,057)	1,654
Reclass of unrealized (gains) losses from prior periods for equity securities sold	(142)	(814)	17,290
Other	(3,564)	(9,800)	10,161
Total net unrealized gains (losses)	(10,051)	3,161	3,197
Total net realized and unrealized gains (losses)	$(20,347)	$(2,006)	$(11,944)
(5) Notes Receivable, net
The following table presents information on the Company’s notes receivable, net:

	As of
	December 31, 2022	December 31, 2021
Notes receivable, net(1)	$121,319	$89,788
Allowance for uncollectible notes receivable(2)	$85	$123
________________
(1)The notes receivable, net balances as of December 31, 2022 and December 31, 2021 entirely relate to the Company's premium finance and warranty service contract finance business.
(2)As of December 31, 2022 and December 31, 2021, there were $168 and $1,311 in balances classified as 90 days plus past due, respectively.

	Year Ended December 31,
	2022	2021	2020
Bad debt expense	$141	$274	$223

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(6) Accounts, Premiums and Other Receivables, net
The following table presents the total accounts, premiums and other receivables, net:

	As of
	December 31, 2022	December 31, 2021
Accounts and premiums receivable, net	$133,661	$129,585
Retrospective commissions receivable	191,092	157,853
Trust receivables	18,455	41,889
Other receivables	26,033	24,859
Total accounts, premiums and other receivables, net	$369,241	$354,186

Allowance for losses on accounts, premiums and other receivables	$94	$120

	Year Ended December 31,
	2022	2021	2020
Bad debt expense	$56	$33	$28
7) Reinsurance Recoverable and Reinsurance Premiums
The following table presents the effect of reinsurance on premiums written and earned by our insurance business for the following periods:

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net

As of December 31, 2022
Life insurance in force	$6,139,755	$2,892,889	$—	$3,246,866

Year Ended December 31, 2022
Premiums written:
Life insurance	$88,430	$41,218	$193	$47,405	0.4%
Accident and health insurance	142,132	96,923	7,519	52,728	14.3%
Property and liability insurance	1,284,543	661,871	366,585	989,257	37.1%
Total premiums written	$1,515,105	$800,012	$374,297	$1,089,390	34.4%

Premiums earned:
Life insurance	$82,730	$41,359	$522	$41,893	1.2%
Accident and health insurance	141,662	96,725	7,734	52,671	14.7%
Property and liability insurance	1,090,744	582,711	302,168	810,201	37.3%
Total premiums earned	$1,315,136	$720,795	$310,424	$904,765	34.3%

As of December 31, 2021
Life insurance in force	$5,921,446	$3,068,761	$—	$2,852,685

Year Ended December 31, 2021
Premiums written:
Life insurance	$91,865	$46,920	$808	$45,753	1.8%
Accident and health insurance	146,256	100,717	5,790	51,329	11.3%
Property and liability insurance	1,141,979	558,471	214,150	797,658	26.8%
Total premiums written	$1,380,100	$706,108	$220,748	$894,740	24.7%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net

Premiums earned:
Life insurance	$74,151	$39,881	$1,194	$35,464	3.4%
Accident and health insurance	126,501	85,457	7,219	48,263	15.0%
Property and liability insurance	902,439	504,785	204,171	601,825	33.9%
Total premiums earned	$1,103,091	$630,123	$212,584	$685,552	31.0%

As of December 31, 2020
Life insurance in force	$5,153,151	$2,985,196	$—	$2,167,955

For the Year Ended December 31, 2020
Premiums written:
Life insurance	$69,704	$39,761	$1,550	$31,493	4.9%
Accident and health insurance	117,235	78,233	12,696	51,698	24.6%
Property and liability insurance	825,845	509,818	144,332	460,359	31.4%
Total premiums written	$1,012,784	$627,812	$158,578	$543,550	29.2%

Premiums earned:
Life insurance	$68,637	$37,194	$1,437	$32,880	4.4%
Accident and health insurance	118,183	78,365	11,599	51,417	22.6%
Property and liability insurance	691,310	405,469	107,853	393,694	27.4%
Total premiums earned	$878,130	$521,028	$120,889	$477,991	25.3%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the components of net losses and loss adjustment expenses (“LAE”):

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
Year Ended December 31, 2022
Losses and LAE Incurred
Life insurance	$52,186	$28,214	$504	$24,476	2.1%
Accident and health insurance	29,221	21,860	6,780	14,141	47.9%
Property and liability insurance	447,294	307,052	182,742	322,984	56.6%
Total losses and LAE incurred	$528,701	$357,126	$190,026	$361,601	52.6%

Year Ended December 31, 2021
Losses and LAE Incurred
Life insurance	$59,526	$34,030	$869	$26,365	3.3%
Accident and health insurance	21,509	18,091	2,225	5,643	39.4%
Property and liability insurance	354,308	239,678	106,835	221,465	48.2%
Total losses and LAE incurred	$435,343	$291,799	$109,929	$253,473	43.4%

Year Ended December 31, 2020
Losses and LAE Incurred
Life insurance	$46,268	$27,292	$645	$19,621	3.3%
Accident and health insurance	18,354	15,715	7,032	9,671	72.7%
Property and liability insurance	282,906	182,115	48,165	148,956	32.3%
Total losses and LAE incurred	$347,528	$225,122	$55,842	$178,248	31.3%
The following table presents the components of the reinsurance recoverable:

	As of
	December 31, 2022	December 31, 2021
Ceded claim reserves:
Life insurance	$3,965	$3,928
Accident and health insurance	19,408	12,239
Property and liability insurance	243,726	148,962
Total ceded claim reserves recoverable	267,099	165,129
Other reinsurance settlements recoverable	183,521	81,617
Total reinsurance recoverable	$450,620	$246,746

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the components of the prepaid reinsurance premiums:

	As of
	December 31, 2022	December 31, 2021
Prepaid reinsurance premiums:
Life insurance(1)	$75,553	$73,478
Accident and health insurance(1)	81,718	81,521
Property and liability insurance	568,199	479,091
Total	$725,470	$634,090
______________
(1)Including policyholder account balances ceded.
The following table presents the aggregate amount included in reinsurance receivables that is comprised of the three largest receivable balances from non-affiliated reinsurers:

As of
December 31, 2022
Total of the three largest receivable balances from non-affiliated reinsurers	$189,233
As of December 31, 2022, the non-affiliated reinsurers from whom our insurance business has the largest receivable balances were: Allianz Global Corporate & Specialty SE (A.M. Best Rating: A+ rated), Canada Life Assurance Company (A.M. Best Rating: A+ rated, and Canada Life International Reinsurance (Bermuda) Corporation (A.M. Best Rating: A+ rated). A majority of the related receivables from these reinsurers are collateralized by assets on hand and letters of credit; receivable balances from authorized reinsurers do not require collateral. Allianz Global Corporate & Specialty SE and Canada Life Assurance Company are authorized reinsurers in the states in which Fortegra’s U.S. based insurance entities are domiciled. The Company monitors authorization status, financials and A.M. Best ratings of its reinsurers periodically. As of December 31, 2022, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(8) Goodwill and Intangible Assets, net
The following tables present identifiable finite and indefinite-lived intangible assets, accumulated amortization and goodwill:

	As of
	December 31, 2022	December 31, 2021
Finite-Lived Intangible Assets:
Customer relationships	$149,835	$143,300
Accumulated amortization	(60,401)	(45,997)
Trade names	15,028	14,750
Accumulated amortization	(7,039)	(5,633)
Software licensing	12,386	9,300
Accumulated amortization	(9,084)	(8,790)
Insurance policies and contracts acquired	36,500	36,500
Accumulated amortization	(36,374)	(36,320)
Other	751	640
Accumulated amortization	(276)	(203)
Total finite-lived intangible assets	101,326	107,547
Indefinite-Lived Intangible Assets:(1)
Insurance licensing agreements	13,761	13,761
Total intangible assets, net	$115,087	$121,308

Goodwill	184,900	177,395
Total goodwill and intangible assets, net	$299,987	$298,703
_______________
(1)Impairment tests are performed at least annually on indefinite-lived intangible assets.
Goodwill
The following table presents the activity in goodwill and includes the adjustments made to the balance of goodwill to reflect the effect of the final valuation adjustments made for acquisitions, as well as the reduction to any goodwill attributable to impairment related charges:

Balance at December 31, 2020	$177,528
Purchase accounting adjustment(2)	$(133)
Balance at December 31, 2021	$177,395
Goodwill acquired(1)	8,112
Foreign currency translation and other	(607)
Balance at December 31, 2022	$184,900
______________
(1)See Note (3) Acquisitions for more information.
(2)Relates to adjustments during the measurement period as permitted under ASC 805 for the final valuation of acquisition as of December 31, 2021.
The Company conducts annual impairment tests of its goodwill as of October 1. For the years ended December 31, 2022, 2021 and 2020, no impairments were recorded on the Company’s goodwill.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Intangible Assets, net
The following table presents the activity in finite and indefinite-lived other intangible assets and includes the adjustments made to the balance to reflect the effect of any final valuation adjustments made for acquisitions, as well as any reduction attributable to impairment-related charges:

Balance at December 31, 2020	$136,718
Less: amortization expense	(15,410)
Balance at December 31, 2021	$121,308
Intangible assets acquired(1)	10,964
Less: amortization expense	(16,229)
Foreign currency translation and other	(956)
Balance at December 31, 2022	$115,087
______________
(1)See Note (3) Acquisitions for more information.
The following table presents the amortization expense on finite-lived intangible assets for the following periods:

	For the Year Ended December 31,
	2022	2021	2020
Amortization expense on intangible assets	$16,229	$15,410	$9,327
For the years ended December 31, 2022 and 2021, no impairments were recorded on the Company’s intangible assets.
The following table presents the amortization expense on finite-lived intangible assets for the next five years and thereafter:

As of December 31, 2022
2023	$15,595
2024	13,906
2025	11,792
2026	9,543
2027	8,200
2028 and thereafter	43,207
Total(1)	$102,243
____________
(1)Does not include foreign currency translation adjustment of (917) as of December 31, 2022.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(9) Debt, net
The following table presents the balance of the Company’s debt obligations, net of discounts and deferred financing costs:

	As of
	December 31, 2022	December 31, 2021
Corporate debt
Secured revolving credit agreements(1)	$—	$2,160
Preferred trust securities (LIBOR + 4.10%)	35,000	35,000
8.50% Junior subordinated notes	125,000	125,000
Total corporate debt	160,000	162,160

Asset based debt(2)
Asset based revolving financing (LIBOR + 2.75%)	60,628	42,310
Total asset based debt	60,628	42,310
Total debt, face value	220,628	204,470
Unamortized deferred financing costs	(8,703)	(8,474)
Total debt, net	$211,925	$195,996
______________
(1)The secured credit agreements include separate tranches with multiple rate structures which are adjustable based on the Company’s senior leverage ratio, which as of December 31, 2022 was SOFR + 1.50%.
(2)Asset based debt is generally recourse only to specific assets and related cash flows and is not recourse to Fortegra.
The following table presents the amount of interest expense the Company incurred on its debt for the following periods:

	Year Ended December 31,
	2022	2021	2020
Interest expense - corporate debt	$14,675	$14,232	$13,306
Interest expense - asset based debt	5,380	2,950	2,181
Interest expense on debt	$20,055	$17,182	$15,487
The following table presents the future maturities of the unpaid principal balance on the Company’s debt for the following periods:

As of December 31, 2022
2023(1)	60,628
2024	—
2025	—
2026	—
2027	—
2028 and thereafter	160,000
Total	$220,628
_____________
(1)The noted maturities entirely relate to asset based debt which is recourse only to specific assets and related cash flows and not recourse to Fortegra.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following narrative is a summary of certain terms of our debt agreements for the year ended December 31, 2022:
Corporate Debt
Secured Revolving Credit Agreements
As of December 31, 2022 and December 31, 2021, a total of $0 and $2,160, respectively, was outstanding under the Company’s revolving line of credit. The maximum borrowing capacity under the agreements as of December 31, 2022 was $200,000.
On October 21, 2022, the Company and Fortegra Financial (“FFC”), a subsidiary of the Company, entered into a Second Amended and Restated Credit Agreement by and among the Company, FFC and its subsidiary, LOTS Intermediate Co., as borrowers, the lenders from time to time party thereto, certain of FFC’s subsidiaries, as guarantors, and Fifth Third Bank, National Association, as the administrative agent and issuing lender (the “Fortegra Credit Agreement”). The Fortegra Credit Agreement provides for a $200,000 revolving credit facility, all of which is available for the issuance of letters of credit, with a sub-limit of $25,000 for swing loans and matures on October 1, 2027.
As of December 31, 2022, the Company was in compliance with the covenants required under the terms of the borrowing.
Junior Subordinated Notes
On October 12, 2017, FFC issued $125,000 of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057 (the “Notes”). Substantially all of the net proceeds were used to repay the then existing secured credit agreement, which was terminated thereafter. The Notes are unsecured obligations of the subsidiary and rank in right of payment and upon liquidation, junior to all of the subsidiary’s current and future senior indebtedness. The Notes are not obligations of or guaranteed by any subsidiaries of the subsidiary. So long as no event of default has occurred and is continuing, all or part of the interest payments on the Notes can be deferred on one or more occasions for up to five consecutive years per deferral period. This credit agreement contains customary financial covenants that require, among other items, maximum leverage and limitations on restricted payments under certain circumstances.
Preferred Trust Securities
A subsidiary has $35,000 of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of LIBOR plus 4.10%. The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.
Asset Based Debt
Asset Based Revolving Financing
On October 16, 2020, subsidiaries of the Company entered into a three year $75,000 secured credit agreement, which replaced the individual agreements in its premium finance and warranty service contract finance businesses. The borrowers can select from various borrowing and rate options under the agreement, as well the option to convert certain borrowings to term loans, if no default or event of default exists. The agreement extends up to $20,000 for the Company’s premium finance business and up to $55,000 for its warranty service contract finance business, and is secured by substantially all of the assets of the borrowers thereunder. The obligations under the agreement are non-recourse to The Fortegra Group and its subsidiaries (other than the borrowers and their subsidiaries). As of December 31, 2022, a total of $60,628 was outstanding under the borrowing.
Debt Covenants
As of December 31, 2022, the Company was in compliance with the representations and covenants for its

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

outstanding debt.
(10) Fair Value of Financial Instruments
The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument’s fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.
The Company’s fair value measurements are primarily based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources.
The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.
Available for Sale Securities, at fair value
AFS securities fair values are based on prices provided by an independent pricing service and a third-party investment manager. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service and the third-party investment manager by analyzing the investment manager-provided pricing report.
The following details the methods and assumptions used to estimate the fair value of each class of AFS securities and the applicable level each security falls within the fair value hierarchy:
U.S. Treasury Securities, Obligations of U.S. Government Authorities and Agencies, Obligations of State and Political Subdivisions, Corporate Securities, Asset Backed Securities and Obligations of Foreign Governments: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.
Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Common and Preferred Equity Securities, ETFs and Mutual Funds
The fair values of publicly traded common and preferred equity securities, ETFs, and mutual funds are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy. The fair values of non-publicly traded common and preferred stocks are generally based on prices derived from independent multiples of comparable public companies and fall under Level 3 in the fair value hierarchy.
Loans, at fair value
Corporate Loans: These loans are comprised of middle market loans and bank loans and are generally classified under either Level 2 or Level 3 in the fair value hierarchy. To determine fair value, the Company uses quoted prices, including those provided from pricing vendors, which provide coverage of secondary market participants, where available. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.
Corporate Bonds
Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.
Trade Claims
Trade claims represent unsecured claims of bankrupt companies and are generally classified under Level 3 in the fair value hierarchy. The fair value is determined using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs are intended to reflect the assumptions a market participant would use in pricing the asset or liability.
Securities Sold, Not Yet Purchased
Securities sold, not yet purchased are generally classified under Level 1 or Level 2 in the fair value hierarchy, based on the leveling of the securities sold short, and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.
Derivative Assets and Liabilities, at fair value
Derivative assets and liabilities are carried at fair value with the change in the fair value recorded in the consolidated statements of operations. Derivative assets and liabilities are generally comprised of a combination of swaps and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrant (Warburg) is a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (16) Member’s / Stockholders’ Equity for additional information regarding the Fortegra Additional Warrant.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following tables present the Company’s fair value hierarchies for financial assets and liabilities, measured on a recurring basis:

	As of December 31, 2022
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:
Available for sale securities, at fair value:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$382,060	$—	$382,060
Obligations of state and political subdivisions	—	49,454	—	49,454
Obligations of foreign governments	—	2,362	—	2,362
Certificates of deposit	756	—	—	756
Asset backed securities	—	15,254	95	15,349
Corporate securities	—	161,999	—	161,999
Total available for sale securities, at fair value	756	611,129	95	611,980

Loans, at fair value:
Corporate loans	—	3,104	11,208	14,312
Total loans, at fair value	—	3,104	11,208	14,312

Equity securities:
Common and preferred equity securities	9,851	—	6,885	16,736
ETFs and mutual funds	56,256	—	—	56,256
Total equity securities	66,107	—	6,885	72,992

Other investments, at fair value:
Corporate bonds	—	42,080	—	42,080
Derivative assets	7	223	—	230
Total other investments, at fair value	7	42,303	—	42,310

Total	$66,870	$656,536	$18,188	$741,594

Liabilities:(1)
Securities sold, not yet purchased	$10,263	$6,312	$—	$16,575
Derivative liabilities	—	7,730	—	7,730
Warburg Additional Warrants	—	—	5,291	5,291
Contingent consideration payable	—	—	2,904	2,904
Total	$10,263	$14,042	$8,195	$32,500
_______________
(1)Included in other liabilities and accrued expenses.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

	As of December 31, 2021
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:
Available for sale securities, at fair value:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$351,178	$—	$351,178
Obligations of state and political subdivisions	—	58,660	—	58,660
Obligations of foreign governments	—	2,590	—	2,590
Certificates of deposit	2,696	—	—	2,696
Asset backed securities	—	16,832	615	17,447
Corporate securities	—	144,877	—	144,877
Total available for sale securities, at fair value	2,696	574,137	615	577,448

Loans, at fair value:
Corporate loans	—	5,002	2,097	7,099
Total loans, at fair value	—	5,002	2,097	7,099

Equity securities:
Common and preferred equity securities	50,399	—	1,206	51,605
ETFs and mutual funds	58,079	—	—	58,079
Total equity securities	108,478	—	1,206	109,684

Other investments, at fair value:
Corporate bonds	—	38,965	—	38,965
Derivative assets	113	103	—	216
Trade claims	—	—	19,737	19,737
Total other investments, at fair value	113	39,068	19,737	58,918

Total	$111,287	$618,207	$23,655	$753,149

Liabilities:(1)
Securities sold, not yet purchased	$242	$—	$—	$242
Derivative liabilities	—	1,657	—	1,657
Contingent consideration payable	—	—	200	200
Total	$242	$1,657	$200	$2,099
_______________
(1)Included in other liabilities and accrued expenses.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents additional information about assets that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the following periods:

	Year Ended December 31,
	2022	2021
Balance at January 1,	$23,655	$8,949
Net realized and unrealized gains or losses included in:
Earnings	(2,126)	(870)
OCI	(520)	(243)
Purchases	13	24,956
Sales	(3,698)	(9,137)
Settlement of trade claims	(19,169)	—
Exchange of bonds for term loans	12,673	—
Exchange of trade receivables for equity securities	7,360	—
Conversions to real estate owned	—	—
Balance at December 31,	$18,188	$23,655

Changes in unrealized gains (losses) included in earnings related to assets still held at period end	$(1,489)	$(873)
Changes in unrealized gains (losses) included in OCI related to assets still held at period end	$(520)	$(243)
The following table presents the range and weighted average (“WA”) used to develop significant unobservable inputs for the fair value measurements of Level 3 assets and liabilities.

	As of				As of
	December 31, 2022	December 31, 2021	Valuation technique	Unobservable input(s)	December 31, 2022				December 31, 2021
Assets	Fair value				Range			WA (1)	Range			WA (1)
Trade claims	$—	$19,737	Internal model	Plan projected recovery rate	N/A				15%	to	18%	17%
Equity securities	6,837	—	Internal model	Forecast EBITDAR	$728,000	to	$1,039,000	N/A	N/A
Corporate loans	11,208	—	Internal model	EBITDA	$170,000			N/A	N/A
Total	$18,045	$19,737

Liabilities
Warburg Additional Warrants	$5,291	$—	External Model	Discount rate	3%	to	5%	3.3%	N/A
				Implied Equity Volatility	40%	to	50%	45%
Contingent consideration payable	$2,904	$—	Cash Flow model	Forecast Cash EBITDA	$2,500	to	$4,000	N/A	N/A
			Cash Flow model	Forecast Underwriting EBITDA	$—		$2,000	N/A	N/A
Total	$8,195	$—
______________
(1)Unobservable inputs were weighted by the relative fair value of the instruments.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the carrying amounts and estimated fair values of financial assets and liabilities that are not recorded at fair value and their respective levels within the fair value hierarchy:

	As of December 31, 2022			As of December 31, 2021
	Level within fair value hierarchy	Fair value	Carrying value	Level within fair value hierarchy	Fair value	Carrying value
Assets:
Debentures(1)	2	$23,853	$23,853	2	$21,057	$21,057
Notes receivable, net	2	121,319	121,319	2	89,788	89,788
Total assets		$145,172	$145,172		$110,845	$110,845

Liabilities:
Debt	3	$215,478	$220,628	3	$220,876	$204,470
Total liabilities		$215,478	$220,628		$220,876	$204,470
_______________
(1)Included in other investments.
Debentures: Since interest rates on debentures are at current market rates for similar credit risks, the carrying amount approximates fair value. These values are net of allowance for doubtful accounts.
Notes Receivable: To the extent that carrying amounts differ from fair value, fair value is determined based on contractual cash flows discounted at market rates for similar credits. Categorized under Level 2 in the fair value hierarchy. See Note (5) Notes Receivable, net.
Debt: The carrying value, which approximates fair value of floating rate debt, represents the total debt balance at face value excluding the unamortized discount. The fair value of the Junior subordinated notes is determined based on dealer quotes. Categorized under Level 3 in the fair value hierarchy.
Additionally, the following financial assets and liabilities on the consolidated balance sheets are not carried at fair value, but whose carrying amounts approximate their fair value:
Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents are carried at cost which approximates fair value. Categorized under Level 1 in the fair value hierarchy.
Accounts and Premiums Receivable, net, Retrospective Commissions Receivable and Other Receivables: The carrying amounts approximate fair value since no interest rate is charged on these short duration assets. Categorized under Level 2 in the fair value hierarchy. See Note (6) Accounts, Premiums and Other Receivables, net.
Due from Brokers, Dealers, and Trustees and Due to Brokers, Dealers and Trustees: The carrying amounts are included in other assets and other liabilities and accrued expenses and approximate their fair value due to their short term nature. Categorized under Level 2 in the fair value hierarchy.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(11) Liability for Unpaid Claims and Claim Adjustment Expenses
Roll forward of Claim Liability
The following table presents the activity in the net liability for unpaid losses and allocated loss adjustment expenses of short duration contracts for the following periods:

	Year Ended December 31,
	2022	2021
Policy liabilities and unpaid claims balance as of January 1,	$331,703	$233,438
Less: liabilities of policy-holder account balances, gross	(801)	(5,419)
Less: non-insurance warranty benefit claim liabilities	(10,785)	(30,664)
Gross liabilities for unpaid losses and loss adjustment expenses	320,117	197,355
Less: reinsurance recoverable on unpaid losses - short duration	(165,129)	(113,163)
Less: other lines, gross	(576)	(247)
Net balance as of January 1, short duration	154,412	83,945

Incurred (short duration) related to:
Current year	361,462	250,300
Prior years	(858)	2,606
Total incurred	360,604	252,906

Paid (short duration) related to:
Current year	165,710	174,334
Prior years	51,249	8,105
Total paid	216,959	182,439

Net balance as of December 31, short duration	298,057	154,412
Plus: reinsurance recoverable on unpaid losses - short duration	266,889	165,129
Plus: other lines, gross	184	576
Gross liabilities for unpaid losses and loss adjustment expenses	565,130	320,117
Plus: liabilities of policy-holder account balances, gross	1,923	801
Plus: non-insurance warranty benefit claim liabilities	140	10,785
Policy liabilities and unpaid claims balance as of December 31,	$567,193	$331,703
The following schedule reconciles the total short duration contracts per the table above to the amount of total losses incurred as presented in the consolidated statements of operations, excluding the amount for member benefit claims:

	Year Ended December 31,
	2022	2021	2020
Short duration incurred	$360,604	$252,906	$177,450
Other lines incurred	354	(284)	27
Unallocated loss adjustment expenses	643	851	771
Total losses incurred	$361,601	$253,473	$178,248

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

During the year ended December 31, 2022, the Company experienced favorable prior year development of $858, primarily as a result of lower-than-expected claim severity in its commercial lines of business.
During the year ended December 31, 2021, the Company experienced unfavorable prior year development of $2,606, primarily as a result of higher-than-expected claim severity from business written by a small group of producers of our personal and commercial lines of business.
During the year ended December 31, 2020, the Company experienced an increase in prior year development of $5,443, primarily as a result of higher than expected claim frequency from business written by a small group of producers of our personal and commercial lines of business. The underlying cause of this development was the result of a subset of risk where the loss ratio pegs used in our year end actuarial determination was low given the ultimate frequency that emerged.
Management considers the prior year development for each of the two years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. We analyze our development on a quarterly basis, and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings. The favorable prior year development of $858 in 2022 represented 1.3% of pre-tax income of $68,150 and 0.6% of the opening net liability for losses and loss adjustment expenses of $154,412, as of January 1, 2022. The unfavorable prior year development of $2,606 in 2021 represented 3.7% of pretax income of $69,857 and 3.1% of the opening net liability for losses and loss adjustment expenses of $83,945, as of January 1, 2021.
Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Incurred and Paid Development
The following table presents information about incurred and paid loss development and average claim duration as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The cumulative number of reported claims represents open claims, claims closed with payment, and claims closed without payment. It does not include an estimated count of unreported claims. The number of claims is measured by claim event. The Company considers a claim that does not result in a liability as a claim closed without payment.

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance									As of December 31, 2022
	For the Years Ended December 31,									Total of IBNR Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
	Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022
2014	$43,449	$39,614	$39,914	$39,887	$39,874	$39,869	$39,883	$39,884	$39,932	$5	122
2015		59,579	57,470	57,588	57,815	58,141	58,194	58,248	58,285	$6	178
2016			84,178	87,290	87,993	88,615	89,629	89,981	89,516	$133	257
2017				103,306	104,898	105,601	105,787	106,446	106,517	$205	326
2018					129,352	133,225	133,158	134,392	123,228	$6,644	399
2019						144,925	149,166	151,772	153,325	$10,352	422
2020							172,007	169,706	165,820	$20,818	344
2021								250,300	263,249	$13,964	492
2022									361,462	$160,915	516
								Total	$1,361,334

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the Years Ended December 31,
	Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022
2014	$30,435	$38,752	$39,596	$39,822	$39,818	$39,874	$39,878	$39,881	$39,927
2015		41,578	56,445	57,130	57,610	58,096	58,175	58,243	58,274
2016			62,989	84,185	86,531	88,482	88,976	89,474	89,286
2017				84,493	102,620	105,075	105,852	106,402	106,249
2018					105,740	112,619	114,490	115,407	114,756
2019						122,348	128,787	132,747	131,885
2020							127,721	129,832	132,997
2021								174,334	224,193
2022									165,710
								Total	$1,063,277
All outstanding liabilities before 2014, net of reinsurance									—
Liabilities for loss and loss adjustment expenses, net of reinsurance									$298,057
Duration
The following table presents supplementary information about average historical claims duration as of December 31, 2022 for short duration contracts:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (Unaudited)
Years	1	2	3	4	5	6	7	8	9
Short duration	72.4%	14.6%	2.0%	0.7%	0.3%	0.2%	—%	—%	0.1%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

As of December 31, 2022
Net outstanding liabilities:
Short duration	298,057
Insurance lines other than short duration	(26)
Total liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	298,031

Reinsurance recoverable on unpaid losses and loss adjustment expenses:
Short duration	266,889
Other insurance lines	210
Total reinsurance recoverable on unpaid losses and loss adjustment expenses	267,099

Total gross liability for unpaid losses and loss adjustment expenses	565,130
Liabilities of policy-holder account balances, gross	1,923
Non-insurance warranty benefit claim liabilities	140
Total policy liabilities and unpaid claims	$567,193
(12) Revenue from Contracts with Customers
The Company’s revenues from insurance and contractual and liability insurance operations are primarily accounted for under Financial Services-Insurance (Topic 944) that are not within the scope of Revenue for Contracts with Customers (Topic 606). The Company’s remaining revenues that are within the scope of Topic 606 are primarily comprised of revenues from contracts with customers for monthly membership dues for motor clubs, monthly administration fees for services provided for premiums, claims and reinsurance processing revenues, vehicle service contracts and warranty coverage revenues for household goods and appliances service contracts (collectively, remaining contracts).
The following table presents the disaggregated amounts of revenue from contracts with customers by product type for the following periods:

	Year Ended December 31,
	2022	2021	2020
Service and administrative fees:
Service contract revenue	$210,817	$163,583	$98,574
Motor club revenue	53,346	41,634	36,159
Other	5,916	17,784	6,127
Revenue from contracts with customers	$270,079	$223,001	$140,860
Service and Administrative Fees
Service and administrative fees are generated from non-insurance programs including warranty service contracts, motor club programs and other services. Service and administrative fees are recognized consistent with the earnings recognition pattern of the underlying policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78’s, modified Rule of 78’s, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.
Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2022.
The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.
The following table presents the activity in the significant deferred assets and liabilities related to revenue from contracts with customers for the following period:

	January 1, 2022			December 31, 2022
	Beginning balance	Additions	Amortization	Ending balance
Deferred acquisition costs
Service and administrative fees:
Service contract revenue	$110,220	$114,219	$52,310	$172,129
Motor club revenue	19,424	39,695	41,977	17,142
Total	$129,644	$153,914	$94,287	$189,271

Deferred revenue
Service and administrative fees:
Service contract revenue	$470,399	$322,300	$210,817	$581,882
Motor club revenue	24,870	51,425	53,346	22,949
Total	$495,269	$373,725	$264,163	$604,831
For the periods presented, no write-offs for unrecoverable deferred acquisition costs and deferred revenue were recognized.
(13) Other Assets and Other Liabilities and Accrued Expenses
Other Assets
The following table presents the components of other assets as reported in the consolidated balance sheets:

	As of
	December 31, 2022	December 31, 2021
Receivable from related party	$28,740	$37,024
Right of use asset - operating leases	12,932	9,583
Furniture, fixtures and equipment, net	14,838	8,067
Prepaid expenses	6,022	5,743
Other	8,323	11,201
Total other assets	$70,855	$71,618

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following reflects depreciation on furniture, fixtures and equipment, net:

	Year Ended December 31,
	2022	2021	2020
Depreciation expense	$2,323	$1,811	$1,509
Other Liabilities and Accrued Expenses
The following table presents the components of other liabilities and accrued expenses as reported in the consolidated balance sheets:

	As of
	December 31, 2022	December 31, 2021
Accounts payable and accrued expenses	$96,244	$119,464
Commissions payable	42,317	18,862
Notes and interest payable to Tiptree Holdings LLC(1)	—	30,162
Payable to related party	21,094	26,942
Operating lease liability	14,678	10,618
Securities sold, not yet purchased	16,575	242
Accrued interest payable	2,394	2,322
Other	21,773	15,236
Total other liabilities and accrued expenses	$215,075	$223,848
______________
(1)This relates to the Smart AutoCare business and is payable to Tiptree Holdings LLC. See Note (22) Related Party Transactions.
(14) Other Expenses
The following table presents the components of other expenses as reported in the consolidated statement of operations:

	Year Ended December 31,
	2022	2021	2020
General and administrative	$21,493	$30,354	$16,272
Premium taxes	22,362	20,196	15,824
Professional fees	15,027	13,414	12,301
Rent and related	9,101	8,864	5,998
Other	10,849	6,399	5,199
Total other expenses	$78,832	$79,227	$55,594
(15) Statutory Surplus and Reporting
Statutory Reporting and Insurance Company Subsidiaries Dividend Restrictions
The Company’s U.S. domiciled insurance company subsidiaries prepare financial statements in accordance with Statutory Accounting Principles (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Statutory Capital and Surplus
The Company’s U.S. domiciled insurance company subsidiaries must maintain minimum amounts of statutory capital and surplus as required by regulatory authorities, including the NAIC.

	As of
	December 31, 2022	December 31, 2021
Combined statutory capital and surplus of the Company's insurance company subsidiaries	$370,340	$286,015
Required minimum statutory capital and surplus	$75,750	$75,750
Under the National Association of Insurance Commissioners Risk-Based Capital Act of 1995, a company's Risk-Based Capital (RBC) is calculated by applying certain risk factors to various asset, claim and reserve items. If a company's adjusted surplus falls below calculated RBC thresholds, regulatory intervention or oversight is required. The Company's U.S. domiciled insurance company subsidiaries' RBC levels, as calculated in accordance with the NAIC’s RBC instructions, exceeded all RBC thresholds as of December 31, 2022 and December 31, 2021.
The following table presents the statutory net income of the Company’s U.S. domiciled statutory insurance companies for the following periods:

	For the Year Ended December 31,
	2022	2021	2020
Net income of statutory insurance companies	$12,964	$33,999	$19,647
Statutory Dividends
The Company’s U.S. domiciled insurance company subsidiaries may pay dividends to the Company, subject to statutory restrictions. Payments in excess of statutory restrictions (extraordinary dividends) to the Company are permitted only with prior approval of the insurance department of the applicable state of domicile. The Company eliminates all dividends from its subsidiaries in the consolidated financial statements. There were no dividends paid to the Company by its U.S. domiciled insurance company subsidiaries for the years ended December 31, 2022 and 2021.
The following table presents the combined amount available for ordinary dividends of the Company's U.S. domiciled insurance company subsidiaries for the following periods:

	As of
	December 31, 2022	December 31, 2021
Amount available for ordinary dividends of the Company's insurance company subsidiaries	$35,145	$18,519
At December 31,2022, the maximum amount of dividends that our U.S. domiciled regulated insurance company subsidiaries could pay under applicable laws and regulations without regulatory approval was approximately $35,145. The Company may seek regulatory approval to pay dividends in excess of this permitted amount, but there can be no assurance that the Company would receive regulatory approval if sought.
(16) Member’s / Stockholders’ Equity
On June 21, 2022, upon closing of the WP Transaction, Fortegra converted to a Delaware corporation and issued an aggregate of 61,175,137 shares of Common Stock, 5,333,333 shares of Preferred Stock, 3,520,000 Warrants and 3,425,022 Additional Warrants. As of December 31, 2022, Fortegra was owned approximately 79.5% by Tiptree Holdings, 17.4% by Warburg and 3.1% by management and directors of Fortegra. When given effect to the Preferred Stock on an as converted basis but without giving effect to the exercise of the Warrants or Additional

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

Warrants or vesting of unvested restricted stock units (“RSUs”). Fortegra would be owned 73% by Tiptree Holdings, 24% by Warburg and 3% by management and directors.
Preferred Stock
The face amount of the Fortegra Preferred Stock is $80,000. Dividends are cumulative and accrue at a rate of 8% per annum, compounding quarterly. Any quarterly dividend may be paid in cash, at Fortegra’s option. During the year ended December 31, 2022, $3,384 of cash dividends were declared, of which $2,016 was paid in cash and $1,368 was accrued and included in other liabilities and accrued expenses.
At any time, Warburg has the option to convert the shares of Preferred Stock into shares of Common Stock at an initial conversion price of $15.00 per share (the “Conversion Price”) adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions. All of the Preferred Stock will automatically convert into shares of Common Stock at the Conversion Price upon the closing of a qualifying initial public offering, subject to a five year make-whole provision. Upon conversion, the Preferred Stock would result in Warburg owning an additional 5,333,333 shares of Common Stock, for a total as converted ownership of 24.0% of the Common Stock of the Company.
Warrants
The Warrants have a seven-year term and an initial exercise price of $15.00 per share of Common Stock, which will be reduced by any common stock cash dividends made by Fortegra and adjusted for stock splits, stock dividends, extraordinary dividends and similar transactions. The Warrants, if exercised with cash, would result in Warburg owning an additional 3.8% interest in the Common Stock of the Company.
Additional Warrants
The Warburg Additional Warrants and Tiptree Additional Warrants have a seven year term and an exercise price of $0.01 per share of Common Stock. The Warburg Additional Warrants will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by Fortegra’s Common Stock price. The Warburg Additional Warrants are classified as liabilities, at fair value. The Tiptree Additional Warrants will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by Fortegra’s Common Stock price. The number of shares of Common Stock issuable to Warburg Additional Warrants and Tiptree Additional Warrants is subject to adjustment for stock splits, common stock or cash dividends and similar transactions. The Warburg Additional Warrants and the Tiptree Additional Warrants are exercisable from the earlier of the fifth anniversary of the Closing Date and a transaction that results in an investor having sold 50% of the Common Stock (on an as converted basis and after giving effect to exercise of the Warrants and Additional Warrants) purchased by the investor. The maximum number of shares issued to Warburg or Tiptree if exercised for cash would be 1,712,511 or an additional 1.7% interest in Fortegra on an as converted basis (including its ownership of Fortegra Common and Preferred Stock).

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(17) Accumulated Other Comprehensive Income (Loss)
The following table presents the activity of AFS securities in AOCI, net of tax, for the following periods:

	Unrealized gains (losses) on available for sale securities	Foreign currency translation adjustment	Total AOCI	Amount attributable to non-controlling interests	Total AOCI to Fortegra Group, LLC
Balance at December 31, 2020	$5,702	$—	$5,702	$(28)	$5,674
Other comprehensive income (losses) before reclassifications	(7,889)	—	(7,889)	29	(7,860)
Amounts reclassified from AOCI	(499)	—	(499)	—	(499)
OCI	(8,388)	—	(8,388)	29	(8,359)
Balance at December 31, 2021	$(2,686)	$—	$(2,686)	$1	$(2,685)
Other comprehensive income (losses) before reclassifications	(41,690)	(7,351)	(49,041)	105	(48,936)
Amounts reclassified from AOCI	(1,050)	—	(1,050)	—	(1,050)
OCI	(42,740)	(7,351)	(50,091)	105	(49,986)
Balance at December 31, 2022	$(45,426)	$(7,351)	$(52,777)	$106	$(52,671)
The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the consolidated statement of operations for the following periods:

	Year Ended December 31,
Components of AOCI	2022	2021	2020	Affected line item in consolidated statements of operations
Unrealized gains (losses) on available for sale securities	$1,359	$638	$(528)	Net realized and unrealized gains (losses)
Related tax (expense) benefit	$(309)	(139)	113	Provision for income tax
Net of tax	$1,050	$499	$(415)
(18) Equity Based Compensation
Fortegra adopted the 2022 Equity Incentive Plan (“Fortegra Plan”) on June 21, 2022, which permits the grant of RSUs, stock and options up to a maximum of 5,000,000 shares of Fortegra. Up to 3,511,260 shares under the Fortegra Plan may be delivered in respect of options. The general purpose of the Fortegra Plan is to attract, motivate and retain selected employees of Fortegra, to provide them with incentives and rewards for performance and to better align their interests with the interests of Fortegra’s stockholders. Unless otherwise extended, the Fortegra Plan terminates automatically on June 21, 2032.
As of December 31, 2022, 26,668 time vesting options have been granted under the Fortegra Plan to independent directors of the Company. The options vest in equal parts on the first, second and third anniversaries of the grant date and expire at the earlier of the ten year anniversary of the grant date, or the date that is ninety days after any termination of the participants service on the board. The weighted average exercise price is $11.25 per common share with a weighted average grant date fair value of $4.57 per share based on 45% selected volatility, 2.78% risk free rate and an expected term of 6 years.
As of December 31, 2022, 224,068 RSUs were exchanged for prior unvested RSUs granted to management of Fortegra under the LOTS Intermediate Co. Restricted Stock Unit Program (“Prior Plan”).

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the Company’s RSU activity under Tiptree’s Subsidiary Incentive Plan for the periods indicated:

	Number of RSUs	Grant date fair value of equity shares issuable
Unvested balance as of December 31, 2019	1,372,800	$4,204
Granted	228,800	1,161
Vested	(982,800)	(2,897)
Performance assumption adjustment	(23,400)	$(111)
Unvested balance as of December 31, 2020	595,400	$2,357
Granted	148,200	$1,080
Vested	(382,200)	$(1,352)
Performance assumption adjustment	23,400	$122
Unvested units as of December 31, 2021	384,800	$2,207
Vested	(177,008)	(935)
Performance assumption adjustment	16,276	109
Unvested units as of December 31, 2022	224,068	$1,381
Equity Based Compensation Expense
The following table presents the total equity based compensation expense and the related income tax benefit recognized on the consolidated statements of operations for the RSUs issued under Tiptree’s Subsidiary Incentive Plan:

	Year Ended December 31,
	2022	2021	2020
Employee compensation and benefits(1)	$2,408	$2,006	$2,287
Income tax benefit	(506)	(421)	(571)
Net equity based compensation expense	$1,902	$1,585	$1,716
______________
(1)Includes $1,746, $824 and $815 for Tiptree equity awards for the year ended December 31, 2022, 2021 and 2020, respectively.
The following table presents additional information on the total non-vested equity based compensation under Tiptree’s Subsidiary Incentive Plan as of:

	As of December 31, 2022
	Stock options	RSUs
Unrecognized compensation cost related to non-vested awards	$105	$131
Weighted average recognition period (in years)	1.33	0.54

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(19) Income Taxes
The table below presents the breakout of domestic and foreign income before taxes:

	For the Year Ended December 31,
	2022	2021	2020
Domestic	$57,125	$64,425	$22,854
Foreign	11,025	5,432	4,094
Total income before taxes	$68,150	$69,857	$26,948
The Company’s provision (benefit) for income taxes is reflected as a component of income and consists of the following

	For the Year Ended December 31,
	2022	2021	2020
Current provision (benefit) for income taxes:
Federal	$(212)	$1,917	$(21,441)
State	1,690	761	1,151
Foreign	1,041	838	221
Total current provision (benefit) for income taxes	2,519	3,516	(20,069)

Deferred provision (benefit) for income taxes:
Federal	14,507	12,193	24,174
State	3,816	3,253	(1)
Foreign	409	(524)	(379)
Total deferred provision (benefit) for income taxes	18,732	14,922	23,794
Total provision (benefit) for income taxes from continuing operations	$21,251	$18,438	$3,725

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The table below presents a reconciliation of income taxes calculated at the federal statutory rate of 21.0% and the provision for income taxes for the following periods:

	For the Year Ended December 31,
	2022		2021		2020
	Amount	Percent of Income Before Taxes	Amount	Percent of Income Before Taxes	Amount	Percent of Income Before Taxes
Provision for income taxes at federal income tax rate	$14,311	21.0%	$14,670	21.0%	$5,660	21.0%
Effect of:
Permanent differences	—	—%	—	—%	(37)	(0.1)%
Dividends received deduction	—	—%	—	—%	(26)	(0.1)%
Foreign taxes	541	0.8%	198	0.3%	(934)	(3.5)%
State provision (benefit) for income taxes, net of federal benefit	1,595	2.3%	1,378	2.0%	946	3.5%
Equity based compensation	(341)	(0.5)%	(243)	(0.4)%	(577)	(2.1)%
Return-to-accrual	580	0.9%	403	0.6%	271	1.0%
Gain on excess loss account	1,560	2.3%	—	—%	—	—%
Change in valuation allowance	2,770	4.1%	1,850	2.6%	—	—%
CARES Act refund claims					(1,782)	(6.6)%
Other, net	235	0.3%	182	0.3%	204	0.7%
Provision for income taxes	$21,251	31.2%	$18,438	26.4%	$3,725	13.8%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The table below presents the components of the Company’s net deferred tax assets and liabilities as of the respective balance sheet dates:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$36,420	$31,414
Unrealized losses	16,011	10,689
Accrued expenses	248	1,279
Unearned premiums	52,904	39,201
Deferred revenue	15,573	8,726
Claims reserve	5,705	2,191
Lease liability	3,458	2,570
Other deferred tax assets	2,143	—
Total deferred tax assets	132,462	96,070
Less: Valuation allowance	(10,740)	(8,272)
Total net deferred tax assets	121,722	87,798

Deferred tax liabilities:
Property	1,830	986
Unrealized gains	—	6,771
Other deferred tax liabilities	163	218
Deferred acquisition costs	116,369	84,081
Advanced commissions	43,967	34,700
Right of use asset	3,050	2,336
Intangibles	14,335	10,996
Total deferred tax liabilities	179,714	140,088
Net deferred tax liability	$57,992	$52,290
The WP Transaction caused a deconsolidation for federal income tax purposes as Tiptree’s ownership in Fortegra dropped below the required 80% ownership to file a consolidated income tax return under Code Section 1504 and the Regulations thereunder.
The Company’s consolidated taxable income from January 1, 2022 through June 21, 2022 will be included with the 2022 consolidated federal income tax return of Tiptree. Thereafter, the Company will report its consolidated taxable income in a separate consolidated federal income tax return.
The deconsolidation resulted in a one-time tax-basis gain for an excess loss account of a Fortegra subsidiary of approximately $7,400. The tax expense thus recognized as a discrete item was approximately $1,560, 2.3% additive to the annual tax rate.
From January 2016 through June 21, 2022, Fortegra and its subsidiaries were included in the Tiptree U.S. federal consolidated income tax group and as such filed on a consolidated basis, with certain exceptions, including Bankers Life Insurance Company of Louisiana and various foreign entities. Fortegra and certain subsidiaries file returns on a separate basis in various state jurisdictions, and as such may have state tax obligations.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

As of December 31, 2022, the Company had total U.S. Federal net operating loss carryforwards (“NOLs”) of $94,562. The following table presents the U.S. Federal NOLs by tax year of expiration:

As of December 31, 2022
Tax Year of Expiration
2026	$—
2027	—
2028	360
2029	—
2030	—
2031	—
2032	—
2033	—
2034	—
2035	—
2036	15,047
2037	—
2038	—
2039
2040
2041	42,155
Indefinite	37,000
Total	$94,562
The Company had no unrecognized tax benefits for the period ended December 31, 2022. The Company has no uncertain tax positions at December 31, 2022 subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for tax years 2015 and subsequent to 2018. The years open to examination by state taxing authorities vary by jurisdiction. There is one extension of the statute of limitations to assess income taxes currently in effect, for a New York audit of the 2014 tax year. The audits of the Company’s 2015-2017 federal tax returns were closed with no change.
Non-life federal operating loss carryforwards were $94,562 as of December 31, 2022. All of the federal operating loss carryforwards are subject to limitations under the Internal Revenue Code and the regulations therein. The utilization of $57,202 of NOLs is limited by the dual consolidated loss rules. Management considered all positive and negative evidence under ASC 740-10 for the need of a valuation allowance. A determination was made that a valuation allowance of $88 is required only for the federal net operating loss expiring in 2028.
For the year ended December 31, 2022 and 2021 there was $2,468 and $2,493, respectively, charged to expenses related to the deferred tax valuation allowance. As of December 31, 2022, the Company has deferred tax assets associated with state income tax NOL carryforwards of $16,562. These NOLs will expire at various dates in the next 20 years. The Company believes that it is more likely than not that the benefit from certain state NOL carryforwards will not be realized. In recognition of this risk, as of December 31, 2022, the Company has provided a valuation allowance of $10,652 on the deferred tax assets relating to these state NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets will be recognized as a reduction of the provision for income taxes.
Fortegra and its subsidiaries were included in a consolidated group for U.S. federal income tax purposes under Tiptree, with a tax sharing agreement between Tiptree as the parent company and the various subsidiaries. The Company and its subsidiaries were part of the consolidated group and related tax sharing agreement from January 2,

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

2016 through June 21, 2022, with the exceptions of Bankers Life Insurance Company of Louisiana and various foreign entities, which were never part of the consolidated group. When insurance entities are able to join a new consolidated tax group through affiliation, domestic life insurance companies are ineligible to elect to join the new consolidated group for a required base period of time. A consolidated group may elect to treat domestic life insurance companies as includible corporations only after the base period, which requires the group to have owned an affiliated interest in the life company for five tax years under Treas. Reg. 1.1502-47. If the election has been made, a domestic life insurance company must be included in the group once it meets the five-year requirement under Internal Revenue Code Sec. 1504(c).
In general, amounts payable and receivable on the tax balances subject to the tax sharing agreement are calculated at the subsidiary level as if filing separately; all such amounts owed by the subsidiary are payable to Tiptree and all amounts owed to the subsidiary are settled at a time not before such tax benefit is realized. A tax benefit is deemed realized when losses are used against income or a carryback refund has been received and agreed upon by the relevant taxing authority. As of December 31, 2022, the Company recorded a net tax receivable from Tiptree of $11,998. See Note—(22) Related Party Transactions for more information.
(20) Commitments and Contingencies
Operating Leases
All leases are office space leases and are classified as operating leases that expire through 2033. Some of our office leases include the option to extend for up to 5 years or less at management’s discretion. Such extension options were not included in the measurement of the lease liability. Below is a summary of our right of use asset and lease liability as of December 31, 2022:

As of
December 31, 2022
Right of use asset - Operating leases	$12,932
Operating lease liability	$14,678
Weighted-average remaining lease term (years)	8.5
Weighted-average discount rate(1)	8%
_______________
(1)Discount rate was determined by applying available market rates to lease obligations based upon their term.
As of December 31, 2022, the approximate aggregate minimum future lease payments required for our lease liability over the remaining lease periods are as follows:

As of
December 31, 2022
2023	2,890
2024	2,935
2025	3,034
2026	3,085
2027	2,968
2028 and thereafter	12,169
Total minimum payments	27,081
Less: present value adjustment	9,537
Total(1)	17,544
_______________
(1)Does not include lease incentive receivable of $2,866 as of December 31, 2022

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents rent expense for the Company’s office leases recorded on the consolidated statements of operations for the following periods:

	Year Ended December 31,
	2022	2021	2020
Rent expense for office leases	$3,441	$3,804	$2,352
Litigation
The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act (“KCPA”) and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. Plaintiffs seek compensatory and punitive damages, attorneys’ fees and interest.
Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.
In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of Plaintiff as to the Subclass A breach of contract claim (the “Subclass A Order”) and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the “Subclass B Order”). The court found in favor of the Company as to Plaintiff’s claims for common law fraud and violation of Kentucky’s insurance statutes and ordered Plaintiff’s Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.
In December 2022, the court dismissed the plaintiffs’ KCPA claims as to both Subclass A and Subclass B. The court also dismissed the plaintiffs’ breach of covenant of good faith and fair dealing claim as to Subclass B but declined to dismiss such claim as to Subclass A pending resolution of the Company’s appeal. A trial has been scheduled for December 2023.
The parties’ competing motions for partial summary judgment as to Plaintiff’s breach of the covenant of good faith and fair dealing and KCPA claims remain pending and a trial has been scheduled for December 2023.
The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.
The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position.
Other Commitments
Tiptree Holdings LLC borrowed $125,000 under a credit agreement (Credit Agreement) with Fortress Credit Corp., dated as of February 21, 2020, for which The Fortegra Group, Inc. and Fortegra Warranty Holdings were the guarantors. As part of the WP Transaction, the Fortress Credit Agreement was repaid and extinguished.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

(21) Earnings Per Share
The Company calculates basic net income per share of common stock (common share) based on the weighted average number of common shares outstanding, which includes vested corporate RSUs. Unvested corporate RSUs have a non-forfeitable right to participate in dividends declared and paid on the Company’s common stock on an as vested basis and are therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method under which the income available to common stockholders is allocated to the unvested corporate RSUs.
Diluted net income attributable to common stockholders includes the effect of unvested subsidiaries’ RSUs, when dilutive. The assumed exercise of all potentially dilutive instruments is included in the diluted net income per common share calculation, if dilutive.
The following table presents a reconciliation of basic and diluted net income per common share for the following periods:

Year Ended December 31,
2022(1)
Net income (loss)	46,899
Less:
Net income (loss) attributable to non-controlling interests	475
Net income allocated to participating securities	90
Preferred dividends	3,384
Net income (loss) attributable to The Fortegra Group, Inc. common shares - basic	42,950

Net income (loss) attributable to The Fortegra Group, Inc. common shares - diluted	42,950
Weighted average number of shares of common stock outstanding - basic	56,122,795
Weighted average number of incremental shares of common stock issuable from exchangeable interests and contingent considerations	585,572
Weighted average number of shares of common stock outstanding - diluted	56,708,367

Basic net income (loss) attributable to common shares	$0.77
Diluted net income (loss) attributable to common shares	$0.76
_______________
(1)The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, The Fortegra Group, LLC was a single member LLC. Accordingly, earnings per unit is not presented.
(22) Related Party Transactions
The Company and its subsidiaries are parties to a tax sharing agreement with Tiptree for tax periods through June 21, 2022. See Note (19) Income Taxes.
Corvid Peak is a related party of the Company because Corvid Peak is deemed to be controlled by Michael Barnes, Tiptree’s Executive Chairman. The Company is invested in funds managed by Corvid Peak (the “Corvid Peak Funds”) and Corvid Peak manages investment portfolio accounts of the Company under an investment advisory agreement (the “IAA”).
In connection with the WP Transaction, the Company caused certain of its subsidiaries to enter into an aggregate of $30,000 principal balance of aggregate related party promissory notes with its parent company, Tiptree Holdings LLC. Prior to the closing of the WP Transaction, the Company repaid the $30,000 principal balance including accrued interest to Tiptree Holdings LLC.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31,2022
(in thousands, unless otherwise noted)

The following table presents the amounts recorded in net investment income on the Company’s consolidated statements of operations resulting from related party transactions:

	Year Ended December 31,
	2022	2021	2020
Management, incentive and IAA expenses – Corvid Peak	$3,083	$1,988	$2,714
Interest expense on related party promissory note	$391	$162	$—
The following table presents the amounts recorded on the Company’s consolidated balance sheets from related party transactions:

	As of
	December 31, 2022	December 31, 2021
Amounts payable to related parties	$5,105	$1,683
Promissory note and interest payable to Tiptree Holdings LLC	$—	$30,162
Federal income tax recoverable from Tiptree Inc.	$28,740	$37,024
Federal income tax payable to Tiptree Inc.	$16,742	$25,259
Warburg is a related party of Fortegra due to its level of ownership of Fortegra’s Common Stock. Fortegra has arrangements entered into in the normal course of business with certain Warburg portfolio companies for which they have a controlling interest, which predates the WP Transaction. These consist of the following: K2 Insurance Services, LLC, McGill Global Risk Solutions LLC, and Mariner Finance, LLC. Income (loss) before taxes for the year ended December 31, 2022 related to these portfolio companies was $0.9 million, $(1.1) million, and $2.4 million, respectively.
(23) Subsequent Events
The Company reviewed all material events subsequent to December 31, 2022 that occurred up to the date the Company’s consolidated financial statements were issued on November 8, 2023.
On January 31, 2023, South Bay Acceptance Corporation and South Bay Funding LLC, subsidiaries of the Company, amended the asset backed revolving financing to increase the revolving commitment to $100,000 and transition to SOFR.
On February 6, 2023, Fortegra Europe Limited, a subsidiary of the Company, acquired a majority equity interest in Premia Solutions Limited for net cash consideration of approximately $20.8 million pursuant to the executed Share Sale and Purchase Agreement.
Based on management’s review, no other events merited disclosure in the consolidated financial statements and notes thereto.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in thousands, unless otherwise noted)

	As of
	September 30, 2023	December 31, 2022
Assets:
Investments:
Available for sale securities, at fair value	$669,566	$611,980
Loans, at fair value	13,888	14,312
Common and preferred equity securities	25,000	16,736
Exchange traded and mutual funds	1,291	56,256
Other investments	86,290	66,163
Total investments	796,035	765,447
Cash and cash equivalents	443,222	388,406
Restricted cash	21,260	12,307
Notes receivable, net	131,642	121,319
Accounts, premiums and other receivables, net	522,168	369,241
Reinsurance recoverable	742,032	450,620
Prepaid reinsurance premiums	894,272	725,470
Deferred acquisition costs	539,278	498,925
Goodwill	203,315	184,900
Intangible assets, net	120,741	115,087
Other assets	105,889	70,855
Total assets	$4,519,854	$3,702,577

Liabilities and Stockholders’ Equity
Liabilities:
Corporate debt, net	$197,932	$151,297
Debt associated with asset based lending	65,538	60,628
Unearned premiums	1,607,022	1,357,436
Policy liabilities and unpaid claims	813,214	567,193
Deferred revenue	678,204	649,150
Reinsurance payable	471,241	305,097
Deferred tax liabilities, net	82,166	57,992
Other liabilities and accrued expenses	212,496	215,075
Total liabilities	$4,127,813	$3,363,868

Stockholders’ Equity
Preferred stock: $0.01 par value, 100,000,000 shares authorized, 5,333,333 and 5,333,333 shares issued and outstanding, respectively	$77,679	$77,679
Common stock: $0.01 par value, 400,000,000 shares authorized, 61,115,728 and 61,175,137 shares issued and outstanding, respectively	611	612
Additional paid-in capital	153,242	159,638
Accumulated other comprehensive income (loss), net of tax	(54,495)	(52,671)
Retained earnings	209,105	151,386
Stockholders’ equity attributable to The Fortegra Group, Inc.	386,142	336,644
Non-controlling interests	5,899	2,065
Total stockholders’ equity	392,041	338,709
Total liabilities and stockholders’ equity	$4,519,854	$3,702,577
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues:
Earned premiums, net	$291,293	$237,877	$826,418	$662,234
Service and administrative fees	100,146	83,423	290,291	232,883
Ceding commissions	2,440	4,023	10,761	9,886
Net investment income	5,416	3,632	19,613	10,164
Net realized gains (losses)	(3,632)	(1,831)	(9,517)	(11,533)
Net unrealized gains (losses)	2,016	(4,551)	(1,085)	(11,618)
Other revenue	9,101	4,455	23,419	11,372
Total revenues	406,780	327,028	1,159,900	903,388
Expenses:
Net losses and loss adjustment expenses	125,123	97,827	354,477	264,056
Member benefit claims	28,843	23,415	88,898	66,297
Commissions expense	153,744	137,559	442,893	382,435
Employee compensation and benefits	30,969	22,071	83,292	64,159
Interest expense	6,260	5,027	18,921	15,166
Depreciation and amortization expenses	5,823	4,742	15,955	13,697
Other expenses	20,294	21,081	69,880	58,521
Total expenses	371,056	311,722	1,074,316	864,331
Income (loss) before taxes	35,724	15,306	85,584	39,057
Less: provision (benefit) for income taxes	9,261	3,766	22,936	11,099
Net income (loss)	26,463	11,540	62,648	27,958
Less: net income (loss) attributable to non-controlling interests	21	270	142	989
Net income (loss) attributable to The Fortegra Group, Inc.	$26,442	$11,270	$62,506	$26,969

Net income (loss) per common share:
Basic earnings per share	$0.40	$0.16	$0.94	$0.46
Diluted earnings per share	$0.38	$0.16	$0.91	$0.46

Weighted average number of common shares
Basic	61,115,728	61,175,137	61,165,408	54,420,174
Diluted	68,911,103	61,175,137	68,547,048	54,601,481
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(in thousands, unless otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income (loss)	$26,463	$11,540	$62,648	$27,958

Other comprehensive income (loss), net of tax:
Change in unrealized gains (losses) on available for sale securities	(10,028)	(18,138)	(4,089)	(56,623)
Change in unrealized currency translation adjustments	(4,236)	(7,191)	1,396	(14,256)
Related (provision) benefit for income taxes	2,299	4,269	856	13,457
Other comprehensive income (loss), net of tax	(11,965)	(21,060)	(1,837)	(57,422)

Comprehensive income (loss)	14,498	(9,520)	60,811	(29,464)
Less: comprehensive income (loss) attributable to non-controlling interests	5	233	129	875
Comprehensive income (loss) attributable to The Fortegra Group, Inc.	$14,493	$(9,753)	$60,682	$(30,339)
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Member’s / Stockholders’ Equity (Unaudited)
(in thousands, except shares)

	Preferred stock		Common stock
	Number of shares	Par value	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total member’s / stockholders’ equity
Balance at December 31, 2022	5,333,333	$77,679	61,175,137	$612	$159,638	$(52,671)	$151,386	$2,065	$338,709
Equity based compensation	—	—	—	—	1,166	—	—	—	1,166
Vesting of equity based compensation	—	—	80,191	1	(478)	—	—	—	(477)
Repurchase of common stock	—	—	(139,600)	(1)	(2,090)	—	—	—	(2,091)
Non-controlling interest acquired	—	—	—	—	—	—	—	4,104	4,104
Non-controlling interest distributions	—	—	—	—	(4,994)	—	—	(399)	(5,393)
Other comprehensive income (loss), net of tax	—	—	—	—	—	(1,824)	—	(13)	(1,837)
Preferred dividends ($0.90 per share)	—	—	—	—	—	—	(4,787)	—	(4,787)
Net income (loss)	—	—	—	—	—	—	62,506	142	62,648
Balance at September 30, 2023	5,333,333	$77,679	61,115,728	$611	$153,242	$(54,495)	$209,105	$5,899	$392,041

Balance at June 30, 2023	5,333,333	$77,679	61,115,728	$611	$152,576	$(42,546)	$184,276	$5,894	$378,490
Equity based compensation	—	—	—	—	666	—	—	—	666
Other comprehensive income (loss), net of tax	—	—	—	—	—	(11,949)	—	(16)	(11,965)
Preferred dividends (0.30 per share)	—	—	—	—	—	—	(1,613)	—	(1,613)
Net income (loss)	—	—	—	—	—	—	26,442	21	26,463
Balance at September 30, 2023	5,333,333	$77,679	61,115,728	$611	$153,242	$(54,495)	$209,105	$5,899	$392,041
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Member’s / Stockholders’ Equity (Unaudited)
(in thousands, except shares)

	Preferred Stock		Common Stock
	Number of shares	Par Value	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total member’s / stockholders’ equity
Balance at December 31, 2021	—	$—	—	$—	$157,204	$(2,685)	$108,346	$11,066	$273,931
Issuance of common stock	—	—	10,777,777	108	112,288	—	—	—	112,396
Issuance of preferred stock	5,333,333	77,679	—	—	—	—	—	—	77,679
Equity based compensation	—	—	—	—	33	—	—	597	630
Vesting of equity based compensation	—	—	—	—	—	—	—	(1,086)	(1,086)
Conversion to C-Corp	—	—	48,609,600	486	(486)	—	—	—	—
Contribution of debt from Tiptree	—	—	—	—	(109,447)	—	—	—	(109,447)
Non-controlling interest exchange	—	—	1,787,760	18	(18)	—	—	(8,966)	(8,966)
Non-controlling interest contributions	—	—	—	—	—	—	—	250	250
Other comprehensive income (loss), net of tax	—	—	—	—	—	(57,308)	—	(114)	(57,422)
Preferred dividends ($0.33 per share)	—	—	—	—	—	—	(1,771)	—	(1,771)
Net income (loss)	—	—	—	—	—	—	26,969	989	27,958
Balance at September 30, 2022	5,333,333	$77,679	61,175,137	$612	$159,574	$(59,993)	$133,544	$2,736	$314,152

Balance at June 30, 2022	5,333,333	$77,679	61,175,137	$612	$159,541	$(38,970)	$123,887	$2,503	$325,252
Equity based compensation	—	—	—	—	33	—	—	—	33
Other comprehensive income (loss), net of tax	—	—	—	—	—	(21,023)	—	(37)	(21,060)
Preferred dividends ($0.30 per share)	—	—	—	—	—	—	(1,613)	—	(1,613)
Net income (loss)	—	—	—	—	—	—	11,270	270	11,540
Balance at September 30, 2022	5,333,333	$77,679	61,175,137	$612	$159,574	$(59,993)	$133,544	$2,736	$314,152
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands, unless otherwise noted)

	Nine Months Ended September 30,
	2023	2022
Operating Activities:
Net income (loss) attributable to The Fortegra Group, Inc.	$62,506	$26,969
Net income (loss) attributable to non-controlling interests	142	989
Net income (loss)	62,648	27,958
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Net realized and unrealized (gains) losses	10,602	23,151
Non-cash compensation expense	1,268	2,376
Amortization/accretion of premiums and discounts	(3,743)	762
Depreciation and amortization expense	15,955	13,697
Amortization of deferred financing costs	817	882
Non-cash lease expense	2,598	2,672
Deferred tax (benefit) expense	20,581	5,768
Gain on Warburg Additional Warrants	(2,611)	—
Other	126	182
Changes in operating assets and liabilities:
(Increase) decrease in accounts, premiums and other receivables, net	(142,670)	3,840
(Increase) decrease in reinsurance recoverable	(291,412)	(220,407)
(Increase) decrease in prepaid reinsurance premiums	(168,802)	(93,084)
(Increase) decrease in deferred acquisition costs	(38,936)	(105,826)
(Increase) decrease in other assets	(1,973)	(2,304)
Increase (decrease) in unearned premiums	249,586	225,405
Increase (decrease) in policy liabilities and unpaid claims	246,021	181,221
Increase (decrease) in deferred revenue	19,732	93,624
Increase (decrease) in reinsurance payable	166,144	51,630
Increase (decrease) in other liabilities and accrued expenses	(37,940)	19,448
Net cash provided by (used in) operating activities	107,991	230,995
Investing Activities:
Purchases of investments	(910,728)	(871,432)
Proceeds from sales and maturities of investments	870,040	865,563
Purchases of fixed assets	(8,119)	(4,608)
Proceeds from notes receivable	94,749	59,657
Issuance of notes receivable	(106,536)	(83,563)
Business and asset acquisitions, net of cash and deposits	(19,726)	(14,960)
Net cash provided by (used in) investing activities	(80,320)	(49,343)

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands, unless otherwise noted)

	Nine Months Ended September 30,
	2023	2022
Financing Activities:
Dividends paid	(4,734)	(421)
Proceeds from borrowings	433,190	210,618
Principal paydowns of borrowings	(382,280)	(335,967)
Net non-controlling interest (redemptions) contributions	(5,870)	(837)
Repurchase of common stock	(2,091)	—
Issuance of Fortegra Common Stock	—	98,433
Issuance of Fortegra Warrants	—	13,101
Issuance of Warburg Additional Warrants	—	6,230
Issuance of Fortegra Preferred Stock	—	83,486
Payment of WP Transaction costs	—	(12,848)
Payment of debt issuance costs	(182)	—
Net cash provided by (used in) financing activities	38,033	61,795
Effect of exchange rate changes on cash	(1,935)	(6,833)
Net increase (decrease) in cash, cash equivalents and restricted cash	63,769	236,614
Cash, cash equivalents and restricted cash – beginning of period	400,713	153,442
Cash, cash equivalents and restricted cash – end of period	$464,482	$390,056
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest expense	$15,218	$11,717
Cash (received) paid during the period for income taxes	$(1,870)	$2,740

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Right of use asset obtained in exchange for lease liability	$2,404	$4,894
Assumption of Fortress Credit Agreement from Tiptree Holdings LLC	$—	$109,447
Bonds and trade receivables exchanged for term loans and equity securities	$—	$19,846

	As of
Reconciliation of cash, cash equivalents and restricted cash	September 30, 2023	December 31, 2022
Cash and cash equivalents	$443,222	$388,406
Restricted cash	21,260	12,307
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$464,482	$400,713
See accompanying notes to condensed consolidated financial statements.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(1) Organization
The Fortegra Group, Inc. (“Fortegra”) is an insurance services company organized in Delaware, headquartered in Jacksonville, Florida (references in this report to Fortegra Group, Fortegra, the Company or similar terms refer to The Fortegra Group, LLC and its subsidiaries prior to June 21, 2022 and to The Fortegra Group, Inc. on or after June 21, 2022). Fortegra is a subsidiary of Tiptree Inc. (“Tiptree”), a public company traded on the NASDAQ Stock Market under the symbol: TIPT. Prior to June 21, 2022, The Fortegra Group, LLC’s sole member was Tiptree Holdings LLC, a wholly owned subsidiary of Tiptree (“Tiptree Holdings”). Founded in 1981, Fortegra is a specialty insurance underwriter and service provider, focused on niche programs and fee-oriented services. The combination of specialty insurance underwriting, service contract products, and related service solutions delivered through a vertically integrated business model creates a blend of traditional underwriting revenues, investment income and unregulated fee revenues. The Company distributes its products through networks of banks, loan companies, automobile dealerships, third party administrators (“TPAs”) and managing general agents (“MGAs”).
The WP Transaction closed on June 21, 2022 and in connection therewith (1) Fortegra converted to a Delaware corporation, (2) Tiptree Holdings contributed stock and assets to Fortegra and Fortegra assumed certain liabilities in exchange for 48,609,600 shares of common stock, par value $0.01 (“Common Stock”) and 1,712,511 additional warrants to acquire Common Stock (the “Tiptree Additional Warrants”), (3) management equity holders of a subsidiary of Fortegra contributed their equity in exchange for Common Stock in Fortegra, (4) Fortegra assumed substantially all of the outstanding debt under the Fortress Credit Agreement, (5) Fortegra issued and sold to Warburg, 10,666,667 shares of Common Stock of Fortegra, 3,520,000 warrants to purchase shares of Common Stock (the “Warrants”), 5,333,333 shares of Series A Preferred Stock (the “Preferred Stock”) of Fortegra and 1,712,511 additional warrants to acquire Common Stock (the “Warburg Additional Warrants”), for an aggregate purchase price of $200,000, a portion of which was used in repaying all of the outstanding debt under the Fortress Credit Agreement, and (6) directors of Fortegra purchased 111,110 shares of Common Stock for $1,250 in the aggregate.
(2) Summary of Significant Accounting Policies
Definitions and abbreviations
“AFS Securities” means Available for Sale Securities, at fair value.
“A.M. Best” means A.M. Best Company, Inc.
“Corvid Peak” means Corvid Peak Capital Management, LLC.
“Corvid Peak Funds” means Corvid Peak Restructuring Partners Onshore Fund LLC and Albatross CP LLC.
“ETFs” means exchange traded funds.
“Fortress Credit Agreement” means the credit agreement, dated as of February 21, 2020, among Fortress Credit Corp. as Administrative Agent, Collateral Agent and Lead Arranger, the lenders party thereto, Tiptree Holdings LLC as borrower, Tiptree Inc. as guarantor, Fortegra as guarantor and Fortegra Warranty Holdings as guarantor.
“GAAP” means generally accepted accounting principles in the United States of America.
“NAIC” means the National Association of Insurance Commissioners.
“PORCs” means producer owned reinsurance companies.
“Preferred Trust Securities” means our preferred trust securities due June 15, 2037.
“SAP” means statutory accounting principles.
“Smart AutoCare” means the following entities and their subsidiaries operating under the Smart AutoCare brand: SAC Holdings, Inc., Freedom Insurance Company, Ltd., Dealer Motor Services, Inc., Independent Dealer

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Group, Inc., Ownershield, Inc, Accelerated Service Enterprise, LLC, SAC Admin Inc., SAC Insurance Company, Smart AutoCare Inc., Smart AutoCare Administration Solutions and Tiptree Reassurance Company, Ltd.
“Warburg” means WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.
“WP Transaction” means the $200 million strategic investment in Fortegra by Warburg Pincus pursuant to the Securities Purchase Agreement between and among Tiptree, Fortegra and WP Falcon Aggregator, L.P. dated October 11, 2021.
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements of Fortegra have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. The condensed consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company. The unaudited condensed consolidated financial statements presented herein should be read in conjunction with Fortegra’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022. In the opinion of management, the accompanying unaudited interim financial information reflects all adjustments, including normal recurring adjustments necessary to present fairly the Company’s financial position, results of operations, comprehensive income and cash flows for each of the interim periods presented. The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the full year ending on December 31, 2023.
Non-controlling interests on the condensed consolidated balance sheets represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Fortegra. Accounts and transactions between consolidated entities have been eliminated.
Reclassifications
As a result of changes in presentation, certain prior period amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.
Recent Accounting Standards
Recently Adopted Accounting Pronouncements

Standard	Description	Adoption Date	Impact on Financial Statements
2023-03 Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation
(Topic 718)

Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock
		ASU 2023-03 does not provide any new guidance, so there is no transition or effective date.	The amendments do not have a material impact to the Company’s condensed consolidated financial statements.
Recently Issued Accounting Pronouncements, Not Yet Adopted
During the nine months ended September 30, 2023, there were no accounting pronouncements issued applicable to the Company.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(3) Acquisitions
Acquisition of Premia Solutions Limited
On February 6, 2023, Fortegra Europe Limited, a subsidiary of the Company, acquired an 85% equity interest in Premia Solutions Limited (“Premia”) for total cash consideration of approximately $19,726, net of cash acquired of $3,873. Premia is an intermediary provider of automotive protection products in the United Kingdom.
The purchase price allocation has been developed based on preliminary estimates of fair value using the historical financial statements of Premia as of the acquisition date and is subject to the completion of management’s final analysis. Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management’s preliminary allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $18,359 and $18,152, respectively, which the Company may modify during the one year period allowed for purchase accounting adjustments during the measurement period.
Acquisition of ITC Compliance GRP Limited
On April 1, 2022, Fortegra Europe Limited, a subsidiary of the Company, acquired all of the equity interests of ITC Compliance GRP Limited (“ITC”) for total cash consideration of approximately $15,000, net of cash acquired of $6,123, plus earn out payments based on achievement of specific performance metrics. ITC is a provider of regulatory support and compliance services to the retail automotive sector in the United Kingdom.
Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management’s allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $8,044 and $10,964, respectively.
(4) Investments
The following table presents the Company’s investments, measured at fair value as of the following periods:

	As of
	September 30, 2023	December 31, 2022
AFS securities	$669,566	$611,980
Loans, at fair value	13,888	14,312
Common and preferred equity securities	25,000	16,736
Exchange traded and mutual funds	1,291	56,256
Other investments	86,290	66,163
Total investments	$796,035	$765,447

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
AFS Securities
The following tables present the Company’s investments in AFS Securities:

	As of September 30, 2023
	Amortized cost	Allowance for credit losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$456,930	$—	$9	$(40,654)	$416,285
Obligations of state and political subdivisions	49,889	(1)	—	(4,780)	45,108
Corporate securities	191,425	(331)	—	(13,299)	177,795
Asset backed securities	32,054	(14)	—	(3,832)	28,208
Certificates of deposit	563	—	—	—	563
Obligations of foreign governments	1,806	—	—	(199)	1,607
Total	$732,667	$(346)	$9	$(62,764)	$669,566

	As of December 31, 2022
	Amortized cost	Allowance for credit losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$417,278	$—	$844	$(36,062)	$382,060
Obligations of state and political subdivisions	54,390	(3)	4	(4,937)	49,454
Corporate securities	176,187	(183)	1	(14,006)	161,999
Asset backed securities	19,596	(1)	—	(4,246)	15,349
Certificates of deposit	756	—	—	—	756
Obligations of foreign governments	2,629	(3)	—	(264)	2,362
Total	$670,836	$(190)	$849	$(59,515)	$611,980
__________________
(1)Represents the amount of impairment that has resulted from credit-related factors, and therefore was recognized in net realized gains (losses) as a credit loss on AFS securities. Amount excludes unrealized losses relating to non-credit factors.
The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of
	September 30, 2023		December 31, 2022
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$212,563	$210,740	$52,265	$51,315
Due after one year through five years	239,551	220,569	300,767	280,965
Due after five years through ten years	38,350	34,686	54,419	49,465
Due after ten years	210,149	175,363	243,789	214,887
Asset backed securities	32,054	28,208	19,596	15,348
Total	$732,667	$669,566	$670,836	$611,980

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following tables present the gross unrealized losses on AFS securities by length of time that individual AFS securities have been in a continuous unrealized loss position for less than twelve months, and twelve months or greater:

	As of September 30, 2023
	Less Than or Equal to One Year			More Than One Year			Total
	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$205,524	$(12,178)	$448	$136,938	$(28,476)	$464	$342,462	$(40,654)	$912
Obligations of state and political subdivisions	1,304	(91)	29	43,802	(4,689)	158	45,106	(4,780)	187
Corporate securities	167,158	(12,649)	1,053	10,637	(650)	52	177,795	(13,299)	1,105
Asset backed securities	2,102	(317)	29	26,107	(3,515)	153	28,209	(3,832)	182
Obligations of foreign governments			1	1,607	(199)	7	1,607	(199)	8
Total	$376,088	$(25,235)	$1,560	$219,091	$(37,529)	$834	$595,179	$(62,764)	$2,394

	As of December 31, 2022
	Less Than or Equal to One Year			More Than One Year			Total
	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)	Fair value	Gross unrealized losses	# of Securities(1)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$164,593	$(9,357)	$354	$186,591	$(26,705)	$385	$351,184	$(36,062)	$739
Obligations of state and political subdivisions	25,507	(1,076)	97	20,219	(3,861)	78	45,726	(4,937)	175
Corporate securities	45,016	(1,446)	176	114,683	(12,560)	417	159,699	(14,006)	593
Asset backed securities	10,298	(3,642)	46	5,051	(604)	34	15,349	(4,246)	80
Obligations of foreign governments	309	(1)	1	2,054	(263)	8	2,363	(264)	9
Total	$245,723	$(15,522)	$674	$328,598	$(43,993)	$922	$574,321	$(59,515)	$1,596
__________________
(1)Presented in whole numbers.
Management believes that it is more likely than not that the Company will be able to hold the fixed maturity AFS securities that were in an unrealized loss position as of September 30, 2023 until full recovery of their amortized cost basis.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The table below presents a roll-forward of the activity in the allowance for credit losses on AFS securities by type for the following periods:

	Obligations of state and political subdivisions	Corporate securities	Asset backed securities	Obligations of foreign governments	Total
December 31, 2021	$—	$(241)	$—	$(4)	$(245)
(Increase) in allowance for credit losses	(3)	(109)	(1)	—	(113)
Gains from recoveries of amounts previously written off	—	70	—	2	72
Balance at September 30, 2022	$(3)	$(280)	$(1)	$(2)	$(286)

Balance at December 31, 2022	$(3)	$(183)	$(1)	$(3)	$(190)
(Increase) in allowance for credit losses	—	(287)	(14)	—	(301)
Gains from recoveries of amounts previously written off	2	139	1	3	145
Balance at September 30, 2023	$(1)	$(331)	$(14)	$—	$(346)
The Company applies a discounted cash flow model, based on assumptions and model outputs provided by an investment management company, in determining its lifetime expected credit losses on AFS securities. This includes determining the present value of expected future cash flows discounted at the book yield of the security.
The table below presents the amount of gains from recoveries (credit losses) on AFS securities recorded by the Company for the following period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net gains from recoveries (credit losses) on AFS securities	$(50)	$35	$(156)	$(41)
Pursuant to certain reinsurance agreements and statutory licensing requirements, the Company has deposited invested assets in custody accounts or insurance department safekeeping accounts. The Company cannot remove or replace investments in regulatory deposit accounts without prior approval of the contractual party or regulatory authority, as applicable. The following table presents the Company’s restricted investments included in the Company’s AFS securities:

	As of
	September 30, 2023	December 31, 2022
Fair value of restricted investments in trust pursuant to reinsurance agreements	$48,092	$34,386
Fair value of restricted investments for special deposits required by state insurance departments	16,681	16,816
Total fair value of restricted investments	$64,773	$51,202

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents additional information on the Company’s AFS securities:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Purchases of AFS securities	$146,512	$12,395	$360,196	$138,738

Proceeds from maturities, calls and prepayments of AFS securities	$201,101	$13,689	$259,100	$51,328

Proceeds from the sale of AFS securities	$2,578	$—	$42,536	$16,970
The following table presents the gross realized gains and gross realized losses from sales and redemptions of AFS securities:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gross realized gains	$80	$—	$80	$74
Gross realized losses	(78)	—	(3,034)	(184)
Total net realized gains (losses) from investment sales and redemptions	$2	$—	$(2,954)	$(110)
Loans, at fair value
The following table presents the Company’s investments in loans measured at fair value:

	As of September 30, 2023			As of December 31, 2022
	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB
Corporate loans(1)	$13,888	$17,118	$(3,230)	$14,312	$16,032	$(1,720)
Total loans, at fair value	$13,888	$17,118	$(3,230)	$14,312	$16,032	$(1,720)
__________________
(1)The cost basis of Corporate loans was approximately $17,118 and $16,032 at September 30, 2023 and December 31, 2022, respectively.
Common and Preferred Equity Securities
Common and preferred equity securities consist mainly of publicly traded common and preferred stocks. The following table presents information on cost and fair value of common stock and preferred stock by type for the following periods:

	As of
	September 30, 2023		December 31, 2022
	Cost	Fair value	Cost	Fair value
Common stocks
Industrials, miscellaneous, and all other	$47,663	$23,950	$37,675	$15,783
Non-redeemable preferred stocks	1,425	1,050	1,437	953
Total common and preferred equity securities	$49,088	$25,000	$39,112	$16,736

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Exchange Traded Funds
Exchange traded funds (“ETFs”) represent the carrying amount of the Company’s investments in publicly traded ETFs. The table below presents the Company’s holdings in the following fund types:

	As of
	September 30, 2023		December 31, 2022
	Cost	Fair value	Cost	Fair value
Fixed income ETFs	$1,339	$1,291	$56,263	$56,256
Total ETFs	$1,339	$1,291	$56,263	$56,256
Other Investments
The following table contains information regarding the Company’s other investments:

	As of
	September 30, 2023		December 31, 2022
	Amortized cost or Cost	Fair value	Amortized cost or Cost	Fair value
Corporate bonds, at fair value	$64,656	$62,929	$45,630	$42,080
Debentures	23,234	23,234	23,853	23,853
Other	295	127	—	230
Total other investments	$88,185	$86,290	$69,483	$66,163
Net Investment Income
Net investment income represents investment income and expense from investments related to insurance operations as disclosed within net investment income on the condensed consolidated statements of operations. The following table presents the components of net investment income by source of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Interest:
AFS securities	$5,255	$3,094	$16,863	$7,955
Loans, at fair value	168	173	422	514
Other investments	1,758	1,382	5,837	4,240
Dividends from ETFs and common and preferred equity securities	39	212	1,339	883
Subtotal	7,220	4,861	24,461	13,592
Less: investment expenses(1)	1,804	1,229	4,848	3,428
Net investment income	$5,416	$3,632	$19,613	$10,164
__________________
(1)For the three months ended September 30, 2023 and 2022, $1,508 and $847, respectively, and $3,876 and $2,255, respectively, for the nine months ended September 30, 2023 and 2022, of investment expenses related to Corvid Peak Capital Management, LLC, a related party of the Company.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Net Realized and Unrealized Gains (Losses)
The following table presents the components of net realized and unrealized gains (losses) recorded on the condensed consolidated statements of operations. Net unrealized gains (losses) on AFS securities are included within other comprehensive income (loss) (“OCI”), net of tax, and as such, are not included in this table. Net realized and unrealized gains (losses) are included below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net realized gains (losses)
Reclass of unrealized gains (losses) on AFS securities from OCI	$2	$—	$(2,954)	$(110)
Net gains from recoveries (credit losses) on AFS securities	(50)	35	(156)	(41)
Net realized gains (losses) on loans	(2,902)	(1,241)	(2,900)	(1,617)
Net realized gains (losses) on equity securities	(1,076)	(1,639)	(1,923)	(4,104)
Net realized gains (losses) on corporate bonds	(695)	(2,937)	(1,919)	(3,049)
Other	1,089	3,951	335	(2,612)
Total net realized gains (losses)	$(3,632)	$(1,831)	$(9,517)	$(11,533)

Net unrealized gains (losses)
Net change in unrealized gains (losses) on loans	2,563	(783)	(1,510)	(467)
Net unrealized gains (losses) held at period end:
Common and preferred equity securities	(3,804)	(552)	(2,493)	(3,597)
ETFs and mutual funds	(40)	101	(44)	(1,489)
Reclass of unrealized (gains) losses from prior periods for equity securities sold	410	(1)	(7)	(953)
Other	2,887	(3,316)	2,969	(5,112)
Total net unrealized gains (losses)	2,016	(4,551)	(1,085)	(11,618)
Total net realized and unrealized gains (losses)	$(1,616)	$(6,382)	$(10,602)	$(23,151)
(5) Notes Receivable, net
The following table presents information on the Company’s notes receivable, net:

	As of
	September 30, 2023	December 31, 2022
Notes receivable, net(1)	$131,642	$121,319

Allowance for uncollectible notes receivable(2)	$51	$85
__________________
(1)The notes receivable, net balances as of September 30, 2023 and December 31, 2022 entirely relate to the Company's premium finance and warranty service contract finance business.
(2)As of September 30, 2023 and December 31, 2022, there were $136 and $168 in balances classified as 90 days plus past due, respectively.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Bad debt expense	$17	$39	$101	$129
(6) Accounts, Premiums and Other Receivables, net
The following table presents the total accounts, premiums and other receivables, net:

	As of
	September 30, 2023	December 31, 2022
Accounts and premiums receivable, net	$262,148	$133,661
Retrospective commissions receivable	233,351	191,092
Trust receivables	2,604	18,455
Other receivables	24,065	26,033
Total accounts, premiums and other receivables, net	$522,168	$369,241

Allowance for losses on accounts, premiums and other receivables	$134	$94

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Bad debt expense	$2	$9	$14	$54

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(7) Reinsurance Recoverable and Prepaid Reinsurance Premiums
The following table presents the effect of reinsurance on premiums written and earned by our insurance business for the following periods:

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount - Assumed to Net
Three Months Ended September 30, 2023
Premiums written:
Life insurance	$22,161	$11,207	$70	$11,024	0.6%
Accident and health insurance	36,070	24,961	(5,773)	5,336	(108.2%)
Property and liability insurance	463,891	227,785	81,455	317,561	25.7%
Total premiums written	$522,122	$263,953	$75,752	$333,921	22.7%

Premiums earned:
Life insurance	$20,585	$10,186	$63	10,462	0.6%
Accident and health insurance	34,688	24,071	(5,765)	4,852	(118.8%)
Property and liability insurance	366,462	174,801	84,318	275,979	30.6%
Total premiums earned	$421,735	$209,058	$78,616	$291,293	27.0%

Three Months Ended September 30, 2022
Premiums written:
Life insurance	$24,658	$12,230	$32	$12,460	0.3%
Accident and health insurance	40,433	27,905	187	12,715	1.5%
Property and liability insurance	340,593	193,181	171,707	319,119	53.8%
Total premiums written	$405,684	$233,316	$171,926	$344,294	49.9%

Premiums earned:
Life insurance	$21,176	$10,514	$115	$10,777	1.1%
Accident and health insurance	36,453	25,088	233	11,598	2.0%
Property and liability insurance	284,119	151,756	83,139	215,502	38.6%
Total premiums earned	$341,748	$187,358	$83,487	$237,877	35.1%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount - Assumed to Net
Nine Months Ended September 30, 2023
Premiums written:
Life insurance	$59,625	$30,389	$187	$29,423	0.6%
Accident and health insurance	93,840	63,978	6,119	35,981	17.0%
Property and liability insurance	1,294,903	714,195	289,527	870,235	33.3%
Total premiums written	$1,448,368	$808,562	$295,833	$935,639	31.6%

Premiums earned:
Life insurance	$61,662	$30,676	$215	$31,201	0.7%
Accident and health insurance	102,407	70,024	6,153	38,536	16.0%
Property and liability insurance	1,013,832	550,089	292,938	756,681	38.7%
Total premiums earned	$1,177,901	$650,789	$299,306	$826,418	36.2%

Nine Months Ended September 30, 2022
Premiums written:
Life insurance	$68,753	$32,052	$127	$36,828	0.3%
Accident and health insurance	108,598	74,230	7,083	41,451	17.1%
Property and liability insurance	936,007	506,664	336,590	765,933	43.9%
Total premiums written	$1,113,358	$612,946	$343,800	$844,212	40.7%

Premiums earned:
Life insurance	$61,657	$30,949	$422	$31,130	1.4%
Accident and health insurance	105,827	72,157	7,274	40,944	17.8%
Property and liability insurance	798,660	428,395	219,895	590,160	37.3%
Total premiums earned	$966,144	$531,501	$227,591	$662,234	34.4%

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents the components of net losses and loss adjustment expenses (“LAE”):

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
Three Months Ended September 30, 2023
Losses and LAE Incurred
Life insurance	$11,386	$6,014	$26	$5,398	0.5%
Accident and health insurance	8,259	6,796	(253)	1,210	(20.9%)
Property and liability insurance	186,371	124,492	56,636	118,515	47.8%
Total losses and LAE incurred	$206,016	$137,302	$56,409	$125,123	45.1%

Three Months Ended September 30, 2022
Losses and LAE Incurred
Life insurance	$13,383	$7,388	$78	$6,073	1.3%
Accident and health insurance	6,855	4,966	488	2,377	20.5%
Property and liability insurance	119,369	87,898	57,906	89,377	64.8%
Total losses and LAE incurred	$139,607	$100,252	$58,472	$97,827	59.8%

Nine Months Ended September 30, 2023
Losses and LAE Incurred
Life insurance	$35,969	$19,436	$82	$16,615	0.5%
Accident and health insurance	21,001	16,391	5,560	10,170	54.7%
Property and liability insurance	464,299	314,394	177,787	327,692	54.3%
Total losses and LAE incurred	$521,269	$350,221	$183,429	$354,477	51.7%

Nine Months Ended September 30, 2022
Losses and LAE Incurred
Life insurance	$40,993	$22,158	$424	$19,259	2.2%
Accident and health insurance	24,826	19,304	6,581	12,103	54.4%
Property and liability insurance	333,582	234,440	133,552	232,694	57.4%
Total losses and LAE incurred	$399,401	$275,902	$140,557	$264,056	53.2%
The following table presents the components of the reinsurance recoverable:

	As of
	September 30, 2023	December 31, 2022
Ceded claim reserves:
Life insurance	$4,244	$3,965
Accident and health insurance	22,186	19,408
Property and liability insurance	367,091	243,726
Total ceded claim reserves recoverable	393,521	267,099
Other reinsurance settlements recoverable	348,511	183,521
Total reinsurance recoverable	$742,032	$450,620

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents the components of prepaid reinsurance premiums:

	As of
	September 30, 2023	December 31, 2022
Prepaid reinsurance premiums:
Life insurance(1)	$74,942	$75,553
Accident and health insurance(1)	75,672	81,718
Property and liability insurance	743,658	568,199
Total	$894,272	$725,470
__________________
(1)Including policyholder account balances ceded.
The following table presents the aggregate amount included in reinsurance receivables that is comprised of the three largest receivable balances from non-affiliated reinsurers:

As of
September 30, 2023
Total of the three largest receivable balances from non-affiliated reinsurers	$161,714
As of September 30, 2023, the non-affiliated reinsurers from whom our insurance business has the largest receivable balances were: Allianz Global Corporate & Specialty SE (A.M. Best Rating: A+ rated), Accredited Insurance (Europe) Limited (A.M. Best Rating A-), and Sidecars Reinsurance Company, Inc. (A.M. Best Rating: Not Rated). A majority of the related receivables from these reinsurers are collateralized by assets on hand and letters of credit; receivable balances from authorized reinsurers do not require collateral. Allianz Global Corporate & Specialty SE is an authorized reinsurer in the states in which Fortegra’s U.S. based insurance entities are domiciled. The Company monitors authorization status, financials and A.M. Best ratings of its reinsurers periodically. As of September 30, 2023, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(8) Goodwill and Intangible Assets, net
The following tables present identifiable finite and indefinite-lived intangible assets, accumulated amortization and goodwill:

	As of
	September 30, 2023	December 31, 2022
Finite-Lived Intangible Assets:
Customer relationships	$162,026	$149,835
Accumulated amortization	(71,128)	(60,401)
Trade names	16,165	15,028
Accumulated amortization	(8,094)	(7,039)
Software licensing	17,034	12,386
Accumulated amortization	(9,654)	(9,084)
Insurance policies and contracts acquired	36,500	36,500
Accumulated amortization	(36,474)	(36,374)
Other	1,069	751
Accumulated amortization	(464)	(276)
Total finite-lived intangible assets	106,980	101,326
Indefinite-Lived Intangible Assets:(1)
Insurance licensing agreements(1)	13,761	13,761
Total intangible assets, net	$120,741	$115,087

Goodwill	203,315	184,900
Total goodwill and intangible assets, net	$324,056	$299,987
__________________
(1)Impairment tests are performed at least annually on indefinite-lived intangible assets.
Goodwill

Balance at December 31, 2022	$184,900
Goodwill acquired(1)	18,359
Foreign currency translation and other	56
Balance at September 30, 2023	$203,315
__________________
(1)See Note (3) Acquisitions for more information.
For the three and nine months ended September 30, 2023 and 2022, no impairments were recorded on the Company’s goodwill.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Intangible Assets, net
The following table represents the changes in intangible assets, net during the period:

Balance at December 31, 2022	$115,087
Intangible assets acquired(1)	18,152
Less: amortization expense	(12,668)
Foreign currency translation and other	170
Balance at September 30, 2023	$120,741
__________________
(1)See Note (3) Acquisitions for more information.
For the three and nine months ended September 30, 2023 and 2022, no impairments were recorded on the Company’s intangible assets.
The following table presents the amortization expense on finite-lived intangible assets for the next five years and thereafter:

As of September 30, 2023
Remainder of 2023	$4,253
2024	15,354
2025	13,240
2026	10,894
2027	9,543
2028 and thereafter	54,442
Total(1)	$107,726
__________________
(1)Does not include foreign currency translation adjustment of $(746) as of September 30, 2023

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(9) Debt, net
The following table presents the balance of the Company’s debt obligations, net of discounts and deferred financing costs:

	As of
Corporate debt	September 30, 2023	December 31, 2022
Secured revolving credit agreements(1)	46,000	—
Preferred trust securities (LIBOR + 4.10%)	35,000	35,000
8.50% Junior subordinated notes	125,000	125,000
Total corporate debt	206,000	160,000

Asset based debt(2)
Asset based revolving financing (SOFR + 2.75%)	65,538	60,628
Total asset based debt	65,538	60,628
Total debt, face value	271,538	220,628
Unamortized deferred financing costs	(8,068)	(8,703)
Total debt, net	263,470	211,925
__________________
(1)The secured credit agreements include separate tranches with multiple rate structures which are adjustable based on the Company’s senior leverage ratio, which as of September 30, 2023 was SOFR + 1.50%.
(2)Asset based debt is generally recourse only to specific assets and related cash flows and is not recourse to Fortegra.
The following table presents the amount of interest expense the Company incurred on its debt for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Interest expense - corporate debt	$4,732	$3,592	$14,058	$10,944
Interest expense - asset based debt	1,528	1,381	4,863	3,544
Interest expense on debt	$6,260	$4,973	$18,921	$14,488
The following table presents the future maturities of the unpaid principal balance on the Company’s debt for the following periods:

As of September 30, 2023
2023(1)	$65,538
2024	—
2025	—
2026	—
2027	46,000
2028 and thereafter	160,000
Total	$271,538
__________________
(1)The noted maturities entirely relate to asset based debt which is recourse only to specific assets and related cash flows and not recourse to Fortegra.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following narrative is a summary of certain terms of our debt agreements for the nine months ended September 30, 2023:
Corporate Debt
Secured Revolving Credit Agreements
As of September 30, 2023 and December 31, 2022, a total of $46,000 and $0, respectively, was outstanding under the Company’s revolving line of credit. The maximum borrowing capacity under the agreements as of September 30, 2023 was $200,000.
Asset Based Debt
Asset Based Revolving Financing
On January 31, 2023, South Bay Acceptance Corporation and South Bay Funding LLC, subsidiaries of the Company, amended the asset backed revolving financing to increase the revolving commitment to $100,000 and transition to SOFR.
As of September 30, 2023 and December 31, 2022, a total of $65,538 and $60,628, respectively, was outstanding under the borrowing.
Debt Covenants
As of September 30, 2023, the Company was in compliance with the representations and covenants for its outstanding debt.
(10) Fair Value of Financial Instruments
The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument’s fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.
The Company’s fair value measurements are primarily based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources.
The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Available for Sale Securities, at fair value
AFS securities fair values are based on prices provided by an independent pricing service and a third-party investment manager. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service and the third-party investment manager by analyzing the investment manager-provided pricing report.
The following details the methods and assumptions used to estimate the fair value of each class of AFS securities and the applicable level each security falls within the fair value hierarchy:
U.S. Treasury Securities, Obligations of U.S. Government Authorities and Agencies, Obligations of State and Political Subdivisions, Corporate Securities, Asset Backed Securities and Obligations of Foreign Governments: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.
Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.
Common and Preferred Equity Securities and ETFs
The fair values of publicly traded common and preferred equity securities and ETFs are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy. The fair values of non-publicly traded common and preferred stocks are generally based on prices derived from independent multiples of comparable public companies and fall under Level 3 in the fair value hierarchy.
Loans, at fair value
Corporate Loans: These loans are comprised of middle market loans and bank loans and are generally classified under either Level 2 or Level 3 in the fair value hierarchy. To determine fair value, the Company uses quoted prices, including those provided from pricing vendors, which provide coverage of secondary market participants, where available. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.
Corporate Bonds
Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.
Trade Claims
Trade claims represent unsecured claims of bankrupt companies and are generally classified under Level 3 in the fair value hierarchy. The fair value is determined using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs are intended to reflect the assumptions a market participant would use in pricing the asset or liability.
Securities Sold, Not Yet Purchased
Securities sold, not yet purchased are generally classified under Level 1 or Level 2 in the fair value hierarchy, based on the leveling of the securities sold short, and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
Derivative Assets and Liabilities, at fair value
Derivative assets and liabilities are carried at fair value with the change in the fair value recorded in the condensed consolidated statements of operations. Derivative assets and liabilities are generally comprised of a combination of swaps and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrant (Warburg) is a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (16) Stockholders' Equity for additional information regarding the Fortegra Additional Warrant.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following tables present the Company’s fair value hierarchies for financial assets and liabilities, measured on a recurring basis:

	As of September 30, 2023
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:
Available for sale securities, at fair value:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$416,285	$—	$416,285
Obligations of state and political subdivisions	—	45,108	—	$45,108
Obligations of foreign governments	—	1,607	—	$1,607
Certificates of deposit	563	—	—	$563
Asset backed securities	—	28,199	9	$28,208
Corporate securities	—	177,795	—	$177,795
Total available for sale securities, at fair value	563	668,994	9	$669,566

Loans, at fair value:
Corporate loans	—	4,691	9,197	13,888
Total loans, at fair value	—	4,691	9,197	13,888

Equity securities:
Common and preferred equity securities	18,720	—	6,280	25,000
ETFs	1,291	—	—	1,291
Total equity securities	20,011	—	6,280	26,291

Other investments, at fair value:
Corporate bonds	—	62,929	—	62,929
Derivative assets		127	—	127
Total other investments, at fair value	—	63,056	—	63,056

Total	$20,574	$736,741	$15,486	$772,801

Liabilities:(1)
Securities sold, not yet purchased	$923	$33,481	$—	$34,404
Derivative liabilities	—	14	—	14
Warburg Additional Warrants	—	—	2,680	2,680
Contingent consideration payable	—	—	2,928	2,928

Total	$923	$33,495	$5,608	$40,026
__________________
(1)Included in other liabilities and accrued expenses.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)

	As of December 31, 2022
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:
Available for sale securities, at fair value:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$382,060	$—	$382,060
Obligations of state and political subdivisions	—	49,454	—	49,454
Obligations of foreign governments	—	2,362	—	2,362
Certificates of deposit	756	—	—	756
Asset backed securities	—	15,254	95	15,349
Corporate securities	—	161,999	—	161,999
Total available for sale securities, at fair value	756	611,129	95	611,980

Loans, at fair value:
Corporate loans	—	3,104	11,208	14,312
Total loans, at fair value	—	3,104	11,208	14,312

Equity securities:
Common and preferred equity securities	9,851	—	6,885	16,736
ETFs and mutual funds	56,256	—	—	56,256
Total equity securities	66,107	—	6,885	72,992

Other investments, at fair value:
Corporate bonds	—	42,080	—	42,080
Derivative assets	7	223	—	230
Other	—	—	—	—
Total other investments, at fair value	7	42,303	—	42,310

Total	$66,870	$656,536	$18,188	$741,594

Liabilities:(1)
Securities sold, not yet purchased	$10,263	$6,312	$—	$16,575
Derivative liabilities	—	7,730	—	7,730
Warburg Additional Warrants	—	—	5,291	5,291
Contingent consideration payable	—	—	2,904	2,904
Total	$10,263	$14,042	$8,195	$32,500
__________________
(1)Included in other liabilities and accrued expenses.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents additional information about assets that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the following periods:

	Nine Months Ended September 30,
	2023	2022
Balance at January 1,	$18,188	$23,655
Net realized and unrealized gains or losses included in:
Earnings	(5,218)	(2,807)
OCI	2,563	(395)
Sales	(6)	(3,685)
Settlement of trade claims	—	(19,169)
Exchange of bonds for term loans	—	12,243
Exchange of trade receivables for equity securities	—	7,104
Transfer out of Level 3	(41)	—
Balance at September 30,	$15,486	$16,946

Changes in unrealized gains (losses) included in earnings related to assets still held at period end	$(5,217)	$(2,669)
Changes in unrealized gains (losses) included in OCI related to assets still held at period end	$2,563	$(395)
The following table presents the range and weighted average (“WA”) used to develop significant unobservable inputs for the fair value measurements of Level 3 assets and liabilities.

	As of				As of
	September 30, 2023	December 31, 2022	Valuation technique	Unobservable input(s)	September 30, 2023				December 31, 2022
Assets	Fair value				Range			WA (1)	Range			WA (1)
Equity securities	$6,280	$6,837	Internal model	Forecast EBITDAR	$1,039,000	to	$1,422,000	N/A	$728,000	to	$1,039,000	N/A
Corporate loans	9,197	11,208	External/Internal model	Bid marks/EBITDA	$74	to	$75	$74.5	$170,000			N/A
Total	$15,477	$18,045

Liabilities
Warburg Additional Warrants	$2,680	$5,291	External Model	Discount rate	3%	to	5%	4.6%	3%	to	5%	3.3%
				Implied Equity Volatility	40%	to	50%	45%	40%	to	50%	45%
Contingent consideration payable	2,928	2,904	Cash Flow model	Forecast Cash EBITDA	$2,500	to	$4,000	N/A	$2,500	to	$4,000	N/A
			Cash Flow model	Forecast Underwriting EBITDA	$—	to	$2,000	N/A	$—	to	$2,000	N/A
Total	$5,608	$8,195
__________________
(1)Unobservable inputs were weighted by the relative fair value of the instruments.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents the carrying amounts and estimated fair values of financial assets and liabilities that are not recorded at fair value and their respective levels within the fair value hierarchy:

	As of September 30, 2023			As of December 31, 2022
	Level within fair value hierarchy	Fair value	Carrying value	Level within fair value hierarchy	Fair value	Carrying value
Assets:
Debentures(1)	2	$23,234	$23,234	2	$23,853	$23,853
Notes receivable, net	2	131,642	131,642	2	121,319	121,319
Total assets		$154,876	$154,876		$145,172	$145,172

Liabilities:
Debt	3	$264,351	$271,538	3	$215,478	$220,628
Total liabilities		$264,351	$271,538		$215,478	$220,628
__________________
(1)Included in other investments.
Debentures: Since interest rates on debentures are at current market rates for similar credit risks, the carrying amount approximates fair value. These values are net of allowance for doubtful accounts.
Notes Receivable: To the extent that carrying amounts differ from fair value, fair value is determined based on contractual cash flows discounted at market rates for similar credits. Categorized under Level 2 in the fair value hierarchy. See Note (5) Notes Receivable, net.
Debt: The carrying value, which approximates fair value of floating rate debt, represents the total debt balance at face value excluding the unamortized discount. The fair value of Junior subordinated notes is determined based on dealer quotes. Categorized under Level 3 in the fair value hierarchy.
Additionally, the following financial assets and liabilities on the condensed consolidated balance sheets are not carried at fair value, but whose carrying amounts approximate their fair value:
Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents are carried at cost which approximates fair value. Categorized under Level 1 in the fair value hierarchy.
Accounts and Premiums Receivable, net, Retrospective Commissions Receivable and Other Receivables: The carrying amounts approximate fair value since no interest rate is charged on these short duration assets. Categorized under Level 2 in the fair value hierarchy. See Note (6) Accounts, Premiums and Other Receivables, net.
Due from Brokers, Dealers, and Trustees and Due to Brokers, Dealers and Trustees: The carrying amounts are included in other assets and other liabilities and accrued expenses and approximate their fair value due to their short term nature. Categorized under Level 2 in the fair value hierarchy.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(11) Liability for Unpaid Claims and Claim Adjustment Expenses
Roll forward of Claim Liability
The following table presents the activity in the net liability for unpaid losses and allocated loss adjustment expenses of short duration contracts for the following periods:

	Nine Months Ended September 30,
	2023	2022
Policy liabilities and unpaid claims balance as of January 1,	$567,193	$331,703
Less: liabilities of policy-holder account balances, gross	(1,923)	(801)
Less: non-insurance warranty benefit claim liabilities	(140)	(10,785)
Gross liabilities for unpaid losses and loss adjustment expenses	565,130	320,117
Less: reinsurance recoverable on unpaid losses - short duration	(266,889)	(165,129)
Less: other lines, gross	(184)	(576)
Net balance as of January 1, short duration	298,057	154,412

Incurred (short duration) related to:
Current year	353,167	265,277
Prior years	910	(2,205)
Total incurred	354,077	263,072

Paid (short duration) related to:
Current year	170,949	138,274
Prior years	62,739	18,436
Total paid	233,688	156,710

Net balance as of September 30, short duration	418,446	260,774
Plus: reinsurance recoverable on unpaid losses - short duration	393,333	248,418
Plus: other lines, gross	161	157
Gross liabilities for unpaid losses and loss adjustment expenses	811,940	509,349
Plus: liabilities of policy-holder account balances, gross	1,157	2,715
Plus: non-insurance warranty benefit claim liabilities	117	860
Policy liabilities and unpaid claims balance as of September 30,	$813,214	$512,924
The following schedule reconciles the total short duration contracts per the table above to the amount of total losses incurred as presented in the condensed consolidated statements of operations, excluding the amount for member benefit claims:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Short duration incurred	$125,165	$97,501	$354,077	$263,072
Other lines incurred	(281)	(36)	1	327
Unallocated loss adjustment expenses	239	362	399	657
Total losses incurred	$125,123	$97,827	$354,477	$264,056

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
During the nine months ended September 30, 2023, the Company experienced unfavorable prior year development of $910, primarily as a result of higher-than-expected claim severity in our commercial lines of business partially offset by favorable development in our personal lines of business.
During the nine months ended September 30, 2022, the Company experienced favorable prior year development of $2,205, primarily as a result of lower-than-expected claim severity in its commercial lines of business.
Management considers the prior year development for each of the two years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. We analyze our development on a quarterly basis, and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings.
The unfavorable prior year development of $910 in the nine months ended September 30, 2023 represented 1.1% of pre-tax income of $85,584 and 0.3% of the opening net liability for losses and loss adjustment expenses of $298,057, as of January 1, 2023.
The favorable prior year development of $2,205 in the nine months ended September 30, 2022 represented 5.6% of pretax income of $39,057, and 1.4% of the opening net liability for losses and loss adjustment expenses of $154,412, as of January 1, 2022.
Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.
(12) Revenue from Contracts with Customers
The Company’s revenues from insurance and contractual and liability insurance operations are primarily accounted for under Financial Services-Insurance (Topic 944) that are not within the scope of Revenue for Contracts with Customers (Topic 606). The Company’s remaining revenues that are within the scope of Topic 606 are primarily comprised of revenues from contracts with customers for monthly membership dues for motor clubs, monthly administration fees for services provided for premiums, claims and reinsurance processing revenues, vehicle service contracts and warranty coverage revenues for household goods and appliances service contracts (collectively, remaining contracts).
The following table presents the disaggregated amounts of revenue from contracts with customers by product type for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Service and administrative fees:
Service contract revenue	$74,844	$56,968	$211,028	$150,788
Motor club revenue	11,158	13,949	35,277	39,724
Other	919	997	3,058	5,136
Revenue from contracts with customers	$86,921	$71,914	$249,363	$195,648
Service and Administrative Fees
Service and administrative fees are generated from non-insurance programs including warranty service contracts, motor club programs and other services. Service and administrative fees are recognized consistent with the earnings recognition pattern of the underlying policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78’s, modified Rule of 78’s, or other methods as appropriate for the

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.
Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable.
We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at September 30, 2023.
The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.
The following table presents the activity in the significant deferred assets and liabilities related to revenue from contracts with customers for the following period:

	January 1, 2023			September 30, 2023
	Beginning balance	Additions	Amortization	Ending balance
Deferred acquisition costs
Service and administrative fees:
Service contract revenue	$172,129	$91,746	$65,467	$198,408
Motor club revenue	17,142	26,463	27,825	15,780
Total	$189,271	$118,209	$93,292	$214,188

Deferred revenue
Service and administrative fees:
Service contract revenue	$581,882	$246,467	$211,028	$617,321
Motor club revenue	22,949	33,063	35,277	20,735
Total	$604,831	$279,530	$246,305	$638,056
For the periods presented, no write-offs for unrecoverable deferred acquisition costs and deferred revenue were recognized.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(13) Other Assets and Other Liabilities and Accrued Expenses
Other Assets
The following table presents the components of other assets as reported in the condensed consolidated balance sheets:

	As of
	September 30, 2023	December 31, 2022
Receivable from related party	$28,740	$28,740
Right of use asset - operating leases	15,633	12,932
Furniture, fixtures and equipment, net	19,649	14,838
Prepaid expenses	8,535	6,022
Due from broker/trustee	25,616	298
Other	7,716	8,025
Total other assets	$105,889	$70,855
The following reflects depreciation on furniture, fixtures and equipment, net:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Depreciation expense	$944	$659	$3,288	$1,555
Other Liabilities and Accrued Expenses
The following table presents the components of other liabilities and accrued expenses as reported in the condensed consolidated balance sheets:

	As of
	September 30, 2023	December 31, 2022
Accounts payable and accrued expenses	$79,382	$96,244
Commissions payable	27,328	42,317
Payable to related party	20,280	21,094
Operating lease liability	18,718	14,678
Securities sold, not yet purchased	34,404	16,575
Accrued interest payable	5,280	2,394
Derivative liabilities	14	7,730
Due to broker/trustee	11,611	—
Other	15,479	14,043
Total other liabilities and accrued expenses	$212,496	$215,075

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(14) Other Expenses
The following table presents the components of other expenses as reported in the condensed consolidated statements of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative	$8,667	$6,036	$26,420	$14,752
Premium taxes	2,767	5,874	13,920	16,175
Professional fees	4,656	4,260	14,399	11,892
Rent and related	2,554	2,326	7,146	6,784
Other	1,650	2,585	7,995	8,918
Total other expenses	$20,294	$21,081	$69,880	$58,521
(15) Statutory Surplus and Reporting
Statutory Reporting and Insurance Company Subsidiaries Dividend Restrictions
The Company’s U.S. domiciled insurance company subsidiaries prepare financial statements in accordance with Statutory Accounting Principles (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules.
Statutory Capital and Surplus
The Company’s U.S. domiciled insurance company subsidiaries must maintain minimum amounts of statutory capital and surplus as required by regulatory authorities, including the NAIC; their capital and surplus levels exceeded respective minimum requirements as of September 30, 2023 and December 31, 2022.
Statutory Dividends
The Company’s U.S. domiciled insurance company subsidiaries may pay dividends to the Company, subject to statutory restrictions. Payments in excess of statutory restrictions (extraordinary dividends) to the Company are permitted only with prior approval of the insurance department of the applicable state of domicile. The Company eliminates all dividends from its subsidiaries in the condensed consolidated financial statements. There were no dividends paid to the Company by its U.S. domiciled insurance company subsidiaries for the three or nine months ended September 30, 2023 and 2022.
The following table presents the combined amount available for ordinary dividends of the Company's U.S. domiciled insurance company subsidiaries for the following periods:

	As of
	September 30, 2023	December 31, 2022
Amount available for ordinary dividends of the Company's insurance company subsidiaries	$32,867	$35,145
At September 30, 2023, the maximum amount of dividends that our U.S. domiciled regulated insurance company subsidiaries could pay under applicable laws and regulations without regulatory approval was approximately $32,867. The Company may seek regulatory approval to pay dividends in excess of this permitted amount, but there can be no assurance that the Company would receive regulatory approval if sought.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(16) Stockholders' Equity
On June 21, 2022, upon closing of the WP Transaction, Fortegra converted to a Delaware corporation and issued an aggregate of 61,175,137 shares of Common Stock, 5,333,333 shares of Preferred Stock, 3,520,000 Warrants and 3,425,022 Additional Warrants. As of September 30, 2023, Fortegra was owned approximately 79.5% by Tiptree Holdings, 17.5% by Warburg and 3.0% by management and directors of Fortegra. When given effect to the Preferred Stock on an as converted basis but without giving effect to the exercise of the Warrants or Additional Warrants or vesting of unvested restricted stock units (“RSUs”), Fortegra would be owned 73% by Tiptree Holdings, 24% by Warburg and 3% by management and directors.
Preferred Stock
The face amount of the Fortegra Preferred Stock is $80,000. Dividends are cumulative and accrue at a rate of 8% per annum, compounding quarterly. Any quarterly dividend may be paid in cash, at Fortegra’s option. During the nine months ended September 30, 2023, cash dividends declared were $4,787.
At any time, Warburg has the option to convert the shares of Preferred Stock into shares of Common Stock at an initial conversion price of $15.00 per share (the “Conversion Price”) adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions. All of the Preferred Stock will automatically convert into shares of Common Stock at the Conversion Price upon the closing of a qualifying initial public offering, subject to a five year make-whole provision. Upon conversion, the Preferred Stock would result in Warburg owning an additional 5,333,333 shares of Common Stock, for a total as converted ownership of 24.0% of the Common Stock of the Company.
Warrants
The Warrants have a seven-year term and an initial exercise price of $15.00 per share of Common Stock, which will be reduced by any common stock cash dividends made by Fortegra and adjusted for stock splits, stock dividends, extraordinary dividends and similar transactions. The Warrants, if exercised with cash, would result in Warburg owning an additional 3.8% interest in the Common Stock of the Company.
Additional Warrants
The Warburg Additional Warrants and Tiptree Additional Warrants have a seven-year term and an exercise price of $0.01 per share of Common Stock. The Warburg Additional Warrants will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by Fortegra’s Common Stock price. The Warburg Additional Warrants are classified as liabilities, at fair value. The Tiptree Additional Warrants will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by Fortegra’s Common Stock price. The number of shares of Common Stock issuable to Warburg Additional Warrants and Tiptree Additional Warrants is subject to adjustment for stock splits, common stock or cash dividends and similar transactions. The Warburg Additional Warrants and the Tiptree Additional Warrants are exercisable from the earlier of the fifth anniversary of the Closing Date and a transaction that results in an investor having sold 50% of the Common Stock (on an as converted basis and after giving effect to exercise of the Warrants and Additional Warrants) purchased by the investor. The maximum number of shares issued to Warburg or Tiptree if exercised for cash would be 1,712,511 or an additional 1.7% interest in Fortegra on an as converted basis (including its ownership of Fortegra Common and Preferred Stock).

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
(17) Accumulated Other Comprehensive Income (Loss)
The following table presents the activity of AFS securities in AOCI, net of tax, for the following periods:

	Unrealized gains (losses) on available for sale securities	Foreign currency translation adjustment	Total AOCI	Amount attributable to non-controlling interests	Total AOCI to Fortegra Group, LLC
Balance at December 31, 2021	$(2,686)	$—	$(2,686)	$1	$(2,685)
Other comprehensive income (losses) before reclassifications	(43,252)	(14,256)	(57,508)	114	(57,394)
Amounts reclassified from AOCI	86	—	86	—	86
OCI	(43,166)	(14,256)	(57,422)	114	(57,308)
September 30, 2022	$(45,852)	$(14,256)	$(60,108)	$115	$(59,993)

Balance at December 31, 2022	$(45,426)	$(7,351)	$(52,777)	$106	$(52,671)
Other comprehensive income (losses) before reclassifications	(5,468)	1,396	(4,072)	13	(4,059)
Amounts reclassified from AOCI	2,235	—	2,235	—	2,235
OCI	(3,233)	1,396	(1,837)	13	(1,824)
Balance at September 30, 2023	$(48,659)	$(5,955)	$(54,614)	$119	$(54,495)
The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the condensed consolidated statements of operations for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,		Affected line item in condensed consolidated statements of operations
Components of AOCI	2023	2022	2023	2022
Unrealized gains (losses) on available for sale securities	$2	$—	$(2,954)	$(110)	Net realized and unrealized gains (losses)
Related tax (expense) benefit	—	—	719	24	Provision for income tax
Net of tax	$2	$—	$(2,235)	$(86)
(18) Equity Based Compensation
Fortegra adopted the 2022 Equity Incentive Plan (“Fortegra Plan”) on June 21, 2022, which permits the grant of RSUs, stock and options up to a maximum of 5,000,000 shares of Fortegra. Up to 3,511,260 shares under the Fortegra Plan may be delivered in respect of options. The general purpose of the Fortegra Plan is to attract, motivate and retain selected employees of Fortegra, to provide them with incentives and rewards for performance and to better align their interests with the interests of Fortegra’s stockholders. Unless otherwise extended, the Fortegra Plan terminates automatically on June 21, 2032.

2022 Equity Plan	Number of shares
Available for issuance as of December 31, 2022	4,749,264
RSU awards granted	(80,106)
Option awards granted	(3,247,913)
Available for issuance as of September 30, 2023	1,421,245

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents the Company’s RSU activity under the Fortegra Plan for the periods indicated:

	Number of RSUs	Grant date fair value of equity shares issuable
Unvested units as of December 31, 2022	224,068	$1,381
Granted	80,106	1,200
Vested	(112,034)	(702)
Unvested units as of September 30, 2023	192,140	$1,879
In May 2023, the Company granted 1,623,961 time vested options and 1,623,952 performance vested options, both with a strike price of $11.25 per share to management under the Fortegra Plan. The time vested options vest in equal parts over five years and expire on the ten year anniversary of the grant date. The performance vested options vest based on IRR targets of 17% to 24% determined at the time of a change of control of Fortegra or sale by Warburg of more than 50% of all the Fortegra securities (on an as converted basis) acquired in 2022. The fair value option grants were estimated on the date of grant using a Black-Scholes Merton option pricing formula embedded within a Monte Carlo model used to simulate the future value of Fortegra Common Stock, which assumes the market requirement is achieved. As of September 30, 2023, 8,889 options were vested.
The following table presents the assumptions used to measure the fair value of the options as of the grant date, May 1, 2023.

Valuation Input	Assumption
Historical volatility	45.00%
Risk-free rate	3.64%
Dividend yield	—%
Expected term (years)	4.2
In May 2023, the Company granted performance based restricted stock units (PRSUs) that vest based on the achievement of specified gross written premium volume targets and underwriting ratios for selected specialty insurance lines written in 2024. If and upon vesting, the PRSUs entitle recipients to participate in an aggregate pool of between $5,000 and $20,000 payable in shares of Fortegra.
Equity Based Compensation Expense
The following table presents the total equity based compensation expense and the related income tax benefit recognized on the condensed consolidated statements of operations for the RSUs issued under Tiptree’s Subsidiary Incentive Plan:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Employee compensation and benefits(1)	$717	$33	$1,238	$2,376
Income tax benefit	(151)	(7)	(260)	(499)
Net equity based compensation expense	$566	$26	$978	$1,877
__________________
(1)Includes $1,746 for Tiptree equity awards for the nine months ended September 30, 2022.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents additional information on the total non-vested equity based compensation under Tiptree’s Subsidiary Incentive Plan as of September 30, 2023:

	As of September 30, 2023
	Stock options	RSUs	PRSUs
Unrecognized compensation cost related to non-vested awards	$16,440	$970	$580
Weighted average recognition period (in years)	2.33	0.77	1.55
(19) Income Taxes
The following table presents the Company’s provision (benefit) for income taxes reflected as a component of income (loss):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Total income tax expense (benefit)	$9,261		$3,766		$22,936		$11,099

Effective tax rate (ETR)	25.9%	(1)	24.6%	(2)	26.8%	(1)	28.4%	(2)
__________________
(1)Higher than the U.S. federal statutory income tax rate of 21% due to the effect of state taxes, increase in foreign tax rate, and the effects of discrete items.
(2)Higher than the U.S. federal statutory income tax rate of 21% due to the effects of state taxes and discrete items.
(20) Commitments and Contingencies
The following table presents rent expense for the Company’s office leases recorded on the condensed consolidated statements of operations for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Rent expense for office leases	$925	$763	$2,598	$2,672
Litigation
The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act (“KCPA”) and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. The plaintiffs seek compensatory and punitive damages, attorneys’ fees and interest.
Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.
In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of the plaintiffs as to the Subclass A breach of contract claim (the “Subclass A Order”) and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the “Subclass B Order”). The court found in favor of the Company as to the plaintiffs’ claims for common law fraud and violation of Kentucky’s insurance statutes and ordered the plaintiffs’ Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
In December 2022, the court dismissed the plaintiffs’ KCPA claims as to both Subclass A and Subclass B. The court also dismissed the plaintiffs’ breach of covenant of good faith and fair dealing claim as to Subclass B but declined to dismiss such claim as to Subclass A pending resolution of the Company’s appeal. The trial previously scheduled for December 2023 has been remanded while the matter is on appeal.
The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.
The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position.
Other Commitments
Tiptree Holdings LLC borrowed $125,000 under a credit agreement (Credit Agreement) with Fortress Credit Corp., dated as of February 21, 2020, for which The Fortegra Group, Inc. and Fortegra Warranty Holdings were the guarantors. As part of the WP Transaction, the Fortress Credit Agreement was repaid and extinguished.
(21) Earnings Per Share
The Company calculates basic net income per share of common stock (common share) based on the weighted average number of common shares outstanding, which includes vested corporate RSUs. Unvested corporate RSUs have a non-forfeitable right to participate in dividends declared and paid on the Company’s common stock on an as vested basis and are therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method under which the income available to common stockholders is allocated to the unvested corporate RSUs.
Diluted net income attributable to common stockholders includes the effect of unvested subsidiaries’ RSUs, when dilutive. The assumed exercise of all potentially dilutive instruments is included in the diluted net income per common share calculation, if dilutive.

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents a reconciliation of basic and diluted net income per common share for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income (loss)	26,463	11,540	62,648	27,958
Less:
Net income (loss) attributable to non-controlling interests	21	270	142	989
Net income allocated to participating securities	78	35	148	38
Preferred dividends	1,613	1,613	4,787	1,771
Net income (loss) attributable to The Fortegra Group, Inc. common shares - basic	24,751	9,622	57,571	25,160
Effect of Dilutive Securities
Preferred stock	1,613	—	4,787	—
Net income (loss) attributable to The Fortegra Group, Inc. common shares - diluted	26,364	9,622	62,358	25,160
Weighted average number of shares of common stock outstanding - basic	61,115,728	61,175,137	61,165,408	54,420,174
Weighted average number of incremental shares of common stock issuable from exchangeable interests and contingent considerations	7,795,375	—	7,381,640	181,307
Weighted average number of shares of common stock outstanding - diluted	68,911,103	61,175,137	68,547,048	54,601,481

Basic net income (loss) attributable to common shares	$0.40	$0.16	$0.94	$0.46
Diluted net income (loss) attributable to common shares	$0.38	$0.16	$0.91	$0.46
(22) Related Party Transactions
The Company and its subsidiaries are parties to a tax sharing agreement with Tiptree for tax periods through June 21, 2022.
Corvid Peak is a related party of the Company because Corvid Peak is deemed to be controlled by Michael Barnes, Tiptree’s Executive Chairman. The Company is invested in funds managed by Corvid Peak (the “Corvid Peak Funds”) and Corvid Peak manages investment portfolio accounts of the Company under an investment advisory agreement (the “IAA”).
In connection with the WP Transaction, the Company caused certain of its subsidiaries to enter into an aggregate of $30,000 principal balance of aggregate related party promissory notes with its parent company, Tiptree Holdings LLC. Prior to the closing of the WP Transaction, the Company repaid the $30,000 principal balance including accrued interest to Tiptree Holdings LLC.
The following table presents the amounts recorded in net investment income on the Company’s condensed consolidated statements of operations resulting from related party transactions, excluding transactions with Warburg portfolio companies and reinsurance transactions described below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Management, incentive and IAA expenses – Corvid Peak	$1,508	$847	$3,876	$2,255

THE FORTEGRA GROUP, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
September 30, 2023
(in thousands, unless otherwise noted)
The following table presents the amounts recorded on the Company’s condensed consolidated balance sheets from related party transactions:

	As of
	September 30, 2023	December 31, 2022
Amounts payable to related parties	$3,538	$5,105
Federal income tax recoverable from Tiptree Inc.	28,740	28,740
Federal income tax payable to Tiptree Inc.	16,742	16,742
Our director John Hendrickson became Chief Executive Officer of Concert Group Holdings, Inc. (“Concert”) on January 1, 2023. From time to time, we have entered into reinsurance arrangements with subsidiaries of Concert. The arrangements are entered into in the ordinary course of business. The following table presents the amounts recorded related to these reinsurance arrangements on the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2023	2023
Earned premiums, net	$(6,319)	$(21,139)

As of
September 30, 2023
Reinsurance recoverable	46,609
Warburg is a related party of Fortegra due to its level of ownership of Fortegra’s Common Stock. Fortegra has arrangements entered into in the normal course of business with certain Warburg portfolio companies for which they have a controlling interest, which predates the WP Transaction. These consist of the following: K2 Insurance Services, LLC, McGill Global Risk Solutions LLC, and Mariner Finance, LLC. Income (loss) before taxes for the nine months ended September 30, 2023 related to these portfolio companies was $2.9 million, $(1.8) million, and $2.0 million, respectively, compared to $0.7 million, $(0.7) million, and $1.1 million, respectively, for the nine months ended September 30, 2022. Income (loss) before taxes for the three months ended September 30, 2023 was $1.0 million, $(0.8) million and $0.5 million, respectively, compared to $0.4 million, $(0.5) million and $0.2 million, respectively, for the three months ended September 30, 2022.
(23) Subsequent Events
The Company reviewed all material events subsequent to September 30, 2023 that occurred up to the date the Company’s condensed consolidated financial statements were issued on November 8, 2023.
On October 6, 2023, South Bay Acceptance Corporation and South Bay Funding LLC, subsidiaries of the Company, entered into a three-year $125.0 million secured credit agreement (“the “New Credit Agreement”) with the lenders from time to time party thereto and Fifth Third Bank, National Association, as the administrative agent. The New Credit Agreement amends and restates the credit agreement dated October 16, 2020 and, among other things, extends the maturity date of the revolving credit facility from October 2023 to October 2026 and increases the total revolving credit commitments from $100.0 million to $125.0 million.
Based on management’s review, no other events merited disclosure in the condensed consolidated financial statements and notes thereto.

SCHEDULE II
THE FORTEGRA GROUP, INC. (PARENT COMPANY ONLY)
Parent Company Only Condensed Balance Sheets

	As of
(in thousands)	December 31, 2022	December 31, 2021
Assets:
Investment in subsidiaries(1)	$345,696	$262,865
Total assets	$345,696	$262,865

Liabilities and member’s equity
Liabilities:
Other liabilities and accrued expenses	$6,970	$—
Due to affiliates(1)	2,082	—
Total liabilities	$9,052	$—

Member’s / Stockholders’ Equity:
Preferred stock $0.01 par value, 100,000,000 shares authorized, — and 5,333,333 shares issued and outstanding, respectively	$77,679	$—
Common stock $0.01 par value, 400,000,000 shares authorized, — and 61,175,137 shares issued and outstanding respectively	612	—
Additional paid-in capital	159,638	157,204
Accumulated other comprehensive income, net of tax	(52,671)	(2,685)
Retained earnings	151,386	108,346
Total member’s equity / stockholders’ equity	336,644	262,865
Total liabilities and member’s equity / stockholders’ equity	$345,696	$262,865
___________________
(1)Eliminated in consolidation

SCHEDULE II
THE FORTEGRA GROUP, INC. (PARENT COMPANY ONLY)
Parent Company Only Condensed Statements of Operations

	Year Ended December 31,
(in thousands)	2022	2021	2020
Equity in earnings of subsidiaries, net of tax(1)	$45,876	$48,755	$22,821
Other income, net of other expense	797	—	—
Income before taxes	46,673	48,755	22,821
Less: provision (benefit) for income taxes	249	—	—
Net income attributable to The Fortegra Group, Inc.	$46,424	$48,755	$22,821
___________________
(1)Eliminated in consolidation
Parent Company Only Condensed Statements of Comprehensive Income

	Year Ended December 31,
(in thousands)	2022	2021	2020
Net income attributable to The Fortegra Group, Inc.	$46,424	$48,755	$22,821

Other comprehensive income (loss), net of tax:
AOCI of subsidiaries, net of tax	(49,986)	(8,359)	3,934
Comprehensive income attributable to The Fortegra Group, Inc.	$(3,562)	$40,396	$26,755

SCHEDULE II
THE FORTEGRA GROUP, INC. (PARENT COMPANY ONLY)
Parent Company Only Condensed Statements of Changes in Member’s / Stockholders’ Equity

	Preferred Stock		Common Stock
(in thousands, except shares)	Number of shares	Par Value	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total member’s / stockholders’ equity
Balance at December 31, 2019	—	$—	—	$—	$224,240	$1,698	$36,810	$262,748
Adoption of accounting standard(1)	—	—	—	—	—	42	(42)	—
Vesting of equity based compensation	—	—	—	—	1,389	—	—	1,389
Contribution from Tiptree	—	—	—	—	33,000	—	—	33,000
Distribution to Tiptree	—	—	—	—	(35,092)	—	—	(35,092)
Other comprehensive income (loss), net of tax	—	—	—	—	—	3,934	—	3,934
Net income (loss)	—	—	—	—	—	—	22,821	22,821
Balance at December 31, 2020	—	$—	—	$—	$223,537	$5,674	$59,589	288,800
Equity based compensation	—	—	—	—	—	—	—	—
Vesting of equity based compensation	—	—	—	—	856	—	—	856
Contribution from Tiptree	—	—	—	—	10,000	—	—	10,000
Distribution to Tiptree	—	—	—	—	(77,190)	—	—	(77,190)
Other, net	—	—	—	—	1	—	2	3
Other comprehensive income (loss), net of tax	—	—	—	—	—	(8,359)	—	(8,359)
Net income (loss)	—	—	—	—	—	—	48,755	48,755
Balance at December 31, 2021	—	$—	—	$—	$157,204	$(2,685)	$108,346	$262,865
Issuance of common stock	—	—	10,777,777	108	112,288	—	—	112,396
Issuance of preferred stock	5,333,333	77,679	—	—	—	—	—	77,679
Equity based compensation	—	—	—	—	97	—	—	97
Conversion to C-Corp	—	—	48,609,600	486	(486)	—	—	—
Contribution of debt from Tiptree	—	—	—	—	(109,447)	—	—	(109,447)
Non-controlling interest exchange	—	—	1,787,760	18	(18)	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	—	(49,986)	—	(49,986)
Preferred dividends	—	—	—	—	—	—	(3,384)	(3,384)
Net income (loss)	—	—	—	—	—	—	46,424	46,424
Balance at December 31, 2022	5,333,333	$77,679	61,175,137	$612	$159,638	$(52,671)	$151,386	$336,644
_______________
(1)Amounts reclassified due to adoption of ASU 2016-13. See Note (2) Summary of Significant Accounting Policies.

SCHEDULE II
THE FORTEGRA GROUP, INC. (PARENT COMPANY ONLY)
Parent Company Only Condensed Statements of Cash Flows

	Year Ended December 31,
(all amounts in thousands)	2022	2021	2020
Operating Activities:
Net income attributable to The Fortegra Group	$46,424	$48,755	$22,821
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of subsidiaries(1)	(45,876)	(48,755)	(22,821)
Non-cash compensation expense	17	—	—
Gain on Warburg Additional Warrants	(939)	—	—
Increase (decrease) in other liabilities and accrued expenses	311	—	—
Increase (decrease) in due to affiliates	63	—	—
Net cash provided by (used in) operating activities	—	—	—
Investing Activities:
Net cash provided by (used in) provided by investing activities	—	—	—
Financing Activities:
Contributions from Tiptree Holdings, LLC	—	10,000	33,000
Distributions to Tiptree	—	(45,170)	(35,092)
Issuance of Fortegra Common Stock	112,396	—	—
Issuance of Fortegra Preferred Stock	77,679	—	—
Issuance of Warburg Additional Warrants	6,230	—	—
Net contributions and distributions - subsidiaries(1)	(196,305)	35,170	2,092
Net cash provided by (used in) financing activities	—	—	—
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of period	—	—	—
Cash and cash equivalents at end of period	$—	$—	$—
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Distribution to Tiptree Holdings LLC	$—	$(32,020)	$—
Assumption of Fortress Credit Agreement from Tiptree Holdings LLC	109,447	—	—
Preferred dividends paid on behalf of the parent	2,016
_______________
(1)Eliminated in consolidation.

SCHEDULE II
THE FORTEGRA GROUP, INC. (PARENT COMPANY ONLY)
Parent Company Only Notes to Condensed Financial Statements
Note 1. Basis of Presentation
The Fortegra Group, Inc. is a holding company incorporated in Delaware, without any operations of its own. The Company allocates the majority of its capital to its insurance company subsidiaries worldwide. These entities provide the primary source of earnings to the Company. These financial statements have been prepared on a “parent-only” basis. Accordingly, the Company’s investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted. The accompanying financial information should be read in conjunction with The Fortegra Group Inc,’s consolidated financial statements and related Notes thereto.
Note 2. Dividends Received
The Company received distributions from subsidiaries of $0, $77,190, and $35,092 for the years ended December 31, 2022, 2021, and 2020, respectively.

Shares
The Fortegra Group, Inc.
Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC
J.P. Morgan
Jefferies
Barclays
JMP Securities A CITIZENS COMPANY
Keefe, Bruyette & Woods A Stifel Company
Piper Sandler
Raymond James

Through and including               , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee	$	*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees		*
NYSE Listing Fees		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*
Total	$	*
__________________
*      To be completed by amendment
Item 14. Indemnification of Directors and Officers.
As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we are required to indemnify our directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.
The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.
We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.
Item 15. Recent Sales of Unregistered Securities.
Since January 1, 2020, the Registrant has issued the following unregistered securities:
(a)The Strategic Investment
On October 12, 2021, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among us, Tiptree Inc. and WP Falcon Aggregator, L.P., (“Warburg”), a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC, pursuant to which, subject to terms and conditions set forth in the Purchase Agreement, we committed to issue and sell, and Warburg agreed to purchase, a combination of (i) our shares of common stock, par value $0.01 (“Common Stock”), (ii) warrants to purchase shares of Common Stock (the “Warrants”), (iii) shares of our Series A Preferred Stock (the “Preferred Stock”) and (iv) additional warrants to acquire Common Stock (the “Additional Warrants”), for an aggregate purchase price of $200 million, in one or more fundings (collectively, the transactions contemplated by the Purchase Agreement, hereinafter referred to as the “Strategic Investment”).
On June 21, 2022, the Strategic Investment closed (the “Closing”). Pursuant to the Purchase Agreement, at the Closing, Warburg paid $200 million in cash to us as consideration for the issuance by us of (i) 10,666,667 shares of Common Stock, (ii) 3,520,000 Warrants (subject to adjustment), (iii) 5,333,333 shares of Preferred Stock shares and (iv) 1,712,511 Additional Warrants to Warburg and 1,712,511 Additional Warrants to Tiptree Holdings LLC. The Strategic Investment gives Warburg an approximately 24% ownership in us on an as-converted basis consisting of the Common Stock and the Preferred Shares, as converted (not including the Warrants, Additional Warrants and all management incentives awards).
In addition, in connection with the Closing, we entered into contribution and exchange agreements with certain of our employees who owned shares in LOTS Intermediate Co. (“LOTS”), a subsidiary of Fortegra Financial Corporation (the “Exchange”). Furthermore, in connection with the Closing, for those employees who had unvested restricted stock units in LOTS, we exchanged those for unvested restricted stock units in the Company on substantially the same terms. In connection with the Exchange, we issued an aggregate of 1,787,760 shares of Common Stock to certain of our employees in exchange for their shares in LOTS. We also granted an aggregate of 224,068 restricted stock units of the Company in exchange for the cancellation of outstanding restricted stock unit awards of LOTS. Furthermore, in connection with the Closing, on June 21, 2022 our director Sean Sweeney purchased 22,222 shares of Common Stock for $249,997.50 and SFRI LLC, a limited liability company whose managing member is our director John Hendrickson, purchased 88,888 shares of our Common Stock for $999,990.
No broker-dealers were involved in the foregoing issuances of securities. The securities described in this Item 15(a) were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to the Registrant in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.
(b)Grants of Stock Awards and Issuance of Shares
During the period beginning January 1, 2020 and ending September 30, 2023, the Company, pursuant to the Company’s 2022 Equity Incentive Plan, granted to certain employees, an aggregate of (a) 1,623,961 time vested options and 1,623,952 performance vested options, both with a strike price of $11.25, (b) performance based restricted stock units (“PRSUs”) that vest based on the achievement of specified gross written premium volume targets and underwriting ratios for selected specialty insurance lines written in 2024 and (c) 80,106 restricted stock units (“RSUs”) that vest pro-rata over three years, and granted to its independent directors, Messrs. Hendrickson and Sweeney, an aggregate of 26,668 stock options (the “Director Options”) with a strike price of $11.25, which vest and become exercisable with respect to one-third of the stock options on each anniversary of the grant date. The time vested options vest in equal parts over five years and expire on the ten year anniversary of the grant date. The performance vested options vest based on IRR targets of 17% to 24% determined at the time of a change of control of the Company or sale by Warburg of more than 50% of all of our securities (on an as converted basis) acquired in 2022. If and upon vesting, the PRSUs entitle recipients to participate in an aggregate pool of between $5 million and $20 million, payable in shares of the Company.
As of September 30, 2023, none of the time vested options or performance vested options, PRSUs or RSUs granted, as described in this Item 15(b), were vested and an aggregate of 8,888 Director Options are vested and exercisable.
The issuances of the securities described above in Item 15(b) were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)Financial Statement Schedules
Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
We hereby undertake that:
(i)for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of The Fortegra Group, Inc. to be in effect upon the effectiveness of this registration statement.
3.2*	Form of Amended and Restated Bylaws of The Fortegra Group, Inc. to be in effect upon the effectiveness of this registration statement.
4.1	In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long-term debt of subsidiaries of the registrant have been omitted but will be furnished to the SEC upon request.
4.2†	Certificate of Designation of Series A Preferred Stock of The Fortegra Group, Inc.
4.3†	Form of Warrant to Purchase Common Stock.
4.4†	Form of Investor Additional Warrants to Purchase Common Stock.
4.5†	Form of Tiptree Additional Warrants to Purchase Common Stock.
5.1*	Opinion of Ropes & Gray LLP.
10.1†
Second Amended and Restated Credit Agreement, dated as of October 21, 2022 by and among Fortegra Financial Corporation, LOTS Intermediate Co. and The Fortegra Group, Inc., as borrowers, the lenders from time to time party thereto, certain of Fortegra’s subsidiaries, as guarantors, and Fifth Third Bank, N.A., as administrative agent and issuing lender.

10.2†
Second Amended and Restated Security Agreement, dated as of October 21, 2022, by and among The Fortegra Group, Inc., Fortegra Financial Corporation and LOTS Intermediate Co., as borrowers and the subsidiary loan parties in favor of Fifth Third Bank, N.A., as administrative agent for the benefit of the lenders.

10.3†
Second Amended and Restated Pledge Agreement, dated as of October 21, 2022, by and among The Fortegra Group, Inc., Fortegra Financial Corporation and LOTS Intermediate Co., the other persons who may become pledgors and Fifth Third Bank, N.A., as administrative agent.

10.4†	Form of U.S. Revolving Credit Note, under the Second Amended and Restated Credit Agreement, filed as Exhibit 10.1 hereto.
10.5†	Form of Global Revolving Credit Note, under the Second Amended and Restated Credit Agreement, filed as Exhibit 10.1 hereto.
10.6†	Form of Swing Note, under the Second Amended and Restated Credit Agreement, filed as Exhibit 10.1 hereto.
10.7†
Amended and Restated Credit Agreement dated as of October 6, 2023 by and among South Bay Acceptance Corporation, South Bay Funding LLC, the lenders from time to time party thereto and Fifth Third Bank, National Association as the administrative agent.

10.8*	Form of Amended and Restated Stockholders Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc. and WP Falcon Aggregator, L.P.
10.9†	Registration Rights Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc., WP Falcon Aggregator, L.P. and the other holders set forth therein.
10.10†	Form of Indemnification Agreement.
10.11†	Investment Advisory Agreement by and among The Fortegra Group, LLC and subsidiaries and Corvid Peak Capital Management, LLC effective as of May 3, 2021 and July 1, 2021.
10.12†	Investment Advisory Agreement between Fortegra Europe Insurance Company Ltd and Corvid Peak Capital Management, LLC dated as of May 1, 2022.
10.13†	Amended and Restated Tax Sharing Agreement dated and effective April 28, 2021, made by and among Tiptree Inc. and its subsidiaries.
10.14+†	2022 Equity Incentive Plan.
10.15+†	2021 Cash Incentive Plan.
10.16+†	Form of Restricted Stock Unit Agreement under the 2022 Equity Incentive Plan, filed as Exhibit 10.14 hereto.
10.17+†	Form of Non-Qualified Stock Option Agreement, under the 2022 Equity Incentive Plan, filed as Exhibit 10.14 hereto.

10.18+†	Form of Performance Award Agreement, under the 2022 Equity Incentive Plan, filed as Exhibit 10.14 hereto.
10.19+†	Executive Employment and Non-Competition Agreement between The Fortegra Group, Inc. and Richard S. Kahlbaugh, dated as November 17, 2022.
10.20+†	Executive Employment and Non-Competition Agreement between The Fortegra Group, LLC and Abigail Taylor, dated as of May 17, 2022.
10.21+†	Executive Employment and Non-Competition Agreement between The Fortegra Group, Inc. and Edward Peña, dated as of August 28, 2022.
10.22+†	Executive Employment and Non-Competition Agreement between Fortegra Financial Corporation and Mark Rattner, dated as of September 6, 2016.
10.23+†	Confidential Separation Agreement and General Release between The Fortegra Group, Inc. and Michael Grasher, dated as of August 8, 2023 (revised August 31, 2023).
10.24+	Indemnity Agreement effective as of February 11, 2010, by and between Fortegra Financial Corporation and Richard S. Kahlbaugh.
21.1†	List of Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1).
99.1*	Consent of Director Nominee.
107†	Filing Fee Table.
__________________
*To be filed by amendment.
†       Previously filed.
+       Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Jacksonville, state of Florida, on December 19, 2023.

The Fortegra Group, Inc.
By:	/s/ Richard S. Kahlbaugh
Richard S. Kahlbaugh President, Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Richard S. Kahlbaugh	President, Chief Executive Officer and Director (Principal Executive Officer)	December 19, 2023
Richard S. Kahlbaugh

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 19, 2023
Edward Peña

*	Chairman of the Board	December 19, 2023
Michael G. Barnes

*	Director	December 19, 2023
Jonathan Ilany

*	Director	December 19, 2023
José Arredondo

*	Director	December 19, 2023
John J. Hendrickson

*	Director	December 19, 2023
Randy S. Maultsby

*	Director	December 19, 2023
Jeffrey Stein

*	Director	December 19, 2023
Sean S. Sweeney

*By: /s/ Richard S. Kahlbaugh
Richard S. Kahlbaugh
Attorney-in Fact